Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

11 March 2013

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; certain ring-fencing proposals; sustainability targets; regulatory investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; and the Group’s potential exposures to various types of political and market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and of certain assets and businesses required as part of the State Aid restructuring plan; organisational restructuring in response to legislative and regulatory proposals in the United Kingdom (UK), European Union (EU) and United States (US); the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the implementation of recommendations made by the Independent Commission on Banking and their potential implications and equivalent EU legislation; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

The company publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, the European single currency, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Non-GAAP financial information
The directors manage the Group’s performance by class of business, before certain reconciling items, as is presented in the segmental analysis on pages 97 to 103 (the “managed basis”). Discussion of the Group’s performance focuses on the managed basis as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document or in the segmental analysis on pages 97 to 104. These non-GAAP financial measures are not a substitute for GAAP measures. Furthermore, RBS has divided its operations into “Core” and “Non-Core”. Certain measures disclosed in this document for Core operations and used by RBS management are non- GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. In addition, RBS has further divided parts of the Core business into “Retail & Commercial” consisting of the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US Retail & Commercial divisions. This is a non GAAP financial measure. Lastly, the Basel III net stable funding ratio (see page 168) represents a non-GAAP financial measure given it is a metric that is not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Disposal groups
Since 2011, the assets and liabilities relating to the RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’), were classified within Disposal groups. Santander's withdrawal from the sale in October 2012 has led the Group to conclude that a sale within 12 months is unlikely; accordingly the balance sheet at 31 December 2012 does not classify the assets and liabilities of the UK branch-based businesses within Disposal groups. IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ does not permit restatement on reclassification.

Presentation of information (continued)

Discontinued operations
The Group sold the first tranche (34.7%) of the share capital of Direct Line Insurance Group plc (DLG) in October 2012 via an Initial Public Offering, consistent with the plan to cede control by the end of 2013.  In accordance with IFRS 5, DLG has been recognised as a discontinued operation with consequent changes to the presentation of comparative information. The assets and liabilities relating to DLG are included in Disposal groups as at 31 December 2012.

Restatements
Divisional reorganisation and Group reporting changes
During the year, details of a divisional reorganisation and certain Group reporting changes were announced. These are discussed below. Comparative data have been restated to reflect these changes.

Organisational change
In January 2012, the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes have seen the reorganisation of the Group’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the proposed exit and/or downsizing of selected activities. The changes will ensure the wholesale businesses continue to deliver against the Group’s strategy.

Revised allocation of Group Treasury costs
In the first quarter of 2012, the Group revised its allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. The new methodology is designed to ensure that the allocated funding and liquidity costs more fully reflect each division’s funding requirement.

Revised divisional return on equity ratios
For the purposes of divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets (RWAs), adjusted for capital deductions. Historically, notional equity was allocated at 9% of RWAs for the Retail & Commercial divisions and 10% of RWAs for Global Banking & Markets. This was revised in Q1 2012 and 10% of RWAs is now applied to both the Retail & Commercial and Markets divisions.

Fair value of own debt and derivative liabilities
The Group had previously excluded changes in the fair value of own debt (FVOD) in presenting the underlying performance of the Group on a managed basis given it is a volatile non-cash item. To better align our managed view of performance, movements in the fair value of own derivative liabilities (FVDL), previously incorporated within Markets operating performance, are now combined with movements in FVOD in a single measure, ‘Own Credit Adjustments’ (OCA). This took effect in Q1 2012 and Group and Markets operating results have been adjusted to reflect this change which does not affect profit/(loss) before and after tax.

Share consolidation
Following approval at the Group’s Annual General Meeting on 30 May 2012, the sub-division and consolidation of the Group’s ordinary shares on a one-for-ten basis took effect on 6 June 2012. Consequently, disclosures for 2011 relating to or affected by numbers of ordinary shares or share price have been restated.

Comment

Philip Hampton, Group Chairman, letter to shareholders:
The plan to rebuild RBS from 2009 has been based on two primary elements. The first was to stabilise the company, making it safe so that it could stand on its own feet. The second was to focus our energies on serving customers well. We were clear that the plan would take time and that it would take five years and more for key aspects to be delivered.

Four years on, I am pleased to report that we made more progress in 2012, passing a number of important milestones. Perhaps the most significant was when, with our regulator’s agreement, we exited the Asset Protection Scheme in October, the earliest date at which that was possible. We were able to do so because we have made RBS safer. Our Core Tier 1 capital ratio was 10.3% at the end of 2012, above our target, despite some large unplanned charges. The balance sheet is smaller, falling by a further £195 billion to £1,312 billion, as the run-down of Non-Core assets continued faster than we first planned. Our funding is more stable too, with the Group loan to deposit ratio at 100% or 90% in our Core business and our liquidity portfolio is 3.5x times short-term wholesale funding.

We have achieved all of this in the most testing economic environment for many decades. The UK economy is still smaller than before the crisis struck and the US economy is only slightly bigger. This weakness in the main economies where we operate was a headwind to our plans, and regulatory changes have further reduced our return on equity in some areas. In particular, lower returns from investment banking activities necessitated further restructuring.

Much of what RBS has accomplished since 2009 has been down to the hard work, professionalism and commitment of our people. I would like to thank every one who did their best for our customers in 2012.

However, it became painfully clear during the year that some of our employees had behaved in ways that do not represent the values of RBS. Their misconduct casts a shadow across our progress and the good work of many thousands in the Group. I have already spoken about the behaviour of some people in RBS in making LIBOR submissions. It was wrong. The RBS Board has acknowledged that there were serious shortcomings in our risk and control systems, and also in the integrity of a small group of our employees, and has taken action to ensure full and proper accountability.

At times like these, your Board and the senior management of the company have a duty to lead. Our response has been diligent and determined in tackling any hint of misconduct and other failings, past or present. Our job has been three-fold: to understand what had happened and why, to put it right and then to minimise the chance that such problems happen again.

The failure of one of our IT systems in June had unacceptable consequences for many of our customers in the UK and the Republic of Ireland. The Board Risk Committee has led a rigorous review of what went wrong. The Committee has sought to ensure that customers who were affected are appropriately compensated. It will continue to oversee the management of technology risks and lead our communication with customers, regulators and others when the investigations conclude. The response of our staff in branches, call centres and elsewhere in dealing with the problems we had caused to our customers was outstanding.

Comment (continued)

Philip Hampton, Group Chairman, letter to shareholders: (continued)
While these failings show our continuing need to improve our risk and control systems, they at times had a deeper cause. Some employees put their own interests well ahead of customers’ and shareholders’, ignoring the difference between right and wrong. Your Board expects our people to demonstrate the highest standards of personal and professional conduct. We know that our shareholders, our customers and others will hold us to high standards. It is a matter of great regret that the conduct and values of a very small number of our people fell so far short of what we expect.

That is why your Board is determined to ensure that RBS exemplifies the culture you would expect in a bank that serves customers well and makes an important contribution to the communities where we operate. It is why we have taken steps to manage more effectively what the industry now calls conduct risk. In short, this is the risk that the company is damaged because our people do not behave properly. The Board Risk Committee has supervised the development of our approach to conduct risk management. Together, the Board Risk Committee and Remuneration and Performance Committee have developed proposals that mean our reward policies will support good conduct.

As a Board, we are determined that RBS should be known in future for how we behave as well as for commercial success.

On LIBOR, IT and many other issues, my fellow directors have shouldered a considerable and growing burden of work. I wish to thank them for that and for their support throughout the year.

We know our future performance will be heavily influenced by economic conditions. Consensus forecasts for 2013 give some hope that this year will see a return to modest growth in the UK and continued, if moderate, expansion in the US. Compared with a year ago, the problems of the euro area appear less pressing though key challenges remain. Governments and central banks are now managing that crisis more effectively and they have started to put in place the financial infrastructure needed to sustain the euro. We are entitled to some confidence that the economic environment in 2013 will be better than at any time since the financial crisis struck in 2007.

We are delivering what we said we would do in our strategic plan. We have made RBS safer. It is much closer now to being in the good financial health that would allow shareholders to receive a dividend and the Government to start to sell its stake. The challenge that remains is to serve customers better and to do business in a way that makes you and us proud to be part of RBS.

Comment (continued)

Stephen Hester, Group Chief Executive, letter to shareholders:
RBS is four years into its recovery plan and good progress has been made. We are a much smaller, more focused and stronger bank. Our target is for 2013 to be the last big year of restructuring. There will be important work still to do, but an increasingly sound base from which to work. As the spotlight shifts to the ‘new RBS’ post restructuring, we are determined that it will show a leading UK bank striving to be a really good bank. By serving customers well RBS can become one of the most respected, valued and stable of banks. That is our goal.

2012 saw landmark achievements for RBS. It was also a chastening year. Along with the rest of the banking industry we faced significant reputational challenges as we worked with regulators to put right past mistakes. We are determined to overcome the cultural and reputational baggage of pre-crisis times with the same focus we have applied to the financial clean-up from that era.

Priorities
The Bank’s purpose is to serve customers well. The better we do this the better the results will be for all our stakeholders over time.

We need to complete and sustain our return to a safe and conservative risk profile.

And these priorities need in turn to produce a sustainable result for shareholders, and to create the opportunity for taxpayer share sales.

If we make continued progress across these priorities, and do it in the right way, we can become a really good bank and serve our stakeholders and society well.

2009-2012 Report Card
During the last four years RBS has:

•
Sustained its 33 million customer franchise in the face of substantial restructuring and other pressures. Lending balances to Core UK businesses and homeowners (excluding commercial real estate) were grown by 3% while the wider economy shrank by over 1%.

•
Rebuilt financial resilience. RBS’s huge restructuring process is moving successfully to its later stages. From their worst point, total assets are down £906 billion, short-term wholesale borrowing is £255 billion down. Risk concentrations are well down. Balance sheet leverage is reduced from 21x to 15x. In each case we are well ahead of original targets. And a Core Tier 1 capital ratio of 10.3% provides us some 3.5 times more capital per unit of equivalent risk than pre-crisis levels.

•
Reached a loan to deposit ratio - perhaps the clearest indicator of a bank’s funding prudence - of 1:1 from a worst point of 154%. Achieving this ‘golden rule’ of banking is a powerful symbol of our recovery.

•
Produced £43 billion in pre-impairment profits from Core businesses. These have been used to self fund the majority of £52 billion of legacy losses, loan impairments, restructuring charges, regulatory costs and other clean-up items.

Comment (continued)

Stephen Hester, Group Chief Executive, letter to shareholders: (continued)

2012 Results
2012 saw landmark achievements in our restructuring plan. It saw sustained customer lending support. A 61% share price rise during the year (and 215% versus the January 2009 low point) underlined an improvement of investor belief in our future and that of the banking sector generally.

The critical task of financial stabilisation passed milestones as RBS recommenced preference share dividends, completed the repayment of all crisis liquidity facilities from public authorities and exited the UK Government £282 billion Asset Protection Scheme without making any claim under it. The notable flotation of Direct Line Group represented the third of four EU state aid conditions and offset the disappointment of Santander withdrawing from its agreed purchase of 315 branches from RBS.

Underlining this progress, RBS 5 year bonds traded at c.1% credit spreads compared to their wide levels earlier in the year of c.4.5%. The resultant own-credit accounting charge of £4.6 billion reflects this huge improvement in the perceived credit quality of RBS.

Core Bank operating profits were £6.3 billion of which Retail and Commercial businesses were £5.3 billion (excluding Ulster Bank) and Markets £1.5 billion. Non-Core losses declined again (32% to £2.9 billion) and Non-Core assets also fell ahead of target to £57 billion. We expect to slow the pace and cost of the remaining run-down once we hit the £40 billion asset target for the end of 2013. Exceptional charges in relation to Payment Protection Insurance claims, LIBOR settlements and interest rate hedging product redress, together with the own credit adjustment, resulted in a loss before tax of £5,165 million.

In a tough economic environment, most of the banking industry’s ongoing businesses are running hard to stand still, and so it was at RBS. But the existing level of operating performance is essential to fund our historic clean-up with the moment coming ever closer when these costs are behind us and rewards flow directly once more to shareholders.

Reputation
Our industry faces a tough challenge rebuilding its reputation. 2012 was a wrenching year on that front as the cultural clean-up came to the fore which was always a companion to physical changes required from pre-crisis times.

Expectations are changing fast and even past ones have not been lived up to often enough. And the mistakes of some, grievous in cases, are tainting the efforts of the majority of bank staff. Most banks have past failings on a range of fronts. For RBS the two worst in the past year were LIBOR and our IT incident - quite different though they are.

There is no single solution or dramatic action able to address this problem. The best companies in the world in any industry develop, almost as part of their DNA, the consistent commitment to serve customers well and act accordingly. Our sights are set here. The facts and the culture that drives them will be established one piece at a time across many many issues. But we have no higher priority.

Comment (continued)

Stephen Hester, Group Chief Executive, letter to shareholders: (continued)

Strategy
The new RBS is a leading UK bank anchored in retail and commercial business lines. Our businesses are shaped around customer needs with substantial competitive strengths in their respective fields.  Each unit is being retooled to provide improved and enduring performance and to meet new external challenges. We sustain strong capabilities internationally and in financial markets to support the needs of our customers and shareholders. Our businesses are managed to add value in their own right but to provide a stronger, more balanced and valuable whole through vital cross-business linkages.

The physical weaknesses uncovered by the financial crisis - of leverage, risk concentration and business stretch - are close to being fixed. RBS’s total assets have already been reduced by £906 billion from their peak in 2008 - more than any other entity worldwide has achieved.

The principles behind this strategy are sound and working. But it will continue to evolve. A much slower economic recovery and tougher set of regulatory and policy pressures need to be absorbed. We have done this with more emphasis on customer service, balance sheet conservatism and while asking staff to do more with less during a period of significant change. Our business ambitions have been trimmed as a necessary reaction.

But whatever the outside conditions and evolution of strategy we are clear about the interrelated nature of our priorities.  To serve customers well, run only prudent risk and reward shareholders over the longer term.

In this context we have set a new medium-term target for our Markets business, which is an important part of our service to corporate and institutional customers. We aim to further reduce its scale and scope, targeting capital consumption of £80 billion RWAs whilst sustaining the service provided to our customer base.

Additionally, the Board has decided it is now the right time to begin work on a partial flotation of Citizens, our US banking business, targeted probably at around 2 years from now. Citizens is a good business, serving around 5 million customers in the north east of the United States where it is has a strong market position. It has been substantially improved since 2009 and a local public listing will help to highlight its growing value. This provides a positive opportunity for Citizens and its 14,700 employees, as well as being a sensible move for RBS as a whole.

People
The banking industry has come down to earth hard.  While a more balanced global economy has clear merits, the changes, pressures and adjustments asked of our people remain high. And successful results are vital for the many who rely on us. The engagement, dedication and professionalism of RBS employees remains outstanding and has much to be commended.

Concluding remarks
RBS is coming through an immense and wrenching restructuring. Much has been achieved and that should underpin our energy for what remains. Much is already good about our Core business, how it serves customers, how it performs. Our ambition is to be a really good bank - for all our stakeholders. Simple to say. A lot still to do. Many will benefit from our achieving that goal.

I thank our staff and all our stakeholders for their continued support in this effort.

Condensed consolidated income statement
for the period ended 31 December 2012

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Interest receivable	18,530	21,036	4,439	4,456	5,147
Interest payable	(7,128)	(8,733)	(1,666)	(1,647)	(2,161)

Net interest income	11,402	12,303	2,773	2,809	2,986

Fees and commissions receivable	5,709	6,379	1,374	1,400	1,589
Fees and commissions payable	(834)	(962)	(245)	(209)	(339)
Income from trading activities	1,675	2,701	474	334	(238)
Gain/(loss) on redemption of own debt	454	255	-	(123)	(1)
Other operating income	(465)	3,975	227	(252)	174

Non-interest income	6,539	12,348	1,830	1,150	1,185

Total income	17,941	24,651	4,603	3,959	4,171

Staff costs	(8,076)	(8,356)	(1,628)	(1,959)	(1,898)
Premises and equipment	(2,232)	(2,423)	(592)	(550)	(666)
Other administrative expenses	(5,593)	(4,436)	(2,506)	(1,193)	(1,149)
Depreciation and amortisation	(1,802)	(1,839)	(498)	(421)	(501)
Write-down of goodwill and other intangible assets	(124)	(80)	(124)	-	(80)

Operating expenses	(17,827)	(17,134)	(5,348)	(4,123)	(4,294)

Profit/(loss) before impairment losses	114	7,517	(745)	(164)	(123)
Impairment losses	(5,279)	(8,707)	(1,454)	(1,176)	(1,916)

Operating loss before tax	(5,165)	(1,190)	(2,199)	(1,340)	(2,039)
Tax (charge)/credit	(469)	(1,127)	(46)	(10)	213

Loss from continuing operations	(5,634)	(2,317)	(2,245)	(1,350)	(1,826)

(Loss)/profit from discontinued operations, net of tax
- Direct Line Group (1)	(184)	301	(351)	62	36
- Other	12	47	6	5	10

(Loss)/profit from discontinued operations, net of tax	(172)	348	(345)	67	46

Loss for the period	(5,806)	(1,969)	(2,590)	(1,283)	(1,780)
Non-controlling interests	123	(28)	107	(3)	(18)
Preference share and other dividends	(288)	-	(114)	(98)	-

Loss attributable to ordinary and B shareholders	(5,971)	(1,997)	(2,597)	(1,384)	(1,798)

Basic and diluted loss per ordinary and B share from continuing operations (2)	(53.7p)	(21.3p)	(21.4p)	(13.1p)	(16.9p)

Basic and diluted loss per ordinary and B share from continuing and discontinued operations (2)	(54.3p)	(18.5p)	(23.4p)	(12.5p)	(16.6p)

Notes:
(1)	Includes write-down of goodwill of £394 million in Q4 2012. Refer to Note 12 for further information.
(2)	Data for 2011 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares.

Highlights

Rebuilding financial resilience
•	RBS has made good progress on the safety and soundness agenda at the heart of its five year recovery plan:
	○	Funded assets were down £107 billion in 2012 to £870 billion, driven by Non-Core and Markets.
	○	Risk-weighted assets decreased by £48 billion to £460 billion, with £21 billion Q4 reduction.
	○	Core Tier 1 ratio of 10.3%, up from 9.7% in 2011(1).
	○	Strong and liquid balance sheet, with loan book now 100% funded by customer deposits.
	○	Short-term wholesale funding down a further £60 billion in 2012 to £42 billion, covered 3.5 times by the Group’s high quality liquid asset portfolio.

•
RBS’s strengthening credit profile has been recognised in traded debt markets, with CDS spreads more than halving over the course of 2012 and secondary bond spreads tightening by more than 340 basis points. This strengthening resulted in a 2012 accounting charge for improved own credit of £4,649 million, compared with a credit of £1,914 million in 2011.

•	Loan impairment provision balances were raised to £21.3 billion, increasing coverage of risk elements in lending to 52%, compared with 49% in 2011.

•	Risk-weighted assets were 53% of funded assets at 31 December 2012, above the average of peers in the UK and Europe. The Group absorbed £44 billion of regulatory RWA increases in 2012.

Significant improvement in operating performance in 2012
•	Core operating profit totalled £6,341 million, up 5% from 2011, with Retail & Commercial down 6%, reflecting weaker income, but Markets improving by 68%.
	○	Income was down 4%, driven by UK Retail and International Banking.
	○	Expenses decreased by 4%, with continuing benefits from the cost reduction programme launched in 2009 and a 6,600 reduction in Core staffing levels.
○
Impairment charge declined by 13% to £3,056 million, with improved credit trends in UK Retail and US Retail & Commercial coupled with stabilisation, though still at elevated levels, in Core Ulster Bank.

•	Non-Core operating losses were £2,879 million, £1,342 million lower than 2011, mainly driven by a significant fall in impairments in the Ulster Bank and other real estate portfolios.

Milestones towards recovery
•	RBS passed a number of significant milestones in 2012 as it moved towards becoming a stable, capital-generative business capable of providing outstanding service to its customers.
	○	Resumption of coupon payments on hybrid capital instruments.
	○	Exit from the UK Government Asset Protection Scheme with no claims made.
	○	Repayment in full of remaining Special Liquidity Scheme and Credit Guarantee Scheme funding.
	○	Successful flotation of Direct Line Group.
	○	Relaunch of the sale process for 315 profitable branches required to be sold under the EC State Aid agreement.
	○	Restructuring of the Markets business with balance sheet and capital intensity reduced further.
	○	Over £200 billion of Non-Core funded assets taken off the balance sheet since 2008.

Highlights (continued)

Working through legacy conduct issues
•
2012 has brought significant challenges as RBS has continued to work through the conduct issues resulting from past failings while seeking to lay the foundations for changes to bring about a healthier and more sustainable culture and do its part to enable the banking industry to rebuild reputation. These conduct issues have had a material financial impact on the Group, in addition to reputational damage.

•
On 6 February 2013, RBS reached agreement with the Financial Services Authority, the US Department of Justice and the Commodity Futures Trading Commission in relation to the setting of LIBOR and other trading rates, including financial penalties of £381 million. The Group continues to co-operate with other bodies in this regard and expects it will incur some additional financial penalties.

•
A further £450 million charge was taken in Q4 in relation to Payment Protection Insurance (PPI) claims. This strengthened the cumulative provision for PPI to £2.2 billion, from which £1.3 billion in redress had been paid by 31 December 2012.

•
In Q2 2012 RBS provided £50 million for the redress it expected to offer retail classified clients who had been sold structured collar products. Following the Financial Services Authority’s announcement of its pilot review findings and redress framework, a further charge of £650 million has been booked in Q4 2012 to meet the additional costs of redress to the broader SME customer set who bought other simpler interest rate hedging products, largely in the period 2001-2008 when interest rates were significantly higher.

Continuing commitment to customers in challenging times
•	RBS is committed to serving its customers well and helping them realise their ambitions. We strive to earn their trust by focusing on their needs and delivering excellent service.

•	In 2012, the Group served its core customer base of 33 million, three quarters of it in the UK.

•	RBS has maintained its support for UK households and businesses by ensuring that credit remains appropriately available. In 2012 the Group:
	○	Offered more than £58 billion of loans and facilities to UK businesses, of which more than £30 billion was to SMEs, and renewed £27 billion of overdrafts including £8 billion for SMEs.
	○	Advanced £16 billion of UK home loans, including £3 billion to first time buyers.
	○	Accounted for 36% of all SME lending, compared with its overall customer market share of 24%.

Highlights (continued)

Outlook
We expect the economic and regulatory challenges present in 2011 and 2012 to continue into 2013. Growth prospects in the UK, the Group's most important market, remain subdued, while a degree of macro-economic risk persists in the Eurozone and more generally within the global economy.

We will continue to focus on maintaining a strong balance sheet and further improving our capital position. Our funding and liquidity positions are very strong, providing capacity for Core loan growth if demand is there as we move through 2013.

Against this backdrop, Retail & Commercial performance is expected to be stable or improve, primarily as a result of gently declining impairments within Ulster Bank and good cost control. Group net interest margins are expected to be broadly stable, improving slightly over the course of the year. Markets-related income is, as ever, difficult to forecast but we expect lower income in 2013 as a result of reduced balance sheet and associated restructuring.

Non-Core continues to make good progress and we are confident of achieving our asset reduction target for 2013. The overall loss is expected to decline somewhat compared with 2012.

Below the line itemised charges are expected to be lower than in 2012.

Having made strong progress, RBS is targeting for the most important restructuring actions to be substantially complete by the end of 2013, with the Group thereby positioned to be a cleaner and better performing bank in future years.

Note:
(1)	Excluding Asset Protection Scheme relief.

Business update

Supporting our UK customers
Over the last four years, RBS has increased Core lending (excluding commercial real estate) to UK businesses and homeowners by 3%(1), maintaining its support for its UK customers despite the wider economy shrinking by more than 1%. The Bank’s restructuring plan was designed from the start to ensure strong capital and funding availability to support the flow of credit to the UK real economy, with deleveraging concentrated on the Group’s Non-Core, Markets and commercial real estate exposures.

In 2012 RBS:
•	Offered more than £58 billion of loans and facilities to UK businesses, of which more than £30 billion was to SMEs.
•	Renewed £27 billion of UK business overdrafts, including £8 billion for SMEs.
•	Advanced £16 billion of UK home loans, including £3 billion to first time buyers.
•	Accounted for 36% of all SME lending, compared with overall customer market share of 24%(2).
•	Grew net advances in its Lombard asset finance business by 8%, with advances to the manufacturing sector up 66%, and increased invoice finance advances by 4%.
•	Successfully restructured over 857 UK companies, helping to preserve 163,000 UK jobs.

Lending demand in most sectors remained subdued in 2012, given the flat economy, particularly among smaller businesses, many of which have concentrated on repaying existing loans. Overall SME loan applications were down 19% from 2011 and were weaker in Q4, down 25% from Q4 2011. However, RBS has taken opportunities to expand lending in sectors where demand has been stronger, with lending to SMEs in the healthcare sector increasing by 18% in 2012. Lending to SMEs in the education sector was also up 8%.

RBS continues to accept over 90% of all SME credit applications it receives. In common with other members of the Business Finance Taskforce, RBS has established an independently reviewed process for SME customers to appeal against credit decisions. RBS accounts for only 6% of customer appeals in the first year reviewed by the independent external reviewer, well below its market share, and only 20% of decisions were overturned on appeal, compared with 40% for the industry as a whole.

Many customers have reduced their drawings on the credit facilities already available to them. Overdraft utilisation fell to 43% at the end of 2012 from 45% in 2011, leaving £4 billion of SME overdraft facilities available but not drawn. A further £35 billion of undrawn loans and facilities remained available to mid and large corporates. Drawn lending has fallen fastest in the large corporate segment, where clients have taken advantage of favourable capital market conditions to substitute bond finance for bank debt. RBS helped UK companies, universities and housing associations to raise £44 billion through bond issues in 2012.

RBS has sought to support its customers by using the Bank of England’s Funding for Lending Scheme (FLS), which was opened for drawings in August, to encourage credit demand. The Group offered lower interest rates and waived arrangement fees on £1.7 billion of SME loans in H2 2012, benefiting over 11,000 SMEs. The average price of SME loans dropped from 4.27% to 3.93% in H2 2012 following the introduction of the FLS. RBS has also been the leading lender in the Government’s Enterprise Finance Guarantee Scheme, accounting for 40% of all EFG loans to date, well in excess of its SME market share and half as much again as its nearest competitor.

Business update

Supporting our UK customers (continued)
RBS also used FLS to support first time buyers, with around 4,000 homebuyers benefiting from cheaper rates on over £500 million of mortgages in H2 2012. At a Group level, excluding Non-Core and commercial real estate lending, total RBS FLS-eligible balances increased by £557 million over the first six months of the FLS. Core Lombard and RBS Invoice Finance balances, which are excluded from FLS statistics, grew by a further £471 million.

On a divisional basis, RBS’s Core UK Corporate division saw total loans and advances decline by 3.3% in 2012. Excluding property, housebuilding and construction, UK Corporate’s loans and advances increased by 0.3%.

In two areas the Group has the requirement to run down high risk and non-strategic exposures: those in its Non-Core division and its excessive exposures to the real estate-related sector. Non-Core and commercial property balances, which are included within the scope of FLS, declined by £7.3 billion in 2012, with a decline of £2.3 billion recorded in Q4.

(1)	2008 Core balances used in the calculation are management estimates based on the 2009 Core/Non-Core split as Non-Core was not created and reported separately until 2009.
(2)
Source: British Bankers’ Association; RBS internal data; the Charterhouse UK Business Banking Survey, based on a sample of 16,594 businesses interviewed throughout 2012, weighted by region and turnover to be representative of businesses in Great Britain.

RBS has transformed its funding and liquidity metrics over the first four years of its five year Strategic Plan. It has substantially reduced its dependence on short-term wholesale funding and simultaneously grown a large, high quality liquidity portfolio. This has enabled the Group to meet, and in some cases surpass its strategic funding and liquidity targets by the end of 2012:
•	the loan:deposit ratio improved by 8% over the year, reaching the medium-term target of 100% by the year-end and 12 months ahead of management’s original 2013 goal;

•	short-term wholesale funding of £42 billion represented 5% of funded assets, versus the target of under 10%; and

•	the £147 billion liquidity portfolio covered short-term wholesale funding balances 3.5 times, comfortably above the target of more than 1.5 times.

The Group also successfully improved capital resilience, increasing underlying Core Tier 1 capital levels following the exit from the Asset Protection Scheme.

With the safety and soundness agenda largely complete, RBS can now increase its focus on optimising its Core businesses to build an enduring and interconnected set of customer driven franchises which all earn sustainable returns greater than the Group’s cost of capital from an appropriate cost base.

Analysis of results

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
Net interest income	£m	£m	£m	£m	£m

Net interest income	11,402	12,303	2,773	2,809	2,986

Average interest-earning assets	592,960	649,713	566,233	576,060	652,155

Net interest margin
- Group	1.92%	1.89%	1.95%	1.94%	1.82%
- Retail & Commercial (1)	2.92%	2.97%	2.92%	2.92%	2.90%
- Non-Core	0.31%	0.63%	0.29%	0.41%	0.42%

Note:
(1)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US R&C divisions.

Key points
Group net interest income trends matched the fall in the Group’s balance sheet, reflecting the de-leveraging particularly in Non-Core. Net interest margin (NIM), despite very low interest rates and strong deposit competition, remained stable.

2012 compared with 2011
•	Group net interest income declined by 7%, largely reflecting lower interest-earning asset balances.
•
Average interest-earning assets fell by £57 billion to £593 billion, reflecting strong progress on the run-down of Non-Core and targeted asset reductions in International Banking. Unsecured balances also declined in UK Retail.

•	Core NIM was stable at 2.16%, with the stronger balance sheet enabling a reduction in the size of the Group’s liquidity buffer and offsetting a decline in R&C NIM.
•
The fall in R&C NIM was predominantly driven by weaker deposit margins in UK Retail and International Banking and lower asset yields in US Retail & Commercial, partly offset by improved margins in Wealth.

Q4 2012 compared with Q3 2012
•
Average interest-earning assets fell by £10 billion, with the continued run-down of Non-Core, a smaller investment portfolio in US Retail & Commercial, targeted loan portfolio reductions in International Banking and customer repayments in UK Corporate.

•	Group NIM increased by 1 basis point to 1.95% as an improvement in Markets NIM due to lower reliance on external funding offset the lower Retail & Commercial balances.
•
R&C NIM held flat as an uplift in UK Retail NIM of 7 basis points, with higher mortgage balances and lower funding costs, was offset by the effect of lower interest rates on UK deposit hedges in Wealth and lower asset yields in US Retail & Commercial.

Q4 2012 compared with Q4 2011
•
R&C NIM increased by 2 basis points, reflecting targeted reductions in lower yielding assets in International Banking, mostly offset by lower deposit margin compression in UK Retail, UK Corporate and US Retail & Commercial.

•	The fall in average interest-earning assets, principally arising from targeted reductions in Non-Core and International Banking, drove a 7% decrease in net interest income.

For details on the Group’s average balance sheet refer to pages 78 to 80.

Analysis of results (continued)

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
Non-interest income	£m	£m	£m	£m	£m

Fees and commissions receivable
- managed basis	5,715	6,384	1,375	1,403	1,590
- Direct Line Group discontinued operations	(6)	(5)	(1)	(3)	(1)

Statutory basis	5,709	6,379	1,374	1,400	1,589
Fees and commissions payable
- managed basis	(1,269)	(1,460)	(324)	(341)	(573)
- Direct Line Group discontinued operations	436	498	80	132	234
- RFS Holdings minority interest	(1)	-	(1)	-	-

Statutory basis	(834)	(962)	(245)	(209)	(339)
Net fees and commissions
- managed basis	4,446	4,924	1,051	1,062	1,017
- Direct Line Group discontinued operations	430	493	79	129	233
- RFS Holdings minority interest	(1)	-	(1)	-	-

Statutory basis	4,875	5,417	1,129	1,191	1,250
Income from trading activities
- managed basis	3,531	3,313	567	769	242
- Asset Protection Scheme	(44)	(906)	-	1	(209)
- own credit adjustments*	(1,813)	293	(98)	(435)	(272)
- Direct Line Group discontinued operations	2	-	4	-	-
- RFS Holdings minority interest	(1)	1	1	(1)	1

Statutory basis	1,675	2,701	474	334	(238)
Gain/(loss) on redemption of own debt	454	255	-	(123)	(1)
Other operating income
- managed basis	2,397	2,527	381	822	405
- strategic disposals**	113	(104)	(16)	(23)	(82)
- own credit adjustments*	(2,836)	1,621	(122)	(1,020)	(200)
- integration and restructuring costs	-	78	-	-	82
- Direct Line Group discontinued operations	(138)	(147)	(16)	(35)	(31)
- RFS Holdings minority interest	(1)	-	-	4	-

Statutory basis	(465)	3,975	227	(252)	174

Insurance net premium income
- managed basis	3,718	4,256	919	932	981
- Direct Line Group discontinued operations	(3,718)	(4,256)	(919)	(932)	(981)

Statutory basis	-	-	-	-	-

Total non-interest income – managed basis	14,092	15,020	2,918	3,585	2,645

Total non-interest income – statutory basis	6,539	12,348	1,830	1,150	1,185

*Own credit adjustments impact
Income from trading activities	(1,813)	293	(98)	(435)	(272)
Other operating income	(2,836)	1,621	(122)	(1,020)	(200)

Own credit adjustments	(4,649)	1,914	(220)	(1,455)	(472)

**Strategic disposals
Gain/(loss) on sale and provision for loss on disposal of investments in:
- RBS Aviation	189	-	(8)	-	-
- Global Merchant Services	-	47	-	-	-
- Goodwill relating to UK branch-based businesses	-	(80)	-	-	(80)
- Other	(76)	(71)	(8)	(23)	(2)

	113	(104)	(16)	(23)	(82)

Analysis of results (continued)

Key points
Non-interest income trends reflected subdued customer volumes as economies and lending remained weak. Q4 2012 saw an uplift compared with a weak Q4 2011.

2012 compared with 2011
•
Non-interest income on a statutory basis was down 47% at £6,539 million, primarily as a result of a £4,649 million accounting charge in relation to own credit adjustments versus a gain of £1,914 million in 2011. On a managed basis, non-interest income was down 6% at £14,092 million, with higher profits on available-for-sale bond disposals in Group Treasury more than offset by a 10% decline in net fees and commissions, largely due to a decline in UK Retail fees as a result of weaker consumer spending volumes, and lower insurance net premium income.

•
The continuing strengthening of RBS’s credit profile resulted in a £4,649 million accounting charge in relation to own credit adjustment versus a gain of £1,914 million in 2011. This reflects a tightening of more than 340 basis points in the Group’s cash market credit spreads over the year.

•	Markets trading income was sustained, despite the significant reduction in trading assets through balance sheet management and optimisation.

•	The decrease in other operating income included the impact of the disposal of RBS Aviation Capital in Q2 2012, which resulted in lower rental income in Non-Core.

•	Insurance net premium income fell by 13% on a managed basis, primarily reflecting lower written premiums in Direct Line Group.

Q4 2012 compared with Q3 2012
•
Income from trading activities on a statutory basis increased by 42%, primarily as a result of a lower own credit adjustment charge of £98 million compared with £435 million in Q3 2012. On a managed basis, income from trading activities declined by 26% due to a seasonal reduction in activity versus particularly favourable market conditions in Q3 2012, which led to a £419 million fall in Markets.

•
Other operating income increased to £227 million, primarily reflecting a fall in the own credit adjustment charge to £122 million. On a managed basis, other operating income fell by £441 million largely due to higher losses on disposals in Non-Core and lower gains on available-for-sale bond disposals in Group Treasury of £187 million versus £325 million in Q3 2012.

Q4 2012 compared with Q4 2011
•
Income from trading activities on a statutory basis was up by £712 million largely driven by a £209 million charge in the Asset Protection Scheme in 2011 not repeated in 2012 and a £174 million fall in the own credit adjustments charge. On a managed basis, income from trading activities was up by £325 million reflecting lower Non-Core trading losses and a £61 million increase in profits on disposal of available-for-sale bonds. Partly offsetting this was lower IPED and Currency income in Markets.

•	Insurance net premium income was down by 6% on a managed basis, reflecting the flow through of lower written premiums across Motor, Home and International.

Analysis of results (continued)

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
Operating expenses and insurance claims	£m	£m	£m	£m	£m

Staff costs
- managed basis	7,639	8,163	1,439	1,943	1,781
- Direct Line Group discontinued operations	(447)	(322)	(123)	(100)	(95)
- integration and restructuring costs	884	489	311	117	213
- bonus tax	-	27	-	-	-
- RFS Holdings minority interest	-	(1)	1	(1)	(1)

Statutory basis	8,076	8,356	1,628	1,959	1,898

Premises and equipment
- managed basis	2,198	2,278	573	552	575
- Direct Line Group discontinued operations	(118)	(28)	(54)	(47)	(8)
- integration and restructuring costs	152	173	75	43	99
- RFS Holdings minority interest	-	-	(2)	2	-

Statutory basis	2,232	2,423	592	550	666

Other administrative expenses
- managed basis	3,248	3,395	723	770	838
- Payment Protection Insurance costs	1,110	850	450	400	-
- Interest Rate Hedging Products redress and related costs	700	-	700	-	-
- regulatory fines	381	-	381	-	-
- bank levy	175	300	175	-	300
- Direct Line Group discontinued operations	(395)	(495)	(51)	(66)	(147)
- integration and restructuring costs	372	386	128	88	156
- RFS Holdings minority interest	2	-	-	1	2

Statutory basis	5,593	4,436	2,506	1,193	1,149

Depreciation and amortisation
- managed basis	1,534	1,642	384	374	450
- Direct Line Group discontinued operations	(52)	(36)	(24)	(9)	(12)
- amortisation and goodwill	178	222	32	47	53
- integration and restructuring costs	142	11	106	9	10

Statutory basis	1,802	1,839	498	421	501

Write-down of goodwill and other intangible assets	124	80	124	-	80

Operating expenses— managed basis	14,619	15,478	3,119	3,639	3,644

Operating expenses— statutory basis	17,827	17,134	5,348	4,123	4,294

Insurance net claims
- managed basis	2,427	2,968	606	596	529
- Direct Line Group discontinued operations	(2,427)	(2,968)	(606)	(596)	(529)

Statutory basis	-	-	-	-	-

Analysis of results (continued)

Key points
Since 2009, the Group has reduced its operating expenses by 16%, or £2.7 billion on a managed basis, with headcount down 22,500, while at the same time funding investment in rebuilding its customer, compliance and risk management infrastructure.

2012 compared with 2011
•
Operating expenses on a statutory basis increased by £693 million, or 4%, primarily driven by the Interest Rate Hedging Products (IRHP) redress and related costs and regulatory fines recorded in 2012. On a managed basis, operating expenses fell by £859 million, or 6%, with staff costs also down 6% (but broadly stable as a percentage of total income) as headcount fell by 9,600 to 137,200. The decline in expenses was largely driven by Non-Core run-down and lower variable compensation (particularly in Markets), including variable compensation award reductions and clawbacks following the settlements reached with UK and US authorities in relation to attempts to manipulate LIBOR. The run-off of discontinued businesses in Markets and International Banking, following the restructuring announced in January 2012, and simplification of processes and headcount reduction in UK Retail also yielded cost benefits.

•	Included in expenses in 2012 were £175 million costs associated with the technology incident and £160 million provision for various litigation and legacy conduct issues.
•
Business Services costs were down 6% on a managed basis in the year, reflecting increased benefits from earlier cost saving programmes as a number of initiatives reached their full run rate. Technology Services costs were 8% lower and Corporate Services costs 6% lower. Headcount was 2% down on 2011.

•
Insurance net claims decreased by 18% on a managed basis, as lower volumes, higher reserve releases and improved claims experience more than offset an increase of £85 million in Home weather events claims.

Q4 2012 compared with Q3 2012
•
Operating expenses were 30% higher on a statutory basis in the quarter primarily driven by the IRHP redress and related costs and regulatory fines recording in 2012. On a managed basis, operating expenses were 14% lower with significant falls in Markets, down 36% reflecting the reduction in variable compensation following the LIBOR settlements, and the full impact of headcount reductions over the year. International Banking expenses were down 16% primarily as a result of lower variable compensation. More broadly across the Group, a continued focus on costs saw lower expenses, mostly staff related, in the majority of other divisions.

Q4 2012 compared with Q4 2011
•
The 25% increase in operating expenses on a statutory basis was mainly driven by the IRHP redress and related costs and regulatory fines recorded in 2012. On a managed basis, operating expenses decline by 14%, mainly driven by lower variable compensation following the LIBOR settlements. In addition, the restructuring of Markets and International Banking and further progress in the run-down of Non-Core drove expenses lower, with a significant proportion of this movement in staff expenses, through headcount reductions.

•	Insurance net claims increased by 15% on a managed basis, predominantly reflecting the non-repeat of a reserve release on two specific products in Q4 2011.

Analysis of results (continued)

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	5,315	7,241	1,402	1,183	1,654
Securities
- managed basis	(36)	198	52	(7)	38
- sovereign debt impairment	-	1,099	-	-	224
- interest rate hedge on impaired available-for-sale sovereign debt	-	169	-	-	-

Statutory basis	(36)	1,466	52	(7)	262

Group impairment losses	5,279	8,707	1,454	1,176	1,692

Loan impairment losses
- individually assessed	3,169	5,195	818	661	1,253
- collectively assessed	2,196	2,591	505	562	591
- latent	(73)	(545)	(80)	(40)	(190)

Customer loans	5,292	7,241	1,403	1,183	1,654
Bank loans	23	-	(1)	-	-

Loan impairment losses	5,315	7,241	1,402	1,183	1,654

Core	2,995	3,403	729	751	924
Non-Core	2,320	3,838	673	432	730

Group	5,315	7,241	1,402	1,183	1,654

Customer loan impairment charge as a % of gross loans and advances (1)
Group	1.2%	1.5%	1.2%	1.0%	1.3%
Core	0.7%	0.8%	0.7%	0.7%	0.9%
Non-Core	4.2%	4.8%	4.8%	2.8%	3.7%

Note:
(1)	Customer loan impairment charge as a percentage of gross customer loans and advances excludes reverse repurchase agreements and includes disposal groups.

Key points
The Group’s impairment losses, whilst still elevated due to Non-Core and Ulster Bank, continued to improve and move nearer to more normalised levels. Provision coverage increased further and remained strong.

2012 compared with 2011
•	Loan impairment losses declined by £1,926 million to £5,315 million, primarily driven by a £1,518 million fall in Non-Core impairments, mostly in the Ulster Bank and commercial real estate portfolios.

•
Core loan impairments were down £408 million, or 12%, largely due to lower default rates in UK Retail and an improved credit environment for US Retail & Commercial, which helped drive loan impairment reductions of £259 million and £165 million, respectively. Core Ulster Bank impairments stabilised, though still at a very high level (£1,364 million in 2012 versus £1,384 million in 2011).

Analysis of results (continued)

Key points (continued)

2012 compared with 2011 (continued)
•	Loan impairments as a percentage of gross loans and advances improved by 30 basis points, principally reflecting the improved credit profile in Non-Core and the better US credit environment.

•	Loan impairment provisions rose to £21.3 billion, increasing coverage of risk elements in lending to 52%, compared with 49% in 2011.

Q4 2012 compared with Q3 2012
•
Core loan impairment losses fell by 3%, principally reflecting quality improvements and lower default rates in UK Retail. Non-Core impairments ticked upwards, largely as a result of a £200 million increase in Ulster Bank portfolio impairments, driving an increase of £219 million in Group loan impairments to £1,402 million.

•	Loan impairments as a percentage of gross loans and advances increased by 20 basis points, as an increase in Non-Core was only partly offset by decreases in both UK Retail and Core Ulster Bank.

Q4 2012 compared with Q4 2011
•
The £252 million fall in loan impairment losses was largely driven by a £57 million improvement in Non-Core impairments mainly in the UK Corporate and International Banking portfolios, partly offset by an increase in Ulster Bank. UK Retail impairments decreased by £98 million given lower default rates and higher recoveries, while US Retail & Commercial impairments fell by £34 million reflecting an improved credit environment.

For more details on the Group’s exposures and provisioning please refer to pages 202 to 214 of the risk section.

Analysis of results (continued)

Capital resources and ratios	31 December 2012	30 September 2012	31 December 2011

Core Tier 1 capital	£47bn	£48bn	£46bn
Tier 1 capital	£57bn	£58bn	£57bn
Total capital	£67bn	£63bn	£61bn
Risk-weighted assets
- gross	£460bn	£481bn	£508bn
- benefit of Asset Protection Scheme (APS)	-	(£48bn)	(£69bn)
Risk-weighted assets	£460bn	£433bn	£439bn
Core Tier 1 ratio (1)	10.3%	11.1%	10.6%
Core Tier 1 excluding capital relief provided by APS	10.3%	10.4%	9.7%
Tier 1 ratio	12.4%	13.4%	13.0%
Total capital ratio	14.5%	14.6%	13.8%

Note:
(1)	The benefit of APS in the Core Tier 1 ratio was 71 basis points at 30 September 2012 and 90 basis points at 31 December 2011.

Key points
The Group remained well capitalised with the underlying Core Tier 1 ratio improving by 60 basis points in 2012 despite £44 billion of additional regulatory risk-weighted asset increases.

2012 compared with 2011
•	The Group’s Core Tier 1 ratio was 10.3% compared with 9.7% in 2011, excluding the effect of the APS. The Group’s headline Core Tier 1 ratio in 2011 included 90 basis points of APS benefit.

•
The Group’s strengthened capital ratios largely reflect the significant reduction in risk profile, with gross risk-weighted assets down 9% to £460 billion, excluding the effect of the APS. The decline was principally driven by Non-Core (down £33 billion from disposals and portfolio run-off) and Markets (£19 billion lower reflecting continued focus on balance sheet management and risk reduction in the division).

Q4 2012 compared with Q3 2012
•	The Core Tier 1 ratio was stable at 10.3%, excluding the effect of the APS.

•
Risk-weighted assets fell by 4%, excluding the effect of the APS, with declines in Non-Core and Markets exposures outweighing the impact of regulatory uplifts principally affecting UK Corporate and International Banking.

For more details of the Group’s capital resources refer to page to 150.

Analysis of results (continued)

Balance sheet	31 December 2012	30 September 2012	31 December 2011

Total assets	£1,312bn	£1,377bn	£1,507bn
Derivatives	£442bn	£468bn	£530bn

Funded balance sheet (1)	£870bn	£909bn	£977bn
Loans and advances to customers (2)	£432bn	£443bn	£474bn
Customer deposits (3)	£434bn	£435bn	£437bn
Loan:deposit ratio - Core (4)	90%	91%	94%
Loan:deposit ratio - Group (4)	100%	102%	108%

Notes:
(1) Funded balance sheet represents total assets less derivatives; (2) Excluding reverse repurchase agreements and stock borrowing, and including disposal groups; (3) Excluding repurchase agreements and stock lending, and including disposal groups; (4) Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios of Core and Group at 31 December 2012 were 89% and 99% respectively (30 September 2012 - 91% and 103% respectively; 31 December 2011 - 94% and 110% respectively).

Key points

2012 compared with 2011
•
The £107 billion contraction in the Group’s funded balance sheet to £870 billion was largely driven by reductions from disposals and run-off of £36 billion in Non-Core and £29 billion in Markets, following actions to optimise and de-risk the balance sheet. A further £17 billion of targeted portfolio reductions was achieved in International Banking.

•
Loans and advances to customers declined by 9%, primarily as a result of Non-Core run-down of £23 billion and a £15 billion fall in International Banking, following targeted reductions to improve lending portfolio quality.

•
Retail & Commercial customer deposits grew by £8 billion to £401 billion, with particularly strong growth in UK Retail following a successful savings campaign. Wholesale deposits were allowed to run-off, declining by £11 billion to leave Group customer deposits £3 billion lower at £434 billion.

•
The Group’s loan:deposit ratio improved from 108% in 2011 to 100% in 2012, reaching management’s medium-term target. Lending is now fully funded by customer deposits, with a corresponding reduction in more volatile wholesale funding.

Q4 2012 compared with Q3 2012
•
The funded balance sheet decreased by £39 billion, with Markets down £20 billion through seasonally lower levels of activity and good progress in the division’s derisking strategy, a £8 billion reduction in Non-Core and a £5 billion fall in International Banking.

•	The Group’s loan:deposit ratio improved by 200 basis points to 100% as a result of lower loan balances in Non-Core, International Banking and UK Corporate while total deposits held steady.

Details of the Group’s loan:deposit mix are available on page 163.

Analysis of results - Funding & liquidity

Funding & liquidity metrics	31 December 2012	30 September 2012	31 December 2011

Short-term wholesale funding (1)	£42bn	£49bn	£102bn
Wholesale funding (1)	£150bn	£159bn	£226bn
Short-term wholesale funding as percentage of funded balance sheet	5%	5%	10%
Short-term wholesale funding as percentage of total wholesale funding	28%	31%	45%

Liquidity portfolio	£147bn	£147bn	£155bn
Liquidity portfolio as percentage of funded balance sheet	17%	16%	16%
Liquidity portfolio as percentage of short-term wholesale funding	350%	300%	152%

Net stable funding ratio	117%	117%	111%

Note:
(1)	Excludes derivative collateral.

Key points
The Group has transformed its funding and liquidity metrics over the first four years of its five year strategic plan and now has a robust position.

2012 compared with 2011
•
Short-term wholesale funding balances fell by £60 billion to £42 billion as the Group actively reduced its reliance on more volatile sources of funding. RBS was within its previously announced short-term wholesale funding target in 2012 as balances contracted to 5% of the funded balance sheet.

•
The portfolio of high quality liquid assets reduced to £147 billion, reflecting the decline in short-term wholesale funding and a smaller balance sheet overall. RBS’s liquidity profile remained very strong, with the liquidity portfolio covering short-term wholesale funding 3.5 times, exceeding the Group’s medium-term target of 1.5 times.

Q4 2012 compared with Q3 2012
•	The Group’s short-term wholesale funding fell by £7 billion in line with the previously disclosed strategy to limit funding from wholesale markets.

•	The liquidity portfolio was flat at £147 billion. Further targeted balance sheet reduction in the quarter raised the liquidity portfolio as a percentage of funded balance sheet by 1% to 17%.

Further analysis of the Group’s liquidity portfolio is included on page 165.

Divisional performance

The operating profit/(loss) of each division is shown below.

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Impairment losses/(recoveries) by division
UK Retail	529	788	93	141	191
UK Corporate	838	793	234	247	236
Wealth	46	25	16	8	13
International Banking	111	168	37	12	56
Ulster Bank	1,364	1,384	318	329	327
US Retail & Commercial	91	326	23	21	65

Retail & Commercial	2,979	3,484	721	758	888
Markets	37	38	22	(6)	57
Central items	40	(2)	8	-	(4)

Core	3,056	3,520	751	752	941
Non-Core	2,223	3,919	703	424	751

Managed basis	5,279	7,439	1,454	1,176	1,692
Reconciling items
Sovereign debt impairment	-	1,099	-	-	224
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	169	-	-	-

Statutory basis	5,279	8,707	1,454	1,176	1,916

Divisional performance (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	1,891	2,021	513	464	458
UK Corporate	1,796	1,924	424	368	406
Wealth	253	248	79	65	73
International Banking	594	755	155	175	152
Ulster Bank	(1,040)	(984)	(243)	(242)	(233)
US Retail & Commercial	754	537	200	223	177

Retail & Commercial	4,248	4,501	1,128	1,053	1,033
Markets	1,509	899	139	295	(109)
Direct Line Group	441	454	113	109	125
Central items	143	191	143	176	89

Core	6,341	6,045	1,523	1,633	1,138
Non-Core	(2,879)	(4,221)	(942)	(586)	(1,282)

Managed basis	3,462	1,824	581	1,047	(144)
Reconciling items:
Own credit adjustments (5)	(4,649)	1,914	(220)	(1,455)	(472)
Asset Protection Scheme (6)	(44)	(906)	-	1	(209)
Payment Protection Insurance costs	(1,110)	(850)	(450)	(400)	-
Sovereign debt impairment	-	(1,099)	-	-	(224)
Interest rate hedge adjustments on impaired available-for-sale foreign debt	-	(169)	-	-	-
Interest Rate Hedging Products redress and related costs	(700)	-	(700)	-	-
Regulatory fines	(381)	-	(381)	-	-
Amortisation of purchased intangible assets	(178)	(222)	(32)	(47)	(53)
Integration and restructuring costs	(1,550)	(1,064)	(620)	(257)	(478)
Gain/(loss) on redemption of own debt	454	255	-	(123)	(1)
Strategic disposals	113	(104)	(16)	(23)	(82)
Bank levy	(175)	(300)	(175)	-	(300)
Bonus tax	-	(27)	-	-	-
Write-down of goodwill and other intangible assets	(518)	(11)	(518)	-	(11)
RFS Holdings minority interest	(20)	(7)	(2)	(1)	(2)

Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	(5,296)	(766)	(2,533)	(1,258)	(1,976)
Direct Line Group reclassified to discontinued operations	131	(424)	334	(82)	(63)

Statutory basis	(5,165)	(1,190)	(2,199)	(1,340)	(2,039)

Divisional performance (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Total income by division
UK Retail	4,969	5,508	1,230	1,242	1,309
UK Corporate	4,723	4,863	1,173	1,138	1,177
Wealth	1,170	1,104	285	292	280
International Banking	2,122	2,555	484	535	593
Ulster Bank	845	947	212	213	226
US Retail & Commercial	3,091	3,037	740	780	790

Retail & Commercial	16,920	18,014	4,124	4,200	4,375
Markets	4,483	4,415	641	1,042	692
Direct Line Group	3,717	4,072	918	899	923
Central items	379	20	109	267	9

Core	25,499	26,521	5,792	6,408	5,999
Non-Core	288	1,188	(32)	50	(278)

Managed basis	25,787	27,709	5,760	6,458	5,721

Reconciling items:
Own credit adjustments	(4,649)	1,914	(220)	(1,455)	(472)
Asset Protection Scheme	(44)	(906)	-	1	(209)
Integration and restructuring costs	-	(5)	-	-	-
Gain/(loss) on redemption of own debt	454	255	-	(123)	(1)
Strategic disposals	113	(24)	(16)	(23)	(2)
RFS Holdings minority interest	(18)	(6)	(3)	1	1

Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	21,643	28,937	5,521	4,859	5,038
Direct Line Group reclassified to discontinued operations	(3,702)	(4,286)	(918)	(900)	(867)

Statutory basis	17,941	24,651	4,603	3,959	4,171

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	%	%	%	%	%

Net interest margin by division
UK Retail	3.58	3.95	3.60	3.53	3.74
UK Corporate	3.06	3.06	2.97	2.99	3.02
Wealth	3.73	3.23	3.69	3.88	3.39
International Banking	1.64	1.73	1.62	1.70	1.64
Ulster Bank	1.88	1.87	1.93	1.92	1.87
US Retail & Commercial	3.00	3.06	2.92	2.99	3.04

Retail & Commercial	2.92	2.97	2.92	2.92	2.90
Non-Core	0.31	0.63	0.29	0.41	0.42

Group net interest margin	1.92	1.89	1.95	1.94	1.82

Divisional performance (continued)

	31 December 2012	30 September 2012	31 December 2011
	£bn	£bn	£bn

Total funded assets by division
UK Retail	117.4	116.7	114.5
UK Corporate	110.2	111.8	114.2
Wealth	21.4	21.4	21.6
International Banking	53.0	58.4	69.9
Ulster Bank	30.6	30.8	34.6
US Retail & Commercial	71.8	74.2	74.9

Retail & Commercial	404.4	413.3	429.7
Markets	284.5	304.4	313.9
Other (primarily Group Treasury)	123.3	125.1	139.1

Core	812.2	842.8	882.7
Non-Core	57.4	65.1	93.7

	869.6	907.9	976.4
RFS Holdings minority interest	0.8	0.8	0.8

Total	870.4	908.7	977.2

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	45.7	47.7	(4%)	48.4	(6%)
UK Corporate	86.3	82.1	5%	79.3	9%
Wealth	12.3	12.3	-	12.9	(5%)
International Banking	51.9	49.7	4%	43.2	20%
Ulster Bank	36.1	35.1	3%	36.3	(1%)
US Retail & Commercial	56.5	56.7	-	59.3	(5%)

Retail & Commercial	288.8	283.6	2%	279.4	3%
Markets	101.3	108.0	(6%)	120.3	(16%)
Other	5.8	13.9	(58%)	12.0	(52%)

Core	395.9	405.5	(2%)	411.7	(4%)
Non-Core	60.4	72.2	(16%)	93.3	(35%)

Group before benefit of Asset Protection Scheme	456.3	477.7	(4%)	505.0	(10%)
Benefit of Asset Protection Scheme	-	(48.1)	(100%)	(69.1)	(100%)

Group before RFS Holdings minority interest	456.3	429.6	6%	435.9	5%
RFS Holdings minority interest	3.3	3.3	-	3.1	6%

Group	459.6	432.9	6%	439.0	5%

Divisional performance (continued)

Employee numbers by division (full time equivalents rounded to the nearest hundred)	31 December 2012	30 September 2012	31 December 2011

UK Retail	26,000	27,100	27,700
UK Corporate	13,300	13,100	13,600
Wealth	5,300	5,400	5,700
International Banking	4,400	4,600	5,400
Ulster Bank	4,500	4,700	4,200
US Retail & Commercial	14,700	14,600	15,400

Retail & Commercial	68,200	69,500	72,000
Markets	11,200	11,900	13,900
Direct Line Group	14,200	14,700	14,900
Group Centre	6,800	6,800	6,200

Core	100,400	102,900	107,000
Non-Core	3,100	3,300	4,700

	103,500	106,200	111,700
Business Services	33,200	33,300	34,000
Integration and restructuring	500	800	1,100

Group	137,200	140,300	146,800

UK Retail

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	3,990	4,302	1,011	990	1,032

Net fees and commissions	884	1,066	202	231	242
Other non-interest income	95	140	17	21	35

Non-interest income	979	1,206	219	252	277

Total income	4,969	5,508	1,230	1,242	1,309

Direct expenses
- staff	(800)	(839)	(187)	(196)	(200)
- other	(372)	(437)	(89)	(94)	(116)
Indirect expenses	(1,377)	(1,423)	(348)	(347)	(344)

	(2,549)	(2,699)	(624)	(637)	(660)

Profit before impairment losses	2,420	2,809	606	605	649
Impairment losses	(529)	(788)	(93)	(141)	(191)

Operating profit	1,891	2,021	513	464	458

Analysis of income by product
Personal advances	916	1,089	228	230	276
Personal deposits	661	961	150	158	214
Mortgages	2,367	2,277	610	598	577
Cards	863	950	214	218	238
Other	162	231	28	38	4

Total income	4,969	5,508	1,230	1,242	1,309

Analysis of impairments by sector
Mortgages	92	182	5	29	32
Personal	307	437	64	77	116
Cards	130	169	24	35	43

Total impairment losses	529	788	93	141	191

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.1%	0.2%	-	0.1%	0.1%
Personal	3.5%	4.3%	2.9%	3.5%	4.6%
Cards	2.3%	3.0%	1.7%	2.5%	3.0%

Total	0.5%	0.7%	0.3%	0.5%	0.7%

UK Retail (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Return on equity (1)	24.4%	24.5%	27.2%	23.8%	22.8%
Net interest margin	3.58%	3.95%	3.60%	3.53%	3.74%
Cost:income ratio	51%	49%	51%	51%	50%

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- mortgages	99.1	98.4	1%	95.0	4%
- personal	8.8	8.9	(1%)	10.1	(13%)
- cards	5.7	5.6	2%	5.7	-

	113.6	112.9	1%	110.8	3%
Loan impairment provisions	(2.6)	(2.7)	(4%)	(2.7)	(4%)

Net loans and advances to customers	111.0	110.2	1%	108.1	3%

Risk elements in lending (2)	4.6	4.6	-	4.6	-
Provision coverage (3)	58%	59%	(100bp)	58%	-

Customer deposits (2)	107.6	105.9	2%	101.9	6%
Assets under management (excluding deposits)	6.0	6.1	(2%)	5.5	9%
Loan:deposit ratio (excluding repos)	103%	104%	(100bp)	106%	(300bp)
Risk-weighted assets (4)	45.7	47.7	(4%)	48.4	(6%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes businesses outlined for disposal: gross loans and advances to customers £7.6 billion (30 September 2012 - £7.6 billion; 31 December 2011 - £7.3 billion), risk elements in lending £0.5 billion (30 September 2012 and 31 December 2011 - £0.5 billion) and customer deposits £8.5 billion (30 September 2012 - £8.5 billion; 31 December 2011 - £8.8 billion).

(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.
(4)
Divisional RWAs are based on using a long-term conservative average secured mortgage probability of default methodology rather than the current lower point in time basis required for Regulatory reporting.

Key points
Over the last four years UK Retail has undertaken stretching initiatives and undergone significant change in order to meet its goal to consistently improve the service it offers to its customers. Highlights in 2012 include:
•	Continued progress on the RBS and NatWest Customer Charter commitments supporting our goal of becoming Britain’s most helpful retail bank;

•
Providing more than £500 million of cheaper mortgages through the Government’s Funding for Lending Scheme (FLS), launched at the end of June 2012 and opened for drawings in August 2012, which represents 14% of all completions in the last quarter of 2012;

•
Seeking and responding to customer feedback to enhance the retail mobile banking app which is used by more than two million customers to manage their money and complete over one million transactions every week;

UK Retail (continued)

Key points (continued)
•
Increasing online banking webchat functionality to allow customers real-time access to an advisor, direct from their computer, who can answer queries and action basic account services 24 hours a day; and

•
Continued to invest in simplifying processes to make it easier for customers to bank with us, including introducing more than 200 cash deposit machines and ATMs to further reduce queuing times in branches.

However, the business has also had setbacks in the year. Customers suffered from disruptions to payment systems in June. Throughout this time UK Retail staff worked tirelessly to deal quickly with the issues and provide full redress and compensation to customers affected. In addition, the provision relating to historic Payment Protection Insurance (PPI) mis-selling was increased by £1.1 billion in 2012, bringing total PPI expense to date to £2.2 billion. This expense is not included in operating profit. With the new UK conduct regulator examining many products and services along with associated disclosures and sales practices, there are likely to be further impacts to business practices and potential additional costs of redress. The business is actively working to ensure its products set and sales practices are appropriate.

Ross McEwan joined UK Retail as its new Chief Executive in September 2012 and spent considerable time engaging with customers and employees around the country and reviewing business processes and performance. With his management team, he has developed a range of initiatives, building upon existing efforts, which focus on simplifying processes and providing a better experience for all customers. Ultimately, with a lot of hard work, the goal is to be the best retail bank in the UK.

2012 compared with 2011
•	Operating profit fell by 6% as a 10% decline in income was only partly offset by lower costs, down 6%, and improved impairment losses, down 33%.

•
Mortgage balances grew by £4.1 billion with the share of new business at 10%, ahead of our stock level of 8%. Growth as a result of FLS was starting to appear by the end of the year as mortgage applications moved through the pipeline to completion. Deposit growth of 6% was in line with the market and drove a 300 basis point improvement in the loan:deposit ratio to 103%.

•
Net interest income was down 7% due to weaker deposit margins and reduction in unsecured balances, partly offset by mortgage growth. Unsecured balances now represent 13% of total loans and advances to customers compared with 23% in 2008, following realignment of risk appetite and strong mortgage growth. Net interest margin declined as a result of lower rates on current account hedges and increased competition on savings rates in the early part of the year, partly offset by widening asset margins.

•	Non-interest income was 19% lower mainly due to:
	○	lower unauthorised overdraft fees as we continue to help customers manage their finances by providing mobile text alerts and further improving mobile banking functionality;
	○	weak consumer confidence lowering spending and associated fees on cards; and
	○	lower investment income as a result of weak customer demand and less advisor availability due to restructuring and retraining in preparation for regulatory changes in 2013.

UK Retail (continued)

Key points (continued)

2012 compared with 2011 (continued)
•	Costs were down £150 million, 6%, driven by the ongoing simplification of processes across the business, lower headcount and lower FSCS levy.

•
Impairment losses were £259 million or 33% lower, reflecting the continued benefit of risk appetite tightening in prior years and also a smaller unsecured loan book. Impairments as a percentage of loans and advances were 50 basis points versus 70 basis points in 2011.

•
Risk-weighted assets continued to improve over the year as the portfolio mix adjusted, with increases in lower-risk secured mortgages, decreases in unsecured lending and further quality improvements across the book.

Q4 2012 compared with Q3 2012
•	Operating profit of £513 million was up 11% mainly due to lower impairment losses.

•
The loan:deposit ratio improved by 100 basis points to 103% due to deposit growth of £1.7 billion, driven by successful instant access and E-Saver savings campaigns along with higher levels of retention on bond maturities achieved through optimising pricing. Mortgage new business market share was strong at 10% with growth relating to the FLS which supported 14% of mortgage completions for first time buyers by the end of the year.

•
Net interest income increased by £21 million, driven by higher mortgage income and improved internal funding of £12 million, partly offset by lower deposit margins due to lower rates on current account hedges. Net interest margin was 7 basis points higher.

•	Total costs decreased by 2%, reflecting headcount reductions of 5% and ongoing efficiency savings.

•
Impairment losses were 34% lower largely due to a provision adjustment of £22 million to reflect the delayed recognition of underlying quality improvements in the performing mortgage book. Accordingly, impairments as a percentage of loans and advances fell to 30 basis points. Lower default rates were also observed across all products.

•	Risk-weighted assets fell by 4%, reflecting continued reductions in unsecured balances and small quality improvements across the portfolio.

Q4 2012 compared with Q4 2011
•	Operating profit increased by 12%, reflecting lower costs and impairment losses, partly offset by a 6% decline in income largely driven by the low interest rate environment.

•	Net interest income fell by 2% due to lower deposit margins and continued reductions in unsecured lending.

•	Non-interest income was down 21%, due to the impact of weaker consumer confidence and more risk-averse customer behaviour on transactional fee, investment and advice income.

•	Total costs decreased by 5%, driven by lower headcount, efficiency savings, and a lower FSCS levy.

•
Impairment losses were down 51%, reflecting the continued benefit of risk appetite tightening in prior years driving lower default rates, together with higher recoveries and a provision adjustment of £22 million to reflect the delayed recognition of underlying quality improvements in the performing mortgage book.

UK Corporate

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,974	3,092	717	729	758

Net fees and commissions	1,365	1,375	349	334	341
Other non-interest income	384	396	107	75	78

Non-interest income	1,749	1,771	456	409	419

Total income	4,723	4,863	1,173	1,138	1,177

Direct expenses
- staff	(928)	(922)	(227)	(224)	(231)
- other	(364)	(390)	(99)	(91)	(99)
Indirect expenses	(797)	(834)	(189)	(208)	(205)

	(2,089)	(2,146)	(515)	(523)	(535)

Profit before impairment losses	2,634	2,717	658	615	642
Impairment losses	(838)	(793)	(234)	(247)	(236)

Operating profit	1,796	1,924	424	368	406

Analysis of income by business
Corporate and commercial lending	2,636	2,643	672	613	623
Asset and invoice finance	685	660	176	176	169
Corporate deposits	568	694	87	141	171
Other	834	866	238	208	214

Total income	4,723	4,863	1,173	1,138	1,177

Analysis of impairments by sector
Financial institutions	15	20	3	8	(2)
Hotels and restaurants	52	59	23	6	16
Housebuilding and construction	143	103	25	14	27
Manufacturing	49	34	10	20	13
Private sector education, health, social work, recreational and community services	37	113	2	(8)	81
Property	252	170	71	117	19
Wholesale and retail trade, repairs	112	85	47	16	29
Asset and invoice finance	40	38	10	10	14
Shipping	82	22	42	29	12
Other	56	149	1	35	27

Total impairment losses	838	793	234	247	236

UK Corporate (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Financial institutions	0.3%	0.3%	0.2%	0.6%	(0.1%)
Hotels and restaurants	0.9%	1.0%	1.6%	0.4%	1.0%
Housebuilding and construction	4.2%	2.6%	2.9%	1.6%	2.8%
Manufacturing	1.0%	0.7%	0.9%	1.7%	1.1%
Private sector education, health, social work, recreational and community services	0.4%	1.3%	0.1%	(0.4%)	3.7%
Property	1.0%	0.6%	1.1%	1.8%	0.3%
Wholesale and retail trade, repairs	1.3%	1.0%	2.2%	0.7%	1.3%
Asset and invoice finance	0.4%	0.4%	0.4%	0.4%	0.5%
Shipping	1.1%	0.3%	2.2%	1.5%	0.6%
Other	0.2%	0.6%	-	0.5%	0.4%

Total	0.8%	0.7%	0.9%	0.9%	0.9%

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Return on equity (1)	14.5%	15.2%	13.2%	11.9%	13.0%
Net interest margin	3.06%	3.06%	2.97%	2.99%	3.02%
Cost:income ratio	44%	44%	44%	46%	45%

UK Corporate (continued)

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- financial institutions	5.8	5.1	14%	5.8	-
- hotels and restaurants	5.6	5.9	(5%)	6.1	(8%)
- housebuilding and construction	3.4	3.5	(3%)	3.9	(13%)
- manufacturing	4.7	4.7	-	4.7	-
- private sector education, health, social work, recreational and community services	8.7	8.8	(1%)	8.7	-
- property	24.8	26.0	(5%)	28.2	(12%)
- wholesale and retail trade, repairs	8.5	8.9	(4%)	8.7	(2%)
- asset and invoice finance	11.2	10.9	3%	10.4	8%
- shipping	7.6	7.7	(1%)	7.8	(3%)
- other	26.7	26.8	-	26.4	1%

	107.0	108.3	(1%)	110.7	(3%)
Loan impairment provisions	(2.4)	(2.4)	-	(2.1)	14%

Net loans and advances to customers	104.6	105.9	(1%)	108.6	(4%)

Total third party assets	110.2	111.8	(1%)	114.2	(4%)
Risk elements in lending (2)	5.5	5.5	-	5.0	10%
Provision coverage (3)	45%	43%	200bp	40%	500bp

Customer deposits (2)	127.1	126.8	-	126.3	1%
Loan:deposit ratio (excluding repos)	82%	84%	(200bps)	86%	(400bps)
Risk-weighted assets	86.3	82.1	5%	79.3	9%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes businesses outlined for disposal: loans and advances to customers £11.3 billion (30 September 2012 - £11.7 billion; 31 December 2011 - £12.2 billion), risk elements in lending £0.9 billion (30 September 2012 - £0.9 billion; 31 December 2011 - £1.0 billion) and customer deposits £13.0 billion (30 September 2012 - £12.9 billion; 31 December 2011- £13.0 billion).

(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
During 2012, UK Corporate continued to support its customers and the UK economy and further demonstrated a commitment to the communities it operates in.

RBS was the first bank to support the Government’s Funding for Lending Scheme (FLS). The division is using the FLS to stimulate loan demand through reduced interest rates for its customers. Since the scheme’s launch, UK Corporate has supported over 11,000 SMEs with over £1.7 billion of allocated funds through FLS initiatives. In addition, UK Corporate is providing targeted support to manufacturers through its Manufacturing Fund. This has made £1 billion available to customers, facilitating investment in technology and innovation and freeing up working capital. UK Corporate launched a Carbon Reduction Fund which provides £200 million of ring-fenced funding for businesses undertaking energy-efficiency projects. The division has also supported its clients in accessing the corporate bond markets. Corporate clients raised a total of £19 billion of bonds in 2012.

UK Corporate (continued)

Key points (continued)
Throughout the year, UK Corporate has also continued to invest in the service it delivers to its customers through:
•
The introduction of a new enhanced telephony and online offering, Business Connect. This already supports over 170,000 small business customers, offering telephony access to experienced relationship managers from 8am to 8pm, in addition to its traditional branch and relationship manager network;

•
New mobile banking apps that allow customers to manage multiple accounts, make payments and transfers, and view detailed statements. In 2012 over 70,000 users were using the app twice a day, transacting more than £700 million since launch; and

•	Regional ‘Great place to do business’ events which bring investors, local authorities and prominent members of the community together to identify opportunities for stimulating growth in the community.

UK Corporate has invested significantly to further enhance the skills of its people. As part of improvements to its specialist sector propositions, the business is tailoring its industry leading accreditation programme with industry specific modules. The bespoke modules are endorsed by key sector bodies such as the National Farmers’ Union.

UK Corporate was the first high street bank to support the Evening Standard and City Gateway apprenticeship initiative, hiring an initial 16 young people onto its scheme.

2012 compared with 2011
•
With economic factors continuing to suppress business confidence, 2012 saw lower income and operating profit. Nonetheless, the business delivered a return on equity of 14.5%, slightly below the prior year and comfortably ahead of the cost of capital.

•	Operating profit decreased by 7%, with income down 3% and increased impairments, up 6%, partially offset by a 3% decrease in costs.

•
Net interest income was 4% lower, reflecting a 3% fall in lending volumes as loan repayments outstripped new lending, deposit margin compression due to strong competition and the continuation of low yields on current accounts. This was partially offset by improved asset margins and a 1% increase in deposit volumes.

•	Non-interest income was broadly in line with 2011, with stable income from transaction services, asset finance, Markets revenue share and other lending fees.

•
Total costs were down 3% due to tight control over direct discretionary expenditure combined with lower indirect costs as a result of operational savings, partially offset by increased investment expenditure.

•
Core lending balances were up £200 million, excluding the property, housebuilding and construction sectors. The loan:deposit ratio decreased by 400 basis points, principally reflecting deposit growth and portfolio de-risking, particularly in commercial real estate. The Group took part in a number of Government initiatives, seeking responsibly to stimulate additional credit demand in the face of continued customer deleveraging and low business confidence levels.

UK Corporate (continued)

Key points (continued)

2012 compared with 2011 (continued)
•
Impairments increased by 6% with lower specific provisions, mainly in the SME business, more than offset by reduced levels of latent provision releases across the division (£44 million in 2012 versus £226 million in 2011). Impairments as a percentage of loans and advances edged up modestly to 80 basis points.

•
Risk-weighted assets increased by 9% as regulatory changes to capital models during H2 2012 totalling £15 billion (primarily the implementation of the market-wide slotting approach on real estate and increases to default risk weights in other models) were partly offset by a fall in funded assets.

•	Not reflected in operating results was UK Corporate’s £350 million share of the provision for interest rate swap redress which relates to prior periods, mainly pre-2008.

Q4 2012 compared with Q3 2012
•	Operating profit increased by £56 million, or 15%, as non-interest income, costs and impairments all improved.

•	Net interest income declined by 2% largely due to tightening LIBOR spreads reducing deposit margins.

•	Non-interest income increased by 11%, from higher revenue share from Markets hedging contracts and the non-repeat of a property-related fair value adjustment of £25 million in Q3 2012.

•	Costs were 2% lower, reflecting a reduction in staff-related indirect expenses. This, combined with the increase in total income, improved the cost:income ratio by 200 basis points.

•	Impairments improved by 5% with the non-repeat of a small number of significant individual provisions in Q3 2012.

•	Core lending balances held steady at £79 billion, excluding the property, housebuilding and construction sectors.

•	Risk-weighted assets increased by 5%, a result of ongoing impact of the changes to risk models.

Q4 2012 compared with Q4 2011
•
Operating profit improved by 4% to £424 million, driven by a 4% reduction in costs, with total income and impairments remaining broadly flat. As a result, the cost:income ratio improved by 100 basis points.

•	Net interest income decreased by 5%, primarily driven by compressed deposit margins and a lower loan portfolio, partially offset by improvements in asset margins.

•
Non-interest income was up 9%, largely reflecting the non-repeat of derivative close-out costs associated with impaired assets of £12 million in Q4 2011, while Q4 2012 included higher gains on equity investments of £7 million.

•	Impairments were flat with a reduction in specific and collectively assessed provisions offset by lower levels of latent provision releases.

•	Lending balances (excluding the property, housebuilding and construction sectors) remained flat over the course of Q4 2012, compared with a 1% decline in Q4 2011.

Wealth

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	720	645	178	185	168

Net fees and commissions	366	375	89	94	89
Other non-interest income	84	84	18	13	23

Non-interest income	450	459	107	107	112

Total income	1,170	1,104	285	292	280

Direct expenses
- staff	(424)	(413)	(87)	(104)	(96)
- other	(223)	(195)	(50)	(57)	(43)
Indirect expenses	(224)	(223)	(53)	(58)	(55)

	(871)	(831)	(190)	(219)	(194)

Profit before impairment losses	299	273	95	73	86
Impairment losses	(46)	(25)	(16)	(8)	(13)

Operating profit	253	248	79	65	73

Analysis of income
Private banking	956	902	230	237	232
Investments	214	202	55	55	48

Total income	1,170	1,104	285	292	280

Key metrics	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Return on equity (1)	13.7%	13.1%	17.4%	14.3%	15.2%
Net interest margin	3.73%	3.23%	3.69%	3.88%	3.39%
Cost:income ratio	74%	75%	67%	75%	69%

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.8	8.7	1%	8.3	6%
- personal	5.5	5.5	-	6.9	(20%)
- other	2.8	2.8	-	1.7	65%

	17.1	17.0	1%	16.9	1%
Loan impairment provisions	(0.1)	(0.1)	-	(0.1)	-

Net loans and advances to customers	17.0	16.9	1%	16.8	1%

Risk elements in lending	0.2	0.2	-	0.2	-
Provision coverage (2)	44%	41%	300bp	38%	600bp
Assets under management (excluding deposits)	28.9	29.5	(2%)	30.9	(6%)
Customer deposits	38.9	38.7	1%	38.2	2%

Loan:deposit ratio (excluding repos)	44%	44%	-	44%	-
Risk-weighted assets	12.3	12.3	-	12.9	(5%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

Wealth (continued)

Key points
2012 saw improved performance overall, with higher lending and deposit margins and volumes driving higher income.

In 2012 the Coutts businesses continued to focus on implementing and delivering the new divisional strategy outlined in 2011. The sale of Coutts’ Latin American businesses and the completion of the rollout of Coutts global technology platform in the UK were tangible examples of this. By the end of the year the division had exited over 100 countries since the strategy was introduced and was serving clients in the remaining countries through one central operating platform, a clear demonstration of the division’s commitment to its strategy.

In the UK, Q4 2012 saw the launch of Coutts’ new Retail Distribution Review (RDR)-compliant advice proposition and products. Significant investment was made during 2012 to ensure clients would continue to receive the best service, advice and products based on their specific needs. One example of this was the introduction of seven new UK and global RDR-compliant multi-asset funds, allowing clients to continue to invest in a broad range of asset classes matched to their needs and risk appetites.

Clients in the UK also benefited from the launch of the Coutts Mobile service in October, offering clients greater choice and flexibility in the way they manage their banking needs electronically.

In the International business, the division further invested in Dubai, Singapore and Mumbai as it continued to embed its targeted growth strategy. Clients also benefited from enhancements to the collateralised lending programme, where higher lending limits and a greater number of currencies available has increased its relevance to clients.

2012 compared with 2011
•	Operating profit increased by £5 million, or 2% to £253 million driven by higher income partially offset by increased expenses and impairment losses.

•	Total income increased by £66 million, with net interest income up £75 million, largely driven by improvements in margins and strong divisional treasury income, particularly during H1 2012.

•
Non-interest income fell by 2% as the gain from the disposal of the Latin American, Caribbean and African businesses was more than offset by a decline in fee income in the UK and lower investment volumes, driven by continued economic uncertainty.

•
Expenses were £40 million or 5% higher at £871 million, with significant investment in change programmes, including the development of new products and services capability and the implementation of RDR in the UK.

•
Expenses also increased as a result of client redress following a past business review into the sale of the ALICO Enhanced Variable Rate Fund announced in November 2011 and a Financial Services Authority fine of £8.75 million relating to Anti Money Laundering control processes.

Wealth (continued)

Key points (continued)

2012 compared with 2011 (continued)
•
Client assets and liabilities fell by 1% with a £2 billion decrease in assets under management, primarily reflecting low margin client outflows of £1.4 billion and the impact of client transfers following the disposal of the Latin American, Caribbean and African businesses. This fall was partially offset by increases in lending and deposit volumes.

•	Impairment losses were £46 million, up £21 million, largely reflecting a small number of large specific impairments.

Q4 2012 compared with Q3 2012
•	Operating profit was 22% higher, largely driven by lower expenses, partially offset by higher impairment losses and a small decline in income.

•	Income fell by £7 million, or 2%, reflecting a fall in net interest income, as the effect of lower rates on UK deposit hedges more than offset increases in lending and deposit volumes.

•	Expenses of £190 million were 13% lower, primarily due to a decrease in FSCS levies, reduced headcount and lower incentive costs.

•
Client assets and liabilities remained broadly flat, as increases in lending, customer deposits and assets under management were offset by the client transfers resulting from the disposal of the Latin American, Caribbean and African businesses. Excluding these client transfers, client assets and liabilities grew by £0.6bn.

•	Impairment losses increased by £8 million reflecting a small number of specific impairments in Coutts UK.

Q4 2012 compared with Q4 2011
•	Operating profit increased by 8% as income increased by £5 million and expenses fell by £4 million.

•
Net interest income increased by £10 million, primarily driven by improvements in lending and deposit margins and volumes. Net interest margin increased by 30 basis points. Non-interest income fell as a result of lower transaction and investment volumes.

•	Expenses decreased by £4 million, or 2%, reflecting lower headcount and continued management of discretionary costs, partially offset by investment in strategic and regulatory projects.

International Banking

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	922	1,199	201	227	293
Funding costs of rental assets	(9)	(42)	-	-	(12)

Net interest income	913	1,157	201	227	281
Non-interest income	1,209	1,398	283	308	312

Total income	2,122	2,555	484	535	593

Direct expenses
- staff	(577)	(706)	(105)	(132)	(160)
- other	(162)	(226)	(20)	(47)	(51)
Indirect expenses	(678)	(700)	(167)	(169)	(174)

	(1,417)	(1,632)	(292)	(348)	(385)

Profit before impairment losses	705	923	192	187	208
Impairment losses	(111)	(168)	(37)	(12)	(56)

Operating profit	594	755	155	175	152

Of which:
Ongoing businesses	602	773	150	171	145
Run-off businesses	(8)	(18)	5	4	7

Analysis of income by product
Cash management	943	940	205	224	241
Trade finance	291	275	70	76	67
Loan portfolio	865	1,265	207	228	257

Ongoing businesses	2,099	2,480	482	528	565
Run-off businesses	23	75	2	7	28

Total income	2,122	2,555	484	535	593

Analysis of impairments by sector
Manufacturing and infrastructure	42	254	21	2	75
Property and construction	7	17	-	-	-
Transport and storage	(3)	11	1	-	-
Telecommunications, media and technology	12	-	3	-	-
Banks and financial institutions	43	(42)	-	12	-
Other	10	(72)	12	(2)	(19)

Total impairment losses	111	168	37	12	56

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.3%	0.3%	0.4%	0.1%	0.4%

International Banking (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios (ongoing businesses)
Return on equity (1)	9.2%	11.5%	8.3%	10.3%	9.1%
Net interest margin	1.64%	1.73%	1.62%	1.70%	1.64%
Cost:income ratio	66%	62%	61%	65%	64%

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)	42.2	47.3	(11%)	57.7	(27%)
Loan impairment provisions	(0.4)	(0.6)	(33%)	(0.8)	(50%)

Net loans and advances to customers	41.8	46.7	(10%)	56.9	(27%)
Loans and advances to banks	4.7	5.1	(8%)	3.4	38%
Securities	2.6	2.3	13%	6.0	(57%)
Cash and eligible bills	0.5	0.7	(29%)	0.3	67%
Other	3.4	3.6	(6%)	3.3	3%

Total third party assets (excluding derivatives mark-to-market)	53.0	58.4	(9%)	69.9	(24%)
Risk elements in lending	0.4	0.7	(43%)	1.6	(75%)
Provision coverage (3)	93%	92%	100bps	52%	4,100bps

Customer deposits (excluding repos)	46.2	41.7	11%	45.1	2%
Bank deposits (excluding repos)	5.6	6.5	(14%)	11.4	(51%)
Loan:deposit ratio (excluding repos and conduits)	85%	101%	(1,600bp)	103%	(1,800bp)
Risk-weighted assets	51.9	49.7	4%	43.2	20%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Excludes disposal groups.
(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Run-off businesses (1)
Total income	23	75	2	7	28
Direct expenses	(31)	(93)	3	(3)	(21)

Operating (loss)/profit	(8)	(18)	5	4	7

Note:
(1)	Run-off businesses consist of the exited corporate finance business.

International Banking (continued)

Key points
International Banking was formed in January 2012 to create an integrated, client-focused business which serves RBS’s large global customers’ financing, risk management, trade finance, payments and cash management needs internationally.

Since its formation, the division has made significant progress in strengthening its balance sheet and making efficient use of resources. The loan portfolio decreased significantly due to strategic reduction initiatives and disciplined capital allocation. The division’s liability composition also improved, with additional customer deposits raised in the final quarter and the strategic run-off of commercial paper and short-term bank deposits.

Performance in 2012 was restricted by macroeconomic pressures and additional regulatory requirements across the industry. Given these constraints, International Banking kept its focus on cost control throughout the year.

Despite these headwinds, the division was recognised externally for its efforts in serving its customers’ needs, helping RBS Group gain awards such as:

•	Top European investment grade corporate bond bookrunner (Dealogic).

•	Number one cash management manager in the UK and number two in Europe (Euromoney Cash Management Survey).

•	Quality Leader in Large Corporate Trade Finance in the UK, and number one for Large Corporate Trade Finance Penetration in the UK (Greenwich).

2012 compared with 2011
•	Operating profit decreased by £161 million as a decline in income was only partially mitigated by lower expenses and impairment losses.

•	Income was 17% lower:
○
Loan portfolio decreased by 32%, mainly due to a strategic reduction in assets, in order to allocate capital more efficiently, and the effect of portfolio credit hedging and lower corporate appetite for risk management activities.

○
Cash management was broadly in line with the previous year. Deposit margins declined following reductions in both three month LIBOR and five year fixed rates across Europe; however, this was offset by lower liquidity costs due to the strategic initiative to reduce short-term bank deposits.

○ Trade finance increased by 6% as a result of increased activity, particularly in Asia.
○ The restructuring in 2012 led to a reduction in activities undertaken in the division, which contributed to a decline in income.

•
Expenses declined by £215 million, reflecting planned restructuring initiatives following the formation of the International Banking division. Savings were achieved through headcount reduction, run-off of discontinued businesses and a resulting decrease in infrastructure support costs. Revenue-linked expenses also fell in line with the decrease in income.

•	Impairment losses decreased by £57 million with the non-repeat of a single name impairment.

International Banking (continued)

Key points (continued)

2012 compared with 2011 (continued)
•	Third party assets declined by 24%, with targeted reductions in the lending portfolio following a strategic reduction in assets.

•
Customer deposits increased by 2%. Successful efforts to rebuild customer confidence following the Moody’s credit rating downgrade and the Group technology incident in June 2012 outweighed economic pressures. This, coupled with the managed reduction in loans and advances to customers, improved the loan:deposit ratio to 85%.

•	Bank deposits were down 51%, mainly as a result of lower short-term balances, reflecting a strategic initiative to reduce liquidity outflow risk.

•
Risk-weighted assets increased by 20%, reflecting the impact of regulatory uplifts partially offset by successful mitigation through balance sheet reduction. Risk-weighted asset intensity in the loan book has increased significantly given the uplifts, which will result in strategic adjustments going forward.

Q4 2012 compared with Q3 2012
•	Operating profit was down £20 million, or 11%, driven by higher impairment charges and lower income, partially offset by lower expenses.

•	Income decreased by 10%:
○ Cash management decreased by 8%, driven by lower margins. Both three month LIBOR and five year fixed rates declined during the quarter.
○ Loan portfolio was down 9%, reflecting the ongoing strategic reduction in third party assets.
○ Trade finance declined by 8%, with lower volumes, particularly in Asia, compared with seasonally higher activity levels in the first three quarters of 2012.

•	Total expenses declined by £56 million, or 16%, primarily associated with lower variable compensation.

•	Third party assets fell by 9% as a result of continued capital efficiency discipline.

•	Customer deposits increased by 11% through continued business focus to improve the net funding position.

Q4 2012 compared with Q4 2011
•	Operating profit was up 2%, as the impact of lower income was absorbed by lower costs and lower impairment losses.

•	Income decreased by 18%:
	○	Cash management fell by 15% mainly due to margin compression. Payment fees were also lower reflecting a growth in electronic, lower-margin payments.
	○	Loan portfolio was down 19% reflecting asset reduction and disciplined capital allocation.
	○	Trade finance grew by 4% with an increase in funded assets, primarily in Asia.

•	Expenses fell by £93 million, largely reflecting planned head count reduction and an increased focus on the management of discretionary expenses.

Ulster Bank

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	649	736	161	163	177

Net fees and commissions	145	142	36	36	28
Other non-interest income	51	69	15	14	21

Non-interest income	196	211	51	50	49

Total income	845	947	212	213	226

Direct expenses
- staff	(211)	(221)	(54)	(53)	(53)
- other	(49)	(67)	(14)	(12)	(15)
Indirect expenses	(261)	(259)	(69)	(61)	(64)

	(521)	(547)	(137)	(126)	(132)

Profit before impairment losses	324	400	75	87	94
Impairment losses	(1,364)	(1,384)	(318)	(329)	(327)

Operating loss	(1,040)	(984)	(243)	(242)	(233)

Analysis of income by business
Corporate	360	435	85	85	98
Retail	360	428	93	93	101
Other	125	84	34	35	27

Total income	845	947	212	213	226

Analysis of impairments by sector
Mortgages	646	570	135	155	133
Corporate
- property	276	324	69	92	83
- other corporate	389	434	97	75	100
Other lending	53	56	17	7	11

Total impairment losses	1,364	1,384	318	329	327

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	3.4%	2.9%	2.8%	3.3%	2.7%
Corporate
- property	6.4%	6.8%	6.4%	8.0%	6.9%
- other corporate	5.0%	5.6%	5.0%	4.1%	5.2%
Other lending	3.8%	3.5%	4.9%	2.2%	2.8%

Total	4.2%	4.1%	3.9%	4.1%	3.8%

Ulster Bank (continued)

Key metrics	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Return on equity (1)	(21.8%)	(22.8%)	(20.9%)	(20.4%)	(20.7%)
Net interest margin	1.88%	1.87%	1.93%	1.92%	1.87%
Cost:income ratio	62%	58%	65%	59%	58%

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	19.2	18.9	2%	20.0	(4%)
- corporate
- property	4.3	4.6	(7%)	4.8	(10%)
- other corporate	7.8	7.4	5%	7.7	1%
- other lending	1.3	1.3	-	1.6	(19%)

	32.6	32.2	1%	34.1	(4%)
Loan impairment provisions	(3.9)	(3.6)	8%	(2.7)	44%

Net loans and advances to customers	28.7	28.6	-	31.4	(9%)

Risk elements in lending
- mortgages	3.1	2.9	7%	2.2	41%
- corporate
- property	1.9	1.8	6%	1.3	46%
- other corporate	2.3	2.1	10%	1.8	28%
- other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	7.5	7.0	7%	5.5	36%
Provision coverage (2)	52%	51%	100bp	50%	200bp

Customer deposits	22.1	20.3	9%	21.8	1%
Loan:deposit ratio (excluding repos)	130%	141%	(1,100bp)	143%	(1,300bp)
Risk-weighted assets	36.1	35.1	3%	36.3	(1%)

Spot exchange rate - €/£	1.227	1.256		1.196

Notes:
(1)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
The challenging macroeconomic environment across the island of Ireland had a significant impact on Ulster Bank’s financial performance for 2012. There were some emerging signs of improvement in the Republic of Ireland economy during Q4 2012, most notably in the availability of institutional funding, some stabilisation of residential property prices and continued economic growth, albeit modest.

While impairment levels remained elevated during 2012, net interest margin and expense management improved. Further progress was made on Ulster Bank’s deposit gathering strategy with customer deposit balances increasing by 9% in Q4 2012, driving a significant reduction in the loan to deposit ratio.

Following the Group technology incident in June 2012, Ulster Bank made significant efforts to help customers who were affected, extending branch hours, tripling call centre staff and providing full redress.

Ulster Bank (continued)

Key points (continued)

2012 compared with 2011
•	Operating loss increased by £56 million primarily reflecting a reduction in income driven by lower interest earning asset volumes.

•	Total expenses fell by £26 million, reflecting the benefits of cost saving initiatives.

•
Impairment losses remained elevated, as weak underlying credit metrics prevailed. Falling asset values throughout most of 2012 and high levels of unemployment coupled with weak domestic demand continued to depress the property market. The impairment charge for 2012 was driven by a combination of new defaulting customers and deteriorating security values. Risk elements in lending increased by £2 billion during the year reflecting continued difficult conditions in both the commercial and residential property sectors.

•
The loan to deposit ratio improved from 143% to 130%, driven by a combination of deposit growth and a decrease in the loan book. The loan book increased by 1% as a result of movements in foreign exchange rates offset by natural amortisation and limited new lending due to low levels of market demand. Retail and SME deposits increased by 8%; however, this was partly offset by outflows of wholesale balances driven by market volatility and the impact of a rating downgrade in H2 2011.

Q4 2012 compared with Q3 2012
•
Operating loss was flat at £243 million as lower impairment losses were offset by increased expenses. The rise in expenses was primarily driven by a £10 million impairment charge on own property assets due to falling property values.

•
Impairment losses improved by £11 million in the quarter largely due to a lower level of mortgage defaults. Residential property values showed some signs of stabilisation; however, mortgage arrears remained elevated.

•	Customer deposits grew by 10%, primarily within the Corporate business with strong growth across all product categories. Loan balances remained broadly flat.

Q4 2012 compared with Q4 2011
•	Operating loss increased by £10 million with lower income and higher expenses only partly offset by a £9 million decrease in impairment losses.

•
Total income decreased by £14 million largely due to movements in exchange rates. Income decreased by 6%. Net interest margin increased by 6 basis points to 1.93%, primarily driven by a reduced stock of liquid assets.

•	Expenses increased by £5 million, reflecting the impairment charge on own property assets.

US Retail & Commercial (£ Sterling)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,948	1,900	468	492	496

Net fees and commissions	778	841	193	195	199
Other non-interest income	365	296	79	93	95

Non-interest income	1,143	1,137	272	288	294

Total income	3,091	3,037	740	780	790

Direct expenses
- staff	(828)	(838)	(181)	(207)	(216)
- other	(526)	(557)	(138)	(128)	(137)
- litigation settlement	(88)	-	-	-	-
Indirect expenses	(804)	(779)	(198)	(201)	(195)

	(2,246)	(2,174)	(517)	(536)	(548)

Profit before impairment losses	845	863	223	244	242
Impairment losses	(91)	(326)	(23)	(21)	(65)

Operating profit	754	537	200	223	177

Average exchange rate - US$/£	1.585	1.604	1.606	1.581	1.573

Analysis of income by product
Mortgages and home equity	541	463	134	139	128
Personal lending and cards	405	442	103	101	100
Retail deposits	860	927	201	215	237
Commercial lending	609	584	154	144	148
Commercial deposits	441	416	103	111	110
Other	235	205	45	70	67

Total income	3,091	3,037	740	780	790

Analysis of impairments by sector
Residential mortgages	(1)	28	2	(5)	4
Home equity	95	103	13	40	20
Corporate and commercial	(77)	55	(20)	(35)	8
Other consumer	65	61	24	21	21
Securities	9	79	4	-	12

Total impairment losses	91	326	23	21	65

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	-	0.5%	0.1%	(0.3%)	0.3%
Home equity	0.7%	0.7%	0.4%	1.2%	0.5%
Corporate and commercial	(0.3%)	0.2%	(0.3%)	(0.6%)	0.1%
Other consumer	0.8%	0.8%	1.2%	1.0%	1.1%

Total	0.2%	0.5%	0.2%	0.2%	0.4%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Return on equity (1)	8.3%	6.3%	9.0%	9.7%	8.0%
Adjusted return on equity (2)	8.9%	6.3%	9.0%	9.7%	8.0%
Net interest margin	3.00%	3.06%	2.92%	2.99%	3.04%
Cost:income ratio	73%	72%	70%	69%	69%
Adjusted cost:income ratio (2)	71%	72%	70%	69%	69%

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	5.8	5.9	(2%)	6.1	(5%)
- home equity	13.3	13.6	(2%)	14.9	(11%)
- corporate and commercial	23.8	23.0	3%	22.9	4%
- other consumer	8.4	8.2	2%	7.7	9%

	51.3	50.7	1%	51.6	(1%)
Loan impairment provisions	(0.5)	(0.6)	(17%)	(0.7)	(29%)

Net loans and advances to customers	50.8	50.1	1%	50.9	-

Total third party assets	72.5	75.0	(3%)	75.8	(4%)
Investment securities	12.0	13.3	(10%)	15.2	(21%)
Risk elements in lending
- retail	0.8	0.7	14%	0.6	33%
- commercial	0.3	0.3	-	0.4	(25%)

Total risk elements in lending	1.1	1.0	10%	1.0	10%
Provision coverage (3)	48%	55%	(700bp)	72%	(2,400bp)

Customer deposits (excluding repos)	59.2	59.8	(1%)	60.0	(1%)
Bank deposits (excluding repos)	1.8	3.8	(53%)	5.2	(65%)
Loan:deposit ratio (excluding repos)	86%	84%	200bp	85%	100bp
Risk-weighted assets	56.5	56.7	-	59.3	(5%)

Spot exchange rate - US$/£	1.616	1.614		1.548

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Excludes the litigation settlement and net gain on sale of Visa B shares in 2012.
(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
●	Sterling strengthened against the US Dollar, with the spot exchange rate at 31 December 2012 increasing by 4.4% compared with 31 December 2011.

●	Performance is described in full in the US dollar-based financial statements set out on pages 50 to 53.

US Retail & Commercial (US Dollar)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	$m	$m	$m	$m	$m

Income statement
Net interest income	3,087	3,048	752	778	781

Net fees and commissions	1,233	1,350	311	306	314
Other non-interest income	579	473	126	149	148

Non-interest income	1,812	1,823	437	455	462

Total income	4,899	4,871	1,189	1,233	1,243

Direct expenses
- staff	(1,313)	(1,344)	(292)	(327)	(339)
- other	(833)	(893)	(219)	(204)	(216)
- litigation settlement	(138)	-	-	-	-
Indirect expenses	(1,274)	(1,250)	(318)	(318)	(307)

	(3,558)	(3,487)	(829)	(849)	(862)

Profit before impairment losses	1,341	1,384	360	384	381
Impairment losses	(145)	(524)	(38)	(33)	(102)

Operating profit	1,196	860	322	351	279

Analysis of income by product
Mortgages and home equity	856	744	215	219	202
Personal lending and cards	643	709	166	160	157
Retail deposits	1,364	1,487	323	340	373
Commercial lending	965	936	247	228	233
Commercial deposits	698	667	165	175	173
Other	373	328	73	111	105

Total income	4,899	4,871	1,189	1,233	1,243

Analysis of impairments by sector
Residential mortgages	(2)	44	3	(8)	6
Home equity	150	165	21	64	31
Corporate and commercial	(120)	88	(31)	(55)	13
Other consumer	104	101	39	32	33
Securities	13	126	6	-	19

Total impairment losses	145	524	38	33	102

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	-	0.5%	0.1%	(0.3%)	0.3%
Home equity	0.7%	0.7%	0.4%	1.2%	0.5%
Corporate and commercial	(0.3%)	0.2%	(0.3%)	(0.6%)	0.1%
Other consumer	0.8%	0.8%	1.2%	1.0%	1.1%

Total	0.2%	0.5%	0.2%	0.2%	0.4%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Return on equity (1)	8.3%	6.3%	9.0%	9.7%	8.0%
Adjusted return on equity (2)	8.9%	6.3%	9.0%	9.7%	8.0%
Net interest margin	3.00%	3.06%	2.92%	2.99%	3.04%
Cost:income ratio	73%	72%	70%	69%	69%
Adjusted cost:income ratio (2)	71%	72%	70%	69%	69%

	31 December 2012	30 September 2012		31 December 2011
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	9.4	9.5	(1%)	9.4	-
- home equity	21.5	22.0	(2%)	23.1	(7%)
- corporate and commercial	38.5	37.2	3%	35.3	9%
- other consumer	13.5	13.1	3%	12.0	13%

	82.9	81.8	1%	79.8	4%
Loan impairment provisions	(0.9)	(0.9)	-	(1.1)	(18%)

Net loans and advances to customers	82.0	80.9	1%	78.7	4%

Total third party assets	117.3	121.0	(3%)	117.3	-
Investment securities	19.5	21.4	(9%)	23.5	(17%)
Risk elements in lending
- retail	1.3	1.2	8%	1.0	30%
- commercial	0.6	0.5	20%	0.6	-

Total risk elements in lending	1.9	1.7	12%	1.6	19%
Provision coverage (3)	48%	55%	(700bp)	72%	(2,400bp)

Customer deposits (excluding repos)	95.6	96.6	(1%)	92.8	3%
Bank deposits (excluding repos)	2.9	6.2	(53%)	8.0	(64%)
Loan:deposit ratio (excluding repos)	86%	84%	200bp	85%	100bp
Risk-weighted assets	91.3	91.6	-	91.8	(1%)
Notes:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).
(2)	Excludes the litigation settlement and net gain on sale of Visa B shares in 2012.
(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
In Q1 2012, RBS Citizens implemented five strategic priorities to sharpen the division’s back-to-basics strategy. The strategy is founded on the belief that building an engaged workforce which is focused on the customer experience and on being their primary banking partner, with an embedded culture of risk management, will position the franchise to deliver financial results consistent with a top performing regional bank.

Efforts in both the Consumer and Commercial businesses throughout 2012 were aligned with those priorities and our customers have acknowledged our efforts.  According to a 2012 survey conducted by American Banker, RBS Citizens was ranked in the top ten of US banks for corporate reputation, an improvement of eight places from 2011.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)
Core Customer Commitments were implemented in Consumer Banking’s branch network at the end of last year. Early indications show progress towards the Commitments’ aim to enhance customer experience:
•	At the end of 2012, 77% of customers surveyed externally were ‘completely satisfied’ or ‘very satisfied’, compared with the peer average of 71%.

•	RBS Citizens’ net promoter score, a measure of how likely customers are to recommend the bank, increased to 20% over the course of 2012 and was over ten percentage points above the peer average.

Consumer Banking further improved and expanded its distribution channels and product capabilities including the roll-out of intelligent deposit machines and the on-going build out of its mortgage capabilities, reaching the top 20 nationally for mortgage originations in 2012. The business made enhancements to its mobile banking services and subsequently its apps for both iPhone and Android were rated the ‘best integrated apps’ in the industry based on an analysis of consumer ratings conducted by Javelin Strategy & Research.

In 2012, Commercial Banking responded to client feedback, introducing its own core Client Commitments and developing a new Commercial Client on-boarding process to improve the way clients are welcomed to RBS Citizens.

Commercial Banking took further significant steps towards strengthening its customer proposition with a more streamlined, efficient and integrated service and product offering by integrating the Treasury Solutions, Foreign Exchange and Interest Rate Derivatives functions into Commercial Banking.

The business made good progress towards expanding its capital markets capabilities. At the end of 2012, RBS Citizens ranked #4 in the new capital markets business for middle market customers within the footprint, and ranked in the top ten nationally.

2012 compared with 2011
•
US Retail & Commercial posted an operating profit of £754 million ($1,196 million), up £217 million ($336 million), or 40%, from 2011. Excluding the £88 million ($138 million) litigation settlement in Q1 2012 and the £39 million ($62 million) net gain on the sale of Visa B shares in Q2 2012, operating profit was up £266 million ($412 million), or 50%, largely reflecting lower impairment losses due to an improved credit environment.

•
Net interest income was up £48 million ($39 million), or 3%, driven by targeted commercial loan growth, deposit pricing discipline and lower funding costs. This was partially offset by consumer loan run-off and lower asset yields reflecting prevailing economic conditions.

•
Non-interest income was up £6 million. Non-interest income was down $11 million, or 1%, in US dollar terms, reflecting a decline in debit card fees as a result of the Durbin Amendment legislation and lower securities gains and deposit fees. This was largely offset by strong mortgage banking fees of £69 million ($109 million), up 71%, and the £47 million ($75 million) gross gain on the sale of Visa B shares.

•	Loans and advances to customers were down £0.3 billion. In US dollar terms loans and advances were up $3.1 billion, or 4%, due to strong growth in commercial loan volumes.

•
Customer deposits decreased by 1% as a result of movements in foreign exchange rates partially offset by strong growth achieved in checking balances. Consumer checking balances grew by 1% while small business checking balances grew by 4% over the year.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

2012 compared with 2011 (continued)
•
Excluding the £88 million ($138 million) litigation settlement, relating to a class action lawsuit regarding the way overdraft fees were assessed on customer accounts prior to 2010, and the £8 million ($13 million) litigation reserve associated with the sale of Visa B shares, and a one-off £21 million ($33 million) pension gain in Q4 2012, total expenses were down 1%, reflecting lower loan collection costs and the elimination of the Everyday Points rewards programme for consumer debit card customers, partially offset by higher operational losses.

•
During the year, RBS Citizens offered former employees a one-time opportunity to receive the value of future pension benefits as a single lump sum payment. The transaction allowed RBS Citizens to partially de-risk its pension plan and future liability under the plan. A strong participant take-up rate of 60% enabled RBS Citizens to reduce its pension liability by 17% and recognise a £21 million ($33 million) accounting gain.

•
Impairment losses were down £235 million ($379 million), or 72%, reflecting an improved credit environment and lower impairments on securities. Loan impairments improved by £168 million ($266 million) driven primarily by commercial loan impairments. Impairments as a percentage of loans and advances fell to 20 basis points.

Q4 2012 compared with Q3 2012
•	Operating profit of £200 million ($322 million) decreased by £23 million ($29 million), or 10%, driven by lower income, partially offset by lower expenses.

•	Net interest income was down £24 million ($26 million), or 5%, due to lower asset yields and a smaller investment portfolio, partially offset by commercial loan growth.

•	Non-interest income was down by £16 million ($18 million), or 5%, driven by lower securities gains partially offset by higher commercial banking fee income.

•	Total expenses were £19 million ($20 million), or 4% lower reflecting the £21 million ($33 million) pension gain, partially offset by higher operational losses.

•	Impairment losses increased £2 million ($5 million), or 10%, reflecting higher impairments on securities. The credit environment remained broadly stable in the quarter.

Q4 2012 compared with Q4 2011
•	Operating profit of £200 million ($322 million) increased by £23 million ($43 million), or 13%, as lower impairment losses and expenses were partially offset by lower income.

•	Net interest income was down £28 million ($29 million), or 6%, driven by lower asset yields, partially offset by commercial loan growth and lower funding costs.

•	Non-interest income was down £22 million ($25 million), or 7%, due to lower securities gains and deposit fees, partially offset by strong mortgage banking and commercial banking fee income.

•	Total expenses decreased by £31 million ($33 million), or 6%, reflecting the pension gain and lower loan collection costs partially offset by higher operational losses.

•	Impairment losses declined by £42 million ($64 million), or 65%, reflecting an improved credit environment and lower impairments related to securities.

Markets

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	111	67	49	14	20

Net fees and commissions receivable	128	371	1	27	25
Income from trading activities	4,105	4,601	551	1,250	501
Other operating income	139	(624)	40	(249)	146

Non-interest income	4,372	4,348	592	1,028	672

Total income	4,483	4,415	641	1,042	692

Direct expenses
- staff	(1,453)	(1,963)	(93)	(393)	(354)
- other	(721)	(746)	(208)	(162)	(197)
Indirect expenses	(763)	(769)	(179)	(198)	(193)

	(2,937)	(3,478)	(480)	(753)	(744)

Profit/(loss) before impairment (losses)/recoveries	1,546	937	161	289	(52)
Impairment (losses)/recoveries	(37)	(38)	(22)	6	(57)

Operating profit/(loss)	1,509	899	139	295	(109)

Of which:
Ongoing businesses	1,564	943	135	300	(96)
Run-off businesses	(55)	(44)	4	(5)	(13)

Analysis of income by product
Rates	2,006	1,474	399	390	396
Currencies	757	1,060	163	173	259
Asset backed products (ABP)	1,318	1,254	139	374	29
Credit markets	862	616	179	186	36
Investor products and equity derivatives	224	593	(66)	76	118

Total income ongoing businesses	5,167	4,997	814	1,199	838
Inter-divisional revenue share	(691)	(767)	(172)	(159)	(177)
Run-off businesses	7	185	(1)	2	31

Total income	4,483	4,415	641	1,042	692

Memo - Fixed income and currencies
Rates/currencies/ABP/credit markets	4,943	4,404	880	1,123	720
Less: primary credit markets	(568)	(688)	(151)	(114)	(134)

Total fixed income and currencies	4,375	3,716	729	1,009	586

Markets (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios (ongoing businesses)
Return on equity (1)	10.0%	6.1%	3.6%	7.8%	(2.4%)
Cost:income ratio	64%	77%	76%	72%	106%
Compensation ratio (2)	32%	42%	17%	37%	49%

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (ongoing businesses)
Loans and advances to customers (gross)	29.8	29.5	1%	31.5	(5%)
Loan impairment provisions	(0.2)	(0.2)	-	(0.2)	-

Net loans and advances to customers	29.6	29.3	1%	31.3	(5%)
Loans and advances to banks	16.6	22.4	(26%)	29.9	(44%)
Reverse repos	103.8	97.5	6%	100.4	3%
Securities	92.4	97.9	(6%)	108.1	(15%)
Cash and eligible bills	30.2	34.7	(13%)	28.1	7%
Other	11.8	22.4	(47%)	14.8	(20%)

Total third party assets (excluding derivatives mark-to-market)	284.4	304.2	(7%)	312.6	(9%)
Net derivative assets (after netting)	21.9	21.3	3%	37.0	(41%)

Provision coverage (3)	77%	75%	200bps	75%	200bps

Customer deposits (excluding repos)	26.3	34.3	(23%)	36.8	(29%)
Bank deposits (excluding repos)	45.4	42.9	6%	48.2	(6%)

Risk-weighted assets	101.3	108.0	(6%)	120.3	(16%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.
(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
Run-off businesses (1)	£m	£m	£m	£m	£m

Total income	7	185	(1)	2	31
Direct expenses	(62)	(229)	5	(7)	(44)

Operating (loss)/profit	(55)	(44)	4	(5)	(13)

	31 December 2012	30 September 2012	31 December 2011
Run-off businesses (1)	£bn	£bn	£bn

Total third party assets (excluding derivatives mark-to-market)	0.1	0.2	1.3

Note:
(1)	Run-off businesses consist of the exited cash equities, corporate broking and equity capital markets operations.

Markets (continued)

Key points
During 2012, the economic environment was dominated by weak prospects for global growth and the uncertain outlook for Eurozone sovereign debt. However, positive central bank activity and a more stable credit environment resulted in marginally improved trading opportunities.

Against this backdrop, the division continued to focus on its strengths and client offering. In January 2012 RBS announced the creation of the Markets division and, at the same time, the exit of the cash equities and mergers & acquisitions businesses. Following further review in Q4 2012, the remaining Investor Products and Equity Derivatives (IPED) operation was moved into Rates to form a Derivative Product Solutions (DPS) business. In addition, Markets has also developed a range of measures to enhance its culture and control environment, focusing on improving both supervision and behaviours. Taken together, these actions reinforce Markets’ commitment to put the client at the centre of everything we do and to focus resources on meeting client needs.

2012 compared with 2011
•	Operating profit increased by 68% reflecting 2% growth in income and 20% decrease in direct expenses, most notably through a reduction in staff costs.

•
Rates benefited from a strong trading performance, while losses incurred in managing counterparty exposures during the third quarter of 2011 were not repeated during 2012. Revenues for the year were up 36% to £2.0 billion.

•	Currencies volumes were weak across the industry, although the Spot FX business minimised the impact on revenue. Options income was limited by further Eurozone uncertainty.

•
Asset Backed Products continued to perform strongly as markets were sustained throughout the year by investors’ search for yield. Revenues for the year were £1.3 billion, up 5% from a strong performance of £1.25 billion in 2011.

•
A 40% increase in Credit Markets revenue to £862 million was driven by Flow Credit which, as a result of improved risk management and more benign market conditions, recorded good profitability compared with a loss in 2011. This was partially offset by weaker earnings from credit origination.

•	The 62% decrease in IPED followed significantly weaker client volumes in key markets. The business has been restructured and rationalised. It will be reported within Rates going forward.

•
The division focused on controlling costs throughout 2012, driving total expenses down by 16%. Lower staff expenses, down 26%, reflect lower headcount and lower levels of variable compensation, including reductions and clawbacks following the Group’s LIBOR settlements reached on 6 February 2013, with the compensation ratio falling from 42% to 32%. Headcount reductions totalled 2,700 in the year, including that resulting from the exit of businesses announced in January. Other expenses fell by 3% as rigorous controls on discretionary expenditure and the exiting of product areas continued to take effect, partially offset by higher legal expenses.

•	The reduction in third party assets reflected management action to optimise and de-risk the balance sheet, consistent with previously disclosed medium-term objectives.

Markets (continued)

Key points (continued)

2012 compared with 2011 (continued)
•	The division reduced risk-weighted assets, successfully focusing on lowering risk and enhancing models whilst managing the requirement for greater prudence in the regulatory environment.

•
Not reflected in Markets operating results in 2012 were the following items: £381 million for regulatory fines; £350 million for its share of the provision for interest rate swap redress; and approximately £700 million in restructuring costs associated with the strategic changes that took place during 2012.

Q4 2012 compared with Q3 2012
•
A £156 million reduction in operating profit was driven by lower revenue, partially offset by lower staff expenses. The fall in revenue reflected a seasonal reduction in activity, compared with particularly favourable market conditions as a result of Central Bank announcements during Q3 2012.

•	Flat yield curves limited opportunities for revenue generation in the Rates business; however, income was up 2% in the quarter.

•	Income from Asset Backed Products decreased from high levels as volumes declined and asset prices stabilised following a sustained period of strong performance throughout 2012.

•	Credit Markets benefited from increased levels of capital market issuance, although this was more than offset by lower income from Flow Credit Trading.

•	The loss in IPED reflected declining client volumes and a weak trading performance, compounded by a revision to divisional funding policies (net impact of zero across the whole division).

•	A limited number of impairments were incurred on securities in Asset Backed Products.

•
Lower staff costs reflected lower variable compensation, following the Group’s LIBOR settlements, and headcount reductions. An increase in other expenses was driven by higher legal costs during the period.

•
Third party assets and risk-weighted assets were down by £20 billion and £7 billion respectively, reflecting lower levels of activity in Rates and Asset Backed Products in the quarter and a continued focus on balance sheet management and risk reduction.

Q4 2012 compared with Q4 2011
•
Q4 2012 posted an operating profit of £139 million compared with a loss of £109 million in the same period last year. Although income was down in Q4 2012 this was more than offset by lower staff expenses and lower impairments.

•	The Currencies business experienced lower levels of client activity and declining volatility.

•	A more positive credit environment enabled greater income generation from Asset Backed Products and Credit Markets.

•
Significantly lower staff expenses reflected lower variable compensation, following the Group’s LIBOR settlements, and the full impact of headcount reductions made towards the end of 2011 and throughout 2012.

Direct Line Group

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Earned premiums	4,044	4,221	999	1,013	1,043
Reinsurers' share	(326)	(252)	(80)	(81)	(71)

Net premium income	3,718	3,969	919	932	972
Fees and commissions	(430)	(400)	(79)	(129)	(161)
Instalment income	126	138	32	32	33
Investment income	243	265	32	48	60
Other income	60	100	14	16	19

Total income	3,717	4,072	918	899	923

Direct expenses
- staff expenses	(338)	(288)	(90)	(88)	(75)
- other expenses	(387)	(333)	(109)	(106)	(79)

Total direct expenses	(725)	(621)	(199)	(194)	(154)
Indirect expenses	(124)	(225)	-	-	(55)

	(849)	(846)	(199)	(194)	(209)

Insurance net claims	(2,427)	(2,772)	(606)	(596)	(589)

Operating profit	441	454	113	109	125

Analysis of income by product
Personal lines motor excluding broker
- own brands	1,733	1,874	410	433	460
- partnerships	138	228	34	34	36
Personal lines home excluding broker
- own brands	475	490	116	116	126
- partnerships	377	378	97	90	83
Personal lines rescue and other excluding broker
- own brands	182	185	45	46	47
- partnerships	184	132	49	43	(15)
Commercial	347	346	86	86	88
International	337	365	79	84	95
Other (1)	(56)	74	2	(33)	3

Total income	3,717	4,072	918	899	923

For the notes to this table refer to page 60.

Direct Line Group (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

In-force policies (000s)
Personal lines motor excluding broker
- own brands	3,714	3,787	3,714	3,762	3,787
- partnerships	336	320	336	332	320
Personal lines home excluding broker
- own brands	1,754	1,811	1,754	1,777	1,811
- partnerships	2,485	2,497	2,485	2,514	2,497
Personal lines rescue and other excluding broker
- own brands	1,803	1,844	1,803	1,816	1,844
- partnerships	7,628	7,307	7,628	7,955	7,307
Commercial	466	422	466	466	422
International	1,462	1,387	1,462	1,444	1,387
Other (1)	50	1	50	52	1

Total in-force policies (2)	19,698	19,376	19,698	20,118	19,376

Gross written premium (£m)
Personal lines motor excluding broker
- own brands	1,494	1,584	318	400	348
- partnerships	136	137	27	40	28
Personal lines home excluding broker
- own brands	455	474	105	128	112
- partnerships	534	549	132	139	132
Personal lines rescue and other excluding broker
- own brands	177	174	41	48	40
- partnerships	176	174	45	45	44
Commercial	436	435	103	103	102
International	557	570	138	113	142
Other (1)	1	1	-	(1)	2

Total gross written premium	3,966	4,098	909	1,015	950

For the notes to this table refer to page 60.

Direct Line Group (continued)

Key metrics (continued)
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Return on tangible equity (3)	11.7%	10.3%	14.0%	12.9%	11.0%
Loss ratio (4)	65%	70%	66%	64%	61%
Commission ratio (5)	12%	10%	8%	14%	17%
Expense ratio (6)	23%	21%	22%	21%	22%
Combined operating ratio (7)	100%	101%	96%	99%	100%

Balance sheet
Total insurance reserves - (£m) (8)	8,066	7,284	8,066	8,112	7,284

Notes:
(1)	‘Other’ predominantly consists of the personal lines broker business and from Q1 2012 business previously reported in Non-Core.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card payment protection.

(3)	Return on tangible equity is based on annualised operating profit after tax divided by average tangible equity adjusted for dividend payments.
(4)	Loss ratio is based on net claims divided by net premium income.
(5)	Commission ratio is based on fees and commissions divided by net premium income.
(6)	Expense ratio is based on expenses divided by net premium income.
(7)	Combined operating ratio is the sum of the loss, commission and expense ratios.
(8)	Consists of general and life insurance liabilities, unearned premium reserve and liability adequacy reserve.

Key points
In October 2012, the Group completed the successful initial public offering of Direct Line Group, selling 520.8 million of its existing ordinary shares. This represented 34.7% of the issued share capital, generating gross proceeds of £911 million.

During 2012, Direct Line Group made good progress despite competitive market conditions. The operating profit of £441 million was down £13 million compared with the previous year driven by lower net claims partially offset by lower net premium income.

A combined operating ratio (COR) of 100% represented an improvement of 100 basis points compared with 2011 driven predominantly by an improved loss ratio. The full year 2012 result included Home weather event claims of approximately £105 million versus £20 million in 2011, which was more than offset by £390 million of releases from reserves held against prior year claims across the portfolio. Of these releases, £68 million related to the run-off business where the impact on the income statement is broadly neutral. For Direct Line Group’s ongoing operations, the current year attritional loss ratio improved by 1.6 percentage points which reflects actions taken to improve risk selection and the implementation of the claims transformation programme.  In 2012 all categories within Direct Line Group made an operating profit.

Direct Line Group made further progress in executing its strategic plan with developments made in its pricing capability through the implementation of a new pricing model and rating engine across the Motor and Home divisions. The new claims management system introduced during 2011 is now operational for the majority of new Motor and Home claims. Benefits, including shorter settlement times for customers and improved legal case management, are being realised as a result of the improved claims process.

Direct Line Group (continued)

Key points (continued)
During 2012, a number of partnership agreements, including Nationwide Building Society and Sainsbury’s Bank, were either renewed or extended. In addition, Direct Line Group signed an arm’s length, five year distribution agreement with RBS Group for the continued provision, post divestment, of general insurance products to UK Retail customers.

Following launch on comparethemarket.com, Churchill and Privilege motor and home products are now available on all four major price comparison websites in the UK. This reinforces Direct Line Group’s multi-channel distribution strategy.

Direct Line Group continues to focus on reducing operational costs, targeting the delivery of gross annual cost savings of £100 million in 2014 through overall improvements in operational efficiency including claims handling, continued efforts to simplify internal structures and better managing customer acquisition costs. Steps announced during the second half of the year included measures to reduce costs in central functions as well as the reduction of around 70 senior leadership roles across the organisation.

Roll-out of a new e-trading platform in Commercial began in Q3 2012 and was launched in January 2013. This new platform has been developed to aid with internal cost efficiency and provide new routes to market as well as to significantly improve the interface with brokers and customers.

International consolidated its direct market position in Italy and Germany with a total of 1.5 million in-force policies at the end of 2012. Gross written premium for 2012 was up 4% in local currency on 2011 and followed a period of strong growth in 2010 and 2011.

Direct Line Group further improved its capital efficiency following a number of initiatives including the consolidation of four underwriting entities into one. The combined entity, U K Insurance Limited, received inaugural credit ratings of ‘A’ from Standard and Poor’s and ‘A2’ from Moody’s. Direct Line Group also issued £500 million of Tier 2 debt and paid £1 billion of dividends to RBS Group.

Direct Line Group operates in an industry that is under a significant amount of scrutiny and is preparing for substantial regulatory change. Direct Line Group is actively engaging with major stakeholders throughout the ongoing debates surrounding referral and legal fees, the increase in whiplash claims and the implementation of the gender directive in order to help deliver the best possible outcome for its customers and shareholders.

Direct Line Group (continued)

Key points (continued)

Separation and divestment update
From 1 July 2012, Direct Line Group has operated on a substantially standalone basis with independent corporate functions and governance following the successful implementation of a comprehensive programme of separation initiatives. During 2012, these included launching a new corporate identity and the Direct Line Group Board became fully compliant with the UK Corporate Governance Code following further non-executive director appointments. New contracts of employment have been agreed and issued to staff, independent HR systems have been implemented and an arm’s length transitional services agreement has been reached with RBS Group for residual services. In January 2013, it was announced that Capgemini would design, deliver and operate Direct Line Group’s IT infrastructure.

The Group sold the first tranche of ordinary shares representing 34.7% of the share capital of Direct Line Group in October 2012 via an Initial Public Offering. This is consistent with the Group’s plan to cede control of Direct Line Group by the end of 2013 and a step toward complete disposal by the end of 2014, as required by the European Commission. In accordance with IFRS 5, Direct Line Group has been recognised as a discontinued operation with consequent changes to the presentation of comparative information. The assets and liabilities relating to Direct Line Group are included in Disposal groups as of 31 December 2012. The Group has written down its investment in Direct Line Group at 31 December 2012 to 216 pence per share, the market value on that date, which resulted in a £394 million goodwill write-down.

A full year preliminary statement of results for Direct Line Insurance Group plc is available on the company website. A full Annual Report and Accounts will be available in March 2013.

2012 compared with 2011
•	Operating profit of £441 million was £13 million, or 3% lower than 2011 as lower net claims were partially offset by lower net premium income.

•
Gross written premium of £3,966 million was 3% lower, driven by the impact of de-risking in previous years and changes in the mix of the portfolio in Motor together with competitive market conditions in Home. International was also down reflecting adverse exchange rate movements.

•
Total income of £3,717 million was £355 million, or 9% lower than prior year due to flow through of lower written premiums, increased commissions payable relating to business previously reported within Non-Core, the cessation of Tesco Personal Finance tariff income and lower supply chain income and lower investment income.

•
Investment income of £243 million was £22 million lower, primarily as a result of £27 million financing costs relating to the Tier 2 debt issued in April 2012 and lower reinvestment rates during 2012. This was mostly offset by higher realised gains arising from portfolio management initiatives, including those arising from business previously reported in Non-Core.

•
Net claims of £2,427 million were £345 million, or 12% lower than 2011 reflecting lower exposure, higher releases of reserves from prior years and improved claims experience. The 2012 result includes approximately £105 million of Home weather event claims, significantly more than £20 million in 2011 under benign weather conditions.

Direct Line Group (continued)

Key points (continued)

2012 compared with 2011 (continued)
•
Expenses of £849 million were broadly flat. Staff expenses were £50 million, or 17% higher partly reflecting the transfer of some head office functions costs to Direct Line Group ahead of separation from RBS Group, together with additional staff recruited to provide services previously provided by RBS Group.

•	Direct Line Group’s reported Return on Tangible Equity was 11.7% in 2012.

Q4 2012 compared with Q3 2012
•	Operating profit of £113 million was £4 million, or 4% higher than prior quarter driven by a better technical result and partly offset by lower investment income.

•	Total income of £918 million was £19 million, or 2% higher mainly driven by lower commissions following the settlement of Tesco Personal Finance reserves in Q3 2012.

•	Investment income of £32 million was £16 million, or 33% lower than Q3 2012 due to lower realised gains following portfolio management initiatives earlier in the year.

•	Net claims of £606 million were £10 million, or 2% higher due to lower releases of reserves from prior years particularly on the Tesco Personal Finance run-off business.

•	Total expenses of £199 million were £5 million, or 3% higher due to timing of professional and other external fees.

Q4 2012 compared with Q4 2011
•	Operating profit of £113 million was £12 million, or 10% lower than the same period in 2011. This was largely driven by lower investment income, partially offset by an improved technical result.

•	Gross written premium of £909 million was £41 million, or 4% lower. This is primarily driven by Motor due to volume reduction and business mix changes.

•
Total income of £918 million was £5 million, or 1% lower mainly due to a reduction in net premium income reflecting flow through of lower written premiums across Motor, Home and International, and lower investment income. This was partially offset by lower commissions payable with the non-repeat of a profit share payment in Q4 2011 of £57 million.

•
Investment income of £32 million was £28 million, or 47% lower due to a decline in yields, lower assets under management, lower gains on disposal and the loss of property rental income. Q4 2012 also included £7 million of financing costs relating to the Tier 2 debt issued in April 2012.

•
Net claims of £606 million were £17 million, or 3% higher due to the non-repeat of a one-off release from reserves on the Creditor book products made in Q4 2011 which was offset in fees and commissions. This was partially offset by favourable movements across the other products.

•	Total expenses were £10 million, or 5% lower due to management actions taken to improve the cost base.

Central items

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Central items not allocated	143	191	143	176	89

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

2012 compared with 2011
•	Central items not allocated represented a credit of £143 million compared with £191 million in 2011.

•
Significant central costs included the Group technology incident cost of £175 million, a £160 million provision for various litigation and legacy conduct issues, as well as unallocated Treasury costs of circa £390 million. VAT recoveries of £85 million and Group Pension fund adjustment of circa £50 million in 2011 were not repeated.

•
Offsetting these costs, profits on Group Treasury available-for-sale bond disposals totalled £880 million compared with £516 million in 2011, as active management of the liquid assets portfolio as well as favourable market conditions enabled the Group to crystallise gains on some holdings.

Q4 2012 compared with Q3 2012
•	Central items not allocated represented a credit of £143 million compared with £176 million in Q3 2012.

•
The movement is driven by the gain of £187 million on available-for-sale bond disposals in Q4 2012, significantly below the £464 million gain recorded in Q3 2012. This was partially offset by the non-repeat of a £50 million provision for the Group technology incident and lower unallocated costs in Group Treasury.

Q4 2012 compared with Q4 2011
•
Central items not allocated represented a credit of £143 million, an improvement of £54 million compared with Q4 2011, with gains on available-for-sale bond disposals £61 million higher than in the prior year period at £187 million.

Central items

Technology incident - costs of redress
The following table provides an analysis by division of the estimated costs of redress following the technology incident in June 2012. These costs are included in Central items above and include waiver of interest and other charges together with other compensation payments all of which are reported in expenses. 84% of these costs have been incurred as of 31 December 2012.

Total
£m

UK Retail	41
UK Corporate	24
International Banking	3
Ulster Bank	82
Group Centre	25

175

Non-Core

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	346	863	59	86	155
Funding costs of rental assets	(102)	(215)	(6)	(7)	(56)

Net interest income	244	648	53	79	99

Net fees and commissions	105	(38)	28	17	(47)
Loss from trading activities	(654)	(721)	(50)	(203)	(407)
Insurance net premium income	-	286	-	-	9
Other operating income
- rental income	523	958	53	80	219
- other (1)	70	55	(116)	77	(151)

Non-interest income	44	540	(85)	(29)	(377)

Total income	288	1,188	(32)	50	(278)

Direct expenses
- staff	(272)	(375)	(52)	(69)	(82)
- operating lease depreciation	(246)	(347)	(51)	(43)	(91)
- other	(163)	(256)	(46)	(30)	(57)
Indirect expenses	(263)	(317)	(58)	(70)	(84)

	(944)	(1,295)	(207)	(212)	(314)

Loss before insurance net claims and impairment losses	(656)	(107)	(239)	(162)	(592)
Insurance net claims	-	(195)	-	-	61
Impairment losses	(2,223)	(3,919)	(703)	(424)	(751)

Operating loss	(2,879)	(4,221)	(942)	(586)	(1,282)

Note:
(1)
Includes losses on disposals of £14 million (year ended 31 December 2011 - £127 million; quarter ended 31 December 2012 - £115 million; quarter ended 30 September 2012 - £42 million; quarter ended 31 December 2011 - £36 million).

Non-Core (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Analysis of income/(loss) by business
Banking and portfolios	40	1,465	(111)	91	(142)
International businesses	250	411	29	60	92
Markets	(2)	(688)	50	(101)	(228)

Total income	288	1,188	(32)	50	(278)

Loss from trading activities
Monoline exposures	(205)	(670)	(35)	21	(243)
Credit derivative product companies	(205)	(85)	1	(199)	(19)
Asset-backed products (1)	101	29	16	17	(22)
Other credit exotics	(28)	(175)	5	16	(8)
Equities	(2)	(11)	(5)	1	1
Banking book hedges	(38)	(1)	(2)	(14)	(36)
Other	(277)	192	(30)	(45)	(80)

	(654)	(721)	(50)	(203)	(407)

Impairment losses
Banking and portfolios	2,346	3,833	723	433	714
International businesses	56	82	15	16	30
Markets	(179)	4	(35)	(25)	7

Total impairment losses	2,223	3,919	703	424	751

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (2)
Banking and portfolios	4.2%	4.9%	5.0%	2.8%	3.6%
International businesses	5.1%	3.7%	5.5%	4.5%	5.3%
Markets	-	(3.0%)	-	0.4%	(8.8%)

Total	4.2%	4.8%	4.8%	2.8%	3.7%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes disposal groups.

Non-Core (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Performance ratios
Net interest margin	0.31%	0.63%	0.29%	0.41%	0.42%
Cost:income ratio	nm	109%	nm	nm	nm
Adjusted cost:income ratio (1)	nm	130%	nm	nm	nm

	31 December 2012	30 September 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)	55.4	61.6	(10%)	79.4	(30%)
Loan impairment provisions	(11.2)	(11.1)	1%	(11.5)	(3%)

Net loans and advances to customers	44.2	50.5	(12%)	67.9	(35%)

Total third party assets (excluding derivatives)	57.4	65.1	(12%)	93.7	(39%)
Total third party assets (including derivatives)	63.4	72.2	(12%)	104.7	(39%)

Risk elements in lending (2)	21.4	22.0	(3%)	24.0	(11%)
Provision coverage (3)	52%	50%	200bp	48%	400bp
Customer deposits (2)	2.7	3.3	(18%)	3.5	(23%)
Risk-weighted assets	60.4	72.2	(16%)	93.3	(35%)

nm = not meaningful

Notes:
(1)	Adjusted cost:income ratio represents operating expenses expressed as a percentage of total income after netting insurance claims against income.
(2)	Excludes disposal groups.
(3)	Provision coverage percentage represents loan impairment provisions as a percentage of risk elements in lending.

	31 December 2012	30 September 2012	31 December 2011
	£bn	£bn	£bn

Gross customer loans and advances
Banking and portfolios	54.5	60.4	77.3
International businesses	0.9	1.2	2.0
Markets	-	-	0.1

	55.4	61.6	79.4

Risk-weighted assets
Banking and portfolios	53.3	60.5	64.8
International businesses	2.4	2.7	4.1
Markets	4.7	9.0	24.4

	60.4	72.2	93.3

Third party assets (excluding derivatives)
Banking and portfolios	51.1	57.6	81.3
International businesses	1.2	1.9	2.9
Markets	5.1	5.6	9.5

	57.4	65.1	93.7

Non-Core (continued)

Third party assets (excluding derivatives)

	31 December 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2012
Year ended 31 December 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	31.5	(5.0)	(2.2)	0.1	(1.7)	(0.6)	22.1
Corporate	42.2	(7.3)	(9.8)	1.6	(0.4)	(0.8)	25.5
SME	2.1	(1.0)	(0.3)	0.2	-	-	1.0
Retail	6.1	(0.8)	(1.9)	0.1	(0.2)	(0.1)	3.2
Other	1.9	(1.3)	-	-	-	(0.1)	0.5
Markets	9.8	(1.0)	(3.9)	0.3	0.1	(0.2)	5.1

Total (excluding derivatives)	93.6	(16.4)	(18.1)	2.3	(2.2)	(1.8)	57.4
Markets - RBS Sempra Commodities JV	0.1	(0.1)	-	-	-	-	-

Total (1)	93.7	(16.5)	(18.1)	2.3	(2.2)	(1.8)	57.4

	30 September 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2012
Quarter ended 31 December 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	25.0	(1.4)	(1.2)	-	(0.5)	0.2	22.1
Corporate	29.0	(2.1)	(1.7)	0.3	(0.1)	0.1	25.5
SME	1.3	(0.2)	(0.1)	-	-	-	1.0
Retail	3.8	(0.2)	(0.3)	-	(0.1)	-	3.2
Other	0.4	0.1	-	-	-	-	0.5
Markets	5.6	0.1	(0.7)	0.1	-	-	5.1

Total (excluding derivatives)	65.1	(3.7)	(4.0)	0.4	(0.7)	0.3	57.4

	30 June 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2012
Quarter ended 30 September 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	26.9	(0.9)	(0.4)	-	(0.4)	(0.2)	25.0
Corporate	32.8	(2.7)	(1.1)	0.4	-	(0.4)	29.0
SME	1.6	(0.2)	(0.1)	-	-	-	1.3
Retail	4.0	(0.1)	-	-	-	(0.1)	3.8
Other	0.4	-	-	-	-	-	0.4
Markets	6.4	(0.2)	(0.6)	0.1	-	(0.1)	5.6

Total (excluding derivatives)	72.1	(4.1)	(2.2)	0.5	(0.4)	(0.8)	65.1

Note:
(1)	Disposals of £0.2 billion have been signed as at 31 December 2012 but are pending completion (30 September 2012 and 30 December 2011 - £0.2 billion).

	31 December 2012	30 September 2012	31 December 2011
Commercial real estate third party assets	£bn	£bn	£bn

UK (excluding NI)	8.9	9.5	11.4
Ireland (ROI and NI)	5.8	6.2	7.7
Spain	1.4	1.5	1.8
Rest of Europe	4.9	6.3	7.9
USA	0.9	1.2	2.2
RoW	0.2	0.3	0.5

Total (excluding derivatives)	22.1	25.0	31.5

Non-Core (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Impairment losses by donating division and sector

UK Retail
Mortgages	-	5	-	-	-
Personal	4	(27)	-	1	(28)

Total UK Retail	4	(22)	-	1	(28)

UK Corporate
Manufacturing and infrastructure	19	76	1	4	26
Property and construction	88	224	8	2	83
Transport	16	52	2	-	6
Financial institutions	(38)	5	(23)	(13)	1
Lombard	48	75	15	11	20
Other	107	96	53	37	21

Total UK Corporate	240	528	56	41	157

Ulster Bank
Commercial real estate
- investment	288	609	91	61	151
- development	611	1,552	256	93	77
Other corporate	77	173	16	10	15
Other EMEA	7	15	1	-	2

Total Ulster Bank	983	2,349	364	164	245

US Retail & Commercial
Auto and consumer	49	58	19	10	7
Cards	1	(9)	(2)	(1)	1
SBO/home equity	130	201	22	46	33
Residential mortgages	21	16	4	10	2
Commercial real estate	(12)	40	(2)	(9)	14
Commercial and other	(12)	(3)	3	(8)	7

Total US Retail & Commercial	177	303	44	48	64

International Banking
Manufacturing and infrastructure	3	57	3	(5)	42
Property and construction	623	752	96	205	241
Transport	199	(3)	51	1	10
Telecoms, media and technology	32	68	5	-	18
Banks and financial institutions	(58)	(98)	75	(19)	(31)
Other	18	(19)	8	(13)	29

Total International Banking	817	757	238	169	309

Other
Wealth	1	1	-	1	-
Central items	1	3	1	-	4

Total Other	2	4	1	1	4

Total impairment losses	2,223	3,919	703	424	751

Non-Core (continued)

	31 December 2012	30 September 2012	31 December 2011
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	-	-	1.4
Personal	-	0.1	0.1

Total UK Retail	-	0.1	1.5

UK Corporate
Manufacturing and infrastructure	0.1	0.1	0.1
Property and construction	3.6	3.9	5.9
Transport	3.8	4.0	4.5
Financial institutions	0.2	0.4	0.6
Lombard	0.4	0.5	1.0
Other	4.2	4.6	7.5

Total UK Corporate	12.3	13.5	19.6

Ulster Bank
Commercial real estate
- investment	3.4	3.5	3.9
- development	7.6	7.6	8.5
Other corporate	1.6	1.6	1.6
Other EMEA	0.3	0.3	0.4

Total Ulster Bank	12.9	13.0	14.4

US Retail & Commercial
Auto and consumer	0.6	0.6	0.8
Cards	-	0.1	0.1
SBO/home equity	2.0	2.2	2.5
Residential mortgages	0.4	0.5	0.6
Commercial real estate	0.4	0.6	1.0
Commercial and other	0.1	-	0.4

Total US Retail & Commercial	3.5	4.0	5.4

International Banking
Manufacturing and infrastructure	3.9	4.0	6.6
Property and construction	12.3	13.2	15.3
Transport	1.7	1.9	3.2
Telecoms, media and technology	0.4	1.2	0.7
Banks and financial institutions	4.7	5.3	5.6
Other	3.7	5.4	7.0

Total International Banking	26.7	31.0	38.4

Other
Wealth	-	0.2	0.2
Central items	-	(0.2)	(0.2)

Total Other	-	-	-

Gross loans and advances to customers (excluding reverse repurchase agreements)	55.4	61.6	79.3

Non-Core (continued)

Key points
Non-Core third party assets fell to £57 billion, a reduction of £36 billion, or 39%, during the year and an overall reduction of £200 billion, or 78%, since the division was set up. This was achieved through a mixture of disposals, run-off and impairments. By the end of 2012, the Non-Core funded balance sheet was under 7% of the Group’s funded balance sheet compared with 21% when the division was created. Non-Core remains on target to reach its third party asset target of c.£40 billion, a reduction of approximately 85% of its original portfolio, by the end of 2013.

2012 compared with 2011
•
Third party assets declined by £36 billion, or 39%, largely reflecting disposals of £18 billion and run-off of £16 billion. The disposal of RBS Aviation Capital in Q2 2012 contributed c.£5 billion of this reduction.

•	Risk-weighted assets were £33 billion lower, principally driven by disposals, run-off and restructuring of existing positions.

•
An operating loss of £2,879 million was £1,342 million lower than 2011, principally due to lower impairments and expenses, partially offset by lower net interest income following run-off and disposals.

•	Impairment losses fell by £1,696 million to £2,223 million, with £1,366 million of this reduction from the Ulster Bank portfolio and £269 million from the real estate portfolio.

•	Income declined by £900 million as continued divestment and run-off reduced net interest income. Rental income was lower following the disposal of RBS Aviation Capital in Q2 2012.

•	Expenses were £351 million lower, driven by reduced headcount and lower operating lease depreciation, principally following the disposal of RBS Aviation Capital.

•	Headcount declined by 34% to 3,100 reflecting the divestment activity and run-off across the business.

Q4 2012 compared with Q3 2012
•	Third party assets declined by £8 billion to £57 billion, driven by disposals of £4 billion and run-off of £4 billion.

•	Risk-weighted assets fell by £12 billion to £60 billion, primarily driven by disposals, run-off and the restructuring of existing positions.

•	Operating loss increased by £356 million to £942 million, principally due to a £279 million increase in impairments and £73 million additional disposal losses.

•
Ulster Bank impairments increased by £200 million, partially offset by an improvement of £78 million in the real estate portfolio, with the remainder of the increase in impairments spread across the corporate and retail sectors.

•	Losses on disposals totalled £115 million in the quarter on assets totalling £4 billion.

Q4 2012 compared with Q4 2011
•	Q4 2012 operating loss was £942 million, an improvement of 27% principally due to reduced trading losses.

•	Non-interest income improved significantly principally due to lower trading losses in 2012 as a result of improved market conditions and reduced exposure.

•	Ongoing disposal activity reduced the balance sheet and headcount, resulting in lower net interest income, rental income and expenses.

Condensed consolidated income statement
for the period ended 31 December 2012

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Interest receivable	18,530	21,036	4,439	4,456	5,147
Interest payable	(7,128)	(8,733)	(1,666)	(1,647)	(2,161)

Net interest income	11,402	12,303	2,773	2,809	2,986

Fees and commissions receivable	5,709	6,379	1,374	1,400	1,589
Fees and commissions payable	(834)	(962)	(245)	(209)	(339)
Income from trading activities	1,675	2,701	474	334	(238)
Gain/(loss) on redemption of own debt	454	255	-	(123)	(1)
Other operating income	(465)	3,975	227	(252)	174

Non-interest income	6,539	12,348	1,830	1,150	1,185

Total income	17,941	24,651	4,603	3,959	4,171

Staff costs	(8,076)	(8,356)	(1,628)	(1,959)	(1,898)
Premises and equipment	(2,232)	(2,423)	(592)	(550)	(666)
Other administrative expenses	(5,593)	(4,436)	(2,506)	(1,193)	(1,149)
Depreciation and amortisation	(1,802)	(1,839)	(498)	(421)	(501)
Write-down of goodwill and other intangible assets	(124)	(80)	(124)	-	(80)

Operating expenses	(17,827)	(17,134)	(5,348)	(4,123)	(4,294)

Profit/(loss) before impairment losses	114	7,517	(745)	(164)	(123)
Impairment losses	(5,279)	(8,707)	(1,454)	(1,176)	(1,916)

Operating loss before tax	(5,165)	(1,190)	(2,199)	(1,340)	(2,039)
Tax (charge)/credit	(469)	(1,127)	(46)	(10)	213

Loss from continuing operations	(5,634)	(2,317)	(2,245)	(1,350)	(1,826)

(Loss)/profit from discontinued operations, net of tax
- Direct Line Group (1)	(184)	301	(351)	62	36
- Other	12	47	6	5	10

(Loss)/profit from discontinued operations, net of tax	(172)	348	(345)	67	46

Loss for the period	(5,806)	(1,969)	(2,590)	(1,283)	(1,780)
Non-controlling interests	123	(28)	107	(3)	(18)
Preference share and other dividends	(288)	-	(114)	(98)	-

Loss attributable to ordinary and B shareholders	(5,971)	(1,997)	(2,597)	(1,384)	(1,798)

Basic and diluted loss per ordinary and B share from continuing operations (2)	(53.7p)	(21.3p)	(21.4p)	(13.1p)	(16.9p)

Basic and diluted loss per ordinary and B share from continuing and discontinued operations (2)	(54.3p)	(18.5p)	(23.4p)	(12.5p)	(16.6p)

Notes:
(1)	Includes write-down of goodwill of £394 million in Q4 2012. Refer to Note 12 for further information.
(2)	Data for 2011 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares.

Condensed consolidated statement of comprehensive income
for the period ended 31 December 2012

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Loss for the period	(5,806)	(1,969)	(2,590)	(1,283)	(1,780)

Other comprehensive income
Available-for-sale financial assets	645	2,258	(70)	124	(107)
Cash flow hedges	1,006	1,424	(126)	437	124
Currency translation	(900)	(440)	169	(573)	(117)
Actuarial losses on defined benefit plans	(2,270)	(581)	(2,270)	-	(581)

Other comprehensive (loss)/income before Tax	(1,519)	2,661	(2,297)	(12)	(681)
Tax credit/(charge)	228	(1,472)	575	(91)	(500)

Other comprehensive (loss)/income after tax	(1,291)	1,189	(1,722)	(103)	(1,181)

Total comprehensive loss for the period	(7,097)	(780)	(4,312)	(1,386)	(2,961)

Total comprehensive loss is attributable to:
Non-controlling interests	(116)	(24)	(103)	-	(12)
Preference shareholders	273	-	99	98	-
Paid-in equity holders	15	-	15	-	-
Ordinary and B shareholders	(7,269)	(756)	(4,323)	(1,484)	(2,949)

	(7,097)	(780)	(4,312)	(1,386)	(2,961)

Key points
•	The movement in available-for-sale financial assets during the year reflects net unrealised gains on high quality UK, US and German sovereign bonds.

•	Cash flow hedging gains in the year largely result from reductions in Sterling swap rates. Cash flow hedging losses in the quarter reflect increases in Sterling and US dollar swap rates.

•
Currency translation losses during the year are principally due to the strengthening of Sterling against both the US dollar, 4.4%, and the Euro, 2.6%. Currency translation gains during the quarter arose mainly from the 2.3% weakening of Sterling against the Euro.

•	Actuarial losses on defined benefit plans reflect changes in assumptions, primarily due to a reduction in the discount rate in the UK, Eurozone and US dollar regions.

Condensed consolidated balance sheet
at 31 December 2012

	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m

Assets
Cash and balances at central banks	79,290	80,122	79,269
Net loans and advances to banks	29,168	38,347	43,870
Reverse repurchase agreements and stock borrowing	34,783	34,026	39,440
Loans and advances to banks	63,951	72,373	83,310
Net loans and advances to customers	430,088	423,155	454,112
Reverse repurchase agreements and stock borrowing	70,047	63,909	61,494
Loans and advances to customers	500,135	487,064	515,606
Debt securities	157,438	177,722	209,080
Equity shares	15,232	15,527	15,183
Settlement balances	5,741	15,055	7,771
Derivatives	441,903	468,171	529,618
Intangible assets	13,545	14,798	14,858
Property, plant and equipment	9,784	11,220	11,868
Deferred tax	3,443	3,480	3,878
Prepayments, accrued income and other assets	7,820	10,695	10,976
Assets of disposal groups	14,013	20,667	25,450

Total assets	1,312,295	1,376,894	1,506,867

Liabilities
Bank deposits	57,073	58,127	69,113
Repurchase agreements and stock lending	44,332	49,222	39,691
Deposits by banks	101,405	107,349	108,804
Customer deposits	433,239	412,712	414,143
Repurchase agreements and stock lending	88,040	93,343	88,812
Customer accounts	521,279	506,055	502,955
Debt securities in issue	94,592	104,157	162,621
Settlement balances	5,878	14,427	7,477
Short positions	27,591	32,562	41,039
Derivatives	434,333	462,300	523,983
Accruals, deferred income and other liabilities	14,801	18,458	23,125
Retirement benefit liabilities	3,884	1,779	2,239
Deferred tax	1,141	1,686	1,945
Insurance liabilities	-	6,249	6,312
Subordinated liabilities	26,773	25,309	26,319
Liabilities of disposal groups	10,170	22,670	23,995

Total liabilities	1,241,847	1,303,001	1,430,814

Equity
Non-controlling interests	2,318	1,194	1,234
Owners’ equity*
Called up share capital	6,582	6,581	15,318
Reserves	61,548	66,118	59,501

Total equity	70,448	73,893	76,053

Total liabilities and equity	1,312,295	1,376,894	1,506,867

* Owners’ equity attributable to:
Ordinary and B shareholders	63,386	67,955	70,075
Other equity owners	4,744	4,744	4,744

	68,130	72,699	74,819

Commentary on condensed consolidated balance sheet

Key points
•
Total assets of £1,312.3 billion at 31 December 2012 were down £194.6 billion, 13%, compared with 31 December 2011. This was principally driven by a decrease in loans and advances to banks and customers led by Non-Core disposals and run-off, decreases in debt securities and the continuing reduction in the mark-to-market value of derivatives.

•
Loans and advances to banks decreased by £19.4 billion, 23%, to £64.0 billion. Excluding reverse repurchase agreements and stock borrowing (‘reverse repos’), down £4.7 billion, 12%, to £34.8 billion, bank placings declined £14.7 billion, 34%, to £29.2 billion.

•
Loans and advances to customers declined £15.5 billion, 3%, to £500.1 billion. Within this, reverse repurchase agreements were up £8.6 billion, 14%, to £70.0 billion. Customer lending decreased by £24.0 billion, 5%, to £430.1 billion, or £22.6 billion to £451.2 billion before impairments. This reflected reductions in Non-Core of £22.6 billion, along with declines in International Banking, £14.3 billion, UK Corporate, £2.9 billion, Markets, £1.0 billion and Ulster Bank, £0.7 billion, together with the effect of exchange rate and other movements, £4.7 billion. These were partially offset by the transfer from disposal groups of £18.9 billion of customer balances relating to the UK branch-based businesses, together with underlying growth in UK Retail, £2.6 billion, US Retail & Commercial, £1.9 billion and Wealth, £0.2 billion.

•
Debt securities were down £51.6 billion, 25%, to £157.4 billion, driven mainly by reductions within Markets and Group Treasury in holdings of UK and Eurozone government securities and financial institution bonds.

•	Settlement balance assets and liabilities decreased £2.0 billion to £5.7 billion and £1.6 billion to £5.9 billion respectively reflecting the overall reduction in size of the balance sheet.

•
Movements in the value of derivative assets, down £87.7 billion, 17%, to £441.9 billion, and liabilities, down £89.7 billion, 17%, to £434.3 billion, primarily reflect decreases in interest rate and credit derivative contracts, together with the effect of currency movements, with Sterling strengthening against both the US dollar and the Euro.

•
Intangible assets decreased £1.3 billion, 9%, to £13.5 billion, primarily as a result write-down of the Direct Line Group goodwill, £0.4 billion, and the transfer of the remaining £0.5 billion of goodwill together with £0.2 billion of other intangible assets to assets of disposal groups at 31 December 2012.

•	Property, plant and equipment decreased by £2.1 billion, 18%, to £9.8 billion driven largely by the disposal of investment property in Non-Core.

•
The decrease in assets and liabilities of disposal groups, down £11.4 billion, 45%, to £14.0 billion, and £13.8 billion, 58%, to £10.2 billion respectively, primarily reflects the removal of the UK branch-based businesses from disposal groups following Santander’s withdrawal from the purchase together with the disposal of RBS Aviation Capital in the second quarter. These were partly offset by the transfer to disposal groups of Direct Line Group at 31 December 2012.

•
Deposits by banks decreased £7.4 billion, 7%, to £101.4 billion, with a decrease in inter-bank deposits, down £12.0 billion, 17%, to £57.1 billion.  This was partly offset by an increase in repurchase agreements and stock lending (‘repos’), up £4.6 billion, 12%, to £44.3 billion, improving the Group’s mix of secured and unsecured funding.

Commentary on condensed consolidated balance sheet (continued)

Key points (continued)
•
Customer accounts increased £18.3 billion, 4%, to £521.3 billion. Within this, repos decreased £0.8 billion, 1%, to £88.0 billion.  Excluding repos, customer deposits were up £19.1 billion, 5%, at £433.2 billion, primarily reflecting the transfer from disposal groups of £21.5 billion of customer accounts relating to the UK branch-based businesses together with underlying increases in UK Retail, £6.0 billion, International Banking, £2.0 billion, US Retail & Commercial, £1.8 billion, UK Corporate, £0.8 billion, Ulster Bank, £0.7 billion and Wealth, £0.7 billion. This was partially offset by decreases in Markets, £9.7 billion and Non-Core, £0.9 billion, together with exchange and other movements £3.8 billion.

•
Debt securities in issue decreased £68.0 billion, 42%, to £94.6 billion reflecting the maturity of the remaining notes issued under the UK Government’s Credit Guarantee Scheme, £21.3 billion, the repurchase of bonds and medium term notes as a result of the liability management exercise completed in September 2012, £4.4 billion, and the continuing reduction of commercial paper and medium term notes in issue in line with the Group’s strategy.

•	Short positions were down £13.4 billion, 33%, to £27.6 billion mirroring decreases in debt securities.

•
Retirement benefit liabilities increased by £1.6 billion, 73%, to £3.9 billion with net actuarial losses of £2.3 billion on the Group's defined benefit pension schemes, primarily arising from significant reductions in the real discount rates in the Sterling, Euro and US dollar currency zones.  These were partially offset by the £0.6 billion excess of employer contributions paid over the current year pension charge.

•	Insurance liabilities of £6.2 billion relating to Direct Line Group were transferred to liabilities of disposal groups at 31 December 2012.

•
Subordinated liabilities increased by £0.5 billion, 2%, to £26.8 billion, primarily as a result of the net increase in dated loan capital.  Issuances of £1.4 billion and redemptions of £0.3 billion were partly offset by a net decrease of £0.6 billion arising from the liability management exercise completed in March 2012, which consisted of redemptions of £3.4 billion offset by the issuance of £2.8 billion new loan capital.

•	Non-controlling interests increased by £1.1 billion, 88%, to £2.3 billion predominantly due to the sale of 34.7% of the Group’s investment in Direct Line Group during the fourth quarter.

•
Owner’s equity decreased by £6.7 billion, 9%, to £68.1 billion, driven by the £6.0 billion attributable loss for the year together with movements in foreign exchange reserves, £0.9 billion, the recognition of actuarial losses in respect of the Group’s defined benefit pension schemes, net of tax, £1.9 billion, and other reserve movements of £0.2 billion. Partially offsetting these reductions were gains in available-for-sale reserves, £0.6 billion, and cash flow hedging reserves, £0.8 billion, share capital and reserve movements in respect of employee share schemes, £0.8 billion and other share issuances, £0.1 billion.

Average balance sheet

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012
	%	%	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.13	3.24	3.12	3.08
Cost of interest-bearing liabilities of banking business	(1.55)	(1.68)	(1.55)	(1.48)

Interest spread of banking business	1.58	1.56	1.57	1.60
Benefit from interest-free funds	0.34	0.33	0.38	0.34

Net interest margin of banking business	1.92	1.89	1.95	1.94

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.82	0.87	0.53	0.72
- Eurodollar	0.43	0.33	0.32	0.42
- Euro	0.53	1.36	0.20	0.36

Average balance sheet (continued)

	Year ended			Year ended
	31 December 2012			31 December 2011
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	73,998	493	0.67	71,313	680	0.95
Loans and advances to customers	429,013	16,188	3.77	465,299	17,827	3.83
Debt securities	89,949	1,849	2.06	113,101	2,529	2.24

Interest-earning assets - banking business	592,960	18,530	3.13	649,713	21,036	3.24

Trading business (1)	240,131			278,975
Non-interest earning assets	597,281			606,467

Total assets	1,430,372			1,535,155

Liabilities
Deposits by banks	38,476	600	1.56	64,179	982	1.53
Customer accounts	327,924	3,491	1.06	331,318	3,531	1.07
Debt securities in issue	83,003	2,023	2.44	151,175	3,371	2.23
Subordinated liabilities	21,070	815	3.87	22,551	740	3.28
Internal funding of trading business	(9,148)	199	(2.18)	(49,025)	109	(0.22)

Interest-bearing liabilities - banking business	461,325	7,128	1.55	520,198	8,733	1.68

Trading business (1)	248,647			307,564
Non-interest-bearing liabilities
- demand deposits	74,320			66,404
- other liabilities	572,820			565,950
Owners’ equity	73,260			75,039

Total liabilities and owners’ equity	1,430,372			1,535,155

Note:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Average balance sheet (continued)

	Quarter ended			Quarter ended
	31 December 2012			30 September 2012
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	70,752	114	0.64	66,829	106	0.63
Loans and advances to customers	414,857	3,940	3.78	424,501	3,938	3.69
Debt securities	80,624	385	1.90	84,730	412	1.93

Interest-earning assets - banking business	566,233	4,439	3.12	576,060	4,456	3.08

Trading business (1)	231,113			237,032
Non-interest earning assets	545,677			582,665

Total assets	1,343,023			1,395,757

Liabilities
Deposits by banks	30,929	122	1.57	36,994	131	1.41
Customer accounts	329,074	849	1.03	324,256	859	1.05
Debt securities in issue	59,492	404	2.70	71,678	410	2.28
Subordinated liabilities	21,139	201	3.78	20,627	204	3.93
Internal funding of trading business	(12,609)	90	(2.84)	(10,166)	43	(1.68)

Interest-bearing liabilities - banking business	428,025	1,666	1.55	443,389	1,647	1.48

Trading business (1)	234,792			245,299
Non-interest-bearing liabilities
- demand deposits	74,957			74,142
- other liabilities	533,830			559,213
Owners’ equity	71,419			73,714

Total liabilities and owners’ equity	1,343,023			1,395,757

Note:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Condensed consolidated statement of changes in equity
for the period ended 31 December 2012

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	15,318	15,125	6,581	6,528	15,318
Ordinary shares issued	197	193	1	53	-
Share capital sub-division and consolidation	(8,933)	-	-	-	-

At end of period	6,582	15,318	6,582	6,581	15,318

Paid-in equity
At beginning and end of period	431	431	431	431	431

Share premium account
At beginning of period	24,001	23,922	24,268	24,198	23,923
Ordinary shares issued	360	79	93	70	78

At end of period	24,361	24,001	24,361	24,268	24,001

Merger reserve
At beginning of period	13,222	13,272	13,222	13,222	13,222
Transfer to retained earnings	-	(50)	-	-	-

At end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve (1)
At beginning of period	(957)	(2,037)	(291)	(450)	(292)
Unrealised gains/(losses)	1,939	1,769	136	651	(179)
Realised (gains)/losses	(1,319)	486	(209)	(528)	69
Tax	50	(1,175)	77	36	(555)
Transfer to retained earnings	(59)	-	(59)	-	-

At end of period	(346)	(957)	(346)	(291)	(957)

Cash flow hedging reserve
At beginning of period	879	(140)	1,746	1,399	798
Amount recognised in equity	2,093	2,417	162	713	389
Amount transferred from equity to earnings	(1,087)	(993)	(288)	(276)	(265)
Tax	(219)	(405)	46	(90)	(43)

At end of period	1,666	879	1,666	1,746	879

Note:
(1)	Analysis provided on page 120.

Condensed consolidated statement of changes in equity
for the period ended 31 December 2012 (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,775	5,138	3,747	4,314	4,847
Retranslation of net assets	(1,056)	(382)	147	(637)	(111)
Foreign currency gains/(losses) on hedges of net assets	177	(10)	21	68	20
Transfer to retained earnings	(2)	-	(2)
Tax	17	23	(5)	2	13
Recycled to profit or loss on disposal of business (nil tax)	(3)	6	-	-	6

At end of period	3,908	4,775	3,908	3,747	4,775

Capital redemption reserve
At beginning of period	198	198	9,131	9,131	198
Share capital sub-division and consolidation	8,933	-	-	-	-

At end of period	9,131	198	9,131	9,131	198

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	18,929	21,239	15,279	16,657	20,977
Transfer to non-controlling interests	(361)	-	(361)
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(5,623)	(2,303)	(2,425)	(1,349)	(1,834)
- discontinued operations	(60)	306	(58)	63	36
Equity preference dividends paid	(273)	-	(99)	(98)	-
Paid-in equity dividends paid, net of tax	(15)	-	(15)	-	-
Transfer from available-for-sale reserve	59	-	59	-	-
Transfer from foreign exchange reserve	2	-	2	-	-
Transfer from merger reserve	-	50	-	-	-
Actuarial losses recognised in retirement benefit schemes
- gross	(2,270)	(581)	(2,270)	-	(581)
- tax	380	86	457	(39)	86
Loss on disposal of own shares held	(196)	-	-	-	-
Shares released for employee benefits	(87)	(58)	43	(1)	151
Share-based payments
- gross	117	200	(19)	44	98
- tax	(6)	(10)	3	2	(4)

At end of period	10,596	18,929	10,596	15,279	18,929

Condensed consolidated statement of changes in equity
for the period ended 31 December 2012 (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Own shares held
At beginning of period	(769)	(808)	(207)	(206)	(771)
Disposal/(purchase) of own shares	441	20	(6)	(2)	1
Shares released for employee benefits	115	19	-	1	1

At end of period	(213)	(769)	(213)	(207)	(769)

Owners’ equity at end of period	68,130	74,819	68,130	72,699	74,819

Non-controlling interests
At beginning of period	1,234	1,719	1,194	1,200	1,433
Currency translation adjustments and other movements	(18)	(54)	1	(4)	(32)
(Loss)/profit attributable to non-controlling interests
- continuing operations	(11)	(14)	13	(1)	8
- discontinued operations	(112)	42	(120)	4	10
Dividends paid	(13)	(40)	(1)	(6)	(1)
Movements in available-for-sale securities
- unrealised gains/(losses)	3	1	(1)	3	1
- realised losses/(gains)	22	2	4	(2)	2
- tax	-	(1)	-	-	(1)
Equity raised	875	-	874	-	-
Equity withdrawn and disposals	(23)	(421)	(7)	-	(186)
Transferred from retained earnings	361	-	361	-	-

At end of period	2,318	1,234	2,318	1,194	1,234

Total equity at end of period	70,448	76,053	70,448	73,893	76,053

Total comprehensive loss recognised in the statement of changes in equity is attributable to:
Non-controlling interests	(116)	(24)	(103)	-	(12)
Preference shareholders	273	-	99	98	-
Paid-in equity holders	15	-	15	-	-
Ordinary and B shareholders	(7,269)	(756)	(4,323)	(1,484)	(2,949)

	(7,097)	(780)	(4,312)	(1,386)	(2,961)

Condensed consolidated cash flow statement
for the year ended 31 December 2012

	2012	2011
	£m	£m

Operating activities
Operating loss before tax on continuing operations	(5,165)	(1,190)
Operating (loss)/profit before tax on discontinued operations	(111)	482
Adjustments for non-cash items	9,194	7,661

Net cash inflow from trading activities	3,918	6,953
Changes in operating assets and liabilities	(48,736)	(3,444)

Net cash flows from operating activities before tax	(44,818)	3,509
Income taxes paid	(295)	(184)

Net cash flows from operating activities	(45,113)	3,325

Net cash flows from investing activities	27,175	14

Net cash flows from financing activities	2,017	(1,741)

Effects of exchange rate changes on cash and cash equivalents	(3,893)	(1,473)

Net (decrease)/increase in cash and cash equivalents	(19,814)	125
Cash and cash equivalents at beginning of year	152,655	152,530

Cash and cash equivalents at end of year	132,841	152,655

Notes

1. Basis of preparation
There have been no changes to the Group’s principal accounting policies as set out on pages 273 to 282 of its 2011 Form 20-F. The two amendments to IFRS (to IAS 12 Income Taxes and to IFRS 7 ‘Financial Instruments: Disclosures’) that are effective for the Group from 1 January 2012 have not had a material effect on its 2012 results.

A number of IFRSs and amendments to IFRS were in issue at 31 December 2012 that had effective dates of 1 January 2013 or later. The most significant of these are:

Effective for 2013
IFRS 10 ‘Consolidated Financial Statements’ adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. The Group continues to assess aspects of IFRS 10.  However implementation of IFRS 10  is not expected to have a material effect on the Group’s financial statements.

IAS 19 ‘Employee Benefits’ (revised) requires: the immediate recognition of all actuarial gains and losses eliminating the corridor approach; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. If the Group had adopted IAS 19 revised as at 31 December 2012, profit after tax for the year ended 31 December 2012 would have been lower by £84 million (2011 - £154 million) and other comprehensive income after tax higher by the same amounts.

Effective after 2013
IFRS 9 ‘Financial Instruments’ makes major changes to the framework for the classification and measurement of financial instruments and will have a significant effect on the Group's financial statements. The Group is assessing the effect of IFRS 9 which will depend on the results of IASB's reconsideration of IFRS 9’s classification and measurement requirements and the outcome of the other phases in the development of IFRS 9.

2. Going concern
Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the Annual Results for the year ended 31 December 2012 have been prepared on a going concern basis.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Loans and advances to customers	16,188	17,827	3,940	3,938	4,303
Loans and advances to banks	493	680	114	106	202
Debt securities	1,849	2,529	385	412	642

Interest receivable	18,530	21,036	4,439	4,456	5,147

Customer accounts	3,491	3,531	849	859	927
Deposits by banks	600	982	122	131	226
Debt securities in issue	2,023	3,371	404	410	794
Subordinated liabilities	815	740	201	204	190
Internal funding of trading businesses	199	109	90	43	24

Interest payable	7,128	8,733	1,666	1,647	2,161

Net interest income	11,402	12,303	2,773	2,809	2,986

Fees and commissions receivable
- payment services	1,368	1,498	317	335	372
- credit and debit card fees	1,088	1,093	280	273	265
- lending (credit facilities)	1,480	1,707	368	397	398
- brokerage	548	631	122	142	196
- trade finance	314	410	64	79	99
- investment management	471	525	106	130	99
- other	440	515	117	44	160

	5,709	6,379	1,374	1,400	1,589
Fees and commissions payable
- banking	(834)	(962)	(245)	(209)	(339)

Net fees and commissions	4,875	5,417	1,129	1,191	1,250

Foreign exchange	654	1,327	86	133	308
Interest rate	1,932	760	456	378	76
Credit	737	(308)	118	232	(423)
Own credit adjustments	(1,813)	293	(98)	(435)	(272)
Other	165	629	(88)	26	73

Income from trading activities	1,675	2,701	474	334	(238)

Gain/(loss) on redemption of own debt	454	255	-	(123)	(1)

Operating lease and other rental income	876	1,307	152	163	308
Own credit adjustments	(2,836)	1,621	(122)	(1,020)	(200)
Changes in the fair value of:
- securities and other financial assets and liabilities	146	150	19	72	6
- investment properties	(153)	(139)	(77)	(20)	(65)
Profit on sale of securities	1,146	829	237	492	173
Profit/(loss) on sale of:
- property, plant and equipment	34	22	(1)	(1)	(5)
- subsidiaries and associates	95	(30)	(21)	(27)	(15)
Life business profits	1	1	1	-	1
Dividend income	59	54	16	12	13
Share of profits less losses of associated entities	29	26	21	7	6
Other income	138	134	2	70	(48)

Other operating income	(465)	3,975	227	(252)	174

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Total non-interest income	6,539	12,348	1,830	1,150	1,185

Total income	17,941	24,651	4,603	3,959	4,171

Staff costs	8,076	8,356	1,628	1,959	1,898
Premises and equipment	2,232	2,423	592	550	666
Other (1)	5,593	4,436	2,506	1,193	1,149

Administrative expenses	15,901	15,215	4,726	3,702	3,713
Depreciation and amortisation	1,802	1,839	498	421	501
Write-down of goodwill and other intangible assets (2)	124	80	124	-	80

Operating expenses	17,827	17,134	5,348	4,123	4,294

Loan impairment losses	5,315	7,241	1,402	1,183	1,654
Securities impairment losses/(recoveries)
- sovereign debt impairment and related interest rate hedge adjustments	-	1,268	-	-	224
- other	(36)	198	52	(7)	38

Impairment losses	5,279	8,707	1,454	1,176	1,916

Notes:
(1)
Includes Bank Levy of £175 million (2011 - £300 million), Payment Protection Insurance costs of £1,110 million (2011 - £850 million), Interest Rate Hedging Products redress and related costs of £700 million and regulatory fines of £381 million.

(2)	Excludes goodwill of £394 million written-off in Q4 2012 in respect of Direct Line Group. Refer to Note 12 for further information.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

Payment Protection Insurance (PPI)
To reflect current experience of PPI complaints received, the Group increased its provision for PPI by £1,110 million in 2012 (Q4 2012 - £450 million) bringing the cumulative charge taken to £2.2 billion, of which £1.3 billion (59%) in redress had been paid by 31 December 2012. Of the £2.2 billion cumulative charge, £2 billion relates to redress and £0.2 billion to administrative expenses. The eventual cost is dependent upon complaint volumes, uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions as more information becomes available.

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012
	£m	£m	£m	£m

At beginning of period	745	-	684	588
Transfers from accruals and other liabilities	-	215	-	-
Charge to income statement	1,110	850	450	400
Utilisations	(960)	(320)	(239)	(304)

At end of period	895	745	895	684

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority, a charge of £700 million has been booked for redress in relation to certain interest-rate hedging products sold to small and medium-sized businesses, classified as retail clients under FSA rules. Of the £700 million charge, £575 million relates to redress and the cost of closing out hedging positions, and £125 million to administrative expenses.

Regulatory fines
On 6 February, 2013 RBS reached agreement with the Financial Services Authority, the US Department of Justice and the Commodity Futures Trading Commission in relation to the setting of LIBOR and other trading rates, including financial penalties of £381 million. The Group continues to co-operate with these and other bodies in this regard and expects it will incur additional financial penalties related to these matters.

Staff expenses
Staff expenses comprise	2012 £m	2011 £m	Change %

Salaries	4,748	5,025	(6)
Variable compensation	716	975	(27)
Temporary and contract costs	699	786	(11)
Share based compensation	126	197	(36)
Bonus tax	-	27	(100)
Social security costs	562	615	(9)
Post retirement benefits	404	405	-
Other *	821	326	152

Staff expenses	8,076	8,356	(3)

* Other includes severance costs.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

Variable compensation awards
The following tables analyse Group and Markets variable compensation awards for 2012(1).

	Group			Markets
	2012 £m	2011 £m	Change %	2012 £m	2011 £m	Change %

Non-deferred cash awards (2)	73	70	4	10	9	11
Non-deferred share awards	27	34	(21)	17	21	(19)

Total non-deferred variable compensation	100	104	(4)	27	30	(10)

Deferred bond awards	497	589	(16)	212	264	(20)
Deferred share awards	82	96	(15)	48	66	(27)

Total deferred variable compensation	579	685	(15)	260	330	(21)

Total variable compensation pre clawback (3)	679	789	(14)	287	360	(20)
Clawback of prior year deferred awards (4)	(72)	-	-	(72)	-	-

Total variable compensation (3)	607	789	(23)	215	360	(40)

Increase in operating profit (5) in 2012	90%			68%
Variable compensation (pre clawback) as a % of operating profit (5)	20%	43%		19%	40%
Variable compensation (pre clawback) as a % of operating profit before variable compensation (6)	16%	28%		16%	25%
Variable compensation (post clawback) as a % of operating profit before variable compensation (6)	15%	28%		12%	25%
Proportion of variable compensation pre clawback that is deferred	85%	87%		91%	92%

For the notes to these tables refer to the following page.

Operating profit for the Group increased by 90% and for Markets by 68% in 2012. Variable compensation as a proportion of operating profit before variable compensation decreased to 16% from 28% in 2011 for the Group and to 16% from 25% for Markets. At a constant proportion as for 2011 variable compensation for 2012 would have been c.£500 million and c.£160 million higher for the Group and Markets, respectively.

Reconciliation of variable compensation awards to income statement charge	2012 £m	2011 £m

Variable compensation awarded	679	789
Less: deferral of charge for amounts awarded for current year	(262)	(298)
Add: current year charge for amounts deferred from prior years	299	484

Income statement charge for variable compensation (3)	716	975

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

Variable compensation awards (continued)

	Actual		Expected
Year in which income statement charge is expected to be taken for deferred variable compensation	2011 £m	2012 £m	2013 £m	2014 and beyond £m

Variable compensation deferred from 2009 and earlier	155	75	-	-
Variable compensation deferred from 2010	329	93	78	4
Variable compensation deferred from 2011	-	190	49	21
Clawback of variable compensation	-	(59)	(10)	(3)
Variable compensation for 2012 deferred	-	-	199	63

	484	299	316	85

Notes:
(1)
The tables above relate to continuing businesses only. Discontinued businesses in 2012 amount to £24 million (2011 - £32 million). In addition, 2011 has been restated to include sales incentive and long-term incentive plan expense of £12 million which has been reclassified in 2012, as well as £6 million for the UK branch-based businesses which was included in disposal groups in 2011.

(2)	Cash payments to all employees are limited to £2,000.
(3)	Excludes other performance related compensation which forms part of staff expenses detailed on page 88 for the Group.
(4)	Relates to the clawback of prior year variable compensation awards which forms part of the LIBOR actions taken by management detailed on pages 89 and 90.
(5)	Reported operating profit before one-off and other items.
(6)	Reported operating profit pre variable compensation expense and before one-off and other items.

LIBOR
On 6 February 2013, RBS made an announcement in relation to the investigations conducted in relation to attempts to manipulate LIBOR and the settlements reached with the FSA and US authorities.  The investigations uncovered wrongdoing on the part of 21 employees, predominantly in relation to the setting of the bank’s Yen and Swiss Franc LIBOR submissions in the period October 2006 to November 2010.

The RBS Board has acknowledged that there were serious shortcomings in our risk and control systems, and also in the integrity of a small group of our employees, and has taken action to ensure full and proper accountability:
•	All 21 wrongdoers referred to in the regulatory findings have left the organisation or been subject to disciplinary action.

•	Individuals found culpable have left the bank with no 2012 variable compensation awards and full clawback of any outstanding past variable compensation awards applied.

•
Supervisors with accountability for the business but no knowledge or involvement in the wrongdoing have received zero variable compensation awards for 2012 and a range of clawback from prior years depending on specific findings.

•
Reduction of variable compensation awards and long-term incentive awards and prior year clawback has been made across RBS and particularly in the Markets division to account for the reputational damage of these events and the risk of additional outstanding legal and regulatory action.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

Variable compensation awards (continued)
The actions we have taken reinforce the messages we are sending on the how seriously the Board takes integrity and risk and control issues.  The impact of such issues on our shareholders and wider stakeholders extends beyond those directly involved in LIBOR, so it is appropriate that remuneration actions have a Group-wide impact.

The cumulative impact of the Board’s actions is a deduction from employee incentive pay of over £300 million, with the Markets division bearing the greatest cost. A breakdown of how this figure has been reached is set out below:
£m

Variable compensation award reduction	110
Long term incentive award reduction	30
Clawback of prior year awards (including LTIP)	112
Committed future reduction 2013/2014	50

Total	302

4. Pensions

	2012	2011
Pension costs	£m	£m

Defined benefit schemes	375	348
Defined contribution schemes	29	57

Pension costs - continuing operations	404	405

	2012	2011
Net pension deficit	£m	£m

At 1 January	2,051	2,183
Currency translation and other adjustments	(12)	(3)
Income statement
- pension costs
- continuing operations	375	348
- discontinued operations	30	1
Net actuarial losses	2,270	581
Contributions by employer	(977)	(1,059)
Transfer to disposal groups	3	-

At 31 December	3,740	2,051

Net assets of schemes in surplus	144	188
Net liabilities of schemes in deficit	3,884	2,239

The Group and the Trustees of The Royal Bank of Scotland Group Pension Fund agreed the funding valuation as at 31 March 2010 during 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the Group will pay additional contributions each year over the period 2011 to 2018. Contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £250 million for future accrual benefits.

Notes (continued)

5. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £5,315 million (2011 - £7,241 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2012 from £19,883 million to £21,250 million and the movements thereon were:

	Year ended
	31 December 2012				31 December 2011
	Core	Non- Core	RFS MI	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,414	11,469	-	19,883	7,866	10,316	-	18,182
Transfers from/(to) disposal groups	764	-	-	764	(773)	-	-	(773)
Intra-group transfers	-	-	-	-	177	(177)	-	-
Currency translation and other adjustments	53	(363)	-	(310)	(76)	(207)	-	(283)
Disposals	-	(1)	(4)	(5)	-	-	8	8
Amounts written-off	(2,145)	(2,121)	-	(4,266)	(2,137)	(2,390)	-	(4,527)
Recoveries of amounts previously written-off	211	130	-	341	167	360	-	527
Charge to income statement
- continuing operations	2,995	2,320	-	5,315	3,403	3,838	-	7,241
- discontinued operations	-	-	4	4	-	-	(8)	(8)
Unwind of discount (recognised in interest income)	(230)	(246)	-	(476)	(213)	(271)	-	(484)

At end of period	10,062	11,188	-	21,250	8,414	11,469	-	19,883

	Quarter ended
	31 December 2012				30 September 2012			31 December 2011
	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	9,203	11,115	-	20,318	8,944	11,353	20,297	8,873	11,850	-	20,723
Transfers from/(to) disposal groups	764	-	-	764	-	-	-	(773)	-	-	(773)
Currency translation and other adjustments	57	139	-	196	(5)	(186)	(191)	(75)	(162)	-	(237)
Disposals	-	(1)	(4)	(5)				-	-	(3)	(3)
Amounts written-off	(688)	(733)	-	(1,421)	(466)	(454)	(920)	(526)	(981)	-	(1,507)
Recoveries of amounts previously written-off	50	46	-	96	34	31	65	48	99	-	147
Charge to income statement
- continuing operations	729	673	-	1,402	751	432	1,183	924	730	-	1,654
- discontinued operations	-	-	4	4	-	-	-	-	-	3	3
Unwind of discount (recognised in interest income)	(53)	(51)	-	(104)	(55)	(61)	(116)	(57)	(67)	-	(124)

At end of period	10,062	11,188	-	21,250	9,203	11,115	20,318	8,414	11,469	-	19,883

Provisions at 31 December 2012 include £114 million in respect of loans and advances to banks (30 September 2012 - £117 million; 31 December 2011 - £123 million).

The table above excludes impairments relating to securities (see page 213).

Notes (continued)

6. Tax
The actual tax (charge)/credit differs from the expected tax credit computed by applying the standard UK corporation tax rate of 24.5% (2011 - 26.5%).

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Loss before tax	(5,165)	(1,190)	(2,199)	(1,340)	(2,039)

Expected tax credit	1,265	315	539	328	540
Sovereign debt impairment where no deferred tax asset recognised	-	(275)	-	-	(56)
Other losses in period where no deferred tax asset recognised	(511)	(530)	(129)	(129)	(195)
Foreign profits taxed at other rates	(383)	(417)	(77)	(95)	(46)
UK tax rate change impact	(149)	(112)	(14)	(89)	25
Unrecognised timing differences	59	(20)	42	3	-
Non-deductible goodwill impairment	-	(24)	-	-	(24)
Items not allowed for tax
- losses on disposal and write-downs	(49)	(72)	(41)	(8)	(58)
- UK bank levy	(43)	(80)	10	(16)	(80)
- regulatory fines	(93)	-	(93)	-	-
- employee share schemes	(9)	(113)	35	(15)	(101)
- other disallowable items	(246)	(258)	(133)	(37)	(110)
Non-taxable items
- gain/(loss) on sale of RBS Aviation Capital	26	-	(1)	-	-
- gain on sale of Global Merchant Services	-	12	-	-	-
- other non-taxable items	104	242	60	18	205
Taxable foreign exchange movements	(1)	4	-	1	2
Losses brought forward and utilised	2	2	(10)	1	(29)
Reduction in carrying value of deferred tax asset in respect of losses in
- Australia	(191)	-	(9)	-	-
- Ireland	(203)	-	(203)	-	-
Adjustments in respect of prior periods	(47)	199	(22)	28	140

Actual tax (charge)/credit	(469)	(1,127)	(46)	(10)	213

Notes (continued)

6. Tax (continued)
The high tax charge for the year ended 31 December 2012 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland), the reduction in the carrying value of deferred tax assets in Ireland in view of continuing losses, the reduction in the carrying value of deferred tax assets in Australia following the strategic changes to the Markets and International Banking businesses announced in January 2012 and the effect of the two reductions of 1% in the rate of UK corporation tax enacted in March 2012 and July 2012 on the net deferred tax balance.

The Group has recognised a deferred tax asset at 31 December 2012 of £3,443 million (30 September 2012 - £3,480 million; 31 December 2011 - £3,878 million) and a deferred tax liability at 31 December 2012 of £1,141 million (30 September 2012 - £1,686 million; 31 December 2011 - £1,945 million). These balances include £3,072 million (30 September 2012 - £3,178 million; 31 December 2011 - £2,933 million) relating to carried forward trading losses in the UK.  Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future.   The Group has considered the carrying value of this asset as at 31 December 2012 and concluded that it is recoverable based on future profit projections.

7. (Loss)/profit attributable to non-controlling interests

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

RBS Sempra Commodities JV	3	(18)	1	(2)	(5)
RFS Holdings BV Consortium Members	(30)	35	1	4	8
Direct Line Group	(125)	-	(125)	-	-
Other	29	11	16	1	15

(Loss)/profit attributable to non-controlling interests	(123)	28	(107)	3	18

Notes (continued)

8. Dividends
On 26 November 2009, RBS entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings that were designed to ensure that HM Treasury was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to RBS. As part of these commitments and undertakings, RBS agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for RBS Group instruments and ended on 30 April 2012; the two year deferral period for RBS Holdings N.V. instruments commenced on 1 April 2011.

On 4 May 2012, RBS determined that it was in a position to recommence payments on RBS Group instruments. The Core Tier 1 capital impact of discretionary amounts payable in 2012 on RBSG instruments on which payments have previously been stopped is c.£330 million. The Board of RBSG decided to neutralise any impact on Core Tier 1 capital through equity issuance. Approximately 65% of this is ascribed to equity funding of employee incentive awards through the sale of surplus shares held by the Group’s Employee Benefit Trust, which was completed in June 2012. The remaining 35% was raised through the issue of new ordinary shares which was completed in September 2012.

Discretionary dividends on certain non-cumulative preference shares and discretionary distributions on certain RBSG innovative securities payable after 4 May 2012 have been paid. Future coupons and dividends on RBSG hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

Dividends paid to preference shareholders and paid-in equity holders are as follows:

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	153	-	43	67	-
Non-cumulative preference shares of €0.01	115	-	55	27	-
Non-cumulative preference shares of £1	5	-	1	4	-

Paid-in equity holders
Interest on securities classified as equity, net of tax	15	-	15	-	-

	288	-	114	98	-

9. Share consolidation
Following approval at the Group’s Annual General Meeting on 30 May 2012, the sub-division and consolidation of the Group’s ordinary shares on a one-for-ten basis took effect on 6 June 2012. There was a corresponding change in the Group’s share price to reflect this.

Notes (continued)

10. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Earnings
Loss from continuing operations attributable to ordinary and B shareholders (£m)	(5,911)	(2,303)	(2,372)	(1,447)	(1,834)

(Loss)/profit from discontinued operations attributable to ordinary and B shareholders (£m)	(60)	306	(225)	63	36

Ordinary shares in issue during the period (millions)	5,902	5,722	6,003	5,975	5,755
Effect of convertible B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary shares and effect of convertible B shares in issue during the period (millions)	11,002	10,822	11,103	11,075	10,855

Basic and diluted loss per ordinary and B share from continuing operations	(53.7p)	(21.3p)	(21.4p)	(13.1p)	(16.9p)

Data for 2011 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Notes (continued)

11. Segmental analysis
In January 2012, the Group announced the reorganisation of its wholesale businesses into 'Markets' and 'International Banking'. Divisional results are presented based on the new organisational structure. The Group also revised its allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. In addition, the Group had previously included movements in the fair value of own derivative liabilities within the Markets operating segment. These movements are now combined with movements in the fair value of own debt in a single measure, ‘own credit adjustments’ and presented as a reconciling item. Refer to ‘presentation of information’ on page 2 for further details. Comparatives have been restated accordingly.

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) by main income statement captions.
	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Year ended 31 December 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	3,990	979	4,969	(2,549)	-	(529)	1,891
UK Corporate	2,974	1,749	4,723	(2,089)	-	(838)	1,796
Wealth	720	450	1,170	(871)	-	(46)	253
International Banking	913	1,209	2,122	(1,417)	-	(111)	594
Ulster Bank	649	196	845	(521)	-	(1,364)	(1,040)
US Retail & Commercial	1,948	1,143	3,091	(2,246)	-	(91)	754
Markets	111	4,372	4,483	(2,937)	-	(37)	1,509
Direct Line Group	280	3,437	3,717	(849)	(2,427)	-	441
Central items	(134)	513	379	(196)	-	(40)	143

Core	11,451	14,048	25,499	(13,675)	(2,427)	(3,056)	6,341
Non-Core	244	44	288	(944)	-	(2,223)	(2,879)

Managed basis	11,695	14,092	25,787	(14,619)	(2,427)	(5,279)	3,462
Reconciling items
Own credit adjustments (1)	-	(4,649)	(4,649)	-	-	-	(4,649)
Asset Protection Scheme (2)	-	(44)	(44)	-	-	-	(44)
Payment Protection Insurance costs	-	-	-	(1,110)	-	-	(1,110)
Interest Rate Hedging Products redress and related costs	-	-	-	(700)	-	-	(700)
Regulatory fines	-	-	-	(381)	-	-	(381)
Amortisation of purchased intangible assets	-	-	-	(178)	-	-	(178)
Integration and restructuring costs	-	-	-	(1,550)	-	-	(1,550)
Gain on redemption of own debt	-	454	454	-	-	-	454
Strategic disposals	-	113	113	-	-	-	113
Bank levy	-	-	-	(175)	-	-	(175)
Write-down of goodwill and other intangible assets	-	-	-	(518)	-	-	(518)
RFS Holdings minority interest	(15)	(3)	(18)	(2)	-	-	(20)

Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	11,680	9,963	21,643	(19,233)	(2,427)	(5,279)	(5,296)
Direct Line Group reclassified to discontinued operations (3)	(278)	(3,424)	(3,702)	1,406	2,427	-	131

Statutory basis	11,402	6,539	17,941	(17,827)	-	(5,279)	(5,165)

For notes to this table refer to the following page

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

Notes:
(1)	Comprises £1,813 million loss included in ‘Income from trading activities’ and £2,836 million loss included in ‘Other operating income’ on a statutory basis.
(2)	Included in ‘Income from trading activities’ on a statutory basis.
(3)
Analysis provided in Note 12. Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items; and related one-off and other items including write-down of goodwill, integration and restructuring costs and strategic disposals.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Year ended 31 December 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	4,302	1,206	5,508	(2,699)	-	(788)	2,021
UK Corporate	3,092	1,771	4,863	(2,146)	-	(793)	1,924
Wealth	645	459	1,104	(831)	-	(25)	248
International Banking	1,157	1,398	2,555	(1,632)	-	(168)	755
Ulster Bank	736	211	947	(547)	-	(1,384)	(984)
US Retail & Commercial	1,900	1,137	3,037	(2,174)	-	(326)	537
Markets	67	4,348	4,415	(3,478)	-	(38)	899
Direct Line Group	343	3,729	4,072	(846)	(2,772)	-	454
Central items	(201)	221	20	170	(1)	2	191

Core	12,041	14,480	26,521	(14,183)	(2,773)	(3,520)	6,045
Non-Core	648	540	1,188	(1,295)	(195)	(3,919)	(4,221)

Managed basis	12,689	15,020	27,709	(15,478)	(2,968)	(7,439)	1,824
Reconciling items
Own credit adjustments (1)	-	1,914	1,914	-	-	-	1,914
Asset Protection Scheme (2)	-	(906)	(906)	-	-	-	(906)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment	-	-	-	-	-	(1,099)	(1,099)
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	-	-	(169)	(169)
Amortisation of purchased intangible assets	-	-	-	(222)	-	-	(222)
Integration and restructuring costs	(2)	(3)	(5)	(1,059)	-	-	(1,064)
Gain on redemption of own debt	-	255	255	-	-	-	255
Strategic disposals	-	(24)	(24)	(80)	-	-	(104)
Bank levy	-	-	-	(300)	-	-	(300)
Bonus tax	-	-	-	(27)	-	-	(27)
Write-down of goodwill and other intangible assets	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	(8)	2	(6)	1	-	(2)	(7)

Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	12,679	16,258	28,937	(18,026)	(2,968)	(8,709)	(766)
Direct Line Group reclassified to discontinued operations (3)	(376)	(3,910)	(4,286)	892	2,968	2	(424)

Statutory basis	12,303	12,348	24,651	(17,134)	-	(8,707)	(1,190)

For notes to this table refer to the following page

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

Notes:
(1)	Comprises £293 million gain included in ‘Income from trading activities’ and £1,621 million gain included in ‘Other operating income’ on a statutory basis.
(2)	Included in ‘Income from trading activities’ on a statutory basis.
(3)
Analysis provided in Note 12. Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items and Non-Core; and related one-off and other items including integration and restructuring costs and strategic disposals.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,011	219	1,230	(624)	-	(93)	513
UK Corporate	717	456	1,173	(515)	-	(234)	424
Wealth	178	107	285	(190)	-	(16)	79
International Banking	201	283	484	(292)	-	(37)	155
Ulster Bank	161	51	212	(137)	-	(318)	(243)
US Retail & Commercial	468	272	740	(517)	-	(23)	200
Markets	49	592	641	(480)	-	(22)	139
Direct Line Group	67	851	918	(199)	(606)	-	113
Central items	(63)	172	109	42	-	(8)	143

Core	2,789	3,003	5,792	(2,912)	(606)	(751)	1,523
Non-Core	53	(85)	(32)	(207)	-	(703)	(942)

Managed basis	2,842	2,918	5,760	(3,119)	(606)	(1,454)	581
Reconciling items
Own credit adjustments (1)	-	(220)	(220)	-	-	-	(220)
Payment Protection Insurance costs	-	-	-	(450)	-	-	(450)
Interest Rate Hedging Products redress and related costs	-	-	-	(700)	-	-	(700)
Regulatory fines	-	-	-	(381)	-	-	(381)
Amortisation of purchased intangible assets	-	-	-	(32)	-	-	(32)
Integration and restructuring costs	-	-	-	(620)	-	-	(620)
Strategic disposals	-	(16)	(16)	-	-	-	(16)
Bank levy	-	-	-	(175)	-	-	(175)
Write-down of goodwill and other intangible assets	-	-	-	(518)	-	-	(518)
RFS Holdings minority interest	(3)	-	(3)	1	-	-	(2)

Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	2,839	2,682	5,521	(5,994)	(606)	(1,454)	(2,533)
Direct Line Group reclassified to discontinued operations (2)	(66)	(852)	(918)	646	606	-	334

Statutory basis	2,773	1,830	4,603	(5,348)	-	(1,454)	(2,199)

Notes:
(1)	Comprises £98 million loss included in ‘Income from trading activities’ and £122 million loss included in ‘Other operating income’ on a statutory basis.
(2)
Analysis provided in Note 12. Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items; and related one-off and other items including write-down of goodwill, integration and restructuring costs and strategic disposals.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Quarter ended 30 September 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	990	252	1,242	(637)	-	(141)	464
UK Corporate	729	409	1,138	(523)	-	(247)	368
Wealth	185	107	292	(219)	-	(8)	65
International Banking	227	308	535	(348)	-	(12)	175
Ulster Bank	163	50	213	(126)	-	(329)	(242)
US Retail & Commercial	492	288	780	(536)	-	(21)	223
Markets	14	1,028	1,042	(753)	-	6	295
Direct Line Group	61	838	899	(194)	(596)	-	109
Central items	(67)	334	267	(91)	-	-	176

Core	2,794	3,614	6,408	(3,427)	(596)	(752)	1,633
Non-Core	79	(29)	50	(212)	-	(424)	(586)

Managed basis	2,873	3,585	6,458	(3,639)	(596)	(1,176)	1,047
Reconciling items
Own credit adjustments (1)	-	(1,455)	(1,455)	-	-	-	(1,455)
Asset Protection Scheme (2)	-	1	1	-	-	-	1
Payment Protection Insurance costs	-	-	-	(400)	-	-	(400)
Amortisation of purchased intangible assets	-	-	-	(47)	-	-	(47)
Integration and restructuring costs	-	-	-	(257)	-	-	(257)
Loss on redemption of own debt	-	(123)	(123)	-	-	-	(123)
Strategic disposals	-	(23)	(23)	-	-	-	(23)
RFS Holdings minority interest	(2)	3	1	(2)	-	-	(1)

Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	2,871	1,988	4,859	(4,345)	(596)	(1,176)	(1,258)
Direct Line Group reclassified to discontinued operations (3)	(62)	(838)	(900)	222	596	-	(82)

Statutory basis	2,809	1,150	3,959	(4,123)	-	(1,176)	(1,340)

Notes:
(1)	Comprises £435 million loss included in ‘Income from trading activities’ and £1,020 million loss included in ‘Other operating income’ on a statutory basis.
(2)	Included in ‘Income from trading activities’ on a statutory basis.
(3)
Analysis provided in Note 12. Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items; and related one-off and other items including integration and restructuring costs and strategic disposals.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Quarter ended 31 December 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,032	277	1,309	(660)	-	(191)	458
UK Corporate	758	419	1,177	(535)	-	(236)	406
Wealth	168	112	280	(194)	-	(13)	73
International Banking	281	312	593	(385)	-	(56)	152
Ulster Bank	177	49	226	(132)	-	(327)	(233)
US Retail & Commercial	496	294	790	(548)	-	(65)	177
Markets	20	672	692	(744)	-	(57)	(109)
Direct Line Group	82	841	923	(209)	(589)	-	125
Central items	(37)	46	9	77	(1)	4	89

Core	2,977	3,022	5,999	(3,330)	(590)	(941)	1,138
Non-Core	99	(377)	(278)	(314)	61	(751)	(1,282)

Managed basis	3,076	2,645	5,721	(3,644)	(529)	(1,692)	(144)
Reconciling items
Own credit adjustments (1)	-	(472)	(472)	-	-	-	(472)
Asset Protection Scheme (2)	-	(209)	(209)	-	-	-	(209)
Sovereign debt impairment	-	-	-	-	-	(224)	(224)
Amortisation of purchased intangible assets	-	-	-	(53)	-	-	(53)
Integration and restructuring costs	-	-	-	(478)	-	-	(478)
Loss on redemption of own debt	-	(1)	(1)	-	-	-	(1)
Strategic disposals	-	(2)	(2)	(80)	-	-	(82)
Bank levy	-	-	-	(300)	-	-	(300)
Write-down of goodwill and other intangible assets	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	(2)	3	1	(1)	-	(2)	(2)

Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	3,074	1,964	5,038	(4,567)	(529)	(1,918)	(1,976)
Direct Line Group reclassified to discontinued operations (3)	(88)	(779)	(867)	273	529	2	(63)

Statutory basis	2,986	1,185	4,171	(4,294)	-	(1,916)	(2,039)

Notes:
(1)	Comprises £272 million loss included in ‘Income from trading activities’ and £200 million loss included in ‘Other operating income’ on a statutory basis.
(2)	Included in ‘Income from trading activities’ on a statutory basis.
(3)
Analysis provided in Note 12. Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items and Non-Core; and related one-off and other items including integration and restructuring costs and strategic disposals.

Notes (continued)

11. Segmental analysis (continued)

Total assets by division
	31 December 2012	30 September 2012	31 December 2011
Total assets	£m	£m	£m

UK Retail	117,411	116,710	114,469
UK Corporate	110,158	111,848	114,237
Wealth	21,486	21,508	21,718
International Banking	53,091	58,493	69,987
Ulster Bank	30,754	30,943	34,810
US Retail & Commercial	72,548	74,986	75,791
Markets	714,303	758,993	826,947
Direct Line Group	12,697	13,129	12,912
Central items	115,591	117,283	130,466

Core	1,248,039	1,303,893	1,401,337
Non-Core	63,418	72,189	104,726

	1,311,457	1,376,082	1,506,063
RFS Holdings minority interest	838	812	804

	1,312,295	1,376,894	1,506,867

Notes (continued)

12. Discontinued operations and assets and liabilities of Disposal groups
In October 2012, the Group completed the successful initial public offering of Direct Line Insurance Group plc (‘DLG’), selling 34.7% of its interest. The Group’s plan is to cede control by 31 December 2013 and accordingly DLG is treated as a discontinued operation and its assets and liabilities are included in Disposal groups.

(a) (Loss)/profit from discontinued operations, net of tax

		Year ended		Quarter ended
		31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
		£m	£m	£m	£m	£m

(i)	Direct Line Group
	Insurance premium income	4,044	4,526	999	1,013	1,054
	Reinsurer’s share	(326)	(270)	(80)	(81)	(73)

	Net premium income	3,718	4,256	919	932	981

	Fees and commissions	(430)	(493)	(79)	(129)	(233)
	Instalment income	126	145	32	32	33
	Investment income	243	302	32	48	60
	Other income	45	76	14	17	26

	Total income	3,702	4,286	918	900	867

	Staff costs	(447)	(322)	(123)	(100)	(95)
	Premises and equipment	(118)	(28)	(54)	(47)	(8)
	Other administrative expenses	(395)	(506)	(51)	(66)	(158)
	Depreciation and amortisation	(52)	(36)	(24)	(9)	(12)
	Goodwill and other intangible write-offs	(394)	-	(394)	-	-

	Operating expenses	(1,406)	(892)	(646)	(222)	(273)

	Profit before insurance net claims and impairment losses	2,296	3,394	272	678	594
	Insurance net claims	(2,427)	(2,968)	(606)	(596)	(529)
	Impairment losses	-	(2)	-	-	(2)

	Operating (loss)/profit before tax	(131)	424	(334)	82	63
	Tax	(53)	(123)	(17)	(20)	(27)

	(Loss)/profit after tax from Direct Line Group	(184)	301	(351)	62	36

(ii)	Other
	Total income	29	42	6	7	15
	Operating expenses	(3)	(5)	-	(1)	(1)

	Profit before impairment losses	26	37	6	6	14
	Impairment losses	(4)	8	(4)	-	(3)

	Operating profit before tax	22	45	2	6	11
	Tax	(8)	(11)	-	(3)	(1)

	Profit after tax	14	34	2	3	10

	Businesses acquired exclusively with a view to disposal
	(Loss)/profit after tax	(2)	13	4	2	-

	Profit from other discontinued operations, net of tax	12	47	6	5	10

Other discontinued operations reflect the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010. The (loss)/profit from discontinued operations includes a loss of £112 million (2011 - £42 million profit) attributable to non-controlling interests.

Notes (continued)

12. Discontinued operations and assets and liabilities of Disposal groups (continued)

(b) Assets and liabilities of Disposal groups

	31 December 2012
	Direct Line Group	Other	Total	30 September 2012 £m	31 December 2011 £m
	£m	£m	£m

Assets of Disposal groups
Cash and balances at central banks	-	18	18	49	127
Loans and advances to banks	2,036	76	2,112	83	87
Loans and advances to customers	881	982	1,863	19,409	19,405
Debt securities and equity shares	7,156	35	7,191	36	5
Derivatives	12	3	15	366	439
Intangible assets	750	-	750	-	15
Settlement balances	-	-	-	-	14
Property, plant and equipment	222	1	223	116	4,749
Other assets	1,640	26	1,666	444	456

Discontinued operations and other disposal groups	12,697	1,141	13,838	20,503	25,297
Assets acquired exclusively with a view to disposal	-	175	175	164	153

	12,697	1,316	14,013	20,667	25,450

Liabilities of disposal groups
Deposits by banks	-	1	1	1	1
Customer accounts	-	753	753	22,168	22,610
Derivatives	4	3	7	42	126
Settlement balances	-	-	-	-	8
Insurance liabilities	6,193	-	6,193	-	-
Subordinated liabilities	529	-	529	-	-
Other liabilities	2,541	138	2,679	449	1,233

Discontinued operations and other disposal groups	9,267	895	10,162	22,660	23,978
Liabilities acquired exclusively with a view to disposal	-	8	8	10	17

	9,267	903	10,170	22,670	23,995

Disposal groups at 31 December 2012 primarily comprise Direct Line Group (DLG). To comply with EC state aid requirements, the Group has agreed to cede control of DLG by the end of 2013 and divest completely by the end of 2014.  Following the successful initial public offering in which the Group sold 34.7% of its shareholding, DLG was classified as a disposal group and discontinued operation on 31 December 2012. On being classified as held-for-sale, disposal groups are required to be measured at the lower of carrying amount and fair value less costs to sell.  DLG’s carrying amount exceeded its fair value less costs to sell (based on the quoted price for DLG shares on 31 December 2012) by £394 million and goodwill attributable to DLG has been written down by this amount. The write down is recorded in other expenses within discontinued operations.

Notes (continued)

12. Discontinued operations and assets and liabilities of Disposal groups (continued)
At 31 December 2011, disposal groups comprised the RBS Aviation Capital business which was sold in the second half of 2012 and the RBS England and Wales, and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’). In October 2012 Santander announced its withdrawal from the sale agreed in August 2010.  Although the Group continues to explore disposal options, sale within 12 months is no longer highly probable; accordingly at 31 December 2012 the assets and liabilities of this UK branch-based business ceased to be classified as a disposal group. No adjustment was required to the carrying value of these assets and liabilities on reclassification. In accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, comparatives have not been restated.

In 2011, £80 million of allocated goodwill was written off against operating expenses in respect of the UK branch-based businesses. No adjustment was made in respect of the RBS Aviation Capital business.

Notes (continued)

13. Financial instruments

Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

			HD (3)	AFS (4)	LAR (5)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	HFT (1)	DFV (2)
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	79,290				79,290
Loans and advances to banks
- reverse repos	33,394	-		-	1,389				34,783
- other	13,265	-		-	15,903				29,168
Loans and advances to customers
- reverse repos	70,025				22				70,047
- other	24,841	189			397,824		7,234		430,088
Debt securities	78,340	873		73,737	4,488				157,438
Equity shares	13,329	533		1,370					15,232
Settlement balances	-	-		-	5,741				5,741
Derivatives	433,264		8,639						441,903
Intangible assets								13,545	13,545
Property, plant and equipment								9,784	9,784
Deferred tax								3,443	3,443
Prepayments, accrued income and other assets	-	-		-	-			7,820	7,820
Assets of disposal groups								14,013	14,013

	666,458	1,595	8,639	75,107	504,657		7,234	48,605	1,312,295

Liabilities
Deposits by banks
- repos	36,370	-				7,962			44,332
- other	30,571	-				26,502			57,073
Customer accounts
- repos	82,224	-				5,816			88,040
- other	12,077	6,323				414,839			433,239
Debt securities in issue	10,879	23,614				60,099			94,592
Settlement balances	-	-				5,878			5,878
Short positions	27,591	-							27,591
Derivatives	428,537		5,796						434,333
Accruals, deferred income and other liabilities	-	-				1,684	12	13,105	14,801
Retirement benefit liabilities								3,884	3,884
Deferred tax								1,141	1,141
Subordinated liabilities	-	1,128				25,645			26,773
Liabilities of disposal groups								10,170	10,170

	628,249	31,065	5,796			548,425	12	28,300	1,241,847

Equity									70,448

									1,312,295

For the notes to this table refer to page 109.

Notes (continued)

13. Financial instruments: Classification (continued)

			HD (3)	AFS (4)	LAR (5)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	HFT (1)	DFV (2)
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	79,269				79,269
Loans and advances to banks
- reverse repos	34,659	-		-	4,781				39,440
- other	20,317	-		-	23,553				43,870
Loans and advances to customers
- reverse repos	53,584	-		-	7,910				61,494
- other	25,322	476		-	419,895		8,419		454,112
Debt securities	95,076	647		107,298	6,059				209,080
Equity shares	12,433	774		1,976	-				15,183
Settlement balances	-	-		-	7,771				7,771
Derivatives	521,935		7,683						529,618
Intangible assets								14,858	14,858
Property, plant and equipment								11,868	11,868
Deferred tax								3,878	3,878
Prepayments, accrued income and other assets	-	-		-	1,309			9,667	10,976
Assets of disposal groups								25,450	25,450

	763,326	1,897	7,683	109,274	550,547		8,419	65,721	1,506,867

Liabilities
Deposits by banks
- repos	23,342	-				16,349			39,691
- other	34,172	-				34,941			69,113
Customer accounts
- repos	65,526	-				23,286			88,812
- other	14,286	5,627				394,230			414,143
Debt securities in issue	11,492	35,747				115,382			162,621
Settlement balances	-	-				7,477			7,477
Short positions	41,039	-							41,039
Derivatives	518,102		5,881		-				523,983
Accruals, deferred income and other liabilities	-	-				1,683	19	21,423	23,125
Retirement benefit liabilities						-		2,239	2,239
Deferred tax						-		1,945	1,945
Insurance liabilities						-		6,312	6,312
Subordinated liabilities	-	903				25,416			26,319
Liabilities of disposal groups								23,995	23,995

	707,959	42,277	5,881		-	618,764	19	55,914	1,430,814

Equity									76,053

									1,506,867
Notes:
(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Hedging derivatives.
(4)	Available-for-sale.
(5)	Loans and receivables.

There were no reclassifications in 2012 or 2011.

Notes (continued)

13. Financial instruments (continued)

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The following table shows credit valuation adjustments and other reserves.

Credit valuation adjustments
Valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures. Certain credit derivative product company (CDPC) exposures were restructured during the first half of the year and the valuation adjustment methodology applied to these exposures was updated to reflect the revised risk mitigation strategy that is now in place. There were no other changes to valuation methodologies.

	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m

Credit valuation adjustments (CVA)
- monoline insurers	192	408	1,198
- credit derivative product companies	314	455	1,034
- other counterparties	2,308	2,269	2,254

	2,814	3,132	4,486
Bid-offer, liquidity, funding, valuation and other reserves (1)	1,997	2,048	2,704

Valuation reserves	4,811	5,180	7,190

Note:
(1)
Includes bid-offer reserves of £625 million (2011 - £806 million), funding valuation adjustment of £475 million (2011 - £552 million), product and deal specific reserves of £763 million (2011 - £1,040 million), valuation basis reserves of £103 million (2011 - £253 million) and other reserves of £31 million (2011 - £53 million)

Key points
•
Restructuring of certain monoline exposures resulted in gross exposure reducing from £1.9 billion at 31 December 2011 to £0.6 billion at 31 December 2012 and the CVA decreasing. Tighter credit spreads also contributed to reduction in credit valuation adjustments.

•
CDPCs gross exposures decreased by £1.3 billion from £1.9 billion at 31 December 2011 to £0.6 billion at 31 December 2012. This was primarily driven by tighter credit spreads of the underlying reference loans and bonds, together with a decrease in the relative value of senior tranches compared with the underlying reference portfolio and the impact of restructuring certain exposures in the first half of the year. The valuation adjustment, incorporating transactions and related risk mitigation strategies that are now in place, decreased on an absolute basis in line with the decrease in exposure, while remaining stable on a relative basis

•
The increase in credit valuation adjustment held against exposure to other counterparties was driven by the impact of counterparty rating downgrades and an increase in sector specific reserves, partially offset by tighter credit spreads.

•	Within other reserves, bid-offer reserves decreased, primarily reflecting restructuring in the second half of 2012, due to risk reduction and the impact of Greek government debt restructuring.

Notes (continued)

13. Financial instruments (continued)

Own credit
The following table shows the cumulative own credit adjustment (OCA) recorded on securities held-for-trading (HFT), classified as fair value through profit or loss (DFV) and derivative liabilities. There have been some refinements to methodologies during the year, but they did not have a material overall impact on cumulative OCA.

Cumulative OCA (1)	Debt securities in issue (2)			Subordinated liabilities DFV £m	Total £m	Derivatives £m	Total (3) £m
	HFT £m	DFV £m	Total £m

31 December 2012	(648)	56	(592)	362	(230)	259	29
30 September 2012	(690)	126	(564)	450	(114)	375	261
31 December 2011	882	2,647	3,529	679	4,208	602	4,810

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

31 December 2012	10.9	23.6	34.5	1.1	35.6
30 September 2012	11.3	27.7	39.0	1.0	40.0
31 December 2011	11.5	35.7	47.2	0.9	48.1
Notes:
(1)	The OCA does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting purposes and will reverse over time as the liabilities mature.
(2)	Includes wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points
•	The own credit adjustment decreased significantly during the year primarily due to tightening of credit spreads, reflecting improved investor perception of RBS.

•
Senior issued debt adjustments are determined with reference to secondary debt issuance spreads. At 31 December 2012, the five year level tightened to c.100 basis points from c.450 basis points at 31 December 2011, primarily due to increased demand from investors following quantitative easing measures from the European Central Bank and US Federal Reserve and the announcement of the Group’s liability management exercise.

•
Significant tightening of credit spreads, buy-backs exceeding issuances and the impact of buying back certain securities at lower spreads than at issuance, resulted in a cumulative own credit adjustment of £29 million at 31 December 2012.

•	Derivative liability own credit adjustment decreased as credit default swap spreads tightened.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy
The following tables show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	31 December 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	33.4	-	33.4	-	-
- derivative collateral	-	12.8	-	12.8	-	-
- other	-	0.1	0.4	0.5	50	(30)

	-	46.3	0.4	46.7	50	(30)

Loans and advances to customers
- reverse repos	-	70.0	-	70.0	-	-
- derivative collateral	-	22.5	-	22.5	-	-
- other	-	1.9	0.6	2.5	90	(40)

	-	94.4	0.6	95.0	90	(40)

Debt securities
- UK government	15.6	0.1	-	15.7	-	-
- US government	31.0	5.4	-	36.4	-	-
- other government	34.4	8.9	-	43.3	-	-
- corporate	-	2.2	0.1	2.3	10	(10)
- other financial institutions	2.6	48.0	4.7	55.3	360	(180)

	83.6	64.6	4.8	153.0	370	(190)

Equity shares	13.1	1.3	0.8	15.2	60	(100)

Derivatives
- foreign exchange	-	61.7	1.4	63.1	140	(40)
- interest rate	0.1	362.7	0.6	363.4	60	(80)
- credit	-	9.3	1.7	11.0	230	(230)
- equities and commodities	-	4.3	0.1	4.4	-	-

	0.1	438.0	3.8	441.9	430	(350)

	96.8	644.6	10.4	751.8	1,000	(710)

Proportion	12.9%	85.7%	1.4%	100.0%

Of which
Core	96.4	637.3	5.6	739.3
Non-Core	0.4	7.3	4.8	12.5

	96.8	644.6	10.4	751.8

For the note to this table refer to page 117.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	34.7	-	34.7	-	-
- derivative collateral	-	19.7	-	19.7	-	-
- other	-	0.2	0.4	0.6	40	(50)

	-	54.6	0.4	55.0	40	(50)

Loans and advances to customers
- reverse repos	-	53.6	-	53.6	-	-
- derivative collateral	-	22.0	-	22.0	-	-
- other	-	3.4	0.4	3.8	80	(20)

	-	79.0	0.4	79.4	80	(20)

Debt securities
- UK government	22.4	-	-	22.4	-	-
- US government	35.5	5.0	-	40.5	-	-
- other government	53.9	8.7	-	62.6	-	-
- corporate	-	5.0	0.5	5.5	30	(30)
- other financial institutions	3.0	61.6	7.4	72.0	560	(180)

	114.8	80.3	7.9	203.0	590	(210)

Equity shares	12.4	1.8	1.0	15.2	140	(130)

Derivatives
- foreign exchange	-	72.9	1.6	74.5	100	(100)
- interest rate	0.2	420.8	1.1	422.1	80	(80)
- credit	-	23.1	3.8	26.9	680	(400)
- equities and commodities	-	5.9	0.2	6.1	-	-

	0.2	522.7	6.7	529.6	860	(580)

	127.4	738.4	16.4	882.2	1,710	(990)

Proportion	14.4%	83.7%	1.9%	100.0%

Of which
Core	126.9	724.5	7.2	858.6
Non-Core	0.5	13.9	9.2	23.6

	127.4	738.4	16.4	882.2

For the note to this table refer to page 117.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)
The following tables detail ABS included within debt securities on pages 112 and 113.

					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
31 December 2012	£bn	£bn	£bn	£bn	£m	£m

Assets
Debt securities
RMBS	-	38.5	0.9	39.4	40	(50)
CMBS	-	3.7	-	3.7	-	-
CDO	-	0.2	0.5	0.7	80	(10)
CLO	-	0.6	2.4	3.0	120	(50)
Other	-	2.1	0.4	2.5	50	(10)

Total	-	45.1	4.2	49.3	290	(120)

31 December 2011

Assets
Debt securities
RMBS	-	48.2	0.6	48.8	60	(40)
CMBS	-	2.1	0.1	2.2	10	-
CDO	-	0.2	1.7	1.9	210	(20)
CLO	-	1.5	3.7	5.2	90	(40)
Other	-	3.1	0.9	4.0	90	(40)

Total	-	55.1	7.0	62.1	460	(140)

The following tables detail available-for-sale assets included within debt securities and equity shares on pages 112 and 113.

	31 December 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Debt securities
- UK government	8.0	-	-	8.0	-	-
- US government	15.5	3.5	-	19.0	-	-
- other government	10.7	5.3	-	16.0	-	-
- corporate	-	0.1	0.1	0.2	10	-
- other financial institutions	0.5	27.1	2.9	30.5	170	(40)

	34.7	36.0	3.0	73.7	180	(40)

Of which AFS ABS
RMBS	-	23.3	0.2	23.5	10	-
CMBS	-	2.3	-	2.3	-	-
CDO	-	0.1	0.5	0.6	70	(10)
CLO	-	0.4	1.9	2.3	50	(10)
Other	-	1.3	0.2	1.5	20	(10)

Equity shares	0.3	0.7	0.4	1.4	30	(40)

	35.0	36.7	3.4	75.1	210	(80)

Of which
Core	34.9	35.7	0.6	71.2
Non-Core	0.1	1.0	2.8	3.9

	35.0	36.7	3.4	75.1

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)
	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Debt securities
- UK government	13.4	-	-	13.4	-	-
- US government	18.1	2.7	-	20.8	-	-
- other government	21.6	4.0	-	25.6	-	-
- corporate	-	2.3	0.2	2.5	10	(10)
- other financial institutions	0.2	39.3	5.5	45.0	310	(50)

	53.3	48.3	5.7	107.3	320	(60)

Of which AFS ABS
RMBS	-	30.9	0.2	31.1	10	(10)
CMBS	-	0.7	-	0.7	-	-
CDO	-	0.2	1.4	1.6	170	(10)
CLO	-	1.0	3.3	4.3	40	(20)
Other	-	2.3	0.7	3.0	70	(30)

Equity shares	0.3	1.3	0.4	2.0	70	(70)

	53.6	49.6	6.1	109.3	390	(130)

Of which
Core	53.6	46.9	0.6	101.1
Non-Core	-	2.7	5.5	8.2

	53.6	49.6	6.1	109.3

For the note to this table refer to page 117.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	36.4	-	36.4	-	-
- derivative collateral	-	28.6	-	28.6	-	-
- other	-	1.9	0.1	2.0	-	(20)

	-	66.9	0.1	67.0	-	(20)

Customer accounts
- repos	-	82.2	-	82.2	-	-
- derivative collateral	-	8.0	-	8.0	-	-
- other	-	10.3	0.1	10.4	30	(30)

	-	100.5	0.1	100.6	30	(30)

Debt securities in issue	-	33.1	1.4	34.5	60	(70)

Short positions	23.6	4.0	-	27.6	-	-

Derivatives
- foreign exchange	-	69.3	1.2	70.5	70	(30)
- interest rate	0.1	345.0	0.4	345.5	20	(20)
- credit	-	9.6	0.8	10.4	40	(90)
- equities and commodities	-	7.0	0.9	7.9	10	(10)

	0.1	430.9	3.3	434.3	140	(150)

Subordinated liabilities	-	1.1	-	1.1	-	-

	23.7	636.5	4.9	665.1	230	(270)

Proportion	3.6%	95.7%	0.7%	100%

Of which
Core	23.7	634.4	4.7	662.8
Non-Core	-	2.1	0.2	2.3

	23.7	636.5	4.9	665.1

For the note to this table refer to the following page.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	23.3	-	23.3	-	-
- derivative collateral	-	31.8	-	31.8	-	-
- other	-	2.4	-	2.4	-	-

	-	57.5	-	57.5	-	-

Customer accounts
- repos	-	65.5	-	65.5	-	-
- derivative collateral	-	9.2	-	9.2	-	-
- other	-	10.8	-	10.8	20	(20)

	-	85.5	-	85.5	20	(20)

Debt securities in issue	-	45.0	2.2	47.2	80	(60)

Short positions	34.4	6.3	0.3	41.0	10	(100)

Derivatives
- foreign exchange	-	80.6	0.4	81.0	30	(20)
- interest rate	0.4	405.2	1.1	406.7	80	(90)
- credit - other	-	24.9	1.8	26.7	380	(170)
- equities and commodities	-	9.1	0.5	9.6	10	(10)

	0.4	519.8	3.8	524.0	500	(290)

Subordinated liabilities	-	0.9	-	0.9	-	-

Total	34.8	715.0	6.3	756.1	610	(470)

Proportion	4.6%	94.6%	0.8%	100.0%

Of which
Core	34.8	708.9	5.7	749.4
Non-Core	-	6.1	0.6	6.7

Total	34.8	715.0	6.3	756.1

Note:
(1)
Sensitivity represents the favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group’s valuation techniques or models. Level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities. In particular, for some of the portfolios, the sensitivities may be negatively correlated where a downward movement in one asset would produce an upward movement in another, but due to the additive presentation above, this correlation cannot be observed.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

Key points
•
Total assets carried at fair value decreased by £130.4 billion in the year to £751.8 billion at 31 December 2012, principally reflecting decreases in derivative assets (£87.7 billion), debt securities (£50.0 billion) and derivative collateral (£6.4 billion), partially offset by increases in reverse repos (£15.1 billion).

•
Total liabilities carried at fair value decreased by £91.0 billion, with decreases in derivative liabilities (£89.7 billion), short positions (£13.4 billion), debt securities in issue (£12.7 billion) and collateral (£4.4 billion), partially offset by increases in repos (£29.8 billion).

•	Level 3 instruments in Markets comprise instruments held in the normal course of business and those in Non Core primarily relate to legacy ABS and derivative positions.

•
Level 3 assets of £10.4 billion represented 1.4% (2011 - £16.4 billion and 1.9%), a decrease of £6.0 billion (derivatives £2.9 billion and debt securities £3.1 billion). This reflected transfers from level 3 to level 2 of £1.1 billion as well as maturity and sale of instruments, particularly securities in Non-Core. These transfers from level 3 were based on the re-assessment of the impact and nature of unobservable inputs used in valuation models. £1.6 billion was transferred from level 2 to level 3, principally relating to securities £1 billion, primarily ABS in Non-Core Markets and derivatives £0.4 billion.

•	Level 3 liabilities decreased by £1.4 billion during the year to £4.9 billion primarily due to buy-back and maturity of instruments.

•
The favourable and unfavourable effects of reasonably possible alternative assumptions on level 3 instruments carried at fair value were £1.0 billion (2011 - £1.7 billion) and £(0.7) billion (2011 - £(1.0) billion) respectively.

•	There were no significant transfers between level 1 and level 2.

Notes (continued)

13. Financial instruments (continued)

Movement in level 3 portfolios
		At 1 January 2012	(Losses)/gains				Purchases and issuances	Settlements and sales	Foreign exchange	At 31 December 2012	IS on balances at year end (2)
			Income statement (IS)	SOCI	Level 3 transfers						Changes in carrying value	Other
					In	Out
		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Assets
	FVTPL (1)
	Loans and advances
	- banks	444	5	-	28	(1)	-	(94)	-	382	5	-
	- customers	316	3	-	20	(15)	589	(338)	(13)	562	(12)	3
	Debt securities	2,243	136	-	619	(81)	1,118	(2,074)	(23)	1,938	(54)	72
	Equity shares	573	(26)	-	32	(61)	158	(271)	(9)	396	(21)	4
	Derivatives	6,732	(2,078)	-	425	(495)	441	(1,173)	(63)	3,789	(1,761)	34

	FVTPL assets	10,308	(1,960)	-	1,124	(653)	2,306	(3,950)	(108)	7,067	(1,843)	113

	AFS
	Debt securities	5,697	100	13	391	(472)	37	(2,812)	(6)	2,948	(106)	39
	Equity shares	395	74	64	74	-	15	(219)	(13)	390	55	12

	AFS assets	6,092	174	77	465	(472)	52	(3,031)	(19)	3,338	(51)	51

		16,400	(1,786)	77	1,589	(1,125)	2,358	(6,981)	(127)	10,405	(1,894)	164

Of which ABS	- FVTPL	1,304	-	162	576	(32)	1,050	(1,703)	(7)	1,350	(23)	29
	- AFS	5,622	(12)	86	317	(457)	36	(2,773)	(4)	2,815	(131)	34
	Liabilities
	Deposits	22	87	-	50	-	7	-	2	168	78	(2)
	Debt securities in issue	2,199	158	-	9	(1)	530	(1,521)	(11)	1,363	169	-
	Short positions	291	(269)	-	-	-	3	(23)	-	2	-	-
	Derivatives	3,811	(375)	-	877	(513)	173	(612)	(44)	3,317	(593)	-
	Other financial liabilities	-	-	-	-	-	-	-	-	-	-	-

		6,323	(399)	-	936	(514)	713	(2,156)	(53)	4,850	(346)	(2)

	Net (losses)/gains		(1,387)	77							(1,548)	166

Notes:
(1)	Fair value through profit or loss.
(2)	Amounts recorded in the income statement relating to instruments held at year end

Notes (continued)

14. Available-for-sale reserve

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
Available-for-sale reserve	£m	£m	£m	£m	£m

At beginning of period	(957)	(2,037)	(291)	(450)	(292)
Unrealised losses on Greek sovereign debt	-	(570)	-	-	(224)
Impairment of Greek sovereign debt	-	1,268	-	-	224
Other unrealised net gains	1,939	2,339	136	651	45
Realised net gains	(1,319)	(782)	(209)	(528)	(155)
Tax	50	(1,175)	77	36	(555)
Transfer to retained earnings	(59)	-	(59)	-	-

At end of period	(346)	(957)	(346)	(291)	(957)

The 2012 full year movement primarily reflects unrealised net gains on securities of £1,939 million, largely as yields tightened on German, US and UK sovereign bonds and realised net gains of £1,319 million on the sale of high quality bonds.

In 2011, as a result of the deterioration in Greece’s fiscal position and the announcement of proposals to restructure Greek government debt, the Group concluded that the Greek sovereign debt was impaired. Accordingly, £1,099 million of unrealised losses recognised in available-for-sale reserves together with £169 million related interest rate hedge adjustments were recycled to the income statement.

15. Contingent liabilities and commitments

	31 December 2012			30 September 2012			31 December 2011
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	18,251	913	19,164	19,352	722	20,074	23,702	1,330	25,032
Other contingent liabilities	10,628	69	10,697	11,373	181	11,554	10,667	245	10,912

	28,879	982	29,861	30,725	903	31,628	34,369	1,575	35,944

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	209,892	5,916	215,808	213,484	7,147	220,631	227,419	12,544	239,963
Other commitments	1,971	5	1,976	1,664	16	1,680	301	2,611	2,912

	211,863	5,921	217,784	215,148	7,163	222,311	227,720	15,155	242,875

Total contingent liabilities and commitments	240,742	6,903	247,645	245,873	8,066	253,939	262,089	16,730	278,819

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

16. Litigation, investigations and reviews
The Group and certain Group members are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which the Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 31 December 2012.

The material legal proceedings, investigations and reviews involving the Group are described below. If any such matters were resolved against the Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Litigation
Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former individual officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

In the Preferred Shares litigation, the consolidated amended complaint alleged certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserted claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. Plaintiffs sought unquantified damages on behalf of the putative class. The defendants moved to dismiss the complaint and briefing on the motions was completed in September 2011. On 4 September 2012, the Court dismissed the Preferred Shares litigation with prejudice. The plaintiffs have appealed the dismissal to the United States Court of Appeals for the Second Circuit.

Notes (continued)

16. Litigation, investigations and reviews (continued)
With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (Exchange Act) on behalf of all persons who purchased or otherwise acquired the Group’s American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed. On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act. The defendants moved to dismiss the complaint in January 2012 and briefing on the motions was completed in April 2012. The Court heard oral argument on the motions on 19 July 2012. On 27 September 2012, the Court dismissed the ADR claims with prejudice. The plaintiffs have filed motions for reconsideration and for leave to re-plead their case.

The Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims. In October 2011, the Group submitted a detailed response to a letter before action from one purported plaintiff group in the United Kingdom.

Other securitisation and securities related litigation in the United States
There continues to be a high level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters. As a result, the Group has become the subject of claims for damages and other relief regarding mortgages and related securities and expects that it may become the subject of additional such claims in the future.

Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$85 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group companies have been named as defendants in more than 45 lawsuits brought by purchasers of MBS, including the purported class actions identified below.

Among these MBS lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit is pending in the federal court in Connecticut, and it relates to approximately US$32 billion of MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. The defendants’ motion to dismiss FHFA’s amended complaint in this case is pending, but the court has permitted discovery to commence. The other five FHFA lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley, and Nomura) name RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Four of these cases are part of a coordinated proceeding in federal court in New York in which discovery is underway. The fifth case (the Countrywide matter) is pending in federal court in California, and is currently the subject of a motion to dismiss.

Notes (continued)

16. Litigation, investigations and reviews (continued)
Other MBS lawsuits against Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.; New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.; In re IndyMac Mortgage-Backed Securities Litigation; Genesee County Employees’ Retirement System et al. v. Thornburg Mortgage Securities Trust 2006-3, et al. (the Thornburg Litigation); and Luther v. Countrywide Financial Corp. et al. and related cases. On 25 February 2013, the federal district court overseeing the Thornburg Litigation entered a final order approving a settlement of the litigation, involving a US$11.25 million payment by the defendants.

Certain other institutional investors have threatened to bring claims against the Group in connection with various mortgage-related offerings. The Group cannot predict whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of these actions, the Group has or will have contractual claims to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

With respect to the current claims described above, the Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The Group considers that it has substantial and credible legal and factual defences to these and prospective claims. It is possible that further claims may be threatened or brought in the US or elsewhere relating to the setting of interest rates or interest rate-related trading.

Details of LIBOR investigations affecting the Group are set out under ‘Investigations and reviews’ on page 125.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against RBS N.V. in New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. The Group considers that it has substantial and credible legal and factual defences to these claims and intends to defend itself vigorously.

Unarranged overdraft charges
RBS Citizens Financial Group, Inc (RBS Citizens) and its affiliates were among more than thirty banks named as defendants in US class action lawsuits alleging that the manner in which defendant banks posted transactions to consumer accounts caused customers to incur excessive overdraft fees. The complaints against RBS Citizens, which concern the period between 2002 and 2010 and were consolidated into one case, alleged that this conduct violated its duty of good faith and fair dealing, was unconscionable and constituted an unfair trade practice and a conversion of customers' funds. RBS Citizens has agreed to settle this matter for US$137.5 million and, as a result, the matter has been stayed. The Group has made a one-time payment of the settlement amount into a settlement fund which, upon final approval of the settlement, will be used to make payments to class members. A motion for final approval of the settlement was filed on 10 January 2013. If the settlement is given final approval by the United States District Court for the Southern District of Florida, consumers who do not opt out of the settlement will be deemed to have released any claims related to the allegations in the lawsuits.

Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of the Group are engaged in other disputes and legal proceedings in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Investigations and reviews
The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities or fines. Any of these events or circumstances could have a material adverse effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom, United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group’s control.

The Group is co-operating fully with the investigations and reviews described below.

LIBOR and other trading rates
On 6 February 2013 the Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR).  RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR.  RBS Securities Japan Limited agreed to enter a plea of guilty to one count of wire fraud relating to Yen LIBOR.  The Group continues to co-operate with investigations by these and various other governmental and regulatory authorities, including in the US and Asia, into its submissions, communications and procedures relating to the setting of LIBOR and other trading rates. The Group is also under investigation by competition authorities in a number of jurisdictions, including the European Commission and Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.  The Group is also co-operating with these investigations.

It is not possible to estimate reliably what effect the outcome of these remaining investigations, any regulatory findings and any related developments may have on the Group, including the timing and amount of further fines, sanctions or settlements, which may be material.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Technology incident
On 19 June 2012 the Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group has agreed to reimburse customers for any loss suffered as a result of the incident. The Group provided £175 million in 2012 for this matter. Additional costs may arise once all redress and business disruption items are clear.

The incident, the Group's handling of the incident and the systems and controls surrounding the processes affected, are the subject of regulatory enquiries (both from the UK and Ireland) and the Group could become a party to litigation. In particular, the Group could face legal claims from those whose accounts were affected and could itself have claims against third parties.

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wishes the Group and other UK banks to adhere in conducting the review and redress exercise.

The Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the Group is required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, the Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients who have purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 will be entitled to approach the Group and request a review.

The redress exercise and the past business review is being scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FSA. The Group made a total provision of £700 million in 2012 in respect of this matter, including £125 million for administration expenses. As the actual amount that the Group will be required to pay will depend on the facts and circumstances of each case, there is no certainty as to the eventual costs of redress.

Retail banking
Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States, with proposals expected in the first quarter of 2013. The Group cannot predict the outcome of these actions at this stage.

Notes (continued)

16. Litigation, investigations and reviews (continued)

FSA mystery shopping review
On 13 February 2013 the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The Group was one of the firms involved. The action required includes a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers). The Group will be required to appoint an independent third party to either carry out or oversee this work. The scope and terms of the past business review and the appointment of the independent third party have not yet been determined. The Group cannot predict the outcome of this review at this stage.

Multilateral interchange fees
In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the Group intervening in the appeal proceedings. The General Court heard MasterCard’s appeal in July 2011 and issued its judgment in May 2012, upholding the EC’s original decision. MasterCard has appealed further to the Court of Justice and the Group has intervened in these appeal proceedings.

In March 2008, the EC also opened a formal inquiry into Visa’s MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. However, in April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA.

In the UK, the Office of Fair Trading (OFT) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The OFT has not made any finding of an infringement of competition law and has not issued a Statement of Objections to any of the parties under investigation. In February 2013 the OFT confirmed that while reserving its right to do so, it does not currently expect to issue Statements of Objections (if at all) prior to the handing down of the Court of Justice judgment in the matter of MasterCard's appeal against the EC’s 2007 infringement decision.

The outcome of these investigations is not known, but they may have a material adverse effect on the consumer credit industry in general and, therefore, on the Group’s business in this sector.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Payment Protection Insurance
The FSA conducted a broad industry thematic review of Payment Protection Insurance (PPI) sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes is currently under way.  Following agreement with the FSA in 2011, the Group increased its provision of £215 million at 31 December 2010 by £850 million in respect of PPI. In 2012 a further provision of £1,110 million was recorded. This strengthened the cumulative provision for PPI to £2.2 billion, from which £1.3 billion in redress had been paid by 31 December 2012.

Personal current accounts
In July 2008 the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

The first six-monthly review was completed in September 2010. The OFT noted progress in switching, transparency and unarranged overdrafts for the period March to September 2010 and highlighted further changes it wanted to see in the market. In March 2011, the OFT published the next update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government’s Independent Commission on Banking (ICB).

Notes (continued)

16. Litigation, investigations and reviews (continued)
Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium size enterprises (SMEs) (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon the Group.

On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date have been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT’s PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognises that a number of major developments are expected over the coming months including divestment of branches and improvements in account switching and assistance to customers to compare products and services. Therefore the OFT has provisionally decided not to refer the market to the CC at this stage but expects to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it will be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and will study the operation of payment systems as well as the SME banking market.

At this stage it is not possible to estimate the effect of these OFT reviews which may be material.

Private motor insurance
In December 2011, the OFT launched a market study into private motor insurance, with a focus on the provision of third party vehicle repairs and credit hire replacement vehicles to claimants. The OFT issued its report in May 2012 and advised that it believed there were features of the market that potentially restrict, distort or prevent competition in the market meriting a referral to the CC. On 28 September 2012 the OFT referred the private motor insurance market to the CC for a market investigation. The CC has until 27 September 2014 to publish its findings. At this stage, it is not possible to estimate the effect the market investigation may have on Direct Line Insurance Group plc, and indirectly on the Group.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Securitisation and collateralised debt obligation business
In the United States, the Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities (RMBS) underwritten by subsidiaries of RBS during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation. The investigation appears to be focused on certain specific RMBS securitisations underwritten in 2007 and is continuing.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the Group attended an informal meeting to provide additional information about the Group's mortgage securitisation business. The investigation is ongoing and the Group continues to provide requested information.

US mortgages - loan repurchase matters
The Group’s Markets & International Banking N.A. or M&IB N.A. business (formerly Global Banking & Markets N.A.) has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). M&IB N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

Notes (continued)

16. Litigation, investigations and reviews (continued)
In issuing RMBS, M&IB N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, M&IB N.A. made such representations and warranties itself. Where M&IB N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), M&IB N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, M&IB N.A. may be able to assert claims against third parties who provided representations or warranties to M&IB N.A. when selling loans to it; although the ability to recover against such parties is uncertain. Between the start of 2009 and the end of December 2012, M&IB N.A. received approximately US$606 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by M&IB N.A.. However, repurchase demands presented to M&IB N.A. are subject to challenge and rebuttal by M&IB N.A..

RBS Citizens has not been an issuer or underwriter of non-agency RMBS. However, RBS Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, RBS Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and the end of 2012, RBS Citizens received US$141.9 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to RBS Citizens are subject to challenge and rebuttal by RBS Citizens.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, RBS Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The volume of repurchase demands is increasing and is expected to continue to increase, and the Group cannot currently estimate what the ultimate exposure of M&IB N.A. or RBS Citizens may be. Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group’s net assets, operating results or cash flows in any particular period.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Other investigations
On 27 July 2011, the Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, the Group agreed to create the following written plans or programmes:
●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the Group’s U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for the Group’s U.S. operations,

●	a plan to oversee compliance by the Group’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,

●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,

●	a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,

●
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches’ compliance with OFAC requirements.

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. The Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the Group's U.S. operations. The Group continues to test the effectiveness of the remediation efforts undertaken by the Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

Notes (continued)

16. Litigation, investigations and reviews (continued)
The Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. The Group has been conducting a review of its policies, procedures and practices in respect of such payments, has voluntarily made disclosures to US and UK authorities with respect to its historical compliance with US economic sanctions regulations, and is continuing to co-operate with related investigations by government authorities. The Group has also, over time, enhanced its relevant systems and controls.  Further, the Group has initiated disciplinary proceedings against a number of its employees as a result of its investigation into employee conduct relating to this matter. Although the Group cannot currently determine the outcome of its discussions with the relevant authorities, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group’s net assets, operating results or cash flows in any particular period.

The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The Group's activities in the United States may be subject to significant limitations and/or conditions.

In March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group’s United States sub-prime securities exposures and United States residential mortgage exposures. In September 2012, SEC staff communicated that it had completed this investigation as to RBS and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action against RBS. In December 2010, the SEC contacted the Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs. In March 2012, the SEC communicated to the Group that it had completed this investigation and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action against RBS.

17. Other developments

Transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of The Royal Bank of Scotland N.V. (RBS N.V.) to RBS plc, subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

In October 2011, the Group completed the transfer of a substantial part of the UK activities of RBS N.V. to the Royal Bank pursuant to Part VII of the UK Financial Services and Markets Act 2000. Substantially all of the Netherlands and EMEA businesses were transferred in September 2012. Further transfers are expected to take place during 2013 but are subject to certain authorisations including regulatory approval where necessary. The Group now anticipates that the transfers in China will be completed at a later date.

Notes (continued)

17. Other developments (continued)

Direct Line Group IPO
RBS completed the successful initial public offering of Direct Line Group in October 2012, representing another important milestone in RBS’s restructuring plan. RBS Group sold 520.8 million ordinary shares in Direct Line Group, representing 34.7% of the total share capital, generating gross proceeds of £911 million.

UK branch-based businesses
On 12 October 2012, RBS announced that it had received notification of Santander’s decision to pull out of its agreed purchase of certain of the Group’s UK branch-based businesses. RBS has re-commenced its effort to divest the business and fulfil its obligations to the European Commission.

Asset Protection Scheme
The Group exited from the UK Government’s APS on 18 October 2012.

Rating agencies
Moody’s Investors Service (Moody’s), Standard & Poor’s (S&P) and Fitch Ratings (Fitch) have not changed their ratings on the Group since June 2012.

18. Post balance sheet events
There have been no significant events between 31 December 2012 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Risk and balance sheet management

Risk principles	136
Capital management	147
Liquidity, funding and related risks	159
Credit risk	175
Market risk	230
Country risk	238

Risk and balance sheet management (continued)

Risk principles
Presentation of information	137
General overview	137
Top and emerging risk scenarios	141

Risk and balance sheet management (continued)

Risk principles
Presentation of information
In the balance sheet, all assets of disposal groups are presented as a single line. In the risk and balance sheet management section, balances and exposures relating to disposal groups are included within risk measures for all periods presented.

General overview
The following table defines the main risk types faced by the Group and presents a summary of the key developments for each risk during 2012.

Risk type	Definition	2012 summary
Capital adequacy risk	The risk that the Group has insufficient capital.
Core Tier 1 ratio was 10.3%, a sixty basis point improvement on 2011 (excluding the effect of APS). This largely reflected a reduction in the risk profile with risk-weighted assets (RWAs) down by nearly 10%, principally in Non-Core due to disposals and run-off and in Markets.

Refer to pages 147 to 158.

Liquidity and funding risk	The risk that the Group is unable to meet its financial liabilities as they fall due.
The Group met or exceeded its medium term strategic funding and liquidity targets by 2012 year end. This included a loan:deposit ratio of 100%, short-term wholesale funding (STWF) of £42 billion, representing 5% of funded assets (target: less than 10%) and a £147 billion liquidity portfolio which covered STWF 3.5 times (target: greater than 1.5 times STWF).

Refer to pages 159 to 174.

Credit risk (including counterparty credit risk)	The risk that the Group will incur losses owing to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.
During 2012, loan impairment charges were 28% lower than in 2011 despite continuing challenges in Ulster Bank Group (Core and Non-Core) and commercial real estate portfolios. Credit risk associated with legacy exposures continued to be reduced, with a further 34% decline in Non-Core credit RWAs during the year. The Group also continued to make progress in reducing key credit concentration risks, with exposure to commercial real estate declining 16% during 2012.

Refer to pages 175 to 229.

Risk and balance sheet management (continued)

Risk principles: General overview (continued)

Risk type	Definition	2012 summary
Market risk	The risk arising from fluctuations in interest rates, foreign currency, credit spreads, equity prices, commodity prices and risk related factors such as market volatilities.
During 2012, the Group continued to reduce its risk exposures; market risk limits were lowered accordingly. Average trading VaR was £97 million, 8% lower than 2011, largely reflecting asset sales in Non-Core and decreases in ABS trading inventory in Markets.

Refer to pages 230 to 237.

Country risk	The risk of material losses arising from significant country-specific events.
In the context of several sovereign downgrades, the Group has made continued progress in managing down its sovereign exposures. Having recognised an impairment on its holding of Greek government bonds in 2011, the Group participated in the restructuring of Greek sovereign debt in Q1 2012 and no longer holds Greek government bonds. During 2012, the Group brought nearly all advanced countries under country limit control and further restricted its country risk appetite. Balance sheet exposures to periphery eurozone countries decreased by 13% or £9 billion to £59 billion, with £20 billion outside of Ireland. Funding mismatches in Ireland and Spain reduced to approximately £9 billion and £4 billion, respectively. Mismatches in other periphery eurozone countries were modest or in surplus with £20 billion outside of Ireland.

Refer to pages 238 to 284.

Insurance risk	The risk of financial loss through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting.
The Group’s insurance risk resides principally in its majority owned subsidiary, Direct Line Group (DLG), which is listed on the London Stock Exchange. DLG ensures that it prices its policies and invests its resources appropriately to minimise the risk of potential loss. The risks are mitigated by agreeing policies and minimum standards that are regularly reviewed. The controls are supplemented by reviews by external experts.

Risk and balance sheet management (continued)

Risk principles: General overview (continued)

Risk type	Definition	2012 summary
Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.
During 2012, the Group continued to make good progress in enhancing its operational risk framework and risk management capabilities. Key areas of focus have included: embedding risk assessments; increasing the coverage of the scenario analysis portfolio; and improving statistical capital modelling capabilities.

The level of operational risk remains high due to the scale of change occurring across the Group (both structural and regulatory), macroeconomic stresses (e.g. eurozone distress) and other external threats such as e-crime. In June 2012 the Group was affected by a technology incident as a result of which the processing of certain customers accounts and payments were subject to considerable delay.

Regulatory risk	The risk arising from non-compliance with regulatory requirements, regulatory change or regulator expectations.
During 2012, the Group, along with the rest of the banking industry, continued to experience unprecedented levels of prospective changes to laws and regulations from national and supranational regulators. Particular areas of focus were: conduct regulation; prudential regulation (capital, liquidity, governance and risk management); treatment of systemically important entities (systemic capital surcharges and recovery and resolution planning); and structural reforms, with the UK’s Independent Commission on Banking proposals, the European Union’s Liikanen Group recommendations and the Dodd-Frank/Volcker Rule agenda in the US.

Risk and balance sheet management (continued)

Risk principles: General overview (continued)

Risk type	Definition	2012 summary
Conduct risk	The risk that the conduct of the Group and its staff towards its customers, or within the markets in which it operates, leads to reputational damage and/or financial loss.
A management framework has been developed to enable the consistent identification, assessment and mitigation of conduct risks. Embedding of this framework started during 2012 and is continuing in 2013.

Grouped under four pillars (employee conduct, corporate conduct, market conduct and conduct towards the Group’s customers), each conduct risk policy is designed to ensure the Group meets its obligations and expectations.

Awareness initiatives and targeted conduct risk training for each policy aligned to the phased policy rollout, have been developed and are being delivered to help embed understanding and to provide clarity. These actions are designed to facilitate effective conduct risk management, and address shortcomings identified through recent instances of inappropriate conduct.

Reputational risk	The risk of brand damage and/or financial loss due to the failure to meet stakeholders’ expectations of the Group.
In 2012, the Group strengthened the alignment of reputational risk management with its strategic objective of serving customers well and with the management of a range of risk types that have a reputational sensitivity. There are still legacy reputational issues to work through, but dealing with them in an open and direct manner is a prerequisite to rebuilding a strong reputation for the Group.

Business risk	The risk of losses as a result of adverse variance in the Group’s revenues and/or costs relative to its business plan and strategy.
During 2012, the Group continued to de-risk its balance sheet and to shrink its more volatile Markets business. The Group has further enhanced its scenario modelling to better understand potential threats to earnings and to develop appropriate contingency plans.

Pension risk
The risk arising from the Group’s contractual liabilities to or with respect to its defined benefit pension schemes, as well as the risk that it will have to make additional contributions to such schemes.
In 2012, the Group focused on enhancing its pension risk management and modelling systems and implementing a Group pension risk policy standard.

Risk and balance sheet management (continued)

Risk principles (continued)

Top and emerging risk scenarios
Although management is concerned with a range of risk scenarios, a relatively small number attracted particular attention from senior management during the past year. These can be grouped into three broad categories:

●	Macro-economic risks.

●	Regulatory and legal risks.

●	Risks related to the Group’s operations.

Descriptions of top and emerging risks are provided below:

Macroeconomics risks

(i) Increased defaults in sectors to which the Group has concentrated exposure, particularly commercial real estate
The Group has concentrated lending exposure to several sectors, most notably commercial real estate, giving rise to the risk of losses and reputational damage from unexpectedly high defaults. Another sector to which the Group has concentrated lending exposure is shipping. Several of the Group’s businesses are exposed to these sectors, principally Non-Core, Ulster Bank and UK Corporate.

Impact on the Group
●
If borrowers are unable to refinance existing debt, they may default. Further, if the value of collateral they have provided continues to decline, the resulting impairments may be larger than expected. In addition, as other lenders seek to sell assets, the Group may find it more difficult to meet its own targets for a reduction in its exposure to certain sectors.

Mitigants
●
The Group is mitigating its risks by monitoring exposures carefully and achieving reductions through a combination of repayments, roll-offs and asset sales whenever possible. In addition, it has placed limits on the origination of new business of this type.

(ii) The risk of a eurozone event
Europe was of concern throughout the year owing to a combination of slow growth in major economies and negative growth in peripheral countries labouring under high public debt burdens. As a result, several risks might materialise, including the default of one or more eurozone sovereigns, the exit from the eurozone of one or more member countries or the redenomination of the currency of a eurozone country followed by the devaluation of that country’s currency. Although the Group’s direct exposure to most peripheral eurozone countries is modest, it has material exposure to Ireland through its ownership of Ulster Bank. In addition, it has material exposure to core eurozone countries such as Germany, the Netherlands, France and, to a lesser extent, Italy. Details of the Group’s eurozone exposures appear on page 245. All divisions are affected by this risk.

Risk and balance sheet management (continued)

Risk principles (continued)

Top and emerging risk scenarios (continued)

Impact on the Group
●
If a peripheral eurozone sovereign defaults on its debt, the Group could experience unexpected impairments, either as a result of its exposure to the sovereign or as a result of its exposure to financial institutions or corporations located in that country.

●
If one or more sovereigns exit the eurozone, credit ratings for eurozone borrowers more broadly may be downgraded, resulting in increases in credit spreads and decreases in security values, giving rise to market value losses.

●
If one or more peripheral eurozone sovereigns redenominates its currency, resulting in a devaluation, the Group could experience losses to the extent that its exposures to these sovereigns are not funded by liabilities that similarly redenominate.

Mitigants
The Group has taken a number of steps to mitigate the impact of these risks.
●
To mitigate the impact of a eurozone sovereign default, the Group has reduced its exposures to peripheral eurozone countries. To mitigate the impact of the exit from the eurozone of one or more countries, and the sovereign ratings downgrade that would likely result, the Group has extended its limit control framework to include all eurozone countries.

●
Finally, to mitigate the impact of redenomination, the Group has reduced exposures and sought where possible to reduce mismatches between the currencies in which assets and liabilities are denominated.

(iii) The risk of a more severe or protracted economic downturn
Following the financial crisis of 2007, economies in the UK, Europe and the US have struggled to recover and return to growth. An unexpectedly severe downturn could result from economic weakness in the emerging markets of Asia, spreading to the US, the UK and Europe. A slowdown in or reversal of economic growth could undermine the austerity plans of the UK and other countries in Europe. The risk to the UK is of particular concern. While all divisions are potentially affected, those most at risk include UK Corporate, UK Retail, Markets, Non-Core and Ulster Bank.

Impact on the Group
●
If the UK experiences an unexpectedly severe economic downturn, the Group is exposed to the risk of losses largely as a result of increased impairments in its retail and commercial businesses in the UK. Its investment banking activities in the UK could also be adversely affected.

●
A worsening of the already difficult economic environment in Ireland could result in increased impairments in Ulster Bank. In addition, it could make the sale or refinancing of related exposures in Non-Core more difficult, slowing progress towards the elimination of these exposures.

Risk and balance sheet management (continued)

Risk principles (continued)

Top and emerging risk scenarios (continued)

Mitigants
●
To mitigate the risk, the Group actively monitors its risk positions with respect to country, sector, counterparty and product relative to risk appetite, placing exposures on Watch and subjecting them to greater scrutiny. In addition, the Group reduces exposures when appropriate and practicable.

(iv) An increase in the Group’s obligations to support pension schemes
The Group has established various pension schemes, thereby incurring certain obligations as sponsor of these schemes. All of the Group’s businesses are exposed to this risk.

●
If the value of the pension scheme assets is not adequate to fund pension scheme liabilities, the Group may be required to set aside additional capital in support of the schemes. The amount of additional capital that may be required depends on the size of the shortfall when the assets are valued. However, as asset values are lower and liabilities higher than they were when the fund was last valued, an increase in capital required is a possibility.

●
In addition, the Group may be required to increase its cash contributions to the schemes. Similarly, the amount of additional cash contributions that may be required depends on the size of the shortfall when the assets are valued. If interest rates fall further, the value of the schemes’ assets may decline as the value of their liabilities increases, leading to the need to increase cash contributions still further.

Mitigants
In order to mitigate the risk, the Group has taken a number of steps, including changing the terms of its pension schemes to reduce the rate at which liabilities are increasing. These include: capping the growth rate of pensionable salary at two percent, and changing the retirement age to 65 with same contributions, with the option for individuals to retire at age 60 and pay an extra five percent of their salary to fund it.

Regulatory and legal risks

(i) A failure to demonstrate compliance with existing regulatory requirements related to conduct
The Group is subject to regulation governing the conduct of its business activities. For example, it must ensure that it sells its products and services only to informed and suitable customers and handles complaints efficiently and effectively. This risk affects all divisions.

Impact on the Group
●
If the Group sells unsuitable products and services to customers or if the sales process is flawed, it may incur regulatory censure, including fines. In addition, it may suffer serious reputational damage.

●
If the Group fails to handle customer complaints appropriately, it may incur regulatory censure, including fines. In addition, it may incur increased costs as it investigates these complaints and compensates customers. Further, it may suffer serious reputational damage.

Risk and balance sheet management (continued)

Risk principles (continued)

Top and emerging risk scenarios (continued)

Mitigants
In order to mitigate these risks, the Group has taken a number of steps:
●	In order to mitigate the risk of mis-selling, affected divisions are exiting some businesses and improving staff training and controls in others.

●	In order to improve the handling of customer complaints, divisions have detailed action plans in place to meet or exceed customer and regulatory requirements address known shortcomings.

(ii) A failure to demonstrate compliance with other existing regulatory requirements
The Group is also subject to regulation governing its business activities more broadly. For example, it is required to take the steps necessary to ensure that it complies with rules in place to prevent money laundering, bribery and other forms of unlawful activity. It is also required to comply with certain regulations regarding the timely provision of banking services to customers. This risk affects all divisions.

Impact on the Group
●	If the Group sells products and services to sanctioned individuals or groups, it may expose itself to the risk of litigation as well as regulatory censure. Its reputation would also suffer materially.

●	If the Group, as a result of a systems failure, is unable to provide banking services to customers, it may incur regulatory fines and censure as well as suffer significant reputational damage.

Mitigants
●
The Group is in the process of installing a new global client screening program, the objective of which is to prevent the inadvertent provision of products and services to sanctioned individuals or groups.

●	The Group has also established and is implementing a plan to enhance the resilience of information technology and payment processing systems.

(iii) Losses or reputational damage arising from litigation
Given its diverse operations, the Group is exposed to the risk of litigation. For example, during the course of 2012, it was the subject of investigations into its activities in respect of LIBOR as well as securitisation. This risk affects all of the Group’s divisions.

Impact on the Group
●
As a result of litigation, the Group may incur fines, suffer reputational damage, or face limitations on its ability to operate. In the case of LIBOR, the Group reached settlements with the Financial Services Authority, the Commodity Futures Trading Association and the US Department of Justice. It continues to cooperate with other governmental and regulatory authorities in relation to LIBOR investigations; the probable outcome is that the Group will incur additional financial penalties at the conclusion of these investigations.

Risk and balance sheet management (continued)

Risk principles (continued)

Top and emerging risk scenarios (continued)

Mitigants
●	The Group defends claims against it to the best of its ability.

(iv) A failure to demonstrate compliance with new requirements arising from structural reform
In addition to existing regulation, the Group will be subject to new regulation arising from structural reform. For example, legislation creating the Single European Payment Area (SEPA) will require the Group to develop and implement the infrastructure necessary to effect domestic and cross border payments. This risk affects Markets, International Banking and Ulster Bank in particular.

Impact on the Group
●
Compliance with the regulation will require substantial changes in the Group’s systems. As a result, the Group may not be able to meet the deadline for implementation, giving rise to the risk of regulatory fines and censure. In addition, as such a failure would affect customers, it could also have a material negative impact on the Group’s reputation.

Mitigants
●	The Group has a project in train to design, develop and deliver the required systems changes.

Risks related to the Group’s operations

(i) A failure of information technology systems
The Group relies on information technology systems to service its customers, giving rise to the risk of losses and significant reputational damage should one or more of these systems fail. The risks of an information technology system failure affect all of the Group’s businesses.

Impact on the Group
●	A failure could prevent the Group from making or receiving payments, processing vouchers or providing other types of services to its customers.

●	A failure could also prevent the Group from managing its liquidity position, giving rise to the risk of illiquidity.

●	A lack of management information could lead to an inadvertent breach of regulations governing capital or liquidity.

●	A failure could also leave the Group vulnerable to cyber crime. The Group is also exposed to this risk indirectly, through outsourcing arrangements with third parties.

Mitigants
●
The Group has developed a risk appetite framework to manage these risks and is implementing a plan to bring its risk position within risk appetite by improving batch processing through process redesign and simplification. The Group expects these investments to result in improvements over the course of 2013 and 2014.

Risk and balance sheet management (continued)

Risk principles (continued)

 (ii) A failure of operational controls
The Group is exposed to the risk of losses arising from a failure of supervisory controls to prevent a deviation from procedures. An example of such a deviation is an unauthorised trading event. Should existing controls prove inadequate, one or more individuals may expose the Group to risks far in excess of its approved risk appetite. While all divisions are exposed to this risk to some degree, Markets is particularly at risk.

Impact on the Group
●
If one or more individuals deviate from procedures, the Group may take excessively large positions. If market prices change adversely, the Group may incur losses. Such losses may be substantial if the positions themselves are very large relative to the relevant market.

Mitigants
●	Markets has developed a plan for addressing identified weaknesses, has benchmarked it against those of its peers and is implementing it.

Risk and balance sheet management (continued)

Capital management
Introduction	148
2012 achievements	148
Capital allocation	148
Capital ratios	149
Capital resources	150
Components of capital (Basel 2.5)	150
Flow statement (Basel 2.5)	152
Risk-weighted assets	153
Divisional analysis	153
Flow statement	155
Looking forward	156
Basel III	156
Model changes	158
Other regulatory capital changes	158
European Banking Authority (EBA) recommendation	158

Risk and balance sheet management (continued)

Capital management

Introduction
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and the Group operates within an agreed risk appetite.

The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

2012 achievements
The Group’s Core Tier 1 ratio of 10.3% is higher than at the end of 2011 (after adjusting for Asset Protection Scheme effects) despite absorbing regulatory changes equivalent to 109 basis points and in the face of challenging economic headwinds and continuing costs of de-risking. This has been achieved through a continued focus on reshaping the Group’s use of capital.

The Group has developed its stress testing capability to identify the impact of a wider set of potential scenarios. The stress outcomes show that the de-risking in the Group has been effective in reducing the impacts of stress scenarios and at the same time the capital ratios have been improving, resulting in increased capital buffers. The changes to the risk profiles as a result of de-risking include run-down of Non-Core, reduction in concentrations, and revising the strategic footprint of the Markets division.

The capital allocation approaches used in the Group will be developed to become increasingly risk sensitive and align risk management and resource allocation more fully.

Capital allocation
Capital resources are allocated to the Group’s businesses based on key performance parameters agreed by the Group Board in the annual strategic planning process. Principal among these is a profitability metric, which assesses the effective use of the capital allocated to the business. Projected and actual return on equity is assessed against target returns set by the Group Board. The allocations also reflect strategic priorities, the intensity of regulatory capital use and the usage of other key Group resources such as balance sheet funding and liquidity.

The divisions use return on capital metrics when making pricing decisions on products and transactions to ensure customer activity is appropriately aligned with Group and divisional targets and allocations.

The Financial Services Authority (FSA) uses the risk asset ratio as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its RWAs (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks). By international agreement, the risk asset ratios should not be less than 8% with a Tier 1 component of not less than 4%.

Risk and balance sheet management (continued)

Capital management (continued)

Capital ratios
The Group’s capital, RWAs and risk asset ratios, calculated in accordance with FSA definitions, are set out below.
	31 December 2012	30 September 2012	31 December 2011
Capital	£bn	£bn	£bn

Core Tier 1	47.3	48.1	46.3
Core Tier 1 (excluding Asset Protection Scheme (APS))	47.3	50.1	49.1
Tier 1	57.1	58.1	57.0
Total	66.8	63.1	60.7

	31 December 2012	30 September 2012	31 December 2011
Risk-weighted assets by risk	£bn	£bn	£bn

Credit risk
- non-counterparty	323.2	334.5	344.3
- counterparty	48.0	53.3	61.9
Market risk	42.6	47.4	64.0
Operational risk	45.8	45.8	37.9

	459.6	481.0	508.1
APS relief	-	(48.1)	(69.1)

	459.6	432.9	439.0

Risk asset ratios	%	%	%

Core Tier 1	10.3	11.1	10.6
Core Tier 1 (excluding APS)	10.3	10.4	9.7
Tier 1	12.4	13.4	13.0
Total	14.5	14.6	13.8

Key point
•
The Core Tier 1 ratio, excluding relief provided by APS, has improved to 10.3% at 31 December 2012 driven by continued run-down and disposal of Non-Core assets and the reshaping of the balance sheet and capital usage in Markets.

Risk and balance sheet management (continued)

Capital management (continued)

Capital resources

Components of capital (Basel 2.5)
The Group’s regulatory capital resources in accordance with FSA definitions were as follows:

	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m

Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity per balance sheet	68,130	72,699	74,819
Preference shares - equity	(4,313)	(4,313)	(4,313)
Other equity instruments	(431)	(431)	(431)
	63,386	67,955	70,075

Non-controlling interests
Non-controlling interests per balance sheet	2,318	1,194	1,234
Non-controlling preference shares	(548)	(548)	(548)
Other adjustments to non-controlling interests for regulatory purposes	(1,367)	(259)	(259)
	403	387	427

Regulatory adjustments and deductions
Own credit	691	651	(2,634)
Defined pension benefit adjustment	913	-	-
Unrealised losses on available-for-sale (AFS) debt securities	410	375	1,065
Unrealised gains on AFS equity shares	(63)	(84)	(108)
Cash flow hedging reserve	(1,666)	(1,746)	(879)
Other adjustments for regulatory purposes	(198)	895	571
Goodwill and other intangible assets	(13,545)	(14,798)	(14,858)
50% excess of expected losses over impairment provisions (net of tax)	(1,904)	(2,429)	(2,536)
50% of securitisation positions	(1,107)	(1,180)	(2,019)
50% of APS first loss	-	(1,926)	(2,763)
	(16,469)	(20,242)	(24,161)

Core Tier 1 capital	47,320	48,100	46,341

Other Tier 1 capital
Preference shares - equity	4,313	4,313	4,313
Preference shares - debt	1,054	1,055	1,094
Innovative/hybrid Tier 1 securities	4,125	4,065	4,667
	9,492	9,433	10,074

Tier 1 deductions
50% of material holdings	(295)	(242)	(340)
Tax on excess of expected losses over impairment provisions	618	788	915
	323	546	575

Total Tier 1 capital	57,135	58,079	56,990

Risk and balance sheet management (continued)

Capital management: Capital resources: Components of capital (Basel 2.5) (continued)

	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m

Qualifying Tier 2 capital
Undated subordinated debt	2,194	2,245	1,838
Dated subordinated debt - net of amortisation	13,420	12,641	14,527
Unrealised gains on AFS equity shares	63	84	108
Collectively assessed impairment provisions	399	500	635
Non-controlling Tier 2 capital	-	11	11
	16,076	15,481	17,119

Tier 2 deductions
50% of securitisation positions	(1,107)	(1,180)	(2,019)
50% excess of expected losses over impairment provisions	(2,522)	(3,217)	(3,451)
50% of material holdings	(295)	(242)	(340)
50% of APS first loss	-	(1,926)	(2,763)
	(3,924)	(6,565)	(8,573)

Total Tier 2 capital	12,152	8,916	8,546

Supervisory deductions
Unconsolidated investments
- Direct Line Group	(2,081)	(3,537)	(4,354)
- Other investments	(162)	(144)	(239)
Other deductions	(244)	(217)	(235)

	(2,487)	(3,898)	(4,828)

Total regulatory capital	66,800	63,097	60,708

Key points
•	Core Tier 1 capital increased by £1 billion over 2012. Excluding APS, however, Core Tier 1 capital decreased by £1.8 billion.

•
Attributable loss, net of fair value of own credit, of £2.6 billion was partially offset by lower Core Tier 1 deduction for securitisation positions of £1.1 billion, primarily relating to restructuring of monolines within Non-Core.

Risk and balance sheet management (continued)

Capital management: Capital resources (continued)

Flow statement (Basel 2.5)
The table below analyses the movement in Core Tier 1, Other Tier 1 and Tier 2 capital during the year.

Core Tier 1 capital	£m

At 1 January 2012	46,341
Attributable loss net of movements in fair value of own credit	(2,647)
Ordinary shares issued	120
Share capital and reserve movements in respect of employee share schemes	821
Foreign exchange reserve movements	(867)
Decrease in non-controlling interests	(24)
Decrease in capital deductions including APS first loss	4,307
Decrease in goodwill and intangibles	1,313
Defined pension fund movement (net of prudential filter adjustment)	(977)
Other movements	(1,067)

At 31 December 2012	47,320

Other Tier 1 capital

At 1 January 2012	10,649
Foreign currency reserve movements	(189)
Decrease in Tier 1 deductions	(252)
Other movements	(393)

At 31 December 2012	9,815

Tier 2 capital

At 1 January 2012	8,546
Dated subordinated debt issued	4,167
Dated subordinated debt redeemed/matured	(3,582)
Foreign exchange movements	(643)
Decrease in capital deductions including APS first loss	4,649
Other movements	(985)

At 31 December 2012	12,152

Supervisory deductions

At 1 January 2012	(4,828)
Decrease in deductions	2,341

At 31 December 2012	(2,487)

Total regulatory capital	66,800

Risk and balance sheet management (continued)

Capital management (continued)

Risk-weighted assets
Divisional analysis
Risk-weighted assets by risk category and division were as follows:

	Credit risk		Market risk	Operational risk	Gross RWAs
	Non- counterparty	Counterparty
31 December 2012	£bn	£bn	£bn	£bn	£bn

UK Retail	37.9	-	-	7.8	45.7
UK Corporate	77.7	-	-	8.6	86.3
Wealth	10.3	-	0.1	1.9	12.3
International Banking	46.7	-	-	5.2	51.9
Ulster Bank	33.6	0.6	0.2	1.7	36.1
US Retail & Commercial	50.8	0.8	-	4.9	56.5

Retail & Commercial	257.0	1.4	0.3	30.1	288.8
Markets	14.0	34.7	36.9	15.7	101.3
Other	4.0	0.4	-	1.4	5.8

Core	275.0	36.5	37.2	47.2	395.9
Non-Core	45.1	11.5	5.4	(1.6)	60.4

Group before RFS Holdings MI	320.1	48.0	42.6	45.6	456.3
RFS Holdings MI	3.1	-	-	0.2	3.3

Group	323.2	48.0	42.6	45.8	459.6

30 September 2012

UK Retail	39.9	-	-	7.8	47.7
UK Corporate	73.5	-	-	8.6	82.1
Wealth	10.3	-	0.1	1.9	12.3
International Banking	44.5	-	-	5.2	49.7
Ulster Bank	32.4	0.9	0.1	1.7	35.1
US Retail & Commercial	50.9	0.9	-	4.9	56.7

Retail & Commercial	251.5	1.8	0.2	30.1	283.6
Markets	15.4	35.3	41.6	15.7	108.0
Other	12.1	0.4	-	1.4	13.9

Core	279.0	37.5	41.8	47.2	405.5
Non-Core	52.4	15.8	5.6	(1.6)	72.2

Group before RFS Holdings MI	331.4	53.3	47.4	45.6	477.7
RFS Holdings MI	3.1	-	-	0.2	3.3

Group	334.5	53.3	47.4	45.8	481.0
APS relief	(42.2)	(5.9)	-	-	(48.1)

Net RWAs	292.3	47.4	47.4	45.8	432.9

Risk and balance sheet management (continued)

Capital management: Risk-weighted assets: Divisional analysis (continued)

	Credit risk		Market risk	Operational risk	Gross RWAs
	Non-counterparty	Counterparty
31 December 2011	£bn	£bn	£bn	£bn	£bn

UK Retail	41.1	-	-	7.3	48.4
UK Corporate	71.2	-	-	8.1	79.3
Wealth	10.9	-	0.1	1.9	12.9
International Banking	38.9	-	-	4.3	43.2
Ulster Bank	33.6	0.6	0.3	1.8	36.3
US Retail & Commercial	53.6	1.0	-	4.7	59.3

Retail & Commercial	249.3	1.6	0.4	28.1	279.4
Markets	16.7	39.9	50.6	13.1	120.3
Other	9.8	0.2	-	2.0	12.0

Core	275.8	41.7	51.0	43.2	411.7
Non-Core	65.6	20.2	13.0	(5.5)	93.3

Group before RFS Holdings MI	341.4	61.9	64.0	37.7	505.0
RFS Holdings MI	2.9	-	-	0.2	3.1

Group	344.3	61.9	64.0	37.9	508.1
APS relief	(59.6)	(9.5)	-	-	(69.1)

Net RWAs	284.7	52.4	64.0	37.9	439.0

Risk and balance sheet management (continued)

Capital management: Risk-weighted assets (continued)

Flow statement
The table below analyses movement in credit risk, market risk and operational risk RWAs by key drivers during the year.
	Credit risk		Market risk	Operational Risk	Gross RWAs
	Non-counterparty	Counterparty
	£bn	£bn	£bn	£bn	£bn

At 1 January 2012	344.3	61.9	64.0	37.9	508.1
Business and market movements (1)	(46.0)	(20.4)	(16.3)	7.9	(74.8)
Disposals	(7.3)	(3.8)	(6.5)	-	(17.6)
Model changes (2)	32.2	10.3	1.4	-	43.9

At 31 December 2012	323.2	48.0	42.6	45.8	459.6

Notes:
(1)	Represents changes in book size, composition, position changes and market movements.
(2)	Refers to implementation of a new model or modification of an existing model after approval from the FSA and changes in model scope.

Key points
•	The £75 billion decrease due to business and market movements is driven by:
	○	Market risk and counterparty risk decreased by £16 billion and £20 billion, respectively, due to reshaping the business risk profile;
	○	Run-off of balances in Non-Core;
	○	Declines in Retail and Commercial due to loans migrating into default and customer deleveraging; and
	○	Reduction in credit risk in the Group liquidity portfolio as European peripheral exposures were sold.

•
The increase in Operational risk follows the recalibration based on the average of the previous three years financial results. The substantial losses recorded in 2008 no longer feature in the calculation.

•	Disposals of £18 billion relate to Non-Core, including RBS Aviation Capital and exposures relating to credit derivative product companies, monolines and other counterparties.

•	Model changes of £44 billion reflect:
	○	Changes to credit metrics applying to corporate, bank and sovereign exposures as models were updated to reflect more recent experience: £30 billion; and
	○	Application of slotting approach to UK commercial real estate exposures: £12 billion.

Risk and balance sheet management (continued)

Capital management (continued)

Looking forward
Basel III
The rules issued by the Basel Committee on Banking Supervision (BCBS), commonly referred to as Basel III, are a comprehensive set of reforms designed to strengthen the regulation, supervision, risk and liquidity management of the banking sector.

In December 2010, the BCBS issued the final text of the Basel III rules, providing details of the global standards agreed by the Group of Governors and Heads of Supervision, the oversight body of the BCBS and endorsed by the G20 leaders at their November 2010 Seoul summit.

The new capital requirements regulation and capital requirements directive that implement Basel III proposals within the European Union (EU) (collectively known as CRD IV) are in two parts, Capital Requirements Directive (CRD) and the Capital Requirements Regulation. Further technical detail will be provided by the European Banking Authority through its Implementing Technical Standards and Regulatory Technical Standards.

The CRD IV has not yet been finalised and consequently the Basel III implementation date of 1 January 2013 has been missed. While it is anticipated that agreement of the CRD IV will be achieved during 2013, the implementation date remains uncertain.

CRD IV and Basel III will impose a minimum common equity Tier 1 (CET1) ratio of 4.5% of RWAs. There are three buffers which will affect the Group: the capital conservation buffer(1); the counter-cyclical capital buffer(2) (up to 2.5% of RWAs), to be applied when macro-economic conditions indicate areas of the economy are over-heating; and the Global-Systemically Important Bank (G-SIB) buffer(3), leading to an additional common equity Tier 1 requirement of 4% and a total common equity Tier 1 ratio of 8.5%. The regulatory target capital requirements will be phased in and are expected to apply in full from 1 January 2019.

Notes:
(1)
The capital conservation buffer is set at 2.5% of RWAs and is intended to be available in periods of stress. Drawing on the buffer would lead to a corresponding reduction in the ability to make discretionary payments such as dividends and variable compensation.

(2)
The counter-cyclical buffer is institution specific and depends on the Group's geographical footprint and the macroeconomic conditions pertaining in the individual countries in which the Group operates. As there is a time lag involved in determining this ratio, it has been assumed that it will be zero for the time being.

(3)
The G-SIB buffer is dependent on the regulatory assessment of the Group. The Group has been provisionally assessed as requiring additional CET1 of 1.5% in the list published by the Financial Stability Board (FSB) on 1 November 2012. The FSB list is updated annually. The actual requirement will be phased in from 2016, initially for those banks identified (in the list) as G-SIBs in November 2014.

Risk and balance sheet management (continued)

Capital management: Looking forward: Basel III (continued)

The changes in the definition of regulatory capital under CRD IV and the capital ratios will be subject to transitional rules:
●	The increase in the minimum capital ratios and the new buffer requirements will be phased in over the five years from implementation of the CRD IV;

●
The application of the regulatory deductions and adjustments at the level of common equity, including the new deduction for deferred tax assets, will also be phased in over the five years from implementation; the current adjustment for unrealised gains and losses on available-for-sale securities will be phased out; and

●	Subordinated debt instruments which do not meet the new eligibility criteria will be will be grandfathered on a reducing basis over ten years.

The Group is well advanced in its preparations to comply with the new requirements based on the draft rules. Given the phasing of both capital requirements and target levels, in advance of needing to comply with the fully loaded end state requirements, the Group will have the opportunity to continue to generate additional capital from earnings and take management actions to mitigate the impact of CRD IV.

The Group’s pro forma Core Tier 1 ratio on a fully loaded basis at 31 December 2012, based on its interpretation of the rules and assuming they were applied today, is estimated at 7.7%(1). The pro forma capital ratio reflects the Group’s interpretation of the draft July 2011 CRD IV rules and how these rules are expected to be updated for subsequent EU and Basel pronouncements.

The actual impact of CRD IV on capital ratios may be materially different as the requirements and related technical standards have not yet been finalised and will ultimately be subject to application by local regulators. The actual impact will also be dependent on required regulatory approvals and the extent to which further management action is taken prior to implementation.

Note:
(1)
Based on the following principal assumptions: (i) divestment of Direct Line Group (ii) deductions for financial holdings of less than 10% of common equity Tier 1 capital have been excluded pending the finalisation of CRD IV rules (iii) RWA uplifts assume approval of all regulatory models and completion of planned management actions (iv) RWA uplifts include the impact of credit valuation adjustments (CVA), and asset valuation correlation on banks and central clearing counterparties (CCPs) (v) EU corporates, pension funds and sovereigns are assumed to be exempt from CVA volatility charge in calculating RWA impacts.

Risk and balance sheet management (continued)

Capital management: Looking forward: Basel III (continued)

Model changes
The Group, in conjunction with the FSA, regularly evaluates its models for the assessment of RWAs ascribed to credit risk (including counterparty risk) across various classes. This includes implementing changes to the RWA requirements for commercial real estate portfolios consistent with revised industry guidance from the FSA. The changes to RWA resulting from model changes during 2012 have increased RWA requirements by £44 billion of which £12 billion relates to property guidance. Further uplifts are expected in 2013 totalling c.£10 billion to £15 billion.

Other regulatory capital changes
The Group is managing the changes to capital requirements from new regulation and model changes and the resulting impact on the common equity Tier 1 ratio by focusing on risk reduction and deleveraging. This is principally being achieved through the continued run-off and disposal of Non-Core assets and deleveraging in Markets, as the business focuses on the most productive returns on capital. Markets RWAs decreased by £20 billion in 2012 which also lessens the increases driven by the counterparty risk changes in CRD IV.

European Banking Authority (EBA) recommendation
The EBA issued a recommendation in 2011 that the national regulators should ensure that credit institutions build up a temporary capital buffer to reach a 9% Core Tier 1 ratio by 30 June 2012 (‘the recapitalisation of EU banks’). In its final report on the recapitalisation exercise in October 2012, the EBA stated that once the CRD IV is finally adopted, the 2011 recommendation would be replaced with a new recommendation. The new recommendation will include the requirement for banks to maintain a nominal amount of Core Tier 1 capital as defined by the EBA for the 2011 stress test and recapitalisation recommendation) corresponding to the amount of 9% of the RWAs at 30 June 2012. The Group does not expect the potential floor to become a limiting factor.

Risk and balance sheet management (continued)

Liquidity, funding and related risks
2012 achievements and looking forward	160
Funding sources	161
- Notes issued	162
- Deposit and repo funding	163
- Divisional loan:deposit ratios and funding gaps	163
- Long-term debt issuance	165
Liquidity	165
- Liquidity portfolio	165
- Stressed outflow coverage	167
Basel III liquidity ratios	167
- Liquidity coverage ratios	167
- Net stable funding ratio	168
Maturity analysis	169
Encumbrance	169
Non-traded interest rate risk	171
- Introduction and methodology	171
- Value-at-risk	172
- Sensitivity of net interest income	173
Currency risk	174
- Structural foreign currency exposures	174

Risk and balance sheet management (continued)

Liquidity, funding and related risks
Liquidity risk is the risk that the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due. Liquidity risk is highly dependent on company specific characteristics such as the maturity profile and composition of the Group’s assets and liabilities, the quality and marketable value of its liquidity buffer and broader market factors, such as wholesale funding market conditions alongside depositor and investor behaviour.

Safety and soundness of the balance sheet is one of the central pillars of the Group’s restructuring strategy. Effective management of liquidity risk is central to the safety and soundness agenda. The Group’s experiences in 2008 have heavily influenced both the Group’s and other stakeholders’ approach to this area.

2012 achievements and looking forward
The Group continued to make solid progress in pursuit of its safety and soundness agenda throughout 2012, with the majority of its medium-term balance sheet targets now met or exceeded. This is despite particularly volatile wholesale market conditions during most of the year due to ongoing stresses emanating from the eurozone.

The Group has actively reduced short-term wholesale funding and has a lower wholesale funding need compared to earlier years. Progress has largely been due to the continued success in executing the Group’s restructuring efforts, as well as by attracting deposits and continuing to deleverage via the run down of Non-Core and risk reductions in Markets. The Group has a smaller balance sheet that is funded by a diverse and stable deposit base.

The Group is expected to have a lower wholesale funding requirement going forward. The Group will continue to look at accessing the market opportunistically from time to time to further support the Group’s overall funding strategy.

Highlights of 2012 include:
•
The Group’s credit profile improved markedly during the year reflecting the success of its restructuring efforts. Credit default swaps spreads fell by 60% from their 2011 peak and secondary bond spreads on five year maturity have narrowed from c.450 basis points to c.100 basis points.

•	The Group repaid all the remaining emergency UK Government funding and liquidity support that was provided to it during 2008-2009 under the Credit Guarantee Scheme and Special Liquidity Scheme.

•
The Group resumed coupon payments on hybrid capital securities following the end of the two year coupon payment ban imposed by the European Commission as part of its 2009 State Aid ruling. Coupons remain suspended on Tier 1 instruments issued by RBS Holdings N.V. until the end of April 2013.

•
The Group and RBS plc issued a combined £1.0 billion in term debt net of buy-backs, a fraction of the £20.9 billion issued in 2011. Short-term wholesale funding was actively managed down to £41.6 billion from £102.4 billion.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: 2012 achievements and looking forward (continued)
•
The overall size of the liquidity buffer reduced modestly to £147.2 billion from £155.3 billion reflecting the lower levels of short-term wholesale funding and a smaller balance sheet. This also allowed the Group to alter the ratio of primary to secondary liquid assets within the liquidity buffer to 62%:38% from 77%:23%. This re-weighting, by reducing the holdings of the lowest yielding liquid assets, benefited the Group’s net interest margin, whilst maintaining a higher quality buffer.

•
Retail & Commercial deposits grew by £8 billion to £401 billion, with particularly strong growth in UK Retail following successful savings campaigns. Wholesale deposits were allowed to run-off, declining by £11 billion to leave Group deposits £3 billion lower at £434 billion.

•
The Group’s loan:deposit ratio improved from 108% in 2011 to reach management’s medium-term target of 100% at 31 December 2012, with lending fully funded by customer deposits and a corresponding reduction in more volatile short-term wholesale funding.

•	The Group has taken advantage of market conditions through the course of the year to further supplement its capital base.

•	RBS Group plc, RBS plc, RBS Citizens Financial Group Inc. and Direct Line Insurance Group plc in aggregate issued £4.8 billion of subordinated liabilities in 2012.

•	The Group successfully undertook two public liability management exercises targeting Lower Tier 2 and senior unsecured debt in support of ongoing balance sheet restructuring initiatives.

Funding sources
The table below shows the Group’s principal funding sources excluding repurchase agreements.

	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m

Deposits by banks
derivative cash collateral	28,585	28,695	31,807
other deposits	28,489	29,433	37,307

	57,074	58,128	69,114

Debt securities in issue
conduit asset-backed commercial paper (ABCP)	-	2,909	11,164
other commercial paper (CP)	2,873	2,829	5,310
certificates of deposit (CDs)	2,996	6,696	16,367
medium-term notes (MTNs)	66,603	70,417	105,709
covered bonds	10,139	9,903	9,107
securitisations	11,981	11,403	14,964

	94,592	104,157	162,621
Subordinated liabilities	27,302	25,309	26,319

Notes issued	121,894	129,466	188,940

Wholesale funding	178,968	187,594	258,054

Customer deposits
cash collateral	7,949	9,642	9,242
other deposits	426,043	425,238	427,511

Total customer deposits	433,992	434,880	436,753

Total funding	612,960	622,474	694,807

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Funding sources (continued)
The table below shows the Group’s wholesale funding by source.

	Short-term wholesale funding (1)		Total wholesale funding		Net inter-bank funding (2)
	Excluding derivative collateral	Including derivative collateral	Excluding derivative collateral	Including derivative collateral	Deposits	Loans (3)	Net inter-bank funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

31 December 2012	41.6	70.2	150.4	179.0	28.5	(18.6)	9.9
30 September 2012	48.5	77.2	158.9	187.6	29.4	(20.2)	9.2
30 June 2012	62.3	94.3	181.1	213.1	35.6	(22.3)	13.3
31 March 2012	79.7	109.1	204.9	234.3	36.4	(19.7)	16.7
31 December 2011	102.4	134.2	226.2	258.1	37.3	(24.3)	13.0

Notes:
(1)	Short-term wholesale balances denote those with a residual maturity of less than one year and include longer-term issuances.
(2)	Excludes derivative collateral.
(3)	Primarily short-term balances.

Notes issued
The table below shows the Group’s debt securities in issue and subordinated liabilities by residual maturity.
	Debt securities in issue
	Conduit ABCP	Other CP and CDs	MTNs	Covered bonds	Securit- isations	Total	Subordinated liabilities	Total notes issued	Total notes issued
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	%

Less than 1 year	-	5,478	13,019	1,038	761	20,296	2,351	22,647	18
1-3 years	-	385	20,267	2,948	540	24,140	7,252	31,392	26
3-5 years	-	1	13,374	2,380	-	15,755	756	16,511	14
More than 5 years	-	5	19,943	3,773	10,680	34,401	16,943	51,344	42

	-	5,869	66,603	10,139	11,981	94,592	27,302	121,894	100

30 September 2012

Less than 1 year	2,909	9,079	13,466	1,009	15	26,478	1,632	28,110	22
1-3 years	-	441	22,477	2,865	1,243	27,026	5,693	32,719	25
3-5 years	-	1	13,221	2,323	-	15,545	2,272	17,817	14
More than 5 years	-	4	21,253	3,706	10,145	35,108	15,712	50,820	39

	2,909	9,525	70,417	9,903	11,403	104,157	25,309	129,466	100

31 December 2011

Less than 1 year	11,164	21,396	36,302	-	27	68,889	624	69,513	37
1-3 years	-	278	26,595	2,760	479	30,112	3,338	33,450	18
3-5 years	-	2	16,627	3,673	-	20,302	7,232	27,534	14
More than 5 years	-	1	26,185	2,674	14,458	43,318	15,125	58,443	31

	11,164	21,677	105,709	9,107	14,964	162,621	26,319	188,940	100

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Funding sources (continued)

Deposit and repo funding
The table below shows the composition of the Group’s deposits excluding repos and repo funding.

	31 December 2012		30 September 2012		31 December 2011
	Deposits	Repos	Deposits	Repos	Deposits	Repos
	£m	£m	£m	£m	£m	£m

Financial institutions
- central and other banks	57,074	44,332	58,128	49,222	69,114	39,691
- other financial institutions	64,237	86,968	69,697	92,321	66,009	86,032
Personal and corporate deposits	369,755	1,072	365,183	1,022	370,744	2,780

	491,066	132,372	493,008	142,565	505,867	128,503

£173 billion or 40% of the customer deposits included above are insured through the UK Financial Services Compensation Scheme, US Federal Deposit Insurance Corporation Scheme and other similar schemes. Of the personal and corporate deposits above, 42% related to personal customers and 58% to corporate customers.

Divisional loan:deposit ratios and funding gaps
The table below shows divisional loans, deposits, loan:deposit ratios (LDR) and customer funding gaps.
	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
31 December 2012	£m	£m	%	£m

UK Retail	110,970	107,633	103	(3,337)
UK Corporate	104,593	127,070	82	22,477
Wealth	16,965	38,910	44	21,945
International Banking (4)	39,500	46,172	86	6,672
Ulster Bank	28,742	22,059	130	(6,683)
US Retail & Commercial	50,726	59,164	86	8,438
Conduits (4)	2,458	-	-	(2,458)

Retail & Commercial	353,954	401,008	88	47,054
Markets	29,589	26,346	112	(3,243)
Other	3,264	3,340	98	76

Core	386,807	430,694	90	43,887
Non-Core	45,144	3,298	nm	(41,846)

Group	431,951	433,992	100	2,041

nm = not meaningful

For the notes to this table refer to the following page.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Funding sources (continued)

	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
30 September 2012	£m	£m	%	£m

UK Retail	110,267	105,984	104	(4,283)
UK Corporate	105,952	126,780	84	20,828
Wealth	16,919	38,692	44	21,773
International Banking (4)	42,154	41,668	101	(486)
Ulster Bank	28,615	20,278	141	(8,337)
US Retail & Commercial	50,116	59,817	84	9,701
Conduits (4)	4,588	-	-	(4,588)

Retail & Commercial	358,611	393,219	91	34,608
Markets	29,324	34,348	85	5,024
Other	3,274	3,388	97	114

Core	391,209	430,955	91	39,746
Non-Core	51,355	3,925	nm	(47,430)

Group	442,564	434,880	102	(7,684)

31 December 2011

UK Retail	107,983	101,878	106	(6,105)
UK Corporate	108,668	126,309	86	17,641
Wealth	16,834	38,164	44	21,330
International Banking (4)	46,417	45,051	103	(1,366)
Ulster Bank	31,303	21,814	143	(9,489)
US Retail & Commercial	50,842	59,984	85	9,142
Conduits (4)	10,504	-	-	(10,504)

Retail & Commercial	372,551	393,200	95	20,649
Markets	31,254	36,776	85	5,522
Direct Line Group and other	1,196	2,496	48	1,300

Core	405,001	432,472	94	27,471
Non-Core	68,516	4,281	nm	(64,235)

Group	473,517	436,753	108	(36,764)

nm = not meaningful

Notes:
(1)	Excludes reverse repurchase agreements and stock borrowing and net of impairment provisions.
(2)	Excludes repurchase agreements and stock lending.
(3)	Based on loans and advances to customers net of provisions and customer deposits as shown.
(4)	All conduits relate to International Banking and have been extracted and shown separately as they were funded commercial paper issuance until the end of Q3 2012.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Funding sources (continued)

Long-term debt issuance
The table below shows debt securities issued by the Group during the year with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominantly term repurchase agreements) which are not reflected in the following table.

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	30 June 2012	31 March 2012
	£m	£m	£m	£m	£m	£m

Public
- unsecured	1,237	5,085	-	1,237	-	-
- secured	2,127	9,807	343	-	-	1,784
Private
- unsecured	4,997	12,414	781	1,631	909	1,676
- secured	-	500	-	-	-	-

Gross issuance	8,361	27,806	1,124	2,868	909	3,460
Buy-backs (1)	(7,355)	(6,892)	(2,283)	(2,213)	(1,730)	(1,129)

Net issuance	1,006	20,914	(1,159)	655	(821)	2,331

Note:
(1)	Excludes liability management exercises.

Liquidity
Liquidity portfolio
The table below analyses the Group’s liquidity portfolio by product and between the UK Defined Liquidity Group (UK DLG), RBS Citizens Financial Group Inc. (CFG) and other subsidiaries, by liquidity value. Liquidity value is lower than carrying value principally as it is stated after the discounts applied by the Bank of England and other central banks to loans, within secondary liquidity portfolio, eligible for discounting.
	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Quarter	Year
31 December 2012	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	64,822	891	4,396	70,109	74,794	81,768
Central and local government bonds
AAA rated governments and US agencies	3,984	5,354	547	9,885	14,959	18,832
AA- to AA+ rated governments (2)	9,189	-	432	9,621	8,232	9,300
governments rated below AA	-	-	206	206	438	596
local government	-	-	979	979	989	2,244

	13,173	5,354	2,164	20,691	24,618	30,972
Treasury bills	750	-	-	750	750	202

Primary liquidity	78,745	6,245	6,560	91,550	100,162	112,942
Other assets (3)
AAA rated	3,396	7,373	203	10,972	9,874	17,304
below AAA rated and other high quality assets	44,090	-	557	44,647	41,027	24,674

Secondary liquidity	47,486	7,373	760	55,619	50,901	41,978

Total liquidity portfolio	126,231	13,618	7,320	147,169	151,063	154,920

Carrying value	157,574	20,524	9,844	187,942

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Liquidity (continued)

	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Quarter	Year
30 September 2012	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	64,062	3,066	5,435	72,563	72,734	84,093
Central and local government bonds
AAA rated governments and US agencies	10,420	8,680	676	19,776	21,612	20,123
AA- to AA+ rated governments (2)	7,135	-	258	7,393	9,727	9,656
governments rated below AA	-	-	647	647	549	649
local government	-	-	988	988	1,523	2,663

	17,555	8,680	2,569	28,804	33,411	33,091
Treasury bills	750	-	-	750	54	19

Primary liquidity	82,367	11,746	8,004	102,117	106,199	117,203
Other assets (3)
AAA rated	3,381	5,446	-	8,827	10,365	19,781
below AAA rated and other high quality assets	34,831	-	836	35,667	33,738	19,223

Secondary liquidity	38,212	5,446	836	44,494	44,103	39,004

Total liquidity portfolio	120,579	17,192	8,840	146,611	150,302	156,207

Carrying value	143,612	26,234	11,051	180,897

31 December 2011

Cash and balances at central banks	55,100	1,406	13,426	69,932	89,377	74,711
Central and local government bonds
AAA rated governments and US agencies	22,563	7,044	25	29,632	30,421	37,947
AA- to AA+ rated governments (2)	14,102	-	-	14,102	5,056	3,074
governments rated below AA	-	-	955	955	1,011	925
local government	-	-	4,302	4,302	4,517	4,779

	36,665	7,044	5,282	48,991	41,005	46,725
Treasury bills	-	-	-	-	444	5,937

Primary liquidity	91,765	8,450	18,708	118,923	130,826	127,373
Other assets (3)
AAA rated	17,216	4,718	3,268	25,202	25,083	21,973
below AAA rated and other high quality assets	6,105	-	5,100	11,205	11,400	12,102

Secondary liquidity	23,321	4,718	8,368	36,407	36,483	34,075

Total liquidity portfolio	115,086	13,168	27,076	155,330	167,309	161,448

Carrying value	135,754	25,624	32,117	193,495

Notes:
(1)
The FSA regulated UK Defined Liquidity Group (UK DLG) comprises the Group’s five UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Co.  In addition, certain of the Group's significant operating subsidiaries - RBS N.V., RBS Citizens Financial Group Inc. (CFG) and Ulster Bank Ireland Limited (UBIL) - hold locally managed portfolios of liquid assets that comply with local regulations that may differ  from FSA rules.

(2)	Includes US government guaranteed and US government sponsored agencies.
(3)	Includes assets eligible for discounting at the Bank of England and other central banks.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Liquidity (continued)

Stressed outflow coverage
The Group’s liquidity risk appetite is measured by reference to the liquidity buffer as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios as envisaged under the FSA regime. Liquidity risk is expressed as a surplus of liquid assets over three months’ stressed outflows under the worst of a market-wide stress, an idiosyncratic stress and a combination of both. At 31 December 2012, the Group’s liquidity buffer was 128% of the worst case stress requirements.

Basel III liquidity ratios
Liquidity coverage ratios
In January 2013, the Basel Committee on Banking Supervision issued its revised draft guidance for calculating the liquidity coverage ratio (LCR), which is currently expected to come into force from 1 January 2015 on a phased basis. Pending the finalisation of the definitions, the Group monitors the LCR and the net stable funding ratio (NSFR) in its internal reporting framework based on its interpretation and expectation of the final rules. On this basis, as of 31 December 2012, the Group’s LCR was over 100% and the NSFR 117%.

At present there is a broad range of interpretations on how to calculate the NSFR and, especially, the LCR due to the lack of a commonly agreed market standard. There are also inconsistencies between the current regulatory approach of the FSA and that being proposed in the LCR with respect to the treatment of unencumbered assets that could be pledged to central banks via a discount window facility. This makes meaningful comparisons of the LCR between institutions difficult. The Group will continue to work with regulators and industry groups to measure and report the impact of the rules as they are finalised. Assumptions will be refined as regulatory interpretations evolve.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Basel III liquidity ratio (continued)

Net stable funding ratio
The table below shows the composition of the Group’s NSFR, estimated by applying the Basel III guidance issued in December 2010. The Group’s NSFR will also continue to be refined over time in line with regulatory developments and related interpretations. It may also be calculated on a basis that may differ from other financial institutions.

	31 December 2012		30 September 2012		31 December 2011
		ASF (1)		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%

Equity	70	70	74	74	76	76	100
Wholesale funding > 1 year	109	109	111	111	124	124	100
Wholesale funding < 1 year	70	-	77	-	134	-	-
Derivatives	434	-	462	-	524	-	-
Repurchase agreements	132	-	143	-	129	-	-
Deposits
- retail and SME - more stable	203	183	232	209	227	204	90
- retail and SME - less stable	66	53	32	26	31	25	80
- other	164	82	170	85	179	89	50
Other (2)	64	-	76	-	83	-	-

Total liabilities and equity	1,312	497	1,377	505	1,507	518

Cash	79	-	80	-	79	-	-
Inter-bank lending	29	-	38	-	44	-	-
Debt securities > 1 year
- governments AAA to AA-	64	3	71	4	77	4	5
- other eligible bonds	48	10	58	12	73	15	20
- other bonds	19	19	19	19	14	14	100
Debt securities < 1 year	26	-	30	-	45	-	-
Derivatives	442	-	468	-	530	-	-
Reverse repurchase agreements	105	-	98	-	101	-	-
Customer loans and advances > 1 year
- residential mortgages	145	94	148	96	145	94	65
- other	136	136	144	144	173	173	100
Customer loans and advances < 1 year
- retail loans	18	15	18	15	19	16	85
- other	131	66	132	66	137	69	50
Other (3)	70	70	73	73	70	70	100

Total assets	1,312	413	1,377	429	1,507	455
Undrawn commitments	216	11	221	11	240	12	5

Total assets and undrawn commitments	1,528	424	1,598	440	1,747	467

Net stable funding ratio		117%		115%		111%

Notes:
(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax, settlement balances and other assets.

Key point
•
NSFR improved from 111% at 31 December 2011 to 117% at the end of 2012. Long-term wholesale funding declined by £15 billion in line with Markets' strategy, and funding requirement relating to long-term lending decreased by £37 billion, reflecting de-risking, sales and repayments in Non-Core.

Risk and balance sheet management (continued)

Liquidity, funding and related risks (continued)

Maturity analysis
The contractual maturity of balance sheet assets and liabilities highlights the maturity transformation which underpins the role of banks to lend long-term, but to fund themselves predominantly through short-term liabilities such as customer deposits. This is achieved through the diversified funding franchise of the Group across an extensive customer base, and across a wide geographic network. In practice, the behavioural profiles of many liabilities exhibit greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which whilst may be repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of acute stress such as those experienced in 2008. The table below illustrates the contractual and behavioural maturity analysis of Retail & Commercial customer deposits.

	Less than 1 year	1-5 years	More than 5 years	Total
	£bn	£bn	£bn	£bn

Contractual maturity	381	20	1	402
Behavioural maturity	146	219	37	402

Encumbrance
The Group reviews all assets against the criteria of being able to finance them in a secured form (encumbrance) but certain asset types lend themselves more readily to encumbrance. The typical characteristics that support encumbrance are an ability to pledge those assets to another counterparty or entity through operation of law without necessarily requiring prior notification, homogeneity, predictable and measurable cash flows, and a consistent and uniform underwriting and collection process. Retail assets including residential mortgages, credit card receivables and personal loans display many of these features.

From time to time the Group encumbers assets to serve as collateral to support certain wholesale funding initiatives. The three principal forms of encumbrance are own asset securitisations, covered bonds and securities repurchase agreements. The Group categorises its assets into three broad groups; assets that are:
•	already encumbered and used to support funding currently in place via own asset securitisations, covered bonds and securities repurchase agreements.

•	not currently encumbered but can for instance be used to access funding from market counterparties or central bank facilities as part of the Group’s contingency funding.

•
not currently encumbered. In this category the Group has in place an enablement programme which seeks to identify assets which are capable of being encumbered and to identify actions to facilitate such encumbrance whilst not impacting customer relationships or servicing.

The Group’s encumbrance ratios are set out below.
Encumbrance ratios	2012%	2011%

Total	18	19
Excluding balances relating to derivative transactions	22	26
Excluding balances relating to derivative and securities financing transactions	13	19

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Encumbrance (continued)

Assets encumbrance

	Encumbered assets relating to:						Encumbered assets as a % of related total assets	Liquidity portfolio £bn	Other	Total
	Debt securities in issue		Other secured liabilities			Total encumbered assets
	Securitisations and conduits	Covered bonds	Derivatives	Repos	Secured borrowings
	£bn	£bn	£bn	£bn	£bn	£bn			£bn	£bn

Cash and balances at central banks	5.3	0.5	-	-	-	5.8	7	70.2	3.3	79.3
Loans and advances to banks (1)	-	-	12.8	-	-	12.8	41	-	18.5	31.3
Loans and advances to customers (1)
- UK residential mortgages	16.4	16.0	-	-	-	32.4	30	58.7	18.0	109.1
- Irish residential mortgages	10.6	-	-	-	1.8	12.4	81	-	2.9	15.3
- US residential mortgages	-	-	-	-	-	-	-	7.6	14.1	21.7
- UK credit cards	3.0	-	-	-	-	3.0	44	-	3.8	6.8
- UK personal loans	4.7	-	-	-	-	4.7	41	-	6.8	11.5
- other	20.7	-	22.5	-	0.8	44.0	16	6.5	217.1	267.6
Debt securities	1.0	-	8.3	91.2	15.2	115.7	70	22.3	26.6	164.6
Equity shares	-	-	0.7	6.8	-	7.5	49	-	7.7	15.2

	61.7	16.5	44.3	98.0	17.8	238.3		165.3	318.8	722.4
Own asset securitisations								22.6

Total liquidity portfolio								187.9

Liabilities secured
Intra-Group - used for secondary liquidity	(22.6)	-	-	-	-	(22.6)
Intra-Group - other	(23.9)	-	-	-	-	(23.9)
Third-party (2)	(12.0)	(10.1)	(60.4)	(132.4)	(15.3)	(230.2)

	(58.5)	(10.1)	(60.4)	(132.4)	(15.3)	(276.7)

Total assets						1,312
Total assets excluding derivatives						870
Total assets excluding derivatives and reverse repos						766

Notes:
(1)	Excludes reverse repos.
(2)	In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Encumbrance (continued)

Key points
●	The Group’s encumbrance ratio dropped marginally from 19% to 18%.

●	31% of the Groups residential mortgage portfolio was encumbered at 31 December 2012.

Non-traded interest rate risk
Introduction and methodology
Non-traded interest rate risk impacts earnings arising from the Group’s banking activities. This excludes positions in financial instruments which are classified as held-for-trading, or hedging items.

The Group provides a range of financial products to meet a variety of customer requirements. These products differ with regard to repricing frequency, tenor, indexation, prepayments, optionality and other features. When aggregated, they form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates.

Mismatches in these sensitivities give rise to net interest income (NII) volatility as interest rates rise and fall. For example, a bank with a floating rate loan portfolio and largely fixed rate deposits will see its net interest income rise, as interest rates rise and fall as rates decline. Due to the long-term nature of many banking book portfolios, varied interest rate repricing characteristics and maturities, it is likely the NII will vary from period to period, even if interest rates remain the same. New business volumes originated in any period, will alter the interest rate sensitivity of a bank if the resulting portfolio differs from portfolios originated in prior periods.

The Group policy is to manage interest rate sensitivity in banking book portfolios within defined risk limits. With the exception of CFG and Markets, interest rate risk is transferred from the divisions to Group Treasury. Aggregate positions are then hedged externally using cash and derivative instruments, primarily interest rate swaps, to manage exposures within Group Asset and Liability Management Committee (GALCO) approved limits.

The Group assesses interest rate risk in the banking book (IRRBB) using a set of standards to define, measure and report the risk. These standards incorporate the expected divergence between contractual terms and the actual behaviour of fixed rate loan portfolios due to refinancing incentives and the risks associated with structural hedges of interest rate insensitive balances, which relates to the stability of the underlying portfolio.

Key measures used to evaluate IRRBB are subject to approval by divisional Asset and Liability Management Committees (ALCOs) and GALCO. Limits on IRRBB are proposed by the Group Treasurer for approval by the Executive Risk Forum annually. Residual risk positions are reported on a regular basis to divisional ALCOs and monthly to the Group Balance Sheet Management Committee, GALCO, the Executive Risk Forum and the Group Board.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Non-traded interest rate risk (continued)
The Group uses a variety of approaches to quantify its interest rate risk encompassing both earnings and value metrics. IRRBB is measured using a version of the same value-at-risk (VaR) methodology that is used for the Group’s trading portfolios. Net interest income exposures are measured in terms of earnings sensitivity over time against movements in interest rates.

Value-at-risk
VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

The VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings risk measures. IRRBB VaR for the Group’s Retail and Commercial banking activities at 99% confidence level and currency analysis of period end VaR were as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

31 December 2012	46	21	65	20
31 December 2011	63	51	80	44

	31 December 2012 £m	31 December 2011 £m

Euro	19	26
Sterling	17	57
US dollar	15	61
Other	4	5

Key points
•	Interest rate exposure at 31 December 2012 was considerably lower than at 31 December 2011 and average exposure was 27% lower in 2012 than in 2011.

•
The reduction in VaR seen across all currencies reflects closer matching of the Group’s structural interest rate hedges to the behavioural maturity profile of the hedged liabilities as well as changes to the VaR methodology.

•	It is estimated that the change in methodology reduced VaR by £13.8 million (33%) on implementation.

Risk and balance sheet management (continued)

Liquidity, funding and related risks: Non-traded interest rate risk (continued)

Sensitivity of net interest income
Earnings sensitivity to rate movements is derived from a central forecast over a twelve month period. Market implied forward rates and new business volume, mix and pricing consistent with business assumptions are used to generate a base case earnings forecast.

The following table shows the sensitivity of net interest income, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening and a gradual 300 basis point flattening of the yield curve at tenors greater than a year.

	Euro	Sterling	US dollar	Other	Total
31 December 2012	£m	£m	£m	£m	£m

+ 100 basis points shift in yield curves	(29)	472	119	27	589
– 100 basis points shift in yield curves	(20)	(257)	(29)	(11)	(317)
Bear steepener					216
Bull flattener					(77)

31 December 2011

+ 100 basis points shift in yield curves	(19)	190	59	14	244
– 100 basis points shift in yield curves	25	(188)	(4)	(16)	(183)
Bear steepener					443
Bull flattener					(146)

Key points
•	The Group’s interest rate exposure remains asset sensitive, in that rising rates have a positive impact on net interest margins. The scale of this benefit has increased since 2011.

•
The primary contributors to the increased sensitivity to a 100 basis points parallel shift in the yield curve are changes to underlying business pricing assumptions and assumptions in respect of the risk of early repayment of consumer loans and deposits. The latter incorporates revisions to pricing strategies and consumer behaviour.

•
The impact of the steepening and flattening scenarios is largely driven by the reinvestment of structural hedges. The year on year change reflected a change to a longer term hedging programme implemented in 2010.

•
The reported sensitivities will vary over time due to a number of factors such as market conditions and strategic changes to the balance sheet mix and should not therefore be considered predictive of future performance.

Risk and balance sheet management (continued)

Liquidity, funding and related risks (continued)

Currency risk: Structural foreign currency exposures
The Group does not maintain material non-traded open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below shows the Group’s structural foreign currency exposures.

31 December 2012	Net assets of overseas operations	RFS MI	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures pre-economic hedges	Economic hedges (1)	Residual structural foreign currency exposures
	£m	£m	£m	£m	£m	£m	£m

US dollar	17,313	1	17,312	(2,476)	14,836	(3,897)	10,939
Euro	8,903	2	8,901	(636)	8,265	(2,179)	6,086
Other non-sterling	4,754	260	4,494	(3,597)	897	-	897

	30,970	263	30,707	(6,709)	23,998	(6,076)	17,922

31 December 2011

US dollar	17,570	1	17,569	(2,049)	15,520	(4,071)	11,449
Euro	8,428	(3)	8,431	(621)	7,810	(2,236)	5,574
Other non-sterling	5,224	272	4,952	(4,100)	852	-	852

	31,222	270	30,952	(6,770)	24,182	(6,307)	17,875

Note:
(1)	The economic hedges represents US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes.

Key points
•	The Group’s structural foreign currency exposure at 31 December 2012 was £24.0 billion and £17.9 billion before and after economic hedges respectively, broadly unchanged from the end of 2011.

•
Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currency against sterling would result in a gain of £1.3 billion (31 December 2011 - £1.3 billion) in equity, while a 5% weakening would result in a loss of £1.1 billion (31 December 2011 - £1.2 billion) in equity.

•	In 2012, the Group recorded a loss through other comprehensive income of £0.9 billion due to the strengthening of sterling against the US dollar and the euro.

Risk and balance sheet management (continued)

Credit risk
Introduction	176

Top and emerging credit risks	176

Financial assets	179
Exposure summary	179
Sector concentration	180
Asset quality	184
Debt securities	189
- IFRS measurement classification by issuer	189
- AFS reserves by issuer	190
- Ratings	191
- Asset-backed securities	192
Equity shares	193
Derivatives	195
- Summary	195
- Credit derivatives	196

Problem debt management
Renegotiations and forbearance	197
Wholesale renegotiations	197
- Asset quality	197
- Renegotiation arrangements	198
Retail forbearance	199
- Arrears status and provisions	199
- Forbearance arrangements	200
Risk elements in lending (REIL)	202
REIL, provisions and impairments	202
- Divisional analysis	202
- Sector and geographical regional analysis	204
- REIL flow statement	210
- Impairment provisions flow statement	211
- Impairment charge analysis	213

Key credit portfolios
Commercial real estate	215
Residential mortgages	221
Ulster Bank Group (Core and Non-Core)	226

Risk and balance sheet management (continued)

Credit risk
Introduction
Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. The credit risk that the Group faces arises mainly from wholesale and retail lending, provision of contingent obligations (such as letters of credit and guarantees) and counterparty credit risk arising from derivative contracts and securities financing transactions entered into with customers. Other material risks covered by the Group’s credit risk management framework are:

•	Concentration risk - the risk of an outsized loss due to the concentration of credit risk to a specific asset class or product, industry sector, customer or counterparty, or country.

•	Settlement risk - the intra-day risk that arises when the Group releases funds prior to confirmed receipt of value from a third party.

•	Issuer risk - the risk of loss on a tradable instrument (e.g. bond) due to default by the issuer.

•	Wrong way risk - the risk of loss that arises when the risk factors driving the exposure to a counterparty are positively correlated with the probability of default for that counterparty.

•
Credit mitigation risk - the risk that credit risk mitigation (for example, taking a legal charge over property to secure a customer loan) is not enforceable or that the value of such mitigation decreases, thus leading to unanticipated losses.

Top and emerging credit risks
The quantum and nature of credit risk assumed across the Group’s different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment. The Group therefore remains sensitive to the economic conditions within the geographies in which it operates, in particular the UK, Ireland, the US and the eurozone.

The following credit risks continue to be the focus of management attention.

Irish property market
The continuing challenging economic climate within Ireland has resulted in impairment levels for Irish portfolios remaining at elevated levels. In particular, high unemployment, austerity measures and general economic uncertainty have reduced real estate lease rentals. This, together with limited liquidity, has depressed asset values and reduced consumer spending with a consequent downward impact on the commercial real estate portfolio as well as broader impacts on Ulster Bank Group’s mortgage and small and medium enterprise (SME) lending portfolios. Further details on Ulster Bank Group’s credit risk profile can be found on pages 226 to 229.

Commercial real estate
While progress has been made in reducing the overall exposure and rebalancing the portfolio, commercial real estate remains a key credit concentration risk for the Group. The Group has continued to strengthen its approach to managing sector concentration risk, with a particular focus on additional controls for the commercial real estate portfolio.

However, the credit performance remains sensitive to the economic environment in the UK and Ireland. Although some improvements have been seen in commercial real estate values across prime locations, secondary and tertiary values remain subdued.

Risk and balance sheet management (continued)

Credit risk: Top and emerging credit risks (continued)
Refinancing risk remains a focus of management attention and is assessed throughout the credit risk management life cycle. In particular, it is considered as part of the early problem recognition and impairment assessment processes.

Further details on the Group’s exposure to commercial real estate can be found on page 215.

Eurozone troubles
The ongoing impact of the troubles in the eurozone continued to be felt most significantly in the banking sector, where widening credit spreads and regulatory demand for increases in Tier 1 capital and liquidity exacerbated the risk management challenges already posed by the sector’s continued weakness, as provisions and write-downs remain elevated.

A material percentage of global banking activity in risk mitigation now passes through the balance sheets of the top global players, increasing the systemic risks to the banking sector. The Group’s exposures to these banks continue to be closely managed. In particular, the Group has intensified its management of settlement risk through ongoing review of the level of risk and the operational controls in place to manage it, together with proactive actions to reduce limits. The weaker banks in the eurozone also remained subject to heightened scrutiny and the Group’s risk appetite for these banks was adjusted throughout 2012.

The Group has continued to focus on operational preparations for possible sovereign defaults and/or eurozone exits. The Group has also considered initiatives to determine and reduce redenomination risk. Further actions to mitigate risks and strengthen control in the eurozone typically included taking guarantees or insurance, updating collateral agreements, and tightening certain credit pre-approval processes.

The Group has a material exposure to Spanish AFS debt securities issued by banks and other financial institutions of £4.8 billion at 31 December 2012, predominately comprised of covered bonds backed by mortgages. Whilst the exposure was reduced by £1.6 billion during 2012, largely as a result of sales, the portfolio continues to be subject to heightened scrutiny, including undertaking stress analysis.

Further details on the Group’s approach to managing country risk and the risks faced within the eurozone can be found on pages 238 to 284.

Risk and balance sheet management (continued)

Credit risk: Top and emerging credit risks (continued)

Shipping
The downturn observed in the shipping sector since 2008 has continued, with an oversupply of vessels leading to lower asset prices and charter rates. The Group has continued to manage exposures within this portfolio intensively, with an increasing number of customers managed under the Group’s Watchlist process. The financed fleet comprises modern vessels with experienced operators and despite the difficult market conditions impairments to date have remained low. However, impairment levels remain vulnerable to a continuing underperforming market.

Further details on the Group’s shipping portfolio can be found on page 183.

Retailers
Given the cyclical nature of the retail corporate sector and its sensitivity to stressed economic conditions, the Group has continued to apply heightened scrutiny to this portfolio. Despite some high-profile failures of UK high street retailers, loss experience on the RBS retail portfolio remained low during 2012 as a result of active management. The portfolio is generally well diversified by geography and by counterparty.

Central counterparties (CCPs)
New regulation requiring greater use of CCPs for clearing over-the-counter derivatives across the industry is aimed at reducing systemic risk in the banking sector. RBS welcomes this move but recognises that the Group’s concentration risk to CCPs will rise thus exchanging concentration risk to individual counterparties for concentration risk to CCPs. CCPs are vulnerable to a significant member default, fraud and increased operational risk if their infrastructure is not developed commensurate with increased activity they undertake.

In response to this industry change, the Group has developed a tailored risk appetite and risk control framework. The Group’s central counterparty exposure is dominated by a small number of well-established, high quality and reputable clearing houses.

Renegotiations and forbearance
RBS uses renegotiations and forbearance as management tools to support viable customers through difficult financial periods in their lives or during business cycles. Used wisely, they can reduce the incidence of personal insolvency, as well as bankruptcies for otherwise successful enterprises. On a broader scale they can also help reduce the impact of “fire sale” pricing on real economic assets. However, they must be used selectively and require additional management vigilance throughout the loan life cycle. The Group has continued to take steps to improve its management and reporting of such loans within both corporate and retail businesses.

Further details on forbearance can be found on page 200.

Risk and balance sheet management (continued)

Credit risk (continued)

Financial assets
Exposure summary
The table below analyses the Group’s financial asset exposures, both gross and net of offset arrangements.
	Gross exposure	IFRS offset (1)	Carrying value	Non-IFRS offset (2)	Exposure post offset
31 December 2012	£m	£m	£m	£m	£m

Cash and balances at central banks	79,308	-	79,308	-	79,308
Reverse repos	143,207	(38,377)	104,830	(17,439)	87,391
Lending (3)	464,691	(1,460)	463,231	(34,941)	428,290
Debt securities	164,624	-	164,624	-	164,624
Equity shares	15,237	-	15,237	-	15,237
Derivatives (4)	815,394	(373,476)	441,918	(408,004)	33,914
Settlement balances	8,197	(2,456)	5,741	(1,760)	3,981
Other financial assets	924	-	924	-	924

Total	1,691,582	(415,769)	1,275,813	(462,144)	813,669
Short positions	(27,591)	-	(27,591)	-	(27,591)

Net of short positions	1,663,991	(415,769)	1,248,222	(462,144)	786,078

31 December 2011

Cash and balances at central banks	79,396	-	79,396	-	79,396
Reverse repos	138,539	(37,605)	100,934	(15,246)	85,688
Lending (3)	517,474	-	517,474	(41,129)	476,345
Debt securities	209,080	-	209,080	-	209,080
Equity shares	15,188	-	15,188	-	15,188
Derivatives (4)	1,074,548	(544,491)	530,057	(478,848)	51,209
Settlement balances	9,144	(1,359)	7,785	(2,221)	5,564
Other financial assets	1,309	-	1,309	-	1,309

Total	2,044,678	(583,455)	1,461,223	(537,444)	923,779
Short positions	(41,039)	-	(41,039)	-	(41,039)

Net of short positions	2,003,639	(583,455)	1,420,184	(537,444)	882,740

Notes:
(1)
Relates to offset arrangements that comply with IFRS criteria and to transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)
This reflects the amounts by which the Group’s credit risk is reduced through arrangements such as master netting agreements and cash management pooling. In addition, the Group holds collateral in respect of individual loans and advances. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group also obtains collateral in the form of securities relating to reverse repo and derivative transactions.

(3)
Lending non-IFRS offset includes cash collateral posted against derivative liabilities of £24.6 billion, (31 December 2011 - £31.4 billion) and cash management pooling of £10.3 billion, (31 December 2011 - £9.8 billion).

(4)	Derivative non-IFRS offset includes cash collateral received against derivative assets of £34 billion (31 December 2011 - £37.2 billion). Refer to page 195.

Risk and balance sheet management (continued)

Credit risk: Financial assets (continued)

Sector concentration
The table below analyses financial assets by sector.

			Lending			Securities
		Reverse repos	Core	Non-Core	Total	Debt	Equity	Derivatives	Other	Balance sheet value	Other offset	Exposure post offset (1)
	31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Government (2)	441	8,485	1,368	9,853	97,339	-	5,791	591	114,015	(5,151)	108,864
Financial institutions	- banks (3)	34,783	30,917	477	31,394	11,555	1,643	335,521	79,308	494,204	(341,103)	153,101
	- other (4)	69,256	39,658	2,540	42,198	50,104	2,672	80,817	5,591	250,638	(97,589)	153,049
Personal	- mortgages	-	146,770	2,855	149,625	-	-	-	-	149,625	-	149,625
	- unsecured	-	31,247	965	32,212	-	-	-	4	32,216	-	32,216
	Property	-	43,602	28,617	72,219	774	318	4,118	-	77,429	(1,333)	76,096
	Construction	-	6,020	2,029	8,049	17	264	820	-	9,150	(1,687)	7,463
	Manufacturing	326	22,234	1,553	23,787	836	1,639	1,759	144	28,491	(3,775)	24,716
	Finance leases (5)	-	9,201	4,408	13,609	82	1	13	-	13,705	-	13,705
	Retail, wholesale and repairs	-	20,842	1,094	21,936	461	1,807	914	41	25,159	(1,785)	23,374
	Transport and storage	-	14,590	3,751	18,341	659	382	3,397	2	22,781	(3,240)	19,541
	Health, education and leisure	-	15,770	935	16,705	314	554	904	59	18,536	(964)	17,572
	Hotels and restaurants	-	6,891	986	7,877	144	51	493	11	8,576	(348)	8,228
	Utilities	-	5,131	1,500	6,631	1,311	638	3,170	50	11,800	(2,766)	9,034
	Other	24	26,315	3,742	30,057	1,886	5,380	4,201	172	41,720	(2,403)	39,317

	Total gross of provisions	104,830	427,673	56,820	484,493	165,482	15,349	441,918	85,973	1,298,045	(462,144)	835,901
	Provisions	-	(10,062)	(11,200)	(21,262)	(858)	(112)	-	-	(22,232)	n/a	(22,232)

	Total	104,830	417,611	45,620	463,231	164,624	15,237	441,918	85,973	1,275,813	(462,144)	813,669

For the notes to this table refer to page 181.

RBS Group – Annual Results 2012

Risk and balance sheet management (continued)

Credit risk: Financial assets: Sector concentration (continued)

			Lending			Securities
		Reverse repos	Core	Non-Core	Total	Debt	Equity	Derivatives	Other	Balance sheet value	Other offset	Exposure post offset (1)
	31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Government (2)	2,247	8,359	1,383	9,742	125,543	-	5,541	641	143,714	(1,098)	142,616
Financial institutions	- banks (3)	39,345	43,374	706	44,080	16,940	2,218	400,261	79,396	582,240	(407,457)	174,783
	- other (4)	58,478	48,598	3,272	51,870	60,628	2,501	98,255	7,451	279,183	(119,717)	159,466
Personal	- mortgages	-	144,171	5,102	149,273	-	-	-	-	149,273	-	149,273
	- unsecured	-	32,868	1,556	34,424	-	-	-	52	34,476	(7)	34,469
	Property	-	42,994	38,064	81,058	573	175	4,599	1	86,406	(1,274)	85,132
	Construction	-	7,197	2,672	9,869	50	53	946	-	10,918	(1,139)	9,779
	Manufacturing	254	23,708	4,931	28,639	664	1,938	3,786	306	35,587	(2,214)	33,373
	Finance leases (5)	-	8,440	6,059	14,499	145	2	75	-	14,721	(16)	14,705
	Retail, wholesale and repairs	-	22,039	2,339	24,378	645	2,652	1,134	18	28,827	(1,671)	27,156
	Transport and storage	436	16,581	5,477	22,058	539	74	3,759	-	26,866	(241)	26,625
	Health, education and leisure	-	16,073	1,419	17,492	310	21	885	-	18,708	(973)	17,735
	Hotels and restaurants	-	7,709	1,161	8,870	116	5	671	-	9,662	(184)	9,478
	Utilities	-	6,557	1,849	8,406	1,530	554	3,708	30	14,228	(450)	13,778
	Other	174	28,769	4,721	33,490	3,785	5,136	6,437	595	49,617	(1,003)	48,614

	Total gross of provisions	100,934	457,437	80,711	538,148	211,468	15,329	530,057	88,490	1,484,426	(537,444)	946,982
	Provisions	-	(9,187)	(11,487)	(20,674)	(2,388)	(141)	-	-	(23,203)	n/a	(23,203)

	Total	100,934	448,250	69,224	517,474	209,080	15,188	530,057	88,490	1,461,223	(537,444)	923,779

Notes:
(1)
This shows the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

(2)	Includes central and local government.
(3)	Financial institutions in banks includes £79.3 billion (31 December 2011 - £79.3 billion; 31 December 2010 - £57.0 billion) relating to cash and balances at central banks.
(4)	Loans made by the Group's consolidated conduits to asset owning companies are included within Finance.
(5)	Includes instalment credit.

RBS Group – Annual Results 2012

Risk and balance sheet management (continued)

Credit risk: Financial assets: Sector concentration (continued)

Key points
•
Financial asset exposures after offset decreased by £110 billion or 12% to £814 billion, reflecting the Group’s focus on reducing its funded balance sheet, primarily in Non-Core, Markets and International Banking.

•
Reductions were across all major balance sheet categories: lending (£54 billion), debt securities (£44 billion) and derivatives (£88 billion). Conditions in the financial markets and the Group’s focus on risk appetite and sector concentration had a direct impact on the composition of its portfolio during the year.

•
Exposures to central and local governments decreased by £34 billion principally in debt securities. This was driven by Markets de-risking its balance sheet, management of the Group Treasury liquidity portfolio as well as overall risk reduction in respect of eurozone exposures. The Group’s portfolio comprises exposures to central governments and sub-sovereigns such as local authorities, primarily in the Group’s key markets in the UK, Western Europe and the US.

•	Exposure to financial institutions was £28 billion lower, across securities, loans and derivatives, driven by economy-wide subdued activity.
○
The banking sector is one of the largest in the Group’s portfolio. The sector is well diversified geographically and by exposure with derivative exposures being largely collateralised. The sector is tightly controlled through the combination of the single name concentration framework, a suite of credit policies specifically tailored to the sector and country limits. Exposures to the banking sector decreased by £22 billion during the year, primarily due to reduced interbank lending and derivative activity, and a reduction in limits to banks in countries under stress, such as the peripheral eurozone countries.

○
Exposure to other financial institutions comprising traded and non-traded products is spread across a wide range of financial companies including insurance, securitisation vehicles, financial intermediaries including broker dealers and central counterparties (CCPs), financial guarantors - monolines and CDPCs - and funds comprising unleveraged, hedge and leveraged funds. The size of the Core portfolio has decreased marginally since 2011. Entities in this sector remain vulnerable to market shocks or contagion from the banking sector. Credit risk in these sectors is managed through the single name concentration, sector concentration and asset and product class frameworks, with specific sector and product caps in place where there is a perception of heightened credit risk, such as committed lending to banks, leveraged funds and insurance holding companies. The Group continues to develop its risk appetite framework for CCPs to reflect increased activity with these entities driven by regulatory requirements. The Group is also managing down its exposures to monolines and CDPCs with the aim of exiting these portfolios.

•
The Group’s exposure to property and construction sector decreased by £11 billion, principally in commercial real estate lending. The majority of the Group’s Core property exposure is within UK Corporate (73%). In relation to property exposure, the UK Corporate and Ulster Bank divisions saw further deterioration in asset quality during the year.

RBS Group – Annual Results 2012

Risk and balance sheet management (continued)

Credit risk: Financial assets: Sector concentration (continued)

Key points (continued)
•
Retail, wholesale and repairs sector decreased by £4 billion, reflecting de-leveraging of customers in the retail sector. Manufacturing exposure reduced by £9 billion primarily reflecting Non-Core reductions.

•
Transport and storage includes the Group’s shipping exposures of £11 billion which comprises asset-backed exposures to ocean-going vessels. Excluding the impact of foreign exchange movements, the Group’s exposure to the shipping sector decreased marginally during the year. Conditions remained poor across the major shipping market segments in 2012, with low charter rates and vessel values.  A key protection for the Group is the minimum security covenant which is tested each quarter on an individual vessel basis to ensure prompt remedial action is taken if values fall significantly below agreed loan coverage ratios. There was an increase in the number of clients suffering liquidity issues or failing to meet their minimum security covenant and a commensurate rise in referrals to the Group’s heightened monitoring process and GRG (‘watchlist red’). As at 31 December 2012, 20% of the Group’s exposure was classified as watchlist red. The Group’s exposure to the shipping sector (including shipping related infrastructure) declined by 3.5% in 2012 as a result of amortisation and foreign exchange movements. At 31 December 2012, £0.7 billion of loans were included in risk elements in lending with an associated provision of £0.2 billion and impairment charge of £0.1 billion for 2012.

•	Within lending:
○
UK Retail increased its lending to homeowners by £4.1 billion, including first-time buyers, reflecting the impact of the UK government’s Funding for Lending Scheme (FLS); unsecured lending balances fell.

○
UK Corporate lending decreased by £3.8 billion, reflecting a combination of customer deleveraging with low business confidence and portfolio de-risking, particularly in commercial real estate, which fell by £3.5 billion. Other sectors in aggregate were broadly flat.

○
Non-Core continued to make significant progress on its balance sheet strategy by reducing  lending by £24 billion across all sectors, principally property and construction, where commercial real estate lending decreased by £9.4 billion, reflecting repayments and asset sales.

•	For further discussion on debt securities and derivatives, see pages 189 and 195 respectively.

RBS Group – Annual Results 2012

Risk and balance sheet management (continued)

Credit risk: Financial assets (continued)

Asset quality: Group
The table below analyses the Group’s financial assets excluding debt securities by internal asset quality (AQ) ratings. Debt securities are analysed by external ratings and are therefore excluded from the table below and are set out on page 191.

		Loans and advances
	Cash and balances at central banks	Banks				Customers				Settlement balances and other financial assets
		Reverse Repos	Derivative cash collateral	Other	Total	Reverse Repos	Derivative cash collateral	Other	Total		Derivatives	Commitments	Contingent liabilities	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	78,039	17,806	3,713	10,913	32,432	42,963	15,022	39,734	97,719	2,671	100,652	63,785	8,113	383,411
AQ2	12	3,556	4,566	526	8,648	710	704	13,101	14,515	185	108,733	20,333	2,810	155,236
AQ3	1,156	5,703	2,241	2,757	10,701	2,886	3,917	25,252	32,055	539	152,810	23,727	7,431	228,419
AQ4	100	6,251	1,761	2,734	10,746	14,079	2,144	104,060	120,283	1,202	58,705	40,196	5,736	236,968
AQ5	-	1,183	469	787	2,439	8,163	679	92,147	100,989	659	13,244	28,165	2,598	148,094
AQ6	-	282	39	357	678	86	50	40,096	40,232	73	2,175	13,854	1,380	58,392
AQ7	-	2	-	236	238	1,133	12	36,223	37,368	191	3,205	19,219	1,275	61,496
AQ8	-	-	-	68	68	4	2	12,812	12,818	8	262	5,688	185	19,029
AQ9	1	-	-	93	93	23	7	17,431	17,461	137	1,360	1,363	95	20,510
AQ10	-	-	-	-	-	-	-	807	807	1	772	1,454	238	3,272
Past due	-	-	-	-	-	-	249	10,285	10,534	999	-	-	-	11,533
Impaired	-	-	-	134	134	-	-	38,365	38,365	-	-	-	-	38,499
Impairment provision	-	-	-	(114)	(114)	-	-	(21,148)	(21,148)	-	-	-	-	(21,262)

	79,308	34,783	12,789	18,491	66,063	70,047	22,786	409,165	501,998	6,665	441,918	217,784	29,861	1,343,597

RBS Group – Annual Results 2012

Risk and balance sheet management (continued)

Credit risk: Financial assets: Asset quality: Core

		Loans and advances
	Cash and balances at central banks	Banks				Customers				Settlement balances and other financial assets
		Reverse Repos	Derivative cash collateral	Other	Total	Reverse Repos	Derivative cash collateral	Other	Total		Derivatives	Commitments	Contingent liabilities	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	78,003	17,806	3,713	10,466	31,985	42,963	15,022	32,337	90,322	2,671	99,882	62,440	7,822	373,125
AQ2	12	3,556	4,566	521	8,643	710	704	10,551	11,965	185	108,107	20,207	2,792	151,911
AQ3	1,046	5,703	2,241	2,738	10,682	2,886	3,917	21,688	28,491	539	152,462	23,392	7,419	224,031
AQ4	100	6,251	1,761	2,729	10,741	14,079	2,144	99,771	115,994	1,202	57,650	39,832	5,648	231,167
AQ5	-	1,183	469	785	2,437	8,163	679	87,429	96,271	659	12,082	27,501	2,508	141,458
AQ6	-	282	39	356	677	86	50	36,891	37,027	73	1,476	13,140	1,353	53,746
AQ7	-	2	-	186	188	1,133	12	32,032	33,177	191	2,536	17,824	949	54,865
AQ8	-	-	-	68	68	4	2	10,731	10,737	8	247	5,607	146	16,813
AQ9	1	-	-	93	93	-	7	14,979	14,986	137	979	1,088	93	17,377
AQ10	-	-	-	-	-	-	-	684	684	1	448	832	149	2,114
Past due	-	-	-	-	-	-	249	9,528	9,777	991	-	-	-	10,768
Impaired	-	-	-	133	133	-	-	17,418	17,418	-	-	-	-	17,551
Impairment provision	-	-	-	(113)	(113)	-	-	(9,949)	(9,949)	-	-	-	-	(10,062)

	79,162	34,783	12,789	17,962	65,534	70,024	22,786	364,090	456,900	6,657	435,869	211,863	28,879	1,284,864

RBS Group – Annual Results 2012

Risk and balance sheet management (continued)

Credit risk: Financial assets: Asset quality: Non-Core

		Loans and advances
	Cash and balances at central banks	Banks				Customers				Settlement balances and other financial assets
		Reverse Repos	Derivative cash collateral	Other	Total	Reverse Repos	Derivative cash collateral	Other	Total		Derivatives	Commitments	Contingent liabilities	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	36	-	-	447	447	-	-	7,397	7,397	-	770	1,345	291	10,286
AQ2	-	-	-	5	5	-	-	2,550	2,550	-	626	126	18	3,325
AQ3	110	-	-	19	19	-	-	3,564	3,564	-	348	335	12	4,388
AQ4	-	-	-	5	5	-	-	4,289	4,289	-	1,055	364	88	5,801
AQ5	-	-	-	2	2	-	-	4,718	4,718	-	1,162	664	90	6,636
AQ6	-	-	-	1	1	-	-	3,205	3,205	-	699	714	27	4,646
AQ7	-	-	-	50	50	-	-	4,191	4,191	-	669	1,395	326	6,631
AQ8	-	-	-	-	-	-	-	2,081	2,081	-	15	81	39	2,216
AQ9	-	-	-	-	-	23	-	2,452	2,475	-	381	275	2	3,133
AQ10	-	-	-	-	-	-	-	123	123	-	324	622	89	1,158
Past due	-	-	-	-	-	-	-	757	757	8	-	-	-	765
Impaired	-	-	-	1	1	-	-	20,947	20,947	-	-	-	-	20,948
Impairment provision	-	-	-	(1)	(1)	-	-	(11,199)	(11,199)	-	-	-	-	(11,200)

	146	-	-	529	529	23	-	45,075	45,098	8	6,049	5,921	982	58,733

RBS Group – Annual Results 2012

Risk and balance sheet management (continued)

Credit risk: Financial assets: Asset quality (continued)

	Cash and balances at central banks	Loans and advances		Settlement balances and other financial assets
		Banks (1)	Customers		Derivatives	Commit- ments	Contingent liabilities	Total
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m

Total
AQ1	78,692	74,279	114,424	5,152	482,053	75,356	14,076	844,032
AQ2	342	1,881	15,810	93	8,177	24,269	3,154	53,726
AQ3	223	1,981	34,017	546	10,827	23,471	4,427	75,492
AQ4	19	1,612	108,262	760	14,421	40,071	5,847	170,992
AQ5	90	1,261	118,056	124	6,516	34,593	4,301	164,941
AQ6	9	188	50,428	46	2,221	17,153	1,662	71,707
AQ7	8	432	33,218	13	2,393	19,163	1,037	56,264
AQ8	7	30	12,622	19	1,252	4,159	276	18,365
AQ9	5	83	16,429	324	1,150	2,286	943	21,220
AQ10	1	164	784	6	1,047	2,354	221	4,577
Past due	-	2	11,591	1,623	-	-	-	13,216
Impaired	-	137	39,921	414	-	-	-	40,472
Impairment provision	-	(123)	(20,551)	(26)	-	-	-	(20,700)

	79,396	81,927	535,011	9,094	530,057	242,875	35,944	1,514,304

Core

AQ1	78,634	73,689	95,691	5,034	478,177	69,220	13,249	813,694
AQ2	342	1,877	14,158	91	7,500	23,404	3,122	50,494
AQ3	56	1,967	30,546	546	10,360	22,319	4,354	70,148
AQ4	18	1,557	101,646	759	13,475	38,808	5,655	161,918
AQ5	90	1,256	110,911	124	5,087	33,226	4,092	154,786
AQ6	9	140	44,012	46	1,987	16,118	1,634	63,946
AQ7	8	432	28,953	13	796	17,514	949	48,665
AQ8	7	20	10,608	19	666	4,068	236	15,624
AQ9	5	83	11,938	276	592	1,769	898	15,561
AQ10	1	164	478	6	339	1,274	180	2,442
Past due	-	2	10,047	1,623	-	-	-	11,672
Impaired	-	136	16,457	413	-	-	-	17,006
Impairment provision	-	(122)	(9,065)	(25)	-	-	-	(9,212)

	79,170	81,201	466,380	8,925	518,979	227,720	34,369	1,416,744

For the note to this table refer to page 188.

RBS Group – Annual Results 2012

Risk and balance sheet management (continued)

Credit risk: Financial assets: Asset quality (continued)

	Cash and balances at central banks	Loans and advances		Settlement balances and other financial assets
		Banks (1)	Customers		Derivatives	Commit- ments	Contingent liabilities	Total
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m

Non-Core
AQ1	58	590	18,733	118	3,876	6,136	827	30,338
AQ2	-	4	1,652	2	677	865	32	3,232
AQ3	167	14	3,471	-	467	1,152	73	5,344
AQ4	1	55	6,616	1	946	1,263	192	9,074
AQ5	-	5	7,145	-	1,429	1,367	209	10,155
AQ6	-	48	6,416	-	234	1,035	28	7,761
AQ7	-	-	4,265	-	1,597	1,649	88	7,599
AQ8	-	10	2,014	-	586	91	40	2,741
AQ9	-	-	4,491	48	558	517	45	5,659
AQ10	-	-	306	-	708	1,080	41	2,135
Past due	-	-	1,544	-	-	-	-	1,544
Impaired	-	1	23,464	1	-	-	-	23,466
Impairment provision	-	(1)	(11,486)	(1)	-	-	-	(11,488)

	226	726	68,631	169	11,078	15,155	1,575	97,560

Note:
(1)	Excluding items in the course of collection from other banks of £1,470 million.

Key points
•
In 2012, the Group implemented material updates to certain models, including those used for sovereign and financial institution counterparties, to incorporate more recent data and reflect new regulatory requirements applicable to wholesale internal ratings based modelling. This has resulted in ratings migration from AQ1, primarily to AQ2-AQ5.  The Group had modified various risk frameworks, including risk appetite framework and latent loss assessment in anticipation of   these changes. Further updates, primarily of models used for the corporate counterparties, are planned for 2013. The AQ composition of the corporate portfolio has not changed materially during the year.

•
Loans and advances to banks: AQ1 balances decreased by £41.8 billion reflecting the balance sheet reduction, mainly in Markets and also the impact of model changes which resulted in certain counterparties moving to lower AQ bands, primarily to AQ2-AQ4, which increased by £6.8 billion, £8.7 billion and £9.1 billion respectively.

•
Loans and advances to customers: Lower internal ratings due to model changes resulted in balances shifting from AQ1 to lower bands. The decrease in AQ5 and AQ6 balances is in line with the overall balance sheet reduction.

•
Derivatives: Balance sheet reductions in Markets and model updates resulted in decrease in AQ1 balances. Increase in AQ2-AQ4 balances reflects the re-grading of counterparties previously included in AQ1.

•
Impaired and past due assets, net of impairment provisions, comprise 37% of Non-Core balances. Continued weakness in commercial real estate market overall and difficult conditions in Ireland are significant contributors to this.

RBS Group – Annual Results 2012

Risk and balance sheet management (continued)

Credit risk: Financial assets (continued)
Debt securities
IFRS measurement classification by issuer
The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies; financial institutions includes US government sponsored agencies and securitisation entities.

	Central and local government
	UK	US	Other	Banks	Other financial institutions	Corporate	Total	Of which ABS (1)
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	7,692	17,349	27,195	2,243	21,876	2,015	78,370	18,619
Designated as at fair value	-	-	123	86	610	54	873	516
Available-for-sale (AFS)	9,774	19,046	16,155	8,861	23,890	3,167	80,893	30,743
Loans and receivables	5	-	-	365	3,728	390	4,488	3,707

Long positions	17,471	36,395	43,473	11,555	50,104	5,626	164,624	53,585

Of which US agencies	-	5,380	-	-	21,566	-	26,946	24,828

Short positions (HFT)	(1,538)	(10,658)	(11,355)	(1,036)	(1,595)	(798)	(26,980)	(17)

Available-for-sale
Gross unrealised gains	1,007	1,092	1,187	110	660	120	4,176	764
Gross unrealised losses	-	(1)	(14)	(509)	(1,319)	(4)	(1,847)	(1,817)

31 December 2011

Held-for-trading	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value	1	-	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	-	1	312	5,259	477	6,059	5,200

Long positions	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

Of which US agencies	-	4,896	-	-	25,924	-	30,820	28,558

Short positions (HFT)	(3,098)	(10,661)	(19,136)	(2,556)	(2,854)	(754)	(39,059)	(352)

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	-	-	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

Note:
(1)	Asset-backed securities.

RBS Group – Annual Results 2012

Risk and balance sheet management (continued)

Credit risk: Financial assets: Debt securities (continued)

AFS reserves by issuer
The table below analyses available-for-sale (AFS) debt securities and related reserves, gross of tax.

	31 December 2012				31 December 2011
	UK	US	Other (1)	Total	UK	US	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Government (2)	9,774	19,046	16,155	44,975	13,436	20,848	25,552	59,836
Banks	1,085	357	7,419	8,861	1,391	376	11,408	13,175
Other financial institutions	2,861	10,613	10,416	23,890	3,100	17,453	11,199	31,752
Corporate	1,318	719	1,130	3,167	1,105	131	1,299	2,535

Total	15,038	30,735	35,120	80,893	19,032	38,808	49,458	107,298

Of which ABS	3,558	14,209	12,976	30,743	3,659	20,256	16,820	40,735

AFS reserves (gross)	667	763	(1,277)	153	845	486	(1,815)	(484)

Notes:
(1)	Includes eurozone countries as detailed in the Country risk section of this report (page 239).
(2)	Includes central and local government.

Key points
•
Debt securities decreased by £44.5 billion or 21% during the year, principally due to a reduction of £26.4 billion in available-for-sale (AFS) across the Group and £16.7 billion of HFT positions within Markets reflecting a combination of de-risking strategies and active balance sheet management.

•	HFT: The £16.7 billion decrease comprised £13.3 billion of central and local government, £1.3 billion of financial institutions, £1.2 billion of banks and £0.9 billion of corporate:
○
Decrease in UK and US government bonds of £1.3 billion and £2.3 billion respectively reflected maturities and disposals in line with Markets balance sheet management strategy and unwinding of positions.

	○	Reduction in other government bonds principally French, Italian, Swiss and Japanese, was partially offset by moves to German and Belgian bonds.
•
AFS: Decreased by £26.4 billion, comprising £14.9 billion of central and local government, other financial institutions £7.8 billion, banks £4.3 billion and offset by an increase in corporate of £0.6 billion:

	○	UK and US government bonds fell by £3.7 billion and £1.8 billion respectively, primarily due to disposals.
	○	Group Treasury reduced its liquidity portfolio, reflecting smaller balance sheet, resulting in lower government bonds primarily German and French (£6.0 billion)
	○	Japanese government bonds fell by £2.2 billion as smaller collateral was required following a change in clearing status from direct (self-clearing) to agency.
○
Reduction in ABS: US agency decrease reflected maturities and disposals in light of favourable market conditions in the US, Markets, and US Retail & Commercial; and Non-Core strategic reductions also contributed to the decrease in bonds issued by financial institutions.

○
Bank bonds decreased by £4.3 billion of which £1.7 billion related to Spanish covered bonds reflecting disposals by Group Treasury, and lower positions in Australian and German securities reflected the close out of positions and maturities, respectively.

Risk and balance sheet management (continued)

Credit risk: Financial assets: Debt securities (continued)

Ratings
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor’s, Moody’s and Fitch.

	Central and local government
	UK	US	Other	Banks	Other financial institutions	Corporate	Total	Total	Of which ABS
31 December 2012	£m	£m	£m	£m	£m	£m	£m	%	£m

AAA	17,471	31	17,167	2,304	11,502	174	48,649	30	10,758
AA to AA+	-	36,357	7,424	1,144	26,403	750	72,078	44	28,775
A to AA-	-	6	11,707	2,930	3,338	1,976	19,957	12	2,897
BBB- to A-	-	-	6,245	4,430	4,217	1,643	16,535	10	7,394
Non-investment grade	-	-	928	439	3,103	614	5,084	3	2,674
Unrated	-	1	2	308	1,541	469	2,321	1	1,087

	17,471	36,395	43,473	11,555	50,104	5,626	164,624	100	53,585

31 December 2011

AAA	22,451	45	32,522	5,155	15,908	452	76,533	37	17,156
AA to AA+	-	40,435	2,000	2,497	30,403	639	75,974	36	33,615
A to AA-	-	1	24,966	6,387	4,979	1,746	38,079	18	6,331
BBB- to A-	-	-	2,194	2,287	2,916	1,446	8,843	4	4,480
Non-investment grade	-	-	924	575	5,042	1,275	7,816	4	4,492
Unrated	-	3	2	39	1,380	411	1,835	1	1,235

	22,451	40,484	62,608	16,940	60,628	5,969	209,080	100	67,309

Key points
•
AAA rated debt securities decreased as France and Austria were downgraded to AA+ in the first half of the year and also reflected the Group’s reduced holdings of UK government bonds.  Additionally, certain Spanish covered bonds were downgraded in H1 2012.

•	The decrease in A to AA- debt securities related to downgrades of Italy and Spain to BBB+ and BBB- respectively, in H1 2012, along with a downgrade of selected banks.

•	Non-investment grade and unrated debt securities decreased by £2.2 billion and accounted for 4% of the portfolio.

RBS Group – Annual Results 2012

Risk and balance sheet management (continued)

Credit risk: Financial assets: Debt securities (continued)

Asset-backed securities
The table below summarises the rating levels of ABS carrying values.
	RMBS
	Government sponsored or similar (1)	Prime	Non- conforming	Sub-prime	MBS covered bond	CMBS	CDOs	CLOs	ABS covered bond	ABS other	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	2,454	2,854	1,487	11	639	396	92	1,181	165	1,479	10,758
AA to AA+	23,692	613	88	26	102	2,551	7	887	340	469	28,775
A to AA-	201	302	275	33	155	808	74	146	20	883	2,897
BBB- to A-	990	53	141	86	4,698	441	32	291	8	654	7,394
Non-investment grade (2)	20	641	454	330	136	304	421	133	-	235	2,674
Unrated (3)	-	108	8	298	-	23	94	388	-	168	1,087

	27,357	4,571	2,453	784	5,730	4,523	720	3,026	533	3,888	53,585

Of which in Non-Core	-	651	404	154	-	780	494	2,228	-	850	5,561

31 December 2011

AAA	4,169	3,599	1,488	105	2,595	647	135	2,171	625	1,622	17,156
AA to AA+	29,252	669	106	60	379	710	35	1,533	321	550	33,615
A to AA-	131	506	110	104	2,567	1,230	161	697	100	725	6,331
BBB- to A-	-	39	288	93	1,979	333	86	341	-	1,321	4,480
Non-investment grade (2)	21	784	658	396	-	415	1,370	176	-	672	4,492
Unrated (3)	-	148	29	146	-	56	170	423	-	263	1,235

	33,573	5,745	2,679	904	7,520	3,391	1,957	5,341	1,046	5,153	67,309

Of which in Non-Core	-	837	477	308	-	830	1,656	4,227	-	1,861	10,196

Notes:
(1)	Includes US agency and Dutch government guaranteed securities.
(2)
Includes HFT £1,177 million (31 December 2011 - £1,682 million), DFV £7 million (31 December 2011 - nil), AFS £1,173 million (31 December 2011 - £2,056 million) and LAR £317 million (31 December 2011 - £754 million).

(3)	Includes HFT £808 million (31 December 2011 - £804 million), AFS £149 million (31 December 2011 - £249 million) and LAR £130 million (31 December 2011 - £182 million).

RBS Group – Annual Results 2012

Risk and balance sheet management (continued)

Credit risk: Financial assets (continued)
Equity shares
The table below analyses holdings of equity shares for Eurozone countries and other countries with balances more than £100 million holdings of equity shares by country, issuer and measurement classification. The HFT portfolios in Markets comprise positions in the Markets Derivative Products Solutions business primarily for economic hedging of liabilities including debt issuances and equity derivatives. The AFS portfolios include  capital stock in the Federal Home Loans Bank (a government sponsored entity, included in Other FI) and the Federal Reserve Bank together £0.7 billion, that US Retail & Commercial are required to hold and a number of individually small holdings in unlisted companies, mainly acquired through loan renegotiations in GRG.

	31 December 2012
	HFT/DFV (1)				AFS
Countries	Banks £m	Other FI (2) £m	Corporate £m	Total £m	Banks £m	Other FI (2) £m	Corporate £m	Total £m	Total £m	AFS reserves £m	HFT short positions £m

Ireland	-	126	47	173	-	17	-	17	190	-	(3)
Spain	18	-	110	128	-	-	33	33	161	(41)	-
Italy	7	1	33	41	-	5	-	5	46	-	(15)
Greece	-	-	6	6	-	-	-	-	6	-	-
Portugal	-	-	5	5	-	-	-	-	5	-	-

Eurozone periphery	25	127	201	353	-	22	33	55	408	(41)	(18)

Netherlands	20	197	465	682	-	-	156	156	838	(19)	(21)
France	10	75	142	227	-	1	104	105	332	23	(10)
Luxembourg	14	196	77	287	-	6	3	9	296	1	(1)
Germany	33	1	106	140	-	-	-	-	140	-	(54)
Belgium	-	23	6	29	-	3	-	3	32	1	(1)
Other	18	3	110	131	-	-	-	-	131	-	(14)

Total eurozone	120	622	1,107	1,849	-	32	296	328	2,177	(35)	(119)

Countries
US	208	619	2,663	3,490	307	419	-	726	4,216	7	(132)
UK	372	163	2,648	3,183	35	51	155	241	3,424	73	(35)
Japan	24	67	973	1,064	-	2	-	2	1,066	-	(1)
South Korea	32	72	880	984	-	-	-	-	984	-	-
China	331	147	357	835	-	14	3	17	852	7	(3)
India	29	68	220	317	-	-	-	-	317	-	-
Taiwan	2	31	259	292	-	-	-	-	292	-	(11)
Australia	77	45	159	281	-	-	-	-	281	-	(17)
Canada	14	25	200	239	-	-	2	2	241	2	(277)
Hong Kong	2	81	97	180	-	-	4	4	184	2	-
Russia	16	4	158	178	-	-	-	-	178	-	-
Romania	-	123	-	123	-	-	-	-	123	-	-
MDB and supranationals (3)	-	-	156	156	-	-	-	-	156	-	-
Other	74	50	567	691	-	37	18	55	746	28	(16)

Total	1,301	2,117	10,444	13,862	342	555	478	1,375	15,237	84	(611)

For the notes to this table refer to page 194.

Risk and balance sheet management (continued)

Credit risk: Financial assets: Equity shares (continued)

	31 December 2011
	HFT/DFV (1)				AFS
Countries	Banks £m	Other FI (2) £m	Corporate £m	Total £m	Banks £m	Other FI (2) £m	Corporate £m	Total £m	Total £m	AFS reserves £m	HFT short positions £m

Ireland	-	7	208	215	-	6	-	6	221	-	(4)
Spain	55	2	75	132	-	-	72	72	204	(4)	(16)
Italy	11	1	51	63	-	5	-	5	68	-	(4)
Greece	-	1	2	3	-	-	-	-	3	-	(22)
Portugal	-	-	-	-	-	-	5	5	5	-	(1)

Eurozone periphery	66	11	336	413	-	11	77	88	501	(4)	(47)

Netherlands	1	67	671	739	-	55	-	55	794	(76)	(82)
France	12	15	117	144	3	2	97	102	246	20	(62)
Luxembourg	-	201	90	291	383	3	-	386	677	17	-
Germany	23	4	114	141	-	-	-	-	141	-	(186)
Belgium	2	8	4	14	-	15	1	16	30	10	(10)
Other	18	15	102	135	-	-	-	-	135	-	(58)

Total eurozone	122	321	1,434	1,877	386	86	175	647	2,524	(33)	(445)

Countries
US	120	97	1,442	1,659	323	575	52	950	2,609	128	(544)
UK	420	217	2,785	3,422	33	215	64	312	3,734	40	(145)
Japan	43	82	1,289	1,414	-	1	-	1	1,415	-	(3)
South Korea	2	47	299	348	-	-	-	-	348	-	(3)
China	510	228	637	1,375	-	13	-	13	1,388	4	(6)
India	35	14	314	363	-	-	-	-	363	-	-
Taiwan	2	37	226	265	-	-	-	-	265	-	(4)
Australia	95	90	406	591	-	-	14	14	605	2	(219)
Canada	-	4	148	152	-	-	2	2	154	2	(449)
Hong Kong	10	45	100	155	-	-	3	3	158	(2)	(2)
Russia	30	-	215	245	-	-	-	-	245	-	(2)
Romania	1	45	-	46	-	-	-	-	46	-	-
MDB and supranationals (3)	-	-	233	233	-	-	-	-	233	-	-
Other	86	381	600	1,067	-	3	31	34	1,101	26	(158)

Total	1,476	1,608	10,128	13,212	742	893	341	1,976	15,188	167	(1,980)

Notes:
(1)
Designated as at fair value through profit or loss (DFV) balances are £533 million (31 December 2011 - £773 million) of which nil banks (31 December 2011 - nil), £61 million other financial institutions (31 December 2011 - £81 million) and £472 million corporate (31 December 2011 - £692 million).

(2)	Other financial institutions including government sponsored entities (GSEs).
(3)	MDB - Multilateral development banks.

Risk and balance sheet management (continued)

Credit risk: Financial assets (continued)

Derivatives
Summary
The table below analyses the fair value of the Group’s derivatives by type of contract. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the Group’s balance sheet under IFRS.
	31 December 2012
	Notional (1)							31 December 2011
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	5,144	10,395	11,343	6,601	33,483	363,453	345,565	38,727	422,553	406,784
Exchange rate	370	1,987	716	1,625	4,698	63,068	70,481	4,482	74,526	81,022
Credit	4	320	202	27	553	11,005	10,353	1,054	26,836	26,743
Other (3)	18	50	27	16	111	4,392	7,941	123	6,142	9,560

						441,918	434,340		530,057	524,109
Counterparty mtm netting						(373,906)	(373,906)		(441,626)	(441,626)
Cash collateral						(34,099)	(24,633)		(37,222)	(31,368)
Securities collateral						(5,616)	(8,264)		(5,312)	(8,585)

						28,297	27,537		45,897	42,530

Notes:
(1)
Exchange traded contracts were £2,497 billion, principally interest rate. Trades are generally closed out daily hence mark-to-market was insignificant (assets - £41 million; liabilities - £255 million).

(2)	Interest rate notional includes £15,864 billion (31 December 2011 - £16,377 billion) relating to contracts with central clearing houses.
(3)	Comprises equity and commodity derivatives.

Key points
•
Net exposure, after taking account of position and collateral netting arrangements, decreased by 38% (liabilities decreased by 35%) due to lower derivative fair values, driven by market movements, including foreign exchange rates and increased use of compression cycles.

•
Interest rate contracts decreased due to the increased use of compression cycles reflecting a greater number of market participants and hence trade-matching and the effect of exchange rate movements. This was partially offset by downward shifts in interest rate yields.

•
The decrease in exchange rate contracts reflected the impact of exchange rate movements and trade maturities. This was partially offset by higher trade volumes reflecting hedge funds taking advantage of market uncertainty.

•	Credit derivatives decreased due to a managed risk reduction and an increase in trades compressed through compression cycles.

Derivative fair values are driven by complex factors such as changes in foreign exchange rates, interest rates, credit default swap spreads and other underlying rates. At 31 December 2012, derivative fair values were in a net asset position of £7.6 billion. More specifically:
•
Group Treasury issues long term fixed rate debt that is hedged with floating rate interest rate swaps and also uses swaps to hedge fixed rate indefinite maturity liabilities such as equity and customer accounts. As interest rates have fallen over recent years the fair value of these swaps has increased. This net asset position is mirrored by the net liability position relating to the difference between the fair value and carrying value on fixed rate loans and current accounts.

•
Within Markets the hedging of issued notes, more exotic derivatives and long dated zero coupon inflation structures have led to a positive fair value which is not offset by other derivatives or hedges.

Risk and balance sheet management (continued)

Credit risk: Financial assets: Derivatives (continued)

Credit derivatives
The Group trades credit derivatives as part of its client led business and to mitigate credit risk. The Group’s credit derivative exposures relating to proprietary trading are minimal. The table below analyses the Group’s bought and sold protection.

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
Group	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Client-led trading & residual risk	250.7	240.7	3.4	3.1	401.0	390.5	17.0	16.5
Credit hedging - banking book (1)	5.4	0.4	0.1	-	15.6	4.7	0.1	0.1
Credit hedging - trading book
- rates	9.4	5.8	0.1	0.1	21.2	17.1	0.9	1.7
- credit and mortgage markets	22.4	16.0	0.9	0.7	42.9	28.4	2.3	1.7
- other	1.4	0.6	-	-	0.9	0.1	-	-

Total excluding APS	289.3	263.5	4.5	3.9	481.6	440.8	20.3	20.0
APS	-	-	-	-	131.8	-	(0.2)	-

	289.3	263.5	4.5	3.9	613.4	440.8	20.1	20.0

Core

Client-led trading	231.4	228.4	3.0	2.7	371.0	369.4	14.6	14.0
Credit hedging - banking book	1.7	-	-	-	2.2	1.0	-	0.1
Credit hedging - trading book
- rates	7.8	4.6	0.1	0.1	19.9	16.2	0.9	1.7
- credit and mortgage markets	13.9	13.6	0.2	0.2	4.6	4.0	0.3	0.2
- other	1.3	0.5	-	-	0.7	0.1	-	-

	256.1	247.1	3.3	3.0	398.4	390.7	15.8	16.0

Non-Core

Residual risk	19.3	12.3	0.4	0.4	30.0	21.1	2.4	2.5
Credit hedging - banking book (1)	3.7	0.4	0.1	-	13.4	3.7	0.1	-
Credit hedging - trading book
- rates	1.6	1.2	-	-	1.3	0.9	-	-
- credit and mortgage markets	8.5	2.4	0.7	0.5	38.3	24.4	2.0	1.5
- other	0.1	0.1	-	-	0.2	-	-	-

	33.2	16.4	1.2	0.9	83.2	50.1	4.5	4.0

By counterparty

Central government (APS)	-	-	-	-	131.8	-	(0.2)	-
Monoline insurers	4.6	-	0.4	-	8.6	-	0.6	-
CDPCs (2)	21.0	-	0.2	-	24.5	-	0.9	-
Banks	127.2	128.6	2.3	2.8	204.1	202.1	8.5	10.2
Other financial institutions	135.8	134.9	1.4	1.1	234.8	231.6	10.5	9.5
Corporates	0.7	-	0.2	-	9.6	7.1	(0.2)	0.3

	289.3	263.5	4.5	3.9	613.4	440.8	20.1	20.0

Notes:
(1)	Credit hedging in the banking book principally relates to portfolio management in Non-Core.
(2)	Credit derivative product company.

Risk and balance sheet management (continued)

Credit risk: (continued)

Problem debt management
While the principles of identifying, managing and providing for problem debts are broadly similar for wholesale and retail customers, the procedures differ based on the nature of the assets, as discussed below.

Renegotiations and forbearance
Loan modifications take place in a variety of circumstances including but not limited to a customer’s current or potential credit deterioration. Where the contractual payment terms of a loan have been changed because of the customer’s financial difficulties, it is classified as ‘renegotiated’ in the wholesale portfolio and as ‘forbearance’ in the retail portfolio.

Wholesale renegotiations
As part of the Group's problem debt management process, a number of renegotiation options are available when a wholesale customer is facing financial difficulties and corrective action is deemed necessary. The vast majority of wholesale loan renegotiations take place within GRG. However, within its early problem management framework, the Group may agree various remedial measures with customers whose loans are performing but who are experiencing temporary financial difficulties.

Asset quality
The data presented in the tables below include loans renegotiated during 2011 and 2012 which individually exceed thresholds set at divisional level, ranging from nil to £10 million. This population captures approximately 68% of that proportion of the wholesale portfolio which is either on Watchlist or under GRG stewardship. We continue to refine our approach relating to renegotiated loans and as part of the 2012 review, the amounts in-progress and completed renegotiations relating to 2011 have been revised.

The table below shows the value of loans (excluding loans where the Group has initiated recovery procedures) where renegotiations were completed during the year and, sets out related internal asset quality bands, sector breakdowns and renegotiation types.

	31 December 2012			31 December 2011 (revised)
	Performing £m	Non- Performing £m	Non- performing provisions coverage %	Performing £m	Non- Performing £m	Non- performing provisions coverage %

Sector
Property	1,954	3,288	18	2,166	3,215	25
Transport	832	99	23	771	670	10
Telecommunications, media and technology	237	341	46	57	33	30
Retail and leisure	487	111	34	331	433	10
Other (1)	792	245	28	893	792	42

	4,302	4,084	22	4,218	5,143	25

Note:
(1)	SME business within Wealth is now reported within Wholesale forbearance.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: Wholesale renegotiations (continued)

Renegotiation arrangements

The table below analyses the incidence of the main types of renegotiation by loan value.

Arrangement type	31 December 2012%	31 December 2011 (revised) %

Variation in margin	9	12
Payment concessions and loan rescheduling	69	92
Forgiveness of all or part of the outstanding debt	29	33
Other (2)	20	9

Note:
(1)	The total above exceeds 100% as an individual case can involve more than one type of arrangement.
(2)
Main types of “other” concessions include formal “standstill” agreements, release of security and amendments to negative pledge.  2012 saw the completion of a small number of material standstill agreements, accounting for the higher proportion of the “Other” modification type.

Key points
●
Renegotiations completed during 2012, subject to thresholds as explained above, were £8.4 billion (31 December 2011 - £9.4 billion). The volume of renegotiations continues at a high level as difficult economic conditions persist in the UK and Ireland, particularly in real estate markets and the Group continues its active problem debt management. Renegotiations are likely to remain significant: at 31 December 2012 loans totalling £13.7 billion (31 December 2011 - £11.7 billion) were in the process of being renegotiated but had not yet reached legal completion (these loans are not included in the tables above). Of these 69% were non-performing loans, with an associated provision coverage of 32%, and 31% were performing loans. The principal types of arrangements being offered include variation in margin, payment concessions and loan rescheduling and forgiveness of all or part of the outstanding debt.

●	Loans renegotiated during 2011 and 2012 outstanding at 31 December 2012 were £17.7 billion, of which £9.3 billion relates to arrangements completed during 2011.

●	Additional provisions charged during 2012 relating to loans renegotiated during 2011 totalled £0.2 billion and provision coverage of those loans at 31 December 2012 was 25%.

●	Of the loans renegotiated by the GRG during 2011 and 2012 (£14.5 billion), 6% had been returned to satisfactory by 31 December 2012.

●
Renegotiated loans disclosed in the table above may have been subject of one or more covenants waivers or modifications. In addition loans totalling £3.5 billion were granted financial covenant concessions only during the year. Such loans are not included in the table above as these concessions do not affect a loan’s contractual cash flows.

●
Year-on-year analysis of renegotiated loans may be skewed by individual material cases reaching legal completion during a given year. This is particularly relevant when comparing the value of renegotiations completed in the property and transport sectors in 2012 with previous years.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: Wholesale renegotiations (continued)

Key points
●
In 2012 renegotiations were more prevalent in the Group’s most significant corporate sectors and in those industries experiencing difficult markets, notably property and transport as the Group seeks to support viable customers. The majority of renegotiations granted to borrowers in the property sector were payment concessions and loan rescheduling. During 2012 there has been an increase in the number of renegotiations in the shipping sector as poor economic conditions persist.

●	84% of ‘completed’ and 93% of ‘in progress’ renegotiated cases were managed by GRG.

●
Provisions for the non-performing loans disclosed above are individually assessed and renegotiations are taken into account when determining the level of provision. The provision coverage is affected by the timing of write-offs and provisions. In some cases loans are fully or partially written off on the completion of a renegotiation. Non-performing renegotiated loans also include loans against which no provision is held and where these cases are large they can have a significant impact on the provision coverage within a specific sector.

Retail forbearance
Arrears status and provisions
The mortgage arrears information for retail accounts in forbearance, related provision and type of arrangements are shown in the tables below.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Forborne balances
	£m	£m	£m	£m	£m	£m	£m	£m	%

31 December 2012
UK Retail (1,2)	4,006	20	388	16	450	64	4,844	100	4.9
Ulster Bank (1,2)	915	100	546	60	527	194	1,988	354	10.4
RBS Citizens (3)	-	-	179	25	160	10	339	35	1.6
Wealth (4)	38	-	-	-	7	-	45	-	0.5

	4,959	120	1,113	101	1,144	268	7,216	489	4.9

31 December 2011

UK Retail (1,2)	3,677	16	351	13	407	59	4,435	88	4.7
Ulster Bank (1,2)	893	78	516	45	421	124	1,830	247	9.1
RBS Citizens (3)	-	-	91	10	89	10	180	20	0.8
Wealth	121	-	-	-	2	-	123	-	1.3

	4,691	94	958	68	919	193	6,568	355	4.4

Notes:
(1)	Includes all forbearance arrangements whether relating to the customer’s lifestyle changes or financial difficulty.
(2)	Includes the current stock position of forbearance deals agreed since early 2008 for UK Retail and early 2009 for Ulster Bank.
(3)	Forbearance stock reported at 31 December 2012 now includes home equity loans and lines as well as the residential mortgage portfolio.
(4)	SME business within Wealth is now reported within Wholesale forbearance.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: Retail forbearance (continued)

Forbearance arrangements
The incidence of the main types of retail forbearance on the balance sheet as at 31 December 2012 is analysed below. This includes forbearance arrangements agreed during 2012 and balance at the year end. For a small proportion of mortgages, more than one forbearance type applies.

	UK Retail	Ulster Bank	RBS Citizens (1)	Wealth (2)	Total (3)
31 December 2012	£m	£m	£m	£m	£m

Interest only conversions - temporary and permanent	1,220	924	-	6	2,150
Term extensions - capital repayment and interest only	2,271	183	-	27	2,481
Payment concessions	215	762	339	9	1,325
Capitalisation of arrears	932	119	-	-	1,051
Other	452	-	-	3	455

	5,090	1,988	339	45	7,462

31 December 2011

Interest only conversions - temporary and permanent	1,269	795	-	3	2,067
Term extensions - capital repayment and interest only	1,805	58	-	97	1,960
Payment concessions	198	876	180	-	1,254
Capitalisation of arrears	864	101	-	-	965
Other	517	-	-	23	540

	4,653	1,830	180	123	6,786

The table below shows forbearance agreed during 2012 analysed between performing and non-performing.
	UK Retail	Ulster Bank	RBS Citizens (1)	Wealth (2)	Total (3)
31 December 2012	£m	£m	£m	£m	£m

Performing forbearance in the year	1,809	2,111	88	18	4,026
Non-performing forbearance in the year	184	1,009	71	2	1,266

Total forbearance in the year (4)	1,993	3,120	159	20	5,292

Note:
(1)	Forbearance stock reported at 31 December 2012 now includes home equity loans and lines as well as the residential mortgage portfolio.
(2)	SME business within Wealth is now reported within Wholesale forbearance.
(3)	As an individual case can include more than one type of arrangement, the analysis in the table on forbearance arrangements exceeds the total value of cases subject to forbearance.
(4)	Includes all deals agreed during the year (new customers and renewals) regardless of whether they remain active at the year end.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: Retail forbearance (continued)

Key points

UK Retail
•
The reported numbers for forbearance in UK Retail capture all instances where a change has been made to the contractual payment terms including those where the customer is up-to-date on payments and there is no obvious evidence of financial stress. The reported figures include stock dating back to 1 January 2008.

•
At 31 December 2012, stock levels of £4.8 billion represent 4.9% of the total mortgage assets; this represents a 9.2% increase in forbearance stock since 31 December 2011. Of these, approximately 83% were up-to-date with payments (compared with approximately 97% of the mortgage population not subject to forbearance activity). Forbearance flow has remained stable year on year.

•
The most frequently occurring forbearance types were term extensions (47% of assets subject to forbearance at 31 December 2012), interest only conversions (25%) and capitalisations of arrears (19%). The stock of cases subject to interest only conversions reflects legacy policy. In 2009, UK Retail ceased providing this type of forbearance treatment for customers in financial difficulty and no longer permits interest only conversions on residential mortgages where the customer is current on payments.

•	The provision cover on performing assets subject to forbearance was about five times that on assets not subject to forbearance.

Ulster Bank
•
The reported numbers for forbearance in Ulster Bank Group capture all instances where a change has been made to the contractual payment terms including those where the customer is up-to-date on payments and there is no obvious evidence of financial stress. The reported figures include stock dating back to early 2009.

•
Ulster Bank Group continues to assist customers in the difficult economic environment. Mortgage forbearance treatments have been in place since 2009 and are aimed at assisting customers in financial difficulty. At 31 December 2012, 10.4% of total mortgage assets (£1.9 billion) were subject to a forbearance arrangement, an increase from 9.1% (£1.8 billion) at 31 December 2011. The majority of these forbearance arrangements were in the performing book (73%).

•
The majority of the forbearance arrangements offered by Ulster Bank currently are temporary concessions, accounting for 85% of assets subject to forbearance at 31 December 2012. These are offered for periods of one to three years and incorporate different levels of repayment based on the customer’s ability to pay. The additional treatment options developed by Ulster Retail will lead to a shift to more long term arrangements over time.

•
Of these temporary forbearance types, the largest category at 31 December 2012 was interest only conversions, which accounted for 46% of total assets subject to forbearance. The other categories of temporary forbearance were payment concessions: reduced repayments (36%); and payment holidays (38%).

•	The flow by forbearance type remained stable when compared with 2011 was a modest reduction, 3%, in customers seeking assistance for the first time year on year.

•	The provision cover on performing assets subject to forbearance is approximately eight times higher than that on performing assets not subject to forbearance.

Risk and balance sheet management (continued)

Credit risk: Problem debt management (continued)

Risk elements in lending (REIL)
REIL, provisions and impairments
The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and the related debt management measures and ratios by division.

Divisional analysis
					Credit metrics
					REIL as a % of gross loans to customers	Provisions as a % of REIL	Year-to-date
	Gross loans to
	Banks	Customers	REIL	Provisions			Impairment charge	Amounts written-off
31 December 2012	£m	£m	£m	£m	%	%	£m	£m

UK Retail	695	113,599	4,569	2,629	4.0	58	529	599
UK Corporate	746	107,025	5,452	2,432	5.1	45	836	514
Wealth	1,545	17,074	248	109	1.5	44	46	15
International Banking	4,827	42,342	422	391	1.0	93	111	445
Ulster Bank	632	32,652	7,533	3,910	23.1	52	1,364	72
US Retail & Commercial	435	51,271	1,146	285	2.2	25	83	391

Retail & Commercial	8,880	363,963	19,370	9,756	5.3	50	2,969	2,036
Markets	16,805	29,787	396	305	1.3	77	25	109
Direct Line Group and other	5,232	3,006	-	1	-	-	1	-

Core	30,917	396,756	19,766	10,062	5.0	51	2,995	2,145
Non-Core	477	56,343	21,374	11,200	37.9	52	2,320	2,121

Group	31,394	453,099	41,140	21,262	9.1	52	5,315	4,266

31 December 2011

UK Retail	628	110,659	4,599	2,678	4.2	58	788	823
UK Corporate	806	110,729	5,001	2,062	4.5	41	790	658
Wealth	2,422	16,913	211	81	1.2	38	25	11
International Banking	3,411	57,729	1,632	851	2.8	52	168	125
Ulster Bank	2,079	34,052	5,523	2,749	16.2	50	1,384	124
US Retail & Commercial	208	51,562	1,007	455	2.0	45	248	373

Retail & Commercial	9,554	381,644	17,973	8,876	4.7	49	3,403	2,114
Markets	29,991	31,490	414	311	1.3	75	-	23
Direct Line Group and other	3,829	929	-	-	-	-	-	-

Core	43,374	414,063	18,387	9,187	4.4	50	3,403	2,137
Non-Core	706	80,005	24,007	11,487	30.0	48	3,838	2,390

Group	44,080	494,068	42,394	20,674	8.6	49	7,241	4,527

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Key points
•
Total REIL decreased by £1.3 billion to £41.1 billion compared with December 2011 as improvements in International Banking and in Non-Core were partially offset by the continued increase in REIL in UK Corporate and Ulster Bank Core mortgage and corporate portfolios.

•	Non-Core REIL decreased by £2.6 billion or 11% reflecting a mixture of repayments and write-offs within UK Corporate, Markets and International Banking corporate portfolios.

•
Conditions in Ireland remain difficult and economic indicators continue to be weak, this is reflected in the Ulster Bank credit metrics with Core REIL increasing by £2.0 billion since 31 December 2011, primarily within mortgage and commercial real estate portfolios, to £7.5 billion and is now 23.1% of loans and advances to customers.  Impairments continue to outpace write-offs.

•
The provision coverage increased to 52% at 31 December 2012 from 49% at 31 December 2011 as the economic conditions remain challenging particularly in relation to Ulster Bank and commercial real estate portfolio’s.

•
The impairment charge for 2012 of £5.3 billion was 27% lower than in 2011. The main drivers were lower impairment across Non-Core portfolios (down £1.5 billion or 40%) mainly as a result of lower impairments across Ulster Bank’s commercial real estate portfolio (down £1.3 billion or 58%) and continued improvement across Core UK portfolios.

•	Commercial real estate lending metrics were as follows:

	Total		Non-Core
	31 December 2012	31 December 2011	31 December 2012	31 December 2011

Lending (gross)	£63.0bn	£74.8bn	£26.4bn	£34.3bn
Of which REIL	£22.1bn	£22.9bn	£17.1bn	£18.8bn
Provisions	£10.1bn	£9.5bn	£8.3bn	£8.2bn
REIL as a % of gross loans to customers	35.1%	30.6%	64.8%	54.8%
Provisions as a % of REIL	46%	41%	49%	44%
Note:
(1)	Excludes property related lending to customers in other sectors managed by Real Estate Finance.

Ulster Bank is a significant contributor to Non-Core commercial real estate lending. For further information refer to the section on Ulster Bank Group (Core and Non-Core).

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Sector and geographical regional analysis - Group
The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and the related debt management by sector and geography (by location of lending office) for the Group, Core and Non-Core.

					Credit metrics
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	9,853	-	-	-	-	-	-	-
	Finance	42,198	592	317	1.4	54	0.8	145	380
Personal	- mortgages	149,625	6,549	1,824	4.4	28	1.2	948	461
	- unsecured	32,212	2,903	2,409	9.0	83	7.5	631	793
	Property	72,219	21,223	9,859	29.4	46	13.7	2,212	1,080
	Construction	8,049	1,483	640	18.4	43	8.0	94	182
	Manufacturing	23,787	755	357	3.2	47	1.5	134	203
	Finance leases (2)	13,609	442	294	3.2	67	2.2	44	263
	Retail, wholesale and repairs	21,936	1,143	644	5.2	56	2.9	230	176
	Transport and storage	18,341	834	336	4.5	40	1.8	289	102
	Health, education and leisure	16,705	1,190	521	7.1	44	3.1	144	100
	Hotels and restaurants	7,877	1,597	726	20.3	45	9.2	176	102
	Utilities	6,631	118	21	1.8	18	0.3	(4)	-
	Other	30,057	2,177	1,240	7.2	57	4.1	323	395
	Latent	-	-	1,960	-	-	-	(74)	-

		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	of which:
	UK
	- residential mortgages	109,530	2,440	457	2.2	19	0.4	122	32
	- personal lending	20,498	2,477	2,152	12.1	87	10.5	479	610
	- property	53,730	10,521	3,944	19.6	37	7.3	964	490
	- construction	6,507	1,165	483	17.9	41	7.4	100	158
	- other	122,029	3,729	2,611	3.1	70	2.1	674	823
	Europe
	- residential mortgages	17,836	3,092	1,151	17.3	37	6.5	526	50
	- personal lending	1,905	226	208	11.9	92	10.9	38	13
	- property	14,634	10,347	5,766	70.7	56	39.4	1,264	441
	- construction	1,132	289	146	25.5	51	12.9	(11)	12
	- other	27,424	4,451	2,996	16.2	67	10.9	817	539
	US
	- residential mortgages	21,929	990	208	4.5	21	0.9	298	377
	- personal lending	8,748	199	48	2.3	24	0.5	109	162
	- property	3,343	170	29	5.1	17	0.9	(11)	83
	- construction	388	8	1	2.1	13	0.3	-	12
	- other	29,354	352	630	1.2	179	2.1	(86)	149
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,061	1	1	0.1	100	0.1	5	8
	- property	512	185	120	36.1	65	23.4	(5)	66
	- construction	22	21	10	95.5	48	45.5	5	-
	- other	12,187	316	179	2.6	57	1.5	2	210

		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	Banks	31,394	134	114	0.4	85	0.4	23	29

For the notes to this table refer to page 209.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Sector and geographical regional analysis - Group (continued)

					Credit metrics
	31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	9,742	-	-	-	-	-	-	-
	Finance	51,870	1,062	726	2.0	68	1.4	89	87
Personal	- mortgages	149,273	5,270	1,396	3.5	26	0.9	1,076	516
	- unsecured	34,424	3,070	2,456	8.9	80	7.1	782	1,286
	Property	81,058	22,101	8,994	27.3	41	11.1	3,669	1,171
	Construction	9,869	1,943	761	19.7	39	7.7	140	244
	Manufacturing	28,639	913	525	3.2	58	1.8	227	215
	Finance leases (2)	14,499	794	508	5.5	64	3.5	112	170
	Retail, wholesale and repairs	24,378	1,067	549	4.4	51	2.3	180	172
	Transport and storage	22,058	606	154	2.7	25	0.7	78	43
	Health, education and leisure	17,492	1,192	502	6.8	42	2.9	304	98
	Hotels and restaurants	8,870	1,490	675	16.8	45	7.6	334	131
	Utilities	8,406	88	23	1.0	26	0.3	3	3
	Other	33,490	2,661	1,217	7.9	46	3.6	792	391
	Latent	-	-	2,065	-	-	-	(545)	-

		494,068	42,257	20,551	8.6	49	4.2	7,241	4,527

	of which:
	UK
	- residential mortgages	106,388	2,262	431	2.1	19	0.4	180	25
	- personal lending	22,008	2,717	2,209	12.3	81	10.0	645	1,007
	- property	60,041	11,147	3,837	18.6	34	6.4	1,411	493
	- construction	7,589	1,427	560	18.8	39	7.4	187	228
	- other	132,548	4,635	2,943	3.5	63	2.2	514	655
	Europe
	- residential mortgages	18,946	2,205	713	11.6	32	3.8	467	10
	- personal lending	2,464	209	180	8.5	86	7.3	25	126
	- property	16,384	10,314	4,947	63.0	48	30.2	2,296	504
	- construction	1,754	362	185	20.6	51	10.5	(62)	-
	- other	34,497	4,261	2,873	12.4	67	8.3	1,267	293
	US
	- residential mortgages	23,237	770	240	3.3	31	1.0	426	481
	- personal lending	8,441	143	66	1.7	46	0.8	112	153
	- property	3,783	329	92	8.7	28	2.4	(2)	139
	- construction	457	121	10	26.5	8	2.2	9	16
	- other	37,015	517	895	1.4	173	2.4	(175)	180
	RoW
	- residential mortgages	702	33	12	4.7	36	1.7	3	-
	- personal lending	1,511	1	1	0.1	100	0.1	-	-
	- property	850	311	118	36.6	38	13.9	(36)	35
	- construction	69	33	6	47.8	18	8.7	6	-
	- other	15,384	460	233	3.0	51	1.5	(32)	182

		494,068	42,257	20,551	8.6	49	4.2	7,241	4,527

	Banks	44,080	137	123	0.3	90	0.3	-	-

For notes to this table refer to page 209.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Sector and geographical regional analysis - Core

					Credit metrics
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	8,485	-	-	-	-	-	-	-
	Finance	39,658	185	149	0.5	81	0.4	54	338
Personal	- mortgages	146,770	6,229	1,691	4.2	27	1.2	786	234
	- unsecured	31,247	2,717	2,306	8.7	85	7.4	568	718
	Property	43,602	4,672	1,674	10.7	36	3.8	748	214
	Construction	6,020	757	350	12.6	46	5.8	119	60
	Manufacturing	22,234	496	225	2.2	45	1.0	118	63
	Finance leases (2)	9,201	159	107	1.7	67	1.2	35	41
	Retail, wholesale and repairs	20,842	791	439	3.8	55	2.1	181	129
	Transport and storage	14,590	440	112	3.0	25	0.8	72	21
	Health, education and leisure	15,770	761	299	4.8	39	1.9	109	67
	Hotels and restaurants	6,891	1,042	473	15.1	45	6.9	138	56
	Utilities	5,131	10	5	0.2	50	0.1	-	-
	Other	26,315	1,374	794	5.2	58	3.0	190	175
	Latent	-	-	1,325	-	-	-	(146)	-

		396,756	19,633	9,949	4.9	51	2.5	2,972	2,116

	of which:
	UK
	- residential mortgages	109,511	2,440	457	2.2	19	0.4	122	32
	- personal lending	20,443	2,454	2,133	12.0	87	10.4	474	594
	- property	35,532	2,777	896	7.8	32	2.5	395	181
	- construction	5,101	671	301	13.2	45	5.9	109	47
	- other	108,713	2,662	1,737	2.4	65	1.6	499	379
	Europe
	- residential mortgages	17,446	3,060	1,124	17.5	37	6.4	521	24
	- personal lending	1,540	143	138	9.3	97	9.0	29	11
	- property	4,896	1,652	685	33.7	41	14.0	350	6
	- construction	513	60	39	11.7	65	7.6	4	10
	- other	22,218	2,280	1,711	10.3	75	7.7	362	267
	US
	- residential mortgages	19,483	702	102	3.6	15	0.5	141	176
	- personal lending	8,209	119	34	1.4	29	0.4	65	112
	- property	2,847	112	13	3.9	12	0.5	3	27
	- construction	384	5	-	1.3	-	-	1	3
	- other	28,267	252	432	0.9	171	1.5	(111)	90
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,055	1	1	0.1	100	0.1	-	1
	- property	327	131	80	40.1	61	24.5	-	-
	- construction	22	21	10	95.5	48	45.5	5	-
	- other	9,919	64	48	0.6	75	0.5	1	154

		396,756	19,633	9,949	4.9	51	2.5	2,972	2,116

	Banks	30,917	133	113	0.4	85	0.4	23	29

For the notes to this table refer to page 209.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Sector and geographical regional analysis - Core (continued)

					Credit metrics
	31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	8,359	-	-	-	-	-	-	-
	Finance	48,598	745	579	1.5	78	1.2	207	44
Personal	- mortgages	144,171	4,890	1,216	3.4	25	0.8	776	198
	- unsecured	32,868	2,960	2,364	9.0	80	7.2	715	935
	Property	42,994	4,132	1,133	9.6	27	2.6	469	167
	Construction	7,197	841	286	11.7	34	4.0	179	143
	Manufacturing	23,708	490	242	2.1	49	1.0	106	125
	Finance leases (2)	8,440	172	110	2.0	64	1.3	31	68
	Retail, wholesale and repairs	22,039	679	345	3.1	51	1.6	208	119
	Transport and storage	16,581	342	60	2.1	18	0.4	47	29
	Health, education and leisure	16,073	691	257	4.3	37	1.6	170	55
	Hotels and restaurants	7,709	1,005	386	13.0	38	5.0	209	60
	Utilities	6,557	22	1	0.3	5	-	-	-
	Other	28,769	1,282	668	4.5	52	2.3	538	194
	Latent	-	-	1,418	-	-	-	(252)	-

		414,063	18,251	9,065	4.4	50	2.2	3,403	2,137

	of which:
	UK
	- residential mortgages	104,965	2,210	420	2.1	19	0.4	174	24
	- personal lending	21,881	2,680	2,179	12.2	81	10.0	657	828
	- property	35,431	2,984	744	8.4	25	2.1	378	114
	- construction	5,707	655	236	11.5	36	4.1	160	138
	- other	114,878	2,571	1,648	2.2	64	1.4	366	398
	Europe
	- residential mortgages	18,393	2,121	664	11.5	31	3.6	437	10
	- personal lending	1,972	143	125	7.3	87	6.3	(8)	22
	- property	4,846	1,037	365	21.4	35	7.5	162	10
	- construction	1,019	72	43	7.1	60	4.2	13	-
	- other	24,414	2,430	1,806	10.0	74	7.4	915	183
	US
	- residential mortgages	20,311	526	120	2.6	23	0.6	162	164
	- personal lending	7,505	136	59	1.8	43	0.8	66	85
	- property	2,413	111	24	4.6	22	1.0	16	43
	- construction	412	98	1	23.8	1	0.2	-	5
	- other	34,971	345	583	1.0	169	1.7	26	96
	RoW
	- residential mortgages	502	33	12	6.6	36	2.4	3	-
	- personal lending	1,510	1	1	0.1	100	0.1	-	-
	- property	304	-	-	-		-	(87)	-
	- construction	59	16	6	27.1	38	10.2	6	-
	- other	12,570	82	29	0.7	35	0.2	(43)	17

		414,063	18,251	9,065	4.4	50	2.2	3,403	2,137

	Banks	43,374	136	122	0.3	90	0.3	-	-

For the notes to this table refer to page 209.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Sector and geographical regional analysis - Non-Core

					Credit metrics
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	1,368	-	-	-	-	-	-	-
	Finance	2,540	407	168	16.0	41	6.6	91	42
Personal	- mortgages	2,855	320	133	11.2	42	4.7	162	227
	- unsecured	965	186	103	19.3	55	10.7	63	75
	Property	28,617	16,551	8,185	57.8	49	28.6	1,464	866
	Construction	2,029	726	290	35.8	40	14.3	(25)	122
	Manufacturing	1,553	259	132	16.7	51	8.5	16	140
	Finance leases (2)	4,408	283	187	6.4	66	4.2	9	222
	Retail, wholesale and repairs	1,094	352	205	32.2	58	18.7	49	47
	Transport and storage	3,751	394	224	10.5	57	6.0	217	81
	Health, education and leisure	935	429	222	45.9	52	23.7	35	33
	Hotels and restaurants	986	555	253	56.3	46	25.7	38	46
	Utilities	1,500	108	16	7.2	15	1.1	(4)	-
	Other	3,742	803	446	21.5	56	11.9	133	220
	Latent	-	-	635	-	-	-	72	-

		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	of which:
	UK
	- residential mortgages	19	-	-	-	-	-	-	-
	- personal lending	55	23	19	41.8	83	34.5	5	16
	- property	18,198	7,744	3,048	42.6	39	16.7	569	309
	- construction	1,406	494	182	35.1	37	12.9	(9)	111
	- other	13,316	1,067	874	8.0	82	6.6	175	444
	Europe
	- residential mortgages	390	32	27	8.2	84	6.9	5	26
	- personal lending	365	83	70	22.7	84	19.2	9	2
	- property	9,738	8,695	5,081	89.3	58	52.2	914	435
	- construction	619	229	107	37.0	47	17.3	(15)	2
	- other	5,206	2,171	1,285	40.7	59	24.7	455	272
	US
	- residential mortgages	2,446	288	106	11.8	37	4.3	157	201
	- personal lending	539	80	14	14.8	18	2.6	44	50
	- property	496	58	16	11.7	28	3.2	(14)	56
	- construction	4	3	1	75.0	33	25.0	(1)	9
	- other	1,087	100	198	9.2	198	18.2	25	59
	RoW
	- residential mortgages	-	-	-	-	-	-	-	-
	- personal lending	6	-	-	-	-	-	5	7
	- property	185	54	40	29.2	74	21.6	(5)	66
	- construction	-	-	-				-	-
	- other	2,268	252	131	11.1	52	5.8	1	56

		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	Banks	477	1	1	0.2	100	0.2	-	-

For the notes to this table refer to page 209.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Sector and geographical regional analysis - Non-Core (continued)

					Credit metrics
	31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	1,383	-	-	-	-	-	-	-
	Finance	3,272	317	147	9.7	46	4.5	(118)	43
Personal	- mortgages	5,102	380	180	7.4	47	3.5	300	318
	- unsecured	1,556	110	92	7.1	84	5.9	67	351
	Property	38,064	17,969	7,861	47.2	44	20.7	3,200	1,004
	Construction	2,672	1,102	475	41.2	43	17.8	(39)	101
	Manufacturing	4,931	423	283	8.6	67	5.7	121	90
	Finance leases (2)	6,059	622	398	10.3	64	6.6	81	102
	Retail, wholesale and repairs	2,339	388	204	16.6	53	8.7	(28)	53
	Transport and storage	5,477	264	94	4.8	36	1.7	31	14
	Health, education and leisure	1,419	501	245	35.3	49	17.3	134	43
	Hotels and restaurants	1,161	485	289	41.8	60	24.9	125	71
	Utilities	1,849	66	22	3.6	33	1.2	3	3
	Other	4,721	1,379	549	29.2	40	11.6	254	197
	Latent	-	-	647	-	-	-	(293)	-

		80,005	24,006	11,486	30.0	48	14.4	3,838	2,390

	of which:
	UK
	- residential mortgages	1,423	52	11	3.7	21	0.8	6	1
	- personal lending	127	37	30	29.1	81	23.6	(12)	179
	- property	24,610	8,163	3,093	33.2	38	12.6	1,033	379
	- construction	1,882	772	324	41.0	42	17.2	27	90
	- other	17,670	2,064	1,295	11.7	63	7.3	148	257
	Europe
	- residential mortgages	553	84	49	15.2	58	8.9	30	-
	- personal lending	492	66	55	13.4	83	11.2	33	104
	- property	11,538	9,277	4,582	80.4	49	39.7	2,134	494
	- construction	735	290	142	39.5	49	19.3	(75)	-
	- other	10,083	1,831	1,067	18.2	58	10.6	352	110
	US
	- residential mortgages	2,926	244	120	8.3	49	4.1	264	317
	- personal lending	936	7	7	0.7	100	0.7	46	68
	- property	1,370	218	68	15.9	31	5.0	(18)	96
	- construction	45	23	9	51.1	39	20.0	9	11
	- other	2,044	172	312	8.4	181	15.3	(201)	84
	RoW
	- residential mortgages	200	-	-	-	-	-	-	-
	- personal lending	1	-	-	-	-	-	-	-
	- property	546	311	118	57.0	38	21.6	51	35
	- construction	10	17	-	170.0	-	-	-	-
	- other	2,814	378	204	13.4	54	7.2	11	165

		80,005	24,006	11,486	30.0	48	14.4	3,838	2,390

	Banks	706	1	1	0.1	100	0.1	-	-

Notes:
(1)	Includes central and local government.
(2)	Includes instalment credit.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

REIL flow statement
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US Retail & Commercial	Markets	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012	4,599	5,001	211	1,632	5,523	1,007	414	18,387	24,007	42,394
Currency translation and other adjustments	53	(6)	(1)	(227)	(115)	(47)	184	(159)	(487)	(646)
Additions	1,771	4,362	111	286	3,299	660	56	10,545	5,800	16,345
Transfers (1)	(33)	7	-	(110)	-	-	6	(130)	70	(60)
Transfers to performing book	-	(133)	(8)	(624)	-	-	(75)	(840)	(1,035)	(1,875)
Repayments	(1,222)	(3,265)	(50)	(90)	(1,102)	(83)	(80)	(5,892)	(4,860)	(10,752)
Amounts written-off	(599)	(514)	(15)	(445)	(72)	(391)	(109)	(2,145)	(2,121)	(4,266)

At 31 December 2012	4,569	5,452	248	422	7,533	1,146	396	19,766	21,374	41,140

	Non-Core (by donating divisions)
	UK Corporate	International Banking	Ulster Bank	US Retail & Commercial	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2012	3,685	8,051	11,675	486	110	24,007
Currency translation and other adjustments	(57)	(104)	(231)	(20)	(75)	(487)
Additions	1,542	2,210	1,713	323	12	5,800
Transfers (1)	11	59	-	-	-	70
Transfers to performing book	(171)	(863)	-	-	(1)	(1,035)
Repayments	(1,798)	(1,379)	(1,618)	(62)	(3)	(4,860)
Amounts written-off	(590)	(1,067)	(140)	(309)	(15)	(2,121)

At 31 December 2012	2,622	6,907	11,399	418	28	21,374

Note:
(1)	Represents transfers to/from REIL from/to potential problem loans.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Impairment provisions flow statement
The movement in loan impairment provisions by division is shown in the table below.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Central Items	Total Core	Non-Core	RFS MI	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012	2,679	2,061	81	851	2,749	455	8,876	311	-	9,187	11,487	-	20,674
Currency translation and other adjustments	12	87	-	(131)	(54)	53	(33)	77	-	44	(369)	-	(325)
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-	(1)	(4)	(5)
Amounts written-off	(599)	(514)	(15)	(445)	(72)	(391)	(2,036)	(109)	-	(2,145)	(2,121)	-	(4,266)
Recoveries of amounts previously written-off	96	18	-	9	2	85	210	1	-	211	130	-	341
Charged to income statement
- continuing operations	529	836	46	111	1,364	83	2,969	25	1	2,995	2,320	-	5,315
- discontinued operations	-	-	-	-	-	-	-	-	-	-	-	4	4
Unwind of discount (2)	(88)	(56)	(3)	(4)	(79)	-	(230)	-	-	(230)	(246)	-	(476)

At 31 December 2012	2,629	2,432	109	391	3,910	285	9,756	305	1	10,062	11,200	-	21,262

Individually assessed
- banks	-	-	-	6	-	-	6	107	-	113	1	-	114
- customers	-	1,024	96	270	1,213	46	2,649	189	1	2,839	9,805	-	12,644
Collectively assessed	2,439	1,111	-	-	2,110	125	5,785	-	-	5,785	757	-	6,542
Latent	190	297	13	115	587	114	1,316	9	-	1,325	637	-	1,962

	2,629	2,432	109	391	3,910	285	9,756	305	1	10,062	11,200	-	21,262

Notes:
(1)	Retail & Commercial.
(2)	Recognised in interest income.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Impairment provisions flow statement (continued)
	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US R&C	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2012	1,633	3,027	6,363	416	48	11,487
Currency translation and other adjustments	(100)	(58)	(107)	(89)	(15)	(369)
Disposal of subsidiaries	-	-	-	(1)	-	(1)
Amounts written-off	(590)	(1,067)	(140)	(309)	(15)	(2,121)
Recoveries of amounts previously written-off	21	38	4	63	4	130
Charged to income statement
- continuing operations	241	913	983	177	6	2,230
Unwind of discount	(38)	(38)	(170)	-	-	(246)

At 31 December 2012	1,167	2,815	6,933	257	28	11,200

Individually assessed
- banks	-	1	-	-	-	1
- customers	688	2,604	6,481	24	8	9,805
Collectively assessed	422	-	225	92	18	757
Latent	57	210	227	141	2	637

	1,167	2,815	6,933	257	28	11,200

Key points
●	Within Core, increase in collectively assessed provisions related primarily to Ulster Bank’s mortgage and corporate portfolio reflecting a continuation of difficult conditions in Ireland.

●	Non-Core individually assessed provisions decreased by £0.2 billion reflecting write-offs in Markets and UK Corporate.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Impairment charge analysis

31 December 2012	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Central Items	Total Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Individually assessed	-	554	42	137	457	15	1,205	28	1	1,234	1,935	3,169
Collectively assessed	544	317	-	(1)	787	237	1,884	-	-	1,884	312	2,196
Latent loss	(15)	(35)	4	(48)	120	(169)	(143)	(3)	-	(146)	73	(73)

Loans to customers	529	836	46	88	1,364	83	2,946	25	1	2,972	2,320	5,292
Loans to banks	-	-	-	23	-	-	23	-	-	23	-	23
Securities
- other	-	2	-	-	-	8	10	12	39	61	(97)	(36)

Charge to income statement	529	838	46	111	1,364	91	2,979	37	40	3,056	2,223	5,279

31 December 2011

Individually assessed	-	612	24	233	637	64	1,570	10	-	1,580	3,615	5,195
Collectively assessed	798	392	-	-	655	230	2,075	-	-	2,075	516	2,591
Latent loss	(10)	(213)	1	(65)	92	(46)	(241)	(11)	-	(252)	(293)	(545)

Loans to customers	788	791	25	168	1,384	248	3,404	(1)	-	3,403	3,838	7,241
Securities
- sovereign debt (2)	-	-	-	-	-	-	-	-	1,268	1,268	-	1,268
- other	-	2	-	-	-	78	80	39	(2)	117	81	198

Charge to income statement	788	793	25	168	1,384	326	3,484	38	1,266	4,788	3,919	8,707
Notes:
(1)	Retail & Commercial.
(2)	Includes related interest rate hedge instruments.

Risk and balance sheet management (continued)

Credit risk: Problem debt management: REIL, provisions and impairments (continued)

Impairment charge analysis (continued)

31 December 2012	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US R&C	Other	Total
	£m	£m	£m	£m	£m	£m

Individually assessed	206	913	842	(25)	(1)	1,935
Collectively assessed	71	-	25	208	8	312
Latent loss	(37)	1	116	(6)	(1)	73

Loans to customers	240	914	983	177	6	2,320
Securities	-	(97)	-	-	-	(97)

Charge to income statement	240	817	983	177	6	2,223

31 December 2011

Individually assessed	512	679	2,426	(3)	1	3,615
Collectively assessed	129	-	29	372	(14)	516
Latent loss	(113)	-	(106)	(66)	(8)	(293)

Loans to customers	528	679	2,349	303	(21)	3,838
Securities	-	78	-	-	3	81

Charge to income statement	528	757	2,349	303	(18)	3,919

Risk and balance sheet management (continued)

Credit risk (continued)

Key credit portfolios

Commercial real estate
The commercial real estate lending portfolio totalled £63.0 billion at 31 December 2012, an £11.8 billion or 16% decrease from £74.8 billion at 31 December 2011. The commercial real estate sector comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including housebuilders). The analysis of lending utilisations below excludes rate risk management and contingent obligations.

	31 December 2012			31 December 2011
	Investment	Development	Total	Investment	Development	Total
By division (1)	£m	£m	£m	£m	£m	£m

Core
UK Corporate	22,504	4,091	26,595	25,101	5,023	30,124
Ulster Bank	3,575	729	4,304	3,882	881	4,763
US Retail & Commercial	3,857	3	3,860	4,235	70	4,305
International Banking	849	315	1,164	872	299	1,171
Markets	630	57	687	141	61	202

	31,415	5,195	36,610	34,231	6,334	40,565

Non-Core
UK Corporate	2,651	983	3,634	3,957	2,020	5,977
Ulster Bank	3,383	7,607	10,990	3,860	8,490	12,350
US Retail & Commercial	392	-	392	901	28	929
International Banking	11,260	154	11,414	14,689	336	15,025

	17,686	8,744	26,430	23,407	10,874	34,281

Total	49,101	13,939	63,040	57,638	17,208	74,846

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
By geography (1)	£m	£m	£m	£m	£m

31 December 2012
UK (excluding NI) (2)	25,864	5,567	839	4,777	37,047
Ireland (ROI and NI) (2)	4,651	989	2,234	5,712	13,586
Western Europe (other)	5,995	370	22	33	6,420
US	4,230	981	-	15	5,226
RoW	454	-	65	242	761

	41,194	7,907	3,160	10,779	63,040

31 December 2011

UK (excluding NI) (2)	28,653	6,359	1,198	6,511	42,721
Ireland (ROI and NI) (2)	5,146	1,132	2,591	6,317	15,186
Western Europe (other)	7,649	1,048	9	52	8,758
US	5,552	1,279	59	46	6,936
RoW	785	35	141	284	1,245

	47,785	9,853	3,998	13,210	74,846

For the notes to these tables refer to the following page.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Commercial real estate (continued)

	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography (1)	£m	£m	£m	£m	£m

31 December 2012
UK (excluding NI) (2)	23,312	8,119	4,184	1,432	37,047
Ireland (ROI and NI) (2)	2,877	2,763	665	7,281	13,586
Western Europe (other)	403	5,962	24	31	6,420
US	4,629	582	15	-	5,226
RoW	194	260	307	-	761

	31,415	17,686	5,195	8,744	63,040

31 December 2011

UK (excluding NI) (2)	25,904	9,108	5,118	2,591	42,721
Ireland (ROI and NI) (2)	3,157	3,121	793	8,115	15,186
Western Europe (other)	422	8,275	20	41	8,758
US	4,521	2,310	71	34	6,936
RoW	227	593	332	93	1,245

	34,231	23,407	6,334	10,874	74,846

By sub-sector (1)	UK (excl NI) (2) £m	Ireland (ROI and NI) (2) £m	Western Europe £m	US £m	RoW £m	Total £m

31 December 2012
Residential	10,344	6,701	403	996	242	18,686
Office	6,112	1,132	1,851	99	176	9,370
Retail	7,529	1,492	1,450	117	129	10,717
Industrial	3,550	476	143	4	39	4,212
Mixed/other	9,512	3,785	2,573	4,010	175	20,055

	37,047	13,586	6,420	5,226	761	63,040

31 December 2011

Residential	12,870	7,449	1,100	1,325	319	23,063
Office	7,155	1,354	2,246	404	352	11,511
Retail	8,709	1,641	1,891	285	275	12,801
Industrial	4,317	507	520	24	105	5,473
Mixed/other	9,670	4,235	3,001	4,898	194	21,998

	42,721	15,186	8,758	6,936	1,245	74,846

Notes:
(1)
Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.4 billion at 31 December 2012 (31 December 2011 - £1.3 billion), continues to perform in line with expectations and requires minimal provisions.

(2)	ROI: Republic of Ireland; NI: Northern Ireland.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Commercial real estate (continued)

Key points
•
In line with the Group’s strategy, the overall exposure to commercial real estate fell during 2012 across all geographies. The overall mix in terms of geography, sub-sector and investment versus development remained broadly unchanged.

•
Most of the decrease was in Non-Core and was due to repayments, asset sales, and write-offs. The Non-Core portfolio totalled £26.4 billion (42% of the portfolio) at 31 December 2012 (31 December 2011 - £34.3 billion or 46% of the portfolio).

•
The growth in Markets was caused by an increase in the inventory of US commercial real estate loans earmarked for securitisation as commercial mortgage-backed securities (CMBS). CMBS warehouse activity is tightly controlled with limits on maximum portfolio size and holding period, and marked-to-market on a daily basis.

•
With the exception of exposure in Spain and Ireland, the Group had minimal commercial real estate exposure in the peripheral eurozone countries. Exposure in Spain was predominantly in the Non-Core portfolio and totalled £1.6 billion (31 December 2011 - £2.3 billion), of which 31% (31 December 2011 - 55%) was in default. The majority of the portfolio is managed by GRG. The Spanish portfolio has already been subject to material provisions, which are regularly assessed by reference to re-appraised asset values. Asset values vary significantly by type and geographic location. Refer to the Ulster Bank Group (Core and Non-Core) section on page 226 for details on the exposure in Ireland.

•	The UK portfolio is focused on London and the South East at approximately 43% (31 December 2011 - 44%) with the remainder spread across other UK Regions.

•
Speculative lending, defined by the Group as short-term lending to property developers without sufficient pre-let revenue at origination to support investment financing after practical completion, represented less than 1% of the portfolio at 31 December 2012. The Group’s appetite for originating speculative commercial real estate lending is very limited and any such business requires senior management approval.

•
The commercial real estate sector is expected to remain challenging in key markets and new business will be accommodated from run-off of existing Core exposure. Over £5.5 billion of loans in UK Corporate (Core and Non-Core) have been repaid over the last 12 months whilst the risk profile of the remaining performing book has remained relatively unchanged.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Commercial real estate (continued)

Maturity profile of portfolio	UK Corporate	Ulster Bank	US Retail & Commercial	International Banking	Markets	Total
	£m	£m	£m	£m	£m	£m

31 December 2012
Core
< 1 year (1)	8,639	3,000	797	216	59	12,711
1-2 years	3,999	284	801	283	130	5,497
2-3 years	3,817	215	667	505	-	5,204
> 3 years	9,597	805	1,595	160	498	12,655
Not classified (2)	543	-	-	-	-	543

Total	26,595	4,304	3,860	1,164	687	36,610

Non-Core
< 1 year (1)	2,071	9,498	138	4,628	-	16,335
1-2 years	192	1,240	79	3,714	-	5,225
2-3 years	99	38	43	1,137	-	1,317
> 3 years	1,058	214	132	1,935	-	3,339
Not classified (2)	214	-	-	-	-	214

Total	3,634	10,990	392	11,414	-	26,430

31 December 2011

Core
< 1 year (1)	8,268	3,030	1,056	142	-	12,496
1-2 years	5,187	391	638	218	60	6,494
2-3 years	3,587	117	765	230	133	4,832
> 3 years	10,871	1,225	1,846	581	9	14,532
Not classified (2)	2,211	-	-	-	-	2,211

Total	30,124	4,763	4,305	1,171	202	40,565

Non-Core
< 1 year (1)	3,224	11,089	293	7,093	-	21,699
1-2 years	508	692	163	3,064	-	4,427
2-3 years	312	177	152	1,738	-	2,379
> 3 years	1,636	392	321	3,126	-	5,475
Not classified (2)	297	-	-	4	-	301

Total	5,977	12,350	929	15,025	-	34,281

Notes:
(1)	Includes on demand and past due assets.
(2)	Predominantly comprises overdrafts and multi-option facilities for which there is no single maturity date.

Key points
•	The overall maturity profile has remained relatively unchanged over the last 12 months.

•	Non-Core exposure maturing in under one year has reduced from £21.7 billion in 2011 to £16.3 billion in 2012.

•
The majority of Ulster Bank’s commercial real estate portfolio was categorised as under 1 year, owing to the high level of non-performing assets in the portfolio as Ulster Bank includes most renegotiated facilities as on demand.

•	Refinancing risk remains a focus of management attention and is assessed throughout the credit risk management life cycle.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Commercial real estate (continued)

Portfolio by AQ band	AQ1-AQ2 £m	AQ3-AQ4 £m	AQ5-AQ6 £m	AQ7-AQ8 £m	AQ9 £m	AQ10 £m	Total £m

31 December 2012
Core	767	6,011	16,592	6,575	1,283	5,382	36,610
Non-Core	177	578	3,680	3,200	1,029	17,766	26,430

	944	6,589	20,272	9,775	2,312	23,148	63,040

31 December 2011

Core	1,094	6,714	19,054	6,254	3,111	4,338	40,565
Non-Core	680	1,287	5,951	3,893	2,385	20,085	34,281

	1,774	8,001	25,005	10,147	5,496	24,423	74,846

Key points
•
There has been an overall decrease in AQ10 during the year with reductions in Non-Core partially offset by increases in Ulster Bank and UK Corporate. The increase in defaulted exposure in UK Corporate is a result of a small number of significant individual cases. The high proportion of the portfolio in the AQ10 band was driven by exposures in Non-Core (Ulster Bank and International Banking) and Core (Ulster Bank). The AQ1-AQ9 profile remained relatively unchanged.

•
Of the total portfolio of £63.0 billion at 31 December 2012, £28.1 billion (31 December 2011 - £34.7 billion) was managed within the Group’s standard credit processes and £5.1 billion (31 December 2011 - £5.9 billion) was receiving varying degrees of heightened credit management under the Group’s Watchlist process. A further £29.8 billion (31 December 2011 - £34.3 billion) was managed within GRG and included Watchlist and non-performing exposures. The decrease in the portfolio managed by GRG was driven by Non-Core reductions.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Commercial real estate (continued)

The table below analyses commercial real estate (Core and Non-Core) lending by loan-to-value (LTV) which represents loan value before provisions. Due to market conditions in Ireland and to a lesser extent in the UK, there is a shortage of market-based data. In the absence of external valuations, the Group deploys a range of alternative approaches to assess property values, including internal expert judgement and indexation.

	Ulster Bank			Rest of the Group			Group
Loan-to-value	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m

31 December 2012
<= 50%	183	24	207	7,210	281	7,491	7,393	305	7,698
> 50% and <= 70%	326	102	428	12,161	996	13,157	12,487	1,098	13,585
> 70% and <= 90%	462	250	712	6,438	1,042	7,480	6,900	1,292	8,192
> 90% and <= 100%	466	141	607	1,542	2,145	3,687	2,008	2,286	4,294
> 100% and <= 110%	103	596	699	1,019	1,449	2,468	1,122	2,045	3,167
> 110% and <= 130%	326	630	956	901	1,069	1,970	1,227	1,699	2,926
> 130% and <= 150%	274	878	1,152	322	913	1,235	596	1,791	2,387
> 150%	963	7,290	8,253	595	1,962	2,557	1,558	9,252	10,810

Total with LTVs	3,103	9,911	13,014	30,188	9,857	40,045	33,291	19,768	53,059
Minimal security (1)	7	1,461	1,468	3	13	16	10	1,474	1,484
Other (2)	97	715	812	6,494	1,191	7,685	6,591	1,906	8,497

Total	3,207	12,087	15,294	36,685	11,061	47,746	39,892	23,148	63,040

Total portfolio average LTV (3)	131%	286%	249%	65%	125%	80%	71%	206%	122%

31 December 2011

<= 50%	272	32	304	7,091	332	7,423	7,363	364	7,727
> 50% and <= 70%	479	127	606	14,105	984	15,089	14,584	1,111	15,695
> 70% and <= 90%	808	332	1,140	10,042	1,191	11,233	10,850	1,523	12,373
> 90% and <= 100%	438	201	639	2,616	1,679	4,295	3,054	1,880	4,934
> 100% and <= 110%	474	390	864	1,524	1,928	3,452	1,998	2,318	4,316
> 110% and <= 130%	527	1,101	1,628	698	1,039	1,737	1,225	2,140	3,365
> 130% and <= 150%	506	1,066	1,572	239	912	1,151	745	1,978	2,723
> 150%	912	7,472	8,384	433	2,082	2,515	1,345	9,554	10,899

Total with LTVs	4,416	10,721	15,137	36,748	10,147	46,895	41,164	20,868	62,032
Minimal security (1)	72	1,086	1,158	-	-	-	72	1,086	1,158
Other (2)	193	625	818	8,994	1,844	10,838	9,187	2,469	11,656

Total	4,681	12,432	17,113	45,742	11,991	57,733	50,423	24,423	74,846

Total portfolio average LTV (3)	120%	264%	222%	69%	129%	82%	75%	203%	116%

Notes:
(1)
In 2012, the Group reclassified loans with limited or non-physical security (defined as LTV>1,000%) as minimal security, for which a majority are commercial real estate development loans in Ulster Bank. Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect asset quality and recovery profile. 2011 presentation has been revised.

(2)
Other performing loans of £6.6 billion (2011 - £9.2 billion) include general corporate lending, typically unsecured, to commercial real estate companies, and major UK homebuilders. The credit quality of these exposures is consistent with that of the performing portfolio overall. Other non-performing loans of £1.9 billion (2011 - £2.5 billion) are subject to the Group’s standard provisioning policies.

(3)	Weighted average by exposure.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Commercial real estate (continued)

Key points
•
81% of the commercial real estate portfolio categorised as LTV > 100% was in Ulster Bank Group (Core - 15%; Non-Core - 43%) and International Banking (Non-Core - 23%). A majority of the portfolios are managed within GRG and are subject to review at least quarterly.  Significant levels of provisions have been taken against these portfolios. Provisions as a percentage of REIL for the Ulster Bank Group commercial real estate portfolio were 58% at 31 December 2012 (31 December 2011 - 53%).

•
The average interest coverage ratios for UK Corporate (Core and Non-Core) and International Banking (Non-Core) were 2.96x and 1.30x respectively, at 31 December 2012 (31 December 2011 - 2.71x and 1.25x, respectively). The US Retail & Commercial portfolio is managed on the basis of debt service coverage, which includes scheduled principal amortisation. The average debt service coverage for this portfolio was 1.34x at 31 December 2012 (31 December 2011 - 1.24x). As a number of different approaches are used within the Group and across geographies to calculate interest coverage ratios, they may not be comparable for different portfolio types and organisations.

Residential mortgages
The majority of the Group’s secured lending exposures are in the UK, Ireland and the US. The analysis below includes both Core and Non-Core.

	31 December 2012	31 December 2011
	£m	£m

UK Retail	99,062	96,388
Ulster Bank	19,162	20,020
RBS Citizens (1)	21,538	24,153

	139,762	140,561

Note:
(1)	2011 has been revised to include legacy serviced by others portfolio.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Residential mortgages (continued)
The table below shows LTVs for the Group’s residential mortgage portfolio split between performing (AQ1-AQ9) and non-performing (AQ10), with the average calculated on a weighted value basis. Loan balances are as at the end of the year whereas property values are calculated using property index movements since the last formal valuation.

	UK Retail			Ulster Bank			RBS Citizens (1)
Loan-to-value	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m

31 December 2012
<= 50%	22,306	327	22,633	2,182	274	2,456	4,167	51	4,218
> 50% and <= 70%	27,408	457	27,865	1,635	197	1,832	4,806	76	4,882
> 70% and <= 90%	34,002	767	34,769	2,019	294	2,313	6,461	114	6,575
> 90% and <= 100%	7,073	366	7,439	1,119	156	1,275	2,011	57	2,068
> 100% and <= 110%	3,301	290	3,591	1,239	174	1,413	1,280	43	1,323
> 110% and <= 130%	1,919	239	2,158	2,412	397	2,809	1,263	42	1,305
> 130% and <= 150%	83	26	109	2,144	474	2,618	463	14	477
> 150%	-	-	-	3,156	1,290	4,446	365	14	379

Total with LTVs	96,092	2,472	98,564	15,906	3,256	19,162	20,816	411	21,227
Other (2)	486	12	498	-	-	-	292	19	311

Total	96,578	2,484	99,062	15,906	3,256	19,162	21,108	430	21,538

Total portfolio average LTV (3)	66%	80%	67%	108%	132%	112%	75%	86%	75%

Average LTV on new originations during the year	65%			74%			64%

31 December 2011

<= 50%	21,537	285	21,822	2,568	222	2,790	4,745	49	4,794
> 50% and <= 70%	25,598	390	25,988	1,877	157	2,034	4,713	78	4,791
> 70% and <= 90%	33,738	671	34,409	2,280	223	2,503	6,893	125	7,018
> 90% and <= 100%	7,365	343	7,708	1,377	128	1,505	2,352	66	2,418
> 100% and <= 110%	3,817	276	4,093	1,462	130	1,592	1,517	53	1,570
> 110% and <= 130%	1,514	199	1,713	2,752	322	3,074	1,536	53	1,589
> 130% and <= 150%	60	15	75	2,607	369	2,976	626	28	654
> 150%	-	-	-	2,798	748	3,546	588	27	615

Total with LTVs	93,629	2,179	95,808	17,721	2,299	20,020	22,970	479	23,449
Other (2)	567	13	580	-	-	-	681	23	704

Total	94,196	2,192	96,388	17,721	2,299	20,020	23,651	502	24,153

Total portfolio average LTV (3)	67%	80%	67%	104%	125%	106%	76%	91%	77%

Average LTV on new originations during the year	63%			74%			63%

Notes:
(1)	Includes residential mortgages and home equity loans and lines (refer to page 225 for a breakdown of balances).
(2)	Where no indexed LTV is held.
(3)	Average LTV weighted by value is arrived at by calculating the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.
(4)	Excludes mortgage lending in Wealth. This portfolio totalled £8.8 billion (31 December 2011 - £8.3 billion) and continues to perform in line with expectations with minimal provision of £248 million.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Residential mortgages (continued)

Key points

UK Retail
•	The UK Retail mortgage portfolio totalled approximately £99.1 billion at 31 December 2012, an increase of 2.8% from 31 December 2011.

•
The assets are prime mortgages and include £7.9 billion, 8% (2011 - £6.9 billion) of residential buy-to-let lending. There is a small legacy portfolio of self-certified mortgages (0.2% of the total mortgage portfolio). Self-certified mortgages were withdrawn in 2004. The interest rate product mix is approximately one third fixed rate with the remainder on variable rate products including those on managed rates.

•
UK Retail’s mortgage business is subject to prudent underwriting standards. These include an affordability test using a stressed interest rate, credit scoring with different pass marks depending on the loan to value ratio (LTV) as well as a range of specific criteria, for example, LTV thresholds. Changes over the last few years include: a reduction in maximum LTV for prime residential mortgage lending from 100% to 95% in the first quarter of 2008 and from 95% to 90% in the third quarter of 2008 and a tightening of credit scoring pass marks: credit score thresholds were increased in the third quarter of 2009 and again in the third quarter of 2010. In the first quarter of 2011, new scorecards were introduced alongside a further tightening of thresholds, these were tightened still further in the second quarter of 2012.

•
Gross new mortgage lending remained strong at £14 billion. The average of individual LTV on new originations was 65.2% weighted by value of lending (31 December 2011 - 63.0%) and 61.3% by volume (31 December 2011 - 58.4%). The ratio of total lending to total property valuations was 56.3% (31 December 2011 - 52.9%). Average LTV by volume is arrived at by calculating the LTV on each individual mortgage with no weighting applied in the calculation of the average. The ratio approach is the sum of all lending divided by the value of all properties held as security against the lending.

•
The maximum LTV available to new customers remains at 90%, except for those buying properties under the government-sponsored, and indemnity backed, new build schemes that were launched during the year, where the maximum LTV is 95%. These schemes aim to support the mortgage market, particularly first time buyers, and completions under the scheme totalled £35 million during the year.

•
Based on the Halifax Price Index at September 2012, the portfolio average indexed LTV by weighted value of debt outstanding was 66.8% (31 December 2011 - 67.2%) and 58.1% by volume (31 December 2011 - 57.8%). The ratio of total outstanding balances to total indexed property valuations is 48.5% (31 December 2011 - 48.4%).

•
The arrears rate (more than three payments in arrears, excluding repossessions and shortfalls post property sale) improved marginally to 1.5% at 31 December 2012 from 1.6% at 31 December 2011. The number of properties repossessed in 2012 was 1,426 compared with 1,671 in 2011. Arrears rates remain sensitive to economic developments and are currently benefiting from low interest rate environment.

•
The mortgage impairment charge was £92 million for 2012 compared with £182 million in 2011 primarily due to lower loss rate adjustments on the non-performing back book, and a stable underlying rate of defaults.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Residential mortgages (continued)

Key points

UK Retail (continued)
•
25.6% of the residential owner occupied UK Retail mortgage book is on interest only terms down from 27.3% in 2011. A further 9.1% are on mixed repayments split between a combination of interest only and capital repayments (31 December 2011 - 9.6%). UK Retail withdrew interest only repayment products from sale to residential owner occupied customers with effect from 1 December 2012. Interest only repayment remains an option on buy-to-let mortgages. At 1.6%, the percentage of accounts more than 3 payments in arrears was similar to the 1.4% observed on capital repayment mortgages.

Ulster Bank
•
Ulster Bank’s residential mortgage portfolio totalled £19.2 billion at 31 December 2012, with 88% in the Republic of Ireland and 12% in Northern Ireland. At constant exchange rates, the portfolio decreased 2% from 31 December 2011 as a result of natural amortisation and limited growth due to low market demand.

•
The assets include £2.3 billion of exposure (12%) of residential buy-to-let loans. The interest rate product mix is approximately 91% on a variable rate product (including tracker products) and 9% on a fixed rate.

•
16% of the total portfolio is on interest only which reflects legacy policy and is no longer available to residential mortgage customers on a permanent basis. Interest only is permitted on a temporary basis under the suite of forbearance treatments available within Ulster Bank refer to page 201 for further information. Interest only repayment remains an option for private customers within Northern Ireland on an exception basis.

•
Average LTVs increased from 31 December 2011 to 31 December 2012, on a value basis, as a result of decreases in the Central Statistics Office house price index (4%) impacting the Ulster Bank portfolio. The average individual LTV on new originations was stable in 2012 at 74% (weighted by value of lending) and 69.4% by volume (2011 - 67.3%). The volume of business remains very low. The maximum LTV available to Ulster Bank customers is 90% with the exception of a specific Northern Ireland scheme which permits LTVs of up to 95%, in which Ulster Bank’s exposure is capped at 85% LTV.

•	Refer to the Ulster Bank Group (Core and Non-Core) section on page 226 for commentary on mortgage REIL and repossessions.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Residential mortgages (continued)

Key points (continued)

RBS Citizens
•	RBS Citizens mortgage portfolio totalled £21.5 billion at 31 December 2012, a reduction of 11% from 2011 (£24.2 billion). The Core business comprises 89% of the portfolio.

•
The portfolio comprises £6.2 billion (Core - £5.8 billion; Non-Core - £0.4 billion) of residential mortgages, of which 1% are in second lien position. There is also £15.3 billion (Core - £13.3 billion; Non-Core - £2.0 billion) of home equity loans and lines. Home equity Core consists of 47% in first lien position while Non-Core consists of 95% in second lien position.

•
RBS Citizens lending originates predominantly in the ‘footprint states’ of New England, Mid Atlantic and Mid West regions. At 31 December 2012, £17.9 billion (83% of the total portfolio) was within footprint.

•
The Non-Core portfolio comprises 11% of the mortgage portfolio with the serviced by others (SBO) portfolio being the largest component (75%). The SBO portfolio consists of purchased pools of home equity loans and lines. The full year charge-off rate was 7.4% for 2012 (excluding one-time events, the charge-off rate was 6.8%), which represents a year-on-year improvement (2011 - 8.6%). It is characterised by out-of-footprint geographies, high (95%) second lien concentration, and high LTV exposure (111% weighted average LTV at 31 December 2012).  The SBO book has been closed to new purchases since the third quarter of 2007 and is in run-off, with exposure down from £2.3 billion at 31 December 2011 to £1.8 billion at 31 December 2012. The arrears rate of the SBO portfolio has decreased from 2.3% at 31 December 2011 to 1.9% at 31 December 2012 due primarily to portfolio liquidation (highest risk borrowers have been charged-off), as well as more effective account servicing and collections.

•
The current weighted average LTV of the mortgage portfolio decreased from 77% at 31 December 2011 to 75% at 31 December 2012, driven by increases in the Case-Shiller home price index from the third quarter of 2011 to the third quarter of 2012. The current weighted average LTV of the mortgage portfolio, excluding SBO, is 71%.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios (continued)

Ulster Bank Group (Core and Non-Core)

Overview
At 31 December 2012, Ulster Bank Group accounted for 10% of the Group’s total gross loans to customers (31 December 2011 - 10%) and 8% of the Group’s Core gross loans to customers (31 December 2011 - 8%). Ulster Bank’s financial performance continues to be overshadowed by the challenging economic climate in Ireland, with impairments remaining elevated as high unemployment, coupled with higher taxation and limited liquidity in the economy, continues to depress the property market and domestic spending.

The impairment charge of £2,340 million for 2012 (31 December 2011 - £3,717 million) was driven by a combination of new defaulting customers and higher provisions on existing defaulted cases due primarily to deteriorating security values. Provisions as a percentage of risk elements in lending increased from 53% in 2011, to 57% in 2012, predominantly as a result of the deterioration in the value of the Non-Core commercial real estate development portfolio. Ulster Bank impairment provisions take into account recovery strategies for its commercial real estate portfolio, as currently there is very limited liquidity in Irish commercial and development property.

Core
The impairment charge for the year of £1,364 million (31 December 2011 - £1,384 million) reflects the difficult economic climate in Ireland, with elevated default levels across both mortgage and other corporate portfolios. The mortgage sector accounted for £646 million (47%) of the total 2012 impairment charge.

Non-Core
The impairment charge for the year was £976 million, a decrease of £1,357 million (31 December 2011 - £2,333 million), with the commercial real estate sector accounting for £899 million (92%) of the total 2012 impairment charge.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2012
Core
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	3,575	1,551	593	43.4	38	16.6	221	-
- development	729	369	197	50.6	53	27.0	55	2
Other corporate	7,772	2,259	1,394	29.1	62	17.9	389	15
Other lending	1,414	207	201	14.6	97	14.2	53	33

	32,652	7,533	3,910	23.1	52	12.0	1,364	72

Non-Core
Commercial real estate
- investment	3,383	2,800	1,433	82.8	51	42.4	288	15
- development	7,607	7,286	4,720	95.8	65	62.0	611	103
Other corporate	1,570	1,230	711	78.3	58	45.3	77	23

	12,560	11,316	6,864	90.1	61	54.6	976	141

Ulster Bank Group
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	6,958	4,351	2,026	62.5	47	29.1	509	15
- development	8,336	7,655	4,917	91.8	64	59.0	666	105
Other corporate	9,342	3,489	2,105	37.3	60	22.5	466	38
Other lending	1,414	207	201	14.6	97	14.2	53	33

	45,212	18,849	10,774	41.7	57	23.8	2,340	213

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2011
Core
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	225	-
- development	881	290	145	32.9	50	16.5	99	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	434	72
Other lending	1,533	201	184	13.1	92	12.0	56	25

	34,052	5,523	2,749	16.2	50	8.1	1,384	124

Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	609	1
- development	8,490	7,536	4,295	88.8	57	50.6	1,551	32
Other corporate	1,630	1,159	642	71.1	55	39.4	173	16

	13,980	11,611	6,301	83.1	54	45.1	2,333	49

Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	834	1
- development	9,371	7,826	4,440	83.5	57	47.4	1,650	48
Other corporate	9,366	2,993	1,704	32.0	57	18.2	607	88
Other lending	1,533	201	184	13.1	92	12.0	56	25

	48,032	17,134	9,050	35.7	53	18.8	3,717	173

Key points
•	Core REIL increased by £2.0 billion during the year, which reflects continued difficult conditions in both the commercial and residential property sectors in Ireland.

•
Core mortgage REIL accounted for £1.0 billion of the overall increase, the trend reflecting continued deterioration of macroeconomic factors. However, the number of properties repossessed in 2012 was 127 (81 on a voluntary basis) compared with 161 (123 on a voluntary basis) in 2011.

•	Core corporate REIL accounted for £1.0 billion of the overall increase, the movement driven by a small number of renegotiated arrangements for higher value real estate customers.

•
Core coverage increased from 50% to 52% as a result of additional impairment charges on the non-performing book due to further deterioration in collateral values. Core coverage is diluted due to the increased REIL relating to corporate renegotiations with lower provision requirements; adjusting for these cases Core coverage would be 56%.

•	Non-Core REIL decreased by £0.3 billion reflecting lower defaults as well as recoveries, write-offs of £0.2 billion.

•	At 31 December 2012, 60% of REIL was in Non-Core (31 December 2011 - 68%). The majority of Non-Core commercial real estate development portfolio is non-performing with provision coverage of 65%.

Risk and balance sheet management (continued)

Credit risk: Key credit portfolios: Ulster Bank Group (Core and Non-Core) (continued)

Geographical analysis: Commercial real estate
The commercial real estate lending portfolio for Ulster Bank Group (Core and Non-Core) totalled £15.3 billion at 31 December 2012, of which £11.0 billion or 72% was in Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio, based on the location of the underlying security, remained similar to 31 December 2011, with 63% in the Republic of Ireland, 26% in Northern Ireland, 11% in the UK (excluding Northern Ireland).

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

31 December 2012
ROI	3,546	779	1,603	3,653	9,581
NI	1,083	210	631	2,059	3,983
UK (excluding NI)	1,239	86	82	290	1,697
RoW	14	1	8	10	33

	5,882	1,076	2,324	6,012	15,294

31 December 2011

ROI	3,775	853	1,911	4,095	10,634
NI	1,322	279	680	2,222	4,503
UK (excluding NI)	1,371	111	95	336	1,913
RoW	27	4	-	32	63

	6,495	1,247	2,686	6,685	17,113

Key points
•
Commercial real estate continues to be the primary sector driving the Ulster Bank Group non-performing loan book. A reduction over the year of £1.8 billion primarily reflects Ulster Bank’s continuing strategy to reduce concentration risk to this sector.

•
The outlook for the property sector remains challenging. While there may be some signs of stabilisation in main urban centres, the outlook continues to be negative for secondary property locations on the island of Ireland.

•
During the year, Ulster Bank experienced further migration of commercial real estate exposures to its problem management framework, where various measures may be agreed to assist customers whose loans are performing but who are experiencing temporary financial  difficulties. For further details on Wholesale renegotiations refer to page 197.

Residential mortgages
The mortgage lending portfolio analysis by country of location of the underlying security is set out below.
	31 December 2012	31 December 2011
	£m	£m

ROI	16,873	17,767
NI	2,289	2,253

	19,162	20,020

Risk and balance sheet management (continued)

Market risk
Introduction	231
Trading revenues	231
Trading book	232
VaR non-trading portfolios	233
VaR	233
Structured credit portfolio	235
Market risk capital	236
Minimum capital requirements	236
IRC by rating and product category	237
Securitisation positions in the trading book	237

Risk and balance sheet management (continued)

Market risk
Introduction
Market risk arises from fluctuations in interest rates, foreign currency, credit spreads, equity prices, commodity prices and risk related factors such as market volatilities. The Group manages market risk within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative and quantitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stressed VaR (SVaR), stress testing and sensitivity analyses.

Trading revenues
The graph below shows the daily distribution of trading and related revenues for Markets for the years ended 31 December 2012 and 31 December 2011.

Note:
(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the trading days in that specific month.

Key points
•
Both 2011 and 2012 benefited from market rallies, albeit weaker but more sustained during 2012 than 2011, primarily due to the supportive actions of the Federal Reserve and European Central Bank in Q3 2012. By way of contrast, in Q3 2011, heightened uncertainty in the Eurozone saw a sudden deterioration in credit markets. Hence a wider range of results in 2011 than 2012.

•
The average daily revenue earned by Markets’ trading activities in 2012 was £16 million, compared with £18 million in 2011. The standard deviation of the daily revenues decreased from £20 million to £15 million. The number of days with negative revenue decreased to 34 from 45. The most frequent daily revenue was between £5 million and £10 million, which occurred 36 times. In 2011, the most frequent daily revenue was between £25 million and £30 million, which occurred 31 times.

Risk and balance sheet management (continued)

Market risk (continued)

Trading book
The table below analyses the VaR for the Group’s trading portfolios, segregated by type of market risk exposure, and between Core, Non-Core, counterparty exposure management (CEM) and the Group’s total trading VaR excluding CEM.

CEM manages the over-the-counter derivative counterparty credit and funding risk on behalf of Markets and Non-Core, by actively controlling risk concentrations and reducing unwanted risk exposures. The hedging transactions CEM enters into are booked in the trading book and therefore contribute to the market risk VaR exposure of the Group. The counterparty exposures themselves are not captured in VaR for regulatory capital. In the interest of transparency and to more properly represent the exposure, CEM trading book exposure and total trading VaR excluding CEM are disclosed separately.

	Year ended
	31 December 2012				31 December 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	62.6	75.6	95.7	40.8	53.4	68.1	79.2	27.5
Credit spread	69.2	74.1	94.9	44.9	82.7	74.3	151.1	47.4
Currency	10.3	7.6	21.3	2.6	10.3	16.2	19.2	5.2
Equity	6.0	3.9	12.5	1.7	9.4	8.0	17.3	4.6
Commodity	2.0	1.5	6.0	0.9	1.4	2.3	7.0	-
Diversification (1)		(55.4)				(52.3)

Total	97.3	107.3	137.0	66.5	105.5	116.6	181.3	59.7

Core	74.6	88.1	118.0	47.4	75.8	89.1	133.9	41.7
Non-Core	30.1	22.8	41.9	22.0	64.4	34.6	128.6	30.0

CEM	78.5	84.9	86.0	71.7	50.1	75.8	78.8	30.3

Total (excluding CEM)	47.1	57.6	76.4	32.2	75.5	49.9	150.0	41.6

	Quarter ended
	31 December 2012				30 September 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	59.1	75.6	82.1	40.8	58.6	44.8	75.4	44.8
Credit spread	68.7	74.1	76.9	57.2	56.8	67.2	67.2	46.6
Currency	7.1	7.6	11.6	2.6	9.1	8.9	15.3	5.3
Equity	5.3	3.9	9.2	1.7	6.2	8.2	11.7	4.5
Commodity	2.2	1.5	3.5	1.3	2.0	2.7	4.1	1.2
Diversification (1)		(55.4)				(40.8)

Total	92.4	107.3	113.4	72.3	90.1	91.0	104.6	78.4

Core	75.8	88.1	94.6	58.4	71.9	69.4	86.1	60.0
Non-Core	23.4	22.8	25.7	22.0	25.5	26.5	26.5	24.1

CEM	80.8	84.9	86.0	71.7	76.8	74.3	80.2	73.9

Total (excluding CEM)	49.3	57.6	61.1	33.2	38.3	46.6	54.0	32.2

Note:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Risk and balance sheet management (continued)

Market risk: Trading book (continued)

Key points
•
The Group’s average and maximum credit spread VaR for 2012 was lower than for 2011. This reflected the credit spread volatility experienced during the financial crisis dropping out of the time series window, combined with a reduction in the asset-backed securities trading inventory in Core and the sale of unencumbered asset-backed securities assets following the prior restructuring of some monoline hedges in the Non-Core banking book.

•
The average and period end interest rate VaR for 2012 were higher than for 2011 due to pre-hedging and positioning activity ahead of government bond auctions and syndications, combined with an increase in exposure to “safe haven” assets in December 2012, as the US “Fiscal Cliff” negotiations continued without resolution.

•	The Non-Core VaR was significantly lower in 2012, as Non-Core continued its de-risking strategy through the disposal of assets and unwinding of trades.

•	Since late 2011, CEM started to centrally manage the funding risk on over-the-counter derivatives contracts, causing the VaR to be considerably higher in 2012 than 2011.

VaR non-trading portfolios
VaR
The table below details VaR for the Group’s non-trading portfolios, excluding the structured credit portfolio and loans and receivables.

	Year ended
	31 December 2012				31 December 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	6.9	4.5	10.7	4.1	8.8	9.9	11.1	5.7
Credit spread	10.5	8.8	15.4	7.3	18.2	13.6	39.3	12.1
Currency	3.0	1.3	4.5	1.3	2.1	4.0	5.9	0.1
Equity	1.7	0.3	1.9	0.3	2.1	1.9	3.1	1.6
Diversification (1)		(5.4)				(13.6)

Total	11.8	9.5	18.3	8.5	19.7	15.8	41.6	13.4

Core	11.3	7.5	19.0	7.1	19.3	15.1	38.9	13.5
Non-Core	2.5	3.4	3.6	1.6	3.4	2.5	4.3	2.2

CEM	1.0	1.0	1.1	0.9	0.4	0.9	0.9	0.3

Total (excluding CEM)	11.5	9.4	17.8	8.2	19.7	15.5	41.4	13.7

Risk and balance sheet management (continued)

Market risk: VaR non-trading portfolios (continued)

	Quarter ended
	31 December 2012				30 September 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	4.8	4.5	6.1	4.1	6.0	5.5	6.7	5.3
Credit spread	8.8	8.8	9.3	7.5	8.1	8.6	9.1	7.3
Currency	1.8	1.3	2.7	1.3	3.0	1.5	3.8	1.3
Equity	1.6	0.3	1.8	0.3	1.6	1.7	1.7	1.6
Diversification (1)		(5.4)				(8.0)

Total	9.4	9.5	10.0	8.5	9.2	9.3	9.7	8.6

Core	8.2	7.5	9.2	7.1	9.0	9.2	10.2	8.3
Non-Core	3.5	3.4	3.6	2.8	2.0	3.6	3.6	1.6

CEM	1.0	1.0	1.0	1.0	1.0	1.0	1.1	1.0

Total (excluding CEM)	9.1	9.4	9.8	8.6	8.9	9.3	9.7	8.2

Note:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Key points
•
The average and period end total and credit spread VaR were lower in 2012, due to reduced volatility in the market data time series, position reductions and a decrease in the size of the collateral portfolio. The reduction in collateral was driven by the restructuring of certain Dutch residential mortgage-backed securities during H1 2012, enabling their eligibility as European Central Bank collateral. This allowed the disposal of additional collateral purchased during the corresponding period in 2011.

•	The average and period end interest rate VaR were lower in 2012, due to the implementation of an enhanced rates re-scaling methodology.

•	The Non-Core period end VaR was higher in 2012 than in 2011, due to improvements in the time series mapping on certain Australian bonds and the purchase of additional hedges.

Risk and balance sheet management (continued)

Market risk: VaR non-trading portfolios (continued)

Structured credit portfolio
The structured credit portfolio is within Non-Core. The risk in this portfolio is not disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio, which comprises illiquid debt securities. These assets are reported on a drawn notional and fair value basis, and managed on a third party asset and risk-weighted assets basis. The table below shows the open market risk in the structured credit portfolio.

	Drawn notional					Fair value
	CDOs (1)	CLOs (2)	MBS (3)	Other ABS (4)	Total	CDOs (1)	CLOs (2)	MBS (3)	Other ABS (4)	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

1-2 years	-	-	-	80	80	-	-	-	74	74
3-4 years	-	-	27	82	109	-	-	24	76	100
4-5 years	-	-	95	-	95	-	-	86	-	86
5-10 years	-	310	92	-	402	-	295	44	-	339
>10 years	289	279	380	398	1,346	116	256	253	254	879

	289	589	594	560	2,032	116	551	407	404	1,478

30 September 2012

1-2 years	-	-	-	128	128	-	-	-	120	120
2-3 years	-	-	6	28	34	-	-	5	27	32
3-4 years	-	-	-	45	45	-	-	-	43	43
4-5 years	-	-	161	218	379	-	-	136	198	334
5-10 years	-	298	110	-	408	-	278	53	-	331
>10 years	317	313	436	553	1,619	127	285	267	314	993

	317	611	713	972	2,613	127	563	461	702	1,853

31 December 2011

1-2 years	-	-	-	27	27	-	-	-	22	22
2-3 years	-	-	10	196	206	-	-	9	182	191
4-5 years	-	37	37	95	169	-	34	30	88	152
5-10 years	32	503	270	268	1,073	30	455	184	229	898
>10 years	2,180	442	464	593	3,679	766	371	291	347	1,775

	2,212	982	781	1,179	5,154	796	860	514	868	3,038

Notes:
(1)	Collateralised debt obligations.
(2)	Collateralised loan obligations.
(3)	Mortgage-backed securities.
(4)	Asset-backed securities.

Key point
•
The structured credit portfolio drawn notional and fair values declined across all asset classes from 31 December 2011 to 31 December 2012. Key drivers were: (i) during H1 2012, the liquidation of legacy trust preferred securities and commercial real estate CDOs and subsequent sale of the underlying assets; and (ii) during H2 2012, the sale of underlying assets from CDO collateral pools and legacy conduits.

Risk and balance sheet management (continued)

Market risk (continued)

Market risk capital
Minimum capital requirements
The following table analyses the market risk minimum capital requirement, calculated in accordance with Basel 2.5.
	31 December 2012	31 December 2011
	£m	£m

Interest rate position risk requirement	254	1,107
Equity position risk requirement	1	3
Option position risk requirement	26	26
Commodity position risk requirement	2	2
Foreign currency position risk requirement	12	10
Specific interest rate risk of securitisation positions	156	250

Total (standard method)	451	1,398
Pillar 1 model based position risk requirement	2,959	3,725

Total position risk requirement	3,410	5,123

The principal contributors to the Pillar 1 model based position risk requirement (PRR) are:

	31 December 2012				31 December 2011
	Average (1)	Maximum (1)	Minimum (1)	Period end
	£m	£m	£m	£m	£m

Value-at-risk (VaR) (1)	939	1,190	757	825	887
Stressed VaR (SVaR)	1,523	1,793	1,160	1,226	1,682
Incremental risk charge (IRC)	521	659	372	467	469
All price risk (APR)	149	290	12	12	297

Note:
(1)	The average, maximum and minimum are based on the monthly Pillar 1 model based capital requirements.

Key points
•
The FSA approved the inclusion of the Group’s US trading subsidiary RBS Securities Inc. in the regulatory models in March 2012. This resulted in the model-based charges for VaR, SVaR and IRC increasing at that time and the standardised interest rate PRR decreasing significantly.

•	Stressed VaR decreased during the remainder of 2012, due to the disposal of assets in Non-Core and general de-risking in sovereign and agency positions in Markets.

•	The APR decreased significantly due to the disposal of assets and unwinding of trades.

Risk and balance sheet management (continued)

Market risk: Market risk capital (continued)

IRC by rating and product category
The following table analyses the IRC by rating and product.

	Internal ratings
	AAA	AA	A	BBB	BB	B	CCC	Total (1)
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m

Product categories
Cash - ABS	59.2	-	-	(0.1)	(0.9)	-	-	58.2
Cash - regular	39.5	146.9	9.8	59.9	8.6	16.9	12.7	294.3
Derivatives - credit	(0.3)	(14.0)	4.0	30.4	28.4	5.6	(2.7)	51.4
Derivatives - interest rate	(1.0)	-	1.5	0.1	(2.1)	(0.3)	-	(1.8)
Other	13.8	-	-	-	-	-	-	13.8

Total	111.2	132.9	15.3	90.3	34.0	22.2	10.0	415.9

Note:
(1)
The figures presented are based on the spot IRC charge at 31 December 2012 and will therefore not agree with the IRC position risk requirement, as this is based on the 60 day average. The figures presented above are in capital terms.

Securitisation positions in the trading book
The following table analyses the trading book securitised exposures, by rating, subject to a market risk capital requirement.

	Ratings (1)						Total (1,2)	STD PRR (3)	Capital deductions
	AAA	AA	A	BBB	BB	Below BB
31 December 2012	£m	£m	£m	£m	£m	£m	£m	%	£m

Trading book securitisation charge	15.5	7.4	15.2	35.3	75.8	6.2	155.4	36.6	1,369.6

Notes:
(1)	Based on S&P ratings.
(2)	Excludes the capital deductions.
(3)	Percentage of total standardised position risk requirement.

Risk and balance sheet management (continued)

Country risk
Introduction	239
Governance, monitoring and management	241
Country risk exposure	243
Definitions	243
Summary	245
Total eurozone	249
Eurozone periphery - total	251
Eurozone periphery - by country	253
Eurozone non-periphery - total	269
Eurozone non-periphery - by country	271

Risk and balance sheet management (continued)

Country risk

Introduction
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions, expropriation or nationalisation); and conflict. Such events have the potential to affect elements of the Group’s credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk-related losses.

External environment
Country risk, notably in the eurozone, remained elevated in 2012, particularly in the first half of the year. Economic growth projections were lowered, predominantly for Europe, but also for a number of major emerging markets. However, important first steps towards achieving longer-term stabilisation in the eurozone led to some notable easing of crisis risks. Growth data from major non-European economies, such as China, were more encouraging towards the end of the year. The ability of policymakers to tackle fiscal challenges and restore confidence and growth in both the US and Europe will be a key factor in determining the pace of recovery.

Eurozone risks
Eurozone risks continued to dominate, as concerns about the impact of banking sector problems on government balance sheets led to further capital flight from periphery countries and a rise in sovereign bond yields until August, particularly for Spain. To break the feedback loop between banks and their sovereigns, eurozone leaders agreed at their June summit that the European Stability Mechanism (ESM), the eurozone’s permanent crisis fund, could lend to banks directly once a single eurozone-wide banking regulator had been established. They also approved the provision by the ESM of significant financial support to Spain to recapitalise its banks.

In the second half of the year, the ESM became fully operational and the European Central Bank (ECB) announced a major new facility, Outright Monetary Transactions. This facility allows secondary market purchases by the ECB of bonds issued by eurozone sovereigns that are subject to a European Union (EU)/International Monetary Fund (IMF) support programme. Following these steps, sovereign bond yields fell markedly.

Meanwhile, in Greece, private sector claims on the government were restructured in early 2012, but political risks remained acute as two successive parliamentary elections eventually resulted in a narrow victory for the pro-bailout New Democracy party. As the electoral process delayed policy implementation and the recession, contrary to earlier expectations, deepened further, additional reforms became necessary and the European Commission, the IMF and the ECB (known collectively as the Troika) further eased Greece’s targets.

Risk and balance sheet management (continued)

Country risk: Introduction (continued)
Elsewhere, Ireland continued to make progress towards targets set out in its Troika programme, notably allowing the government to resume a degree of market financing. Talks with the European authorities on ways to relieve the government of some of the costs of past banking sector support continued, resulting in a favourable restructuring of the Anglo Irish promissory note in early 2013, reducing related fiscal costs somewhat. Notwithstanding these developments, Irish growth remained very weak and reliant on external demand. Portugal also made progress in a number of areas, though had greater structural constraints to address to boost longer-term growth prospects. Towards the end of the year, Cyprus also entered negotiations with the EU and IMF on a support programme. The eurozone as a whole entered recession in the second half of the year, although divergence within the currency union continued, with the core considerably stronger than the periphery.

Emerging markets
Emerging markets performed better on the whole. In developing Asia, the economies of China and India both continued to slow from a strong base, but risks remained held in check by healthy external balance sheets.

Emerging countries in Europe started to be affected by very weak growth in the eurozone, with the most export-focused economies being worst hit. However, countries that took significant action in the wake of the financial crisis to stabilise their banking sectors, saw an easing of risk. Turkey was upgraded by one rating agency to investment grade.

General political instability seen in the Middle East and North Africa in 2011 moderated in 2012 in most countries except Syria, although transition to democratic rule was only partial in some cases. Excluding Bahrain, Gulf Cooperation Council countries were generally more stable, underpinned by high oil prices.

Latin America continued to be characterised by greater stability, due to generally healthier sovereign balance sheets. However, growth prospects deteriorated because of weaker external demand, notably in the region’s largest economy, Brazil.

Outlook
Overall, the outlook for 2013 remains challenging with risks likely to remain elevated but divergent. Much will depend on the success of EU efforts to contain contagion from the sovereign crisis (where downside risks are high) and on whether growth headwinds in larger advanced economies, particularly the US and Japan, persist. Emerging market balance sheet risks remain lower, despite structural and political constraints, but it is expected that these economies will continue to be affected by events elsewhere through financial markets and trade channels.

Risk and balance sheet management (continued)

Country risk (continued)

Governance, monitoring and management
The Group’s country risk framework is set by the Executive Risk Forum (ERF), which has delegated authority to the Group Country Risk Committee (GCRC) to manage exposures within the framework and deal with any limit breaches, with escalation where needed to ERF. Under this framework, exposures to all countries are monitored. Countries with material exposures are included in the Group’s country risk Watchlist process to identify emerging issues and facilitate the development of mitigation strategies. Detailed portfolio reviews are undertaken on a regular basis to ensure that country portfolio compositions remain aligned to the Group’s country risk appetite in light of evolving economic and political developments.

Limits on total exposure are set for individual countries based on a risk assessment taking into account the country’s economic and political situation and outlook, as well as the Group’s portfolio composition in that country. Sub-limits are set on medium-term (greater than one year) exposure since this exposure can, by nature, not be reduced as rapidly as short-term exposure in the event of deterioration of a country’s creditworthiness.

During 2012, in addition to all emerging markets and the vulnerable eurozone countries, the Group brought nearly all advanced countries under country limits. The exceptions are the UK (and related European special territories of Guernsey, Jersey, the Isle of Man and Gibraltar) and the US, given their home country status.

Also in 2012, an enhanced country risk appetite framework was introduced. The Group’s risk appetite for a particular country is now guided by global risk appetite, the country’s internal rating and strategic importance to the Group, the portfolio composition by tenors and clients, an assessment of the potential for losses arising from a number of possible key country risk events, and other country-specific considerations such as funding profile, risk/return analysis, business opportunities and reputational risk. The actual country limits continue to be set by GCRC (or the ERF above certain benchmark levels).

Further enhancements included improved divisional country risk operating models and the implementation of a new sovereign rating model.

Eurozone crisis preparedness
A Group executive steering group is driving eurozone crisis preparedness. Its agenda in 2012 included operational preparations for possible sovereign defaults and/or eurozone exits. The steering group also considered initiatives to determine and reduce redenomination risk. Further actions to mitigate risks and strengthen control in the eurozone typically included taking guarantees or insurance, updating collateral agreements, and tightening certain credit pre-approval processes.

Risk and balance sheet management (continued)

Country risk: Governance, monitoring and management (continued)
Redenomination risk
The overall impact of redenomination risk on the Group is difficult to determine with certainty, but would be shaped by; the scope and reach of any new legislation introduced by an exiting country; its applicability to the facility documentation; and whether there are any appropriate offsets to the exposures. For the purposes of estimating funding mismatches at risk of redenomination (detailed below), the Group takes, as its starting point balance sheet exposure as defined on page 244 and excludes exposures at low risk of redenomination. The latter are identified through consideration of the relevant documentation, particularly the currency of exposure, governing law, court of jurisdiction, precise definition of the contract currency (for euro facilities), and location of payment. The Group also deducts offsets for provisions taken and liabilities that would be expected to redenominate at the same time.

A redenomination event would also be accompanied by increased credit risk, for two reasons. First, capital controls would likely be introduced in the affected country, resulting in any non-redenominated assets, including non-euro assets, potentially becoming harder to service. Second, a sharp devaluation could imply payment difficulties for counterparties with large debts denominated in foreign currency and counterparties that are heavily dependent on imports.

The Group's focus continues to be on reducing its asset exposures and funding mismatches in the eurozone periphery countries. During 2012, total asset exposures to these countries decreased by 13% to £59.1 billion. The estimated funding mismatch at risk of redenomination was £9.0 billion for Ireland, £4.5 billion for Spain, and £1.0 billion for Italy at 31 December 2012. These mismatches can fluctuate due to volatility in trading book positions and changes in bond prices. The net positions for Greece, Portugal and Cyprus were all minimal.

Refer to pages 245 to 284 for discussion on the Group’s exposure to banks, financial institutions and other sectors in a number of eurozone countries.

Credit default swaps
The Group uses credit default swap (CDS) contracts to service customer activity as well as to manage counterparty and country exposure. The latter is done to hedge portfolios or specific exposures. This may give rise to maturity mismatches between the underlying exposure and the CDS contract, as well as between bought and sold CDS contracts on the same reference entity. CDS positions are monitored on a daily basis as part of regular market risk management.

The terms of the Group’s CDS contracts are covered by standard International Swaps and Derivatives Association (ISDA) documentation, which determines if a contract is triggered due to a credit event. Such events may include bankruptcy or restructuring of the reference entity or a failure of the reference entity to repay its debt or interest. Under the terms of a CDS contract, one of the regional Credit Derivatives Determinations Committees of the ISDA is empowered to decide whether or not a credit event has occurred.

Risk and balance sheet management (continued)

Country risk: Governance, monitoring and management (continued)
The Group transacts CDS contracts primarily on a collateralised basis with investment-grade global financial institutions who are active participants in the CDS market. These transactions are subject to regular margining, which usually takes the form of cash collateral. For European peripheral sovereigns, credit protection has been purchased from a number of major European banks, predominantly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, this risk is mitigated through specific collateralisation and monitored on a weekly basis.

Country risk exposure
The tables that follow show the Group’s exposure by country of incorporation of the counterparty at 31 December 2012. Countries shown are those where the Group’s balance sheet exposure (as defined in this section) to counterparties incorporated in the country exceeded £1 billion and the country had an external rating of A+ or below from Standard and Poor’s, Moody’s or Fitch at 31 December 2012, as well as selected eurozone countries. The exposures are stated before taking into account mitigants, such as collateral (with the exception of reverse repos), insurance or guarantees, which may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature.

Definitions

Lending - Comprises gross loans and advances to: central and local government (Govt); central banks, including cash balances; other banks and financial institutions (FI), incorporating overdraft and other short-term facilities; corporates, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Lending includes risk elements in lending.

Risk elements in lending (REIL) - Comprises impaired loans and accruing past due 90 days or more as to principal or interest. Impaired loans are all loans (including renegotiated) for which an impairment provision has been established. Accruing past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent provision is established for the latter.

Debt securities - Comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest, are recognised in the income statement. Other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

Derivatives (net) - Comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements but before the effect of collateral. Figures shown include the effect of counterparty netting used within the regulatory capital model.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Definitions (continued)

Repos (net) - Comprises the mtm value of repo and reverse repo contracts after the effect of legally enforceable netting agreements and collateral. Counterparty netting is applied within the regulatory capital model used.

In addition and as a memorandum item, the mtm value of derivatives and repos gross of netting referred to above are disclosed.

Balance sheet - Comprises lending, debt securities, derivatives (net) and repo (net) exposures, as defined above.

Off-balance sheet - Comprises letters of credit, guarantees, other contingent obligations and committed undrawn facilities.

Credit default swaps (CDSs) - Under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. The fair value, or mtm value, represents the balance sheet carrying value. The mtm value of CDSs is included within derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par value of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column CDS notional less fair value represents the instantaneous increase in exposure arising from sold positions netted against the decrease arising from bought positions should the CDS contracts be triggered by a credit event and assuming there is a zero recovery rate on the reference exposure. For a sold position, the change in exposure equals the notional less fair value amount and represents the amount the Group would owe to its CDS counterparties. Positive recovery rates would tend to reduce the gross components (increases and decreases) of those numbers.

Due to their bespoke nature, exposures relating to credit derivative product companies and related hedges have not been included, as they cannot be meaningfully attributed to a particular country or a reference entity. Nth-to-default basket swaps have also been excluded as they cannot be meaningfully attributed to a particular reference entity.

Government - Comprises central, regional and local government.

Eurozone periphery - Comprises Ireland, Spain, Italy, Portugal, Greece and Cyprus.

Other eurozone - Comprises Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

Refer to page 193 for country analysis of equity shares.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Summary
	31 December 2012
	Lending								Debt securities			Balance sheet	Off- balance sheet	Total	CDS notional less fair value
	Govt	Central banks	Other banks	Other FI	Corporate	Personal	Total Lending	Of which Non-Core		Net						Gross
										Derivatives	Repos					Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	42	73	98	532	17,921	17,893	36,559	9,506	787	1,692	579	39,617	2,958	42,575	(137)	17,066	7,994
Spain	-	6	1	59	4,260	340	4,666	2,759	5,374	1,754	-	11,794	1,624	13,418	(375)	5,694	610
Italy	9	21	200	218	1,392	23	1,863	900	1,607	2,297	-	5,767	2,616	8,383	(492)	9,597	3
Portugal	-	-	-	-	336	7	343	251	215	514	-	1,072	258	1,330	(94)	618	26
Greece	-	7	-	1	179	14	201	68	1	360	-	562	27	589	(4)	623	-
Cyprus	-	-	-	2	274	15	291	121	4	35	-	330	47	377	-	54	15

Eurozone periphery	51	107	299	812	24,362	18,292	43,923	13,605	7,988	6,652	579	59,142	7,530	66,672	(1,102)	33,652	8,648

Germany	-	20,018	660	460	3,756	83	24,977	2,817	12,763	9,476	323	47,539	7,294	54,833	(1,333)	57,202	8,407
Netherlands	7	1,822	496	1,785	3,720	26	7,856	2,002	8,447	9,089	354	25,746	11,473	37,219	(1,470)	23,957	10,057
France	494	9	2,498	124	2,426	71	5,622	1,621	5,823	7,422	450	19,317	9,460	28,777	(2,197)	44,920	14,324
Belgium	-	-	186	249	414	22	871	368	1,408	3,140	50	5,469	1,308	6,777	(233)	4,961	1,256
Luxembourg	-	13	99	717	1,817	4	2,650	973	251	1,462	145	4,508	2,190	6,698	(306)	3,157	5,166
Other	126	-	19	90	856	14	1,105	88	1,242	1,737	11	4,095	1,269	5,364	(194)	6,029	2,325

Total eurozone	678	21,969	4,257	4,237	37,351	18,512	87,004	21,474	37,922	38,978	1,912	165,816	40,524	206,340	(6,835)	173,878	50,183

Other
Japan	-	832	315	193	319	15	1,674	123	6,438	2,883	199	11,194	622	11,816	(70)	13,269	16,350
India	-	100	1,021	48	2,628	106	3,903	170	1,074	64	-	5,041	914	5,955	(43)	167	108
China	2	183	829	48	585	29	1,676	33	262	903	94	2,935	739	3,674	50	903	3,833
Russia	-	53	848	14	494	55	1,464	56	409	23	-	1,896	391	2,287	(254)	23	-
Brazil	-	-	950	-	125	3	1,078	60	596	73	-	1,747	189	1,936	393	85	-
South Korea	-	22	771	71	289	2	1,155	2	307	221	30	1,713	704	2,417	(60)	616	449
Turkey	115	163	82	94	928	12	1,394	258	181	93	-	1,668	481	2,149	(36)	114	449
Romania	20	65	9	2	347	331	774	773	315	3	-	1,092	80	1,172	(12)	3	-
Poland	-	164	-	16	536	6	722	26	289	36	-	1,047	802	1,849	(84)	54	29

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Summary (continued)
	31 December 2011
	Lending								Debt Securities			Balance sheet	Off- balance sheet	Total	CDS notional less fair value
	Govt	Central Banks	Other Banks	Other FI	Corporate	Personal	Total Lending	Of which Non-Core		Net						Gross
										Derivatives	Repos					Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	45	1,467	136	333	18,994	18,858	39,833	10,156	886	2,273	551	43,543	2,928	46,471	53	21,462	7,409
Spain	9	3	130	154	5,775	362	6,433	3,735	6,155	2,391	2	14,981	2,630	17,611	(1,013)	6,775	589
Italy	-	73	233	299	2,444	23	3,072	1,155	1,258	2,314	-	6,644	3,150	9,794	(452)	10,947	305
Portugal	-	-	10	-	495	5	510	341	113	519	-	1,142	268	1,410	55	633	220
Greece	7	6	-	31	427	14	485	94	409	355	-	1,249	52	1,301	1	541	-
Cyprus	-	-	-	38	250	14	302	133	2	56	-	360	68	428	-	57	200

Eurozone periphery	61	1,549	509	855	28,385	19,276	50,635	15,614	8,823	7,908	553	67,919	9,096	77,015	(1,356)	40,415	8,723

Germany	-	18,068	653	305	6,608	155	25,789	5,402	15,767	10,169	166	51,891	7,527	59,418	(2,401)	68,650	6,142
Netherlands	8	7,654	623	1,557	4,827	20	14,689	2,498	9,893	10,010	275	34,867	13,561	48,428	(1,295)	25,858	23,926
France	481	3	1,273	282	3,761	79	5,879	2,317	7,794	8,701	345	22,719	10,217	32,936	(2,846)	46,205	22,230
Belgium	-	8	287	354	588	20	1,257	480	652	2,959	51	4,919	1,359	6,278	(99)	8,998	1,949
Luxembourg	-	-	101	925	2,228	2	3,256	1,497	130	2,884	805	7,075	2,007	9,082	(404)	4,535	3,976
Other	121	-	28	77	1,125	12	1,363	191	708	1,894	-	3,965	1,297	5,262	(25)	10,407	1,254

Total eurozone	671	27,282	3,474	4,355	47,522	19,564	102,868	27,999	43,767	44,525	2,195	193,355	45,064	238,419	(8,426)	205,068	68,200

Other
Japan	-	2,085	688	96	433	26	3,328	338	12,456	2,443	191	18,418	452	18,870	(365)	15,421	12,678
India	-	275	610	35	2,949	127	3,996	350	1,530	218	-	5,744	1,280	7,024	(105)	555	72
China	9	178	1,237	16	654	30	2,124	50	597	410	3	3,134	1,559	4,693	(62)	414	6,187
Russia	-	36	970	8	659	62	1,735	76	186	47	-	1,968	356	2,324	(343)	47	703
Brazil	-	-	936	-	227	4	1,167	70	790	24	-	1,981	319	2,300	164	62	-
South Korea	-	5	812	2	576	1	1,396	3	845	251	153	2,645	627	3,272	(22)	775	552
Turkey	215	193	252	66	1,072	16	1,814	423	361	94	-	2,269	437	2,706	10	111	139
Romania	66	145	30	8	413	392	1,054	1,054	220	6	-	1,280	160	1,440	8	6	-
Poland	35	208	3	9	624	6	885	45	116	56	-	1,057	701	1,758	(99)	73	1

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Summary (continued)
Reported exposures are affected by currency movements. Over 2012, sterling appreciated 4.4% against the US dollar and 2.6% against the euro, resulting in exposures denominated in these currencies (and in other currencies linked to the same) decreasing in sterling terms.

Key points
•
Balance sheet and off-balance sheet exposures to nearly all countries shown in the table declined during 2012, as the Group maintained a cautious stance and many clients reduced debt levels. The reductions were seen in all broad product categories and in all client groups. Non-Core lending exposure declined as the strategy for disposal progressed, particularly in Germany, Spain and Ireland. Most of the Group’s country risk exposure was in International Banking (primarily lending and off-balance sheet exposure to corporates), Markets (mostly derivatives and repos with financial institutions), Ulster Bank (mostly lending exposure to corporates and consumers in Ireland) and Group Treasury (largely AFS debt securities and liquidity with central banks).

•
Total eurozone - Balance sheet exposure declined by £27.5 billion or 14% during 2012 to £165.8 billion, with reductions seen primarily in periphery countries but also in the Netherlands, Germany, France and Luxembourg. This reflected exchange rate movements, sales of Greek, Spanish and Portuguese AFS bonds, write-offs, active exposure management and debt reduction efforts by bank clients.

•
Eurozone periphery - Balance sheet exposure decreased across all countries to a combined £59.1 billion, a reduction of £8.8 billion or 13%, caused in part by reductions in AFS bonds in Spain, Italy and Greece. Most of the Group’s exposure arises from the activities of Markets, International Banking, Group Treasury and Ulster Bank (with respect to Ireland). Group Treasury has a portfolio of Spanish bank and financial institution securities. International Banking provides trade finance facilities to clients across Europe, including the eurozone periphery. Balance sheet exposure to Cyprus amounted to £0.3 billion at 31 December 2012, comprising mainly lending exposure to special purpose vehicles incorporated in Cyprus, but with assets and cash flows largely elsewhere.

•
Japan - Exposure decreased during 2012, principally in the first half of the year, reflecting a reduction in International Banking’s cash management business and a change in Japanese yen clearing status from direct (self-clearing) membership to agency. The Group no longer needs to hold positions resulting in a £2.2 billion reduction in AFS Japanese government bonds.

•
China - Lending exposure and off-balance sheet exposure to banks decreased by £0.4 billion and £0.8 billion respectively, as a result of a slowdown in economic growth, changes in local regulations and risk/return considerations. Derivatives exposure to public sector entities increased by £0.7 billion, reflecting fluctuations in short-term hedging by bank clients.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Summary: Key points (continued)

CDS protection bought and sold
•
The Group uses CDS contracts to service customer activity as well as manage counterparty and country exposure. During 2012, eurozone gross notional CDS contracts, bought and sold, decreased significantly. This was caused by maturing contracts and by efforts to reduce counterparty credit exposures and risk-weighted assets mainly through derivative compression trades. The fair value of bought and sold CDS contracts also decreased due to the reduction in gross notional CDS positions and a narrowing of CDS spreads over the year for a number of eurozone countries, including Portugal and Ireland. All in all, net bought CDS protection referencing entities in eurozone countries taken by the Group, in terms of CDS notional less fair value, decreased to £6.8 billion, from £8.4 billion at 31 December 2011.

•
Greek sovereign CDS positions were fully closed out in April 2012, as the use of the collective action clause in the Greek debt swap resulted in a credit event occurring, which triggered Greek sovereign CDS contracts.

•
Outside the eurozone, the Group also has net bought CDS protection on most countries shown in the table. A £0.4 billion net sold CDS position on Brazil was primarily hedging bought nth-to-default CDS contracts with Brazilian reference entities (these latter contracts are not included in the reported numbers by country - refer to the Definitions on page 243).

•
During 2012 the credit quality of CDS bought protection counterparties shown in the individual country tables, deteriorated primarily reflecting rating model changes in the fourth quarter resulting in more conservative internal ratings. There was also an actual downgrading of some of these counterparties during the year.

For more specific analysis and commentary on the Group’s exposure to Ireland, Spain, Italy, Portugal and Greece, refer to pages 253 to 267. For commentary on the Group’s exposure to eurozone non-periphery countries, refer to page 283.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Total eurozone

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	678	-	-	11,487	267	17,430	8,469	20,448	1,797	-	22,923	783	23,706	5,307	-
Central bank	21,969	-	-	-	-	-	-	-	35	-	22,004	-	22,004	36	4,648
Other banks	4,257	-	-	5,588	(509)	1,021	611	5,998	25,956	1,161	37,372	4,400	41,772	148,534	28,679
Other FI	4,237	-	-	9,367	(1,081)	1,261	142	10,486	7,595	727	23,045	5,537	28,582	15,055	16,124
Corporate	37,351	14,253	7,451	794	33	311	115	990	3,594	24	41,959	29,061	71,020	4,945	732
Personal	18,512	3,351	1,733	-	-	-	-	-	1	-	18,513	743	19,256	1	-

	87,004	17,604	9,184	27,236	(1,290)	20,023	9,337	37,922	38,978	1,912	165,816	40,524	206,340	173,878	50,183

31 December 2011

Government	671	-	-	18,406	81	19,597	15,049	22,954	1,924	-	25,549	1,056	26,605	4,979	791
Central bank	27,282	-	-	20	-	6	-	26	35	-	27,343	-	27,343	38	15,103
Other banks	3,474	-	-	8,423	(752)	1,272	1,502	8,193	28,595	1,090	41,352	4,493	45,845	175,187	31,157
Other FI	4,355	-	-	10,494	(1,129)	1,138	471	11,161	9,854	1,102	26,472	8,199	34,671	18,204	20,436
Corporate	47,522	14,152	7,267	964	24	528	59	1,433	4,116	3	53,074	30,551	83,625	6,659	713
Personal	19,564	2,280	1,069	-	-	-	-	-	1	-	19,565	765	20,330	1	-

	102,868	16,432	8,336	38,307	(1,776)	22,541	17,081	43,767	44,525	2,195	193,355	45,064	238,419	205,068	68,200

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Total eurozone (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	40,154	38,580	1,407	(1,405)	37,080	36,759	6,488	(6,376)
Other banks	13,249	13,014	266	(217)	19,736	19,232	2,303	(2,225)
Other FI	11,015	9,704	104	(92)	17,949	16,608	693	(620)
Corporate	39,639	35,851	(455)	465	76,966	70,119	2,241	(1,917)

	104,057	97,149	1,322	(1,249)	151,731	142,718	11,725	(11,138)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	8,828	126	34,862	597	8,056	204	-	-	51,746	927
Other FI	23,912	88	23,356	319	4,111	(17)	932	5	52,311	395

	32,740	214	58,218	916	12,167	187	932	5	104,057	1,322

31 December 2011

Banks	67,624	5,585	1,085	131	198	23	-	-	68,907	5,739
Other FI	79,824	5,605	759	89	2,094	278	147	14	82,824	5,986

	147,448	11,190	1,844	220	2,292	301	147	14	151,731	11,725

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Eurozone periphery

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	51	-	-	644	(132)	3,686	2,698	1,632	134	-	1,817	16	1,833	361	-
Central bank	107	-	-	-	-	-	-	-	-	-	107	-	107	-	-
Other banks	299	-	-	3,551	(660)	165	131	3,585	4,093	476	8,453	75	8,528	29,706	4,186
Other FI	812	-	-	2,065	(541)	466	40	2,491	746	103	4,152	1,414	5,566	1,557	4,136
Corporate	24,362	12,146	6,757	192	2	128	40	280	1,678	-	26,320	5,414	31,734	2,027	326
Personal	18,292	3,347	1,713	-	-	-	-	-	1	-	18,293	611	18,904	1	-

	43,923	15,493	8,470	6,452	(1,331)	4,445	2,909	7,988	6,652	579	59,142	7,530	66,672	33,652	8,648

31 December 2011

Government	61	-	-	1,207	(339)	4,854	5,652	409	236	-	706	118	824	380	-
Central bank	1,549	-	-	-	-	-	-	-	-	-	1,549	-	1,549	-	-
Other banks	509	-	-	5,279	(956)	436	318	5,397	4,350	480	10,736	67	10,803	34,296	4,085
Other FI	855	-	-	2,331	(654)	228	56	2,503	1,783	73	5,214	1,862	7,076	3,635	4,638
Corporate	28,385	12,272	6,567	274	4	240	-	514	1,538	-	30,437	6,412	36,849	2,103	-
Personal	19,276	2,258	1,048	-	-	-	-	-	1	-	19,277	637	19,914	1	-

	50,635	14,530	7,615	9,091	(1,945)	5,758	6,026	8,823	7,908	553	67,919	9,096	77,015	40,415	8,723

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Eurozone periphery (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	24,785	24,600	1,452	(1,459)	25,883	26,174	5,979	(5,926)
Other banks	6,023	5,996	230	(202)	9,372	9,159	1,657	(1,623)
Other FI	2,592	2,350	76	(67)	3,854	3,635	290	(262)
Corporate	5,824	5,141	52	(47)	10,798	9,329	999	(860)

	39,224	38,087	1,810	(1,775)	49,907	48,297	8,925	(8,671)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	3,517	153	14,725	780	5,153	214	-	-	23,395	1,147
Other FI	5,647	240	9,021	401	896	22	265	-	15,829	663

	9,164	393	23,746	1,181	6,049	236	265	-	39,224	1,810

31 December 2011

Banks	26,008	4,606	604	112	93	14	-	-	26,705	4,732
Other FI	22,082	3,980	394	51	726	162	-	-	23,202	4,193

	48,090	8,586	998	163	819	176	-	-	49,907	8,925

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Ireland

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	42	-	-	127	(23)	79	56	150	2	-	194	2	196	6	-
Central bank	73	-	-	-	-	-	-	-	-	-	73	-	73	-	-
Other banks	98	-	-	191	(6)	18	1	208	695	476	1,477	-	1,477	15,258	3,547
Other FI	532	-	-	46	-	325	2	369	583	103	1,587	601	2,188	1,365	4,121
Corporate	17,921	11,058	6,226	60	-	-	-	60	411	-	18,392	1,840	20,232	436	326
Personal	17,893	3,286	1,686	-	-	-	-	-	1	-	17,894	515	18,409	1	-

	36,559	14,344	7,912	424	(29)	422	59	787	1,692	579	39,617	2,958	42,575	17,066	7,994

31 December 2011

Government	45	-	-	102	(46)	20	19	103	92	-	240	2	242	102	-
Central bank	1,467	-	-	-	-	-	-	-	-	-	1,467	-	1,467	-	-
Other banks	136	-	-	177	(39)	195	14	358	981	478	1,953	-	1,953	19,090	3,441
Other FI	333	-	-	61	-	116	35	142	782	73	1,330	546	1,876	1,831	3,968
Corporate	18,994	10,269	5,689	148	3	135	-	283	417	-	19,694	1,841	21,535	438	-
Personal	18,858	2,258	1,048	-	-	-	-	-	1	-	18,859	539	19,398	1	-

	39,833	12,527	6,737	488	(82)	466	68	886	2,273	551	43,543	2,928	46,471	21,462	7,409

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Ireland (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,486	2,525	72	(71)	2,145	2,223	466	(481)
Other banks	43	32	1	(2)	110	107	21	(21)
Other FI	759	677	21	(33)	523	630	64	(74)
Corporate	236	165	(17)	17	425	322	(11)	10

	3,524	3,399	77	(89)	3,203	3,282	540	(566)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	214	6	1,461	41	32	(1)	-	-	1,707	46
Other FI	528	16	970	7	319	8	-	-	1,817	31

	742	22	2,431	48	351	7	-	-	3,524	77

31 December 2011

Banks	1,586	300	2	-	-	-	-	-	1,588	300
Other FI	1,325	232	161	1	129	7	-	-	1,615	240

	2,911	532	163	1	129	7	-	-	3,203	540

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Ireland (continued)

Key points

•
Ulster Bank Group’s (UBG) Irish exposure comprises personal lending (largely mortgages) and corporate lending and commitments, plus some lending to financial institutions (refer to the Ulster Bank Group (Core and Non-Core) section on page 226 for further details). In addition, International Banking has lending exposure and commitments, and Markets has derivative and repo exposure to financial institutions and large international clients with funding subsidiaries based in Ireland.

•	Group exposure decreased further during 2012, principally lending, which fell £3.3 billion as a result of de-risking of the portfolio and currency movements.

•	Government and central bank

Exposure to the central bank fluctuates, driven by regulatory requirements and deposits of excess liquidity. It was reduced as part of asset and liability management.

•	Financial institutions

Markets, International Banking and UBG account for the large majority of the Group’s exposure to financial institutions, the main categories being derivatives and repos, where exposure is affected predominantly by market movements and much of it is collateralised.

•	Corporate

Lending exposure fell by £1.1 billion during 2012, driven by exchange rate movements and write-offs. Commercial real estate lending amounted to £10.4 billion at 31 December 2012, down £0.5 billion from 31 December 2011 amid continuing adverse market conditions. The commercial real estate lending was nearly all in UBG (£7.7 billion of this in Non-Core) and included REIL of £8.0 billion which were 55% covered by provisions.

•	Personal

Overall lending exposure fell by £1.0 billion as a result of exchange rate movements, amortisation, maturities, a small amount of write-offs, low new business volumes and active risk management. Residential mortgage loans amounted to £16.9 billion at 31 December 2012, including REIL of £3.0 billion and loan provisions of £1.5 billion. The housing market continues to suffer from weak domestic demand, with house prices that stabilised in the course of 2012 at approximately 50% below their 2007 peak.

•	Non-Core (included above)

Non-Core lending exposure was £9.5 billion at 31 December 2012, down £0.7 billion since 31 December 2011. The lending portfolio largely consisted of exposures to commercial real estate (82%), retail (4%) and leisure (4%).

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Spain

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	37	(10)	786	403	420	18	-	438	14	452	56	-
Central bank	6	-	-	-	-	-	-	-	-	-	6	-	6	-	-
Other banks	1	-	-	3,169	(634)	100	76	3,193	1,254	-	4,448	42	4,490	5,116	610
Other FI	59	-	-	1,661	(540)	96	18	1,739	26	-	1,824	139	1,963	50	-
Corporate	4,260	601	246	4	-	36	18	22	456	-	4,738	1,373	6,111	472	-
Personal	340	61	27	-	-	-	-	-	-	-	340	56	396	-	-

	4,666	662	273	4,871	(1,184)	1,018	515	5,374	1,754	-	11,794	1,624	13,418	5,694	610

31 December 2011

Government	9	-	-	33	(15)	360	751	(358)	35	-	(314)	116	(198)	40	-
Central bank	3	-	-	-	-	-	-	-	-	-	3	-	3	-	-
Other banks	130	-	-	4,892	(867)	162	214	4,840	1,620	2	6,592	41	6,633	5,180	122
Other FI	154	-	-	1,580	(639)	65	8	1,637	282	-	2,073	169	2,242	1,084	467
Corporate	5,775	1,190	442	9	-	27	-	36	454	-	6,265	2,247	8,512	471	-
Personal	362	-	-	-	-	-	-	-	-	-	362	57	419	-	-

	6,433	1,190	442	6,514	(1,521)	614	973	6,155	2,391	2	14,981	2,630	17,611	6,775	589

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Spain (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	5,934	5,905	361	(359)	5,151	5,155	538	(522)
Other banks	1,583	1,609	34	(30)	1,965	1,937	154	(152)
Other FI	1,209	1,061	47	(28)	2,417	2,204	157	(128)
Corporate	2,263	2,011	7	(4)	4,831	3,959	448	(399)

	10,989	10,586	449	(421)	14,364	13,255	1,297	(1,201)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	646	27	3,648	168	1,409	65	-	-	5,703	260
Other FI	2,335	72	2,539	109	324	8	88	-	5,286	189

	2,981	99	6,187	277	1,733	73	88	-	10,989	449

31 December 2011

Banks	6,595	499	68	5	32	4	-	-	6,695	508
Other FI	7,238	736	162	3	269	50	-	-	7,669	789

	13,833	1,235	230	8	301	54	-	-	14,364	1,297

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Spain (continued)

Key points
•	The Group maintains good relationships with multinational banks, other financial institutions and large corporate clients.

•
Exposure to Spain is driven by corporate lending and a sizeable mortgage-backed securities covered bond portfolio. Exposure fell further in most categories during 2012, driven by the sale of part of the covered bond portfolio and a decline in corporate lending, as a result of steps taken to de-risk the portfolio.

•	Government

The Group has an active portfolio of Spanish government debt and CDS exposures that can result in fluctuations between long and short positions for HFT debt securities.

•	Financial institutions

The Group’s largest exposure was AFS debt securities (mainly the covered bond portfolio) of £4.8 billion at 31 December 2012, which decreased by £1.6 billion during 2012, largely as a result of sales in the first half of the year. The portfolio continued to perform satisfactorily. However, the Group is monitoring the situation closely, including undertaking stress analyses.

Derivative exposure, mostly to Spanish international banks and a few of the large regional banks, declined to £1.3 billion at 31 December 2012 from £1.9 billion at 31 December 2011. The majority of this exposure was collateralised.

Lending to financial institutions decreased to less than £0.1 billion at 31 December 2012 from £0.3 billion at 31 December 2011.

•	Corporate

Lending decreased by £1.5 billion and off-balance sheet exposure by £0.9 billion, due to reductions primarily in the commercial real estate and electricity sectors. Commercial real estate lending amounted to £1.6 billion at 31 December 2012, predominantly in Non-Core. The majority of REIL and loan provisions relates to commercial real estate lending and further decreased during 2012, reflecting disposals and restructurings.

•	Non-Core (included above)

At 31 December 2012, Non-Core had lending exposure to Spain of £2.8 billion, a reduction of £1.0 billion or 26% since 31 December 2011. Commercial real estate (63%), construction (14%) and electricity (9%) sectors accounted for the majority of the lending exposure.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Italy

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	9	-	-	408	(81)	2,781	2,224	965	80	-	1,054	-	1,054	131	-
Central bank	21	-	-	-	-	-	-	-	-	-	21	-	21	-	-
Other banks	200	-	-	125	(8)	42	54	113	1,454	-	1,767	33	1,800	8,428	3
Other FI	218	-	-	357	(1)	23	1	379	99	-	696	671	1,367	100	-
Corporate	1,392	34	5	87	2	85	22	150	664	-	2,206	1,900	4,106	938	-
Personal	23	-	-	-	-	-	-	-	-	-	23	12	35	-	-

	1,863	34	5	977	(88)	2,931	2,301	1,607	2,297	-	5,767	2,616	8,383	9,597	3

31 December 2011

Government	-	-	-	704	(220)	4,336	4,725	315	90	-	405	-	405	142	-
Central bank	73	-	-	-	-	-	-	-	-	-	73	-	73	-	-
Other banks	233	-	-	119	(14)	67	88	98	1,064	-	1,395	23	1,418	9,117	305
Other FI	299	-	-	685	(15)	40	13	712	686	-	1,697	1,146	2,843	687	-
Corporate	2,444	361	113	75	-	58	-	133	474	-	3,051	1,968	5,019	1,001	-
Personal	23	-	-	-	-	-	-	-	-	-	23	13	36	-	-

	3,072	361	113	1,583	(249)	4,501	4,826	1,258	2,314	-	6,644	3,150	9,794	10,947	305

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Italy (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	13,181	13,034	717	(754)	12,125	12,218	1,750	(1,708)
Other banks	3,537	3,488	163	(139)	6,078	5,938	1,215	(1,187)
Other FI	616	607	8	(5)	872	762	60	(51)
Corporate	2,580	2,295	28	(20)	4,742	4,299	350	(281)

	19,914	19,424	916	(918)	23,817	23,217	3,375	(3,227)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	2,113	81	7,755	432	3,252	105	-	-	13,120	618
Other FI	2,120	96	4,344	194	218	8	112	-	6,794	298

	4,233	177	12,099	626	3,470	113	112	-	19,914	916

31 December 2011

Banks	12,904	1,676	487	94	61	10	-	-	13,452	1,780
Other FI	10,138	1,550	8	2	219	43	-	-	10,365	1,595

	23,042	3,226	495	96	280	53	-	-	23,817	3,375

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Italy (continued)

Key points
•
The Group maintains good relationships with Italian government entities, banks, other financial institutions and large corporate clients. Since the start of 2011, the Group has taken steps to reduce and mitigate its risk through strategic exits where appropriate and through increased collateral requirements, in line with its evolving appetite for Italian risk. Lending exposure to Italian counterparties was reduced by a further £1.2 billion during 2012, to £1.9 billion.

•	Government and central bank

The Group is an active market-maker in Italian government bonds and has an active CDS portfolio, resulting in large and fluctuating gross long and short positions in HFT debt securities.

•	Financial institutions

The majority of the Group’s exposure relates to the top five banks. The Group’s product offering consists largely of collateralised trading products and to a lesser extent, short-term uncommitted lending lines for liquidity purposes. During 2012, derivative exposure decreased by £0.2 billion due to market movements. Risk is mitigated since most facilities are fully collateralised. Lending declined by £0.1 billion to £0.4 billion.

The AFS bond exposure was reduced by £0.3 billion due to sales.

•	Corporate

Lending declined by £1.1 billion, particularly to industrials.

•	Non-Core (included above)

Non-Core lending exposure was £0.9 billion at 31 December 2012, a £0.3 billion or 22% reduction since 31 December 2011, primarily due to a fall in exposure to investment funds and industrials. The remaining lending exposure was mainly to the commercial real estate (29%), leisure (25%) and electricity (16%) sectors.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Portugal
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	72	(18)	28	15	85	17	-	102	-	102	17	-
Other banks	-	-	-	66	(12)	5	-	71	380	-	451	-	451	481	26
Other FI	-	-	-	1	-	21	11	11	38	-	49	3	52	38	-
Corporate	336	253	188	41	-	7	-	48	79	-	463	247	710	82	-
Personal	7	-	-	-	-	-	-	-	-	-	7	8	15	-	-

	343	253	188	180	(30)	61	26	215	514	-	1,072	258	1,330	618	26

31 December 2011

Government	-	-	-	56	(58)	36	152	(60)	19	-	(41)	-	(41)	25	-
Other banks	10	-	-	91	(36)	12	2	101	389	-	500	2	502	497	217
Other FI	-	-	-	5	-	7	-	12	30	-	42	-	42	30	3
Corporate	495	27	27	42	1	18	-	60	81	-	636	258	894	81	-
Personal	5	-	-	-	-	-	-	-	-	-	5	8	13	-	-

	510	27	27	194	(93)	73	154	113	519	-	1,142	268	1,410	633	220

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Portugal (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	3,182	3,134	302	(275)	3,304	3,413	997	(985)
Other banks	856	863	31	(30)	1,197	1,155	264	(260)
Other FI	8	5	-	(1)	8	5	1	(1)
Corporate	426	353	3	(7)	366	321	68	(48)

	4,472	4,355	336	(313)	4,875	4,894	1,330	(1,294)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	480	34	1,805	133	460	45	-	-	2,745	212
Other FI	534	38	1,126	88	35	(2)	32	-	1,727	124

	1,014	72	2,931	221	495	43	32	-	4,472	336

31 December 2011

Banks	2,922	786	46	12	-	-	-	-	2,968	798
Other FI	1,874	517	-	-	33	15	-	-	1,907	532

	4,796	1,303	46	12	33	15	-	-	4,875	1,330

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Portugal (continued)

Key points
•
The Portuguese portfolio, which is managed out of Spain, mainly consists of corporate lending and derivative trading with the largest local banks. Medium-term activity has ceased with the exception of collateralised business.

•	Exposure declined further during 2012, with continued reductions in lending and off-balance sheet exposure, and sales of Group Treasury’s AFS bonds.

•	Government and central bank

The Group’s exposure to the Portuguese government at 31 December 2012 was £102 million, comprising a very small derivative exposure and a small net long debt securities position, an increase from the net short debt securities position at 31 December 2011.

•	Financial institutions

The remaining exposure is largely focused on the top four systemically important banks. Exposures generally consist of collateralised trading products.

•	Corporate

The largest exposure is to the land transport and logistics, electricity and telecommunications sectors, concentrated on a few large, highly creditworthy clients.

•	Non-Core (included above)

Non-Core lending exposure to Portugal decreased by £0.1 billion during 2012, to £0.3 billion. The portfolio largely comprised lending exposure to the land transport and logistics (40%), electricity (37%) and commercial real estate (18%) sectors.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Greece

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	-	9	-	9	17	-	26	-	26	151	-
Central bank	7	-	-	-	-	-	-	-	-	-	7	-	7	-	-
Other banks	-	-	-	-	-	-	-	-	299	-	299	-	299	411	-
Other FI	1	-	-	-	-	-	8	(8)	-	-	(7)	-	(7)	-	-
Corporate	179	38	38	-	-	-	-	-	44	-	223	18	241	61	-
Personal	14	-	-	-	-	-	-	-	-	-	14	9	23	-	-

	201	38	38	-	-	9	8	1	360	-	562	27	589	623	-

31 December 2011

Government	7	-	-	312	-	102	5	409	-	-	416	-	416	71	-
Central bank	6	-	-	-	-	-	-	-	-	-	6	-	6	-	-
Other banks	-	-	-	-	-	-	-	-	290	-	290	-	290	405	-
Other FI	31	-	-	-	-	-	-	-	2	-	33	-	33	2	-
Corporate	427	256	256	-	-	-	-	-	63	-	490	42	532	63	-
Personal	14	-	-	-	-	-	-	-	-	-	14	10	24	-	-

	485	256	256	312	-	102	5	409	355	-	1,249	52	1,301	541	-

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Greece (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	3,158	3,165	2,228	(2,230)
Other banks	4	4	1	(1)	22	22	3	(3)
Other FI	-	-	-	-	34	34	8	(8)
Corporate	319	317	31	(33)	434	428	144	(142)

	323	321	32	(34)	3,648	3,649	2,383	(2,383)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	64	5	54	6	-	-	-	-	118	11
Other FI	130	18	42	3	-	-	33	-	205	21

	194	23	96	9	-	-	33	-	323	32

31 December 2011

Banks	2,001	1,345	1	1	-	-	-	-	2,002	1,346
Other FI	1,507	945	63	45	76	47	-	-	1,646	1,037

	3,508	2,290	64	46	76	47	-	-	3,648	2,383

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Greece (continued)

Key points
•
The Group’s exposure to Greece decreased further in 2012, largely as a result of the restructuring and sale of Greek government debt and a corporate write-off. The remainder of the exposure is actively managed, in line with the Group’s de-risking strategy that has been in place since early 2010. Much of the remaining exposure is collateralised or guaranteed. The remaining Greek exposure at 31 December 2012 was £0.6 billion. The majority of this was derivative exposure to banks (itself in part collateralised). The rest was mostly corporate lending, including exposure to local subsidiaries of international companies.

•	Government and central bank

The Group participated in the restructuring of Greek government debt in March 2012, which resulted in the issuance of new bonds that were sold in March and April, and £0.3 billion of AFS bonds issued by the European Financial Stability Facility incorporated in Luxembourg. The Group no longer holds any AFS bonds issued by the Greek government. A small HFT position, resulting from the sovereign debt restructuring in March, has been retained to enable the Group to quote prices and stay relevant to key clients.

•	Financial institutions

Activity with Greek financial institutions is largely collateralised derivative and repo exposure, and remains under close scrutiny.

•	Corporate

Lending exposure fell by £0.2 billion to £0.2 billion, largely due to a single name write-off in the first half of 2012.

The Group’s focus is on short-term trade facilities to the domestic subsidiaries of international clients, increasingly supported by parental guarantees.

•	Non-Core (included above)

Non-Core lending exposure to Greece was £0.1 billion at 31 December 2012, a slight reduction from 31 December 2011. The remaining lending portfolio primarily consisted of the following sectors: commercial real estate (44%), construction (26%) and other services (12%).

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Cyprus

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	-	3	-	3	-	-	3	-	3	-	-
Other banks	-	-	-	-	-	-	-	-	11	-	11	-	11	12	-
Other FI	2	-	-	-	-	1	-	1	-	-	3	-	3	4	15
Corporate	274	162	54	-	-	-	-	-	24	-	298	36	334	38	-
Personal	15	-	-	-	-	-	-	-	-	-	15	11	26	-	-

	291	162	54	-	-	4	-	4	35	-	330	47	377	54	15

31 December 2011

Other banks	-	-	-	-	-	-	-	-	6	-	6	1	7	7	-
Other FI	38	-	-	-	-	-	-	-	1	-	39	1	40	1	200
Corporate	250	169	40	-	-	2	-	2	49	-	301	56	357	49	-
Personal	14	-	-	-	-	-	-	-	-	-	14	10	24	-	-

	302	169	40	-	-	2	-	2	56	-	360	68	428	57	200

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Eurozone non-periphery

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	627	-	-	10,843	399	13,744	5,771	18,816	1,663	-	21,106	767	21,873	4,946	-
Central bank	21,862	-	-	-	-	-	-	-	35	-	21,897	-	21,897	36	4,648
Other banks	3,958	-	-	2,037	151	856	480	2,413	21,863	685	28,919	4,325	33,244	118,828	24,493
Other FI	3,425	-	-	7,302	(540)	795	102	7,995	6,849	624	18,893	4,123	23,016	13,498	11,988
Corporate	12,989	2,107	694	602	31	183	75	710	1,916	24	15,639	23,647	39,286	2,918	406
Personal	220	4	20	-	-	-	-	-	-	-	220	132	352	-	-

	43,081	2,111	714	20,784	41	15,578	6,428	29,934	32,326	1,333	106,674	32,994	139,668	140,226	41,535

31 December 2011

Government	610	-	-	17,199	420	14,743	9,397	22,545	1,688	-	24,843	938	25,781	4,599	791
Central bank	25,733	-	-	20	-	6	-	26	35	-	25,794	-	25,794	38	15,103
Other banks	2,965	-	-	3,144	204	836	1,184	2,796	24,245	610	30,616	4,426	35,042	140,891	27,072
Other FI	3,500	-	-	8,163	(475)	910	415	8,658	8,071	1,029	21,258	6,337	27,595	14,569	15,798
Corporate	19,137	1,880	700	690	20	288	59	919	2,578	3	22,637	24,139	46,776	4,556	713
Personal	288	22	21	-	-	-	-	-	-	-	288	128	416	-	-

	52,233	1,902	721	29,216	169	16,783	11,055	34,944	36,617	1,642	125,436	35,968	161,404	164,653	59,477

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Eurozone non-periphery (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	15,369	13,980	(45)	54	11,197	10,585	509	(450)
Other banks	7,226	7,018	36	(15)	10,364	10,073	646	(602)
Other FI	8,423	7,354	28	(25)	14,095	12,973	403	(358)
Corporate	33,815	30,710	(507)	512	66,168	60,790	1,242	(1,057)

	64,833	59,062	(488)	526	101,824	94,421	2,800	(2,467)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	5,311	(27)	20,137	(183)	2,903	(10)	-	-	28,351	(200)
Other FI	18,265	(152)	14,335	(82)	3,215	(39)	667	5	36,482	(268)

	23,576	(179)	34,472	(265)	6,118	(49)	667	5	64,833	(488)

31 December 2011

Banks	41,616	979	481	19	105	9	-	-	42,202	1,007
Other FI	57,742	1,625	365	38	1,368	116	147	14	59,622	1,793

	99,358	2,604	846	57	1,473	125	147	14	101,824	2,800

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Germany

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	8,103	453	5,070	1,592	11,581	533	-	12,114	735	12,849	1,656	-
Central bank	20,018	-	-	-	-	-	-	-	-	-	20,018	-	20,018	-	-
Other banks	660	-	-	668	10	280	332	616	5,558	183	7,017	139	7,156	50,998	4,935
Other FI	460	-	-	285	(23)	95	30	350	3,046	116	3,972	933	4,905	3,911	3,066
Corporate	3,756	460	152	207	14	11	2	216	339	24	4,335	5,462	9,797	637	406
Personal	83	1	-	-	-	-	-	-	-	-	83	25	108	-	-

	24,977	461	152	9,263	454	5,456	1,956	12,763	9,476	323	47,539	7,294	54,833	57,202	8,407

31 December 2011

Government	-	-	-	12,035	523	4,136	2,084	14,087	423	-	14,510	2	14,512	1,284	164
Central bank	18,068	-	-	-	-	-	-	-	2	-	18,070	-	18,070	2	-
Other banks	653	-	-	1,376	5	294	761	909	5,886	117	7,565	284	7,849	62,744	4,277
Other FI	305	-	-	563	(33)	187	95	655	3,272	49	4,281	1,116	5,397	3,657	1,659
Corporate	6,608	191	80	109	9	14	7	116	586	-	7,310	6,103	13,413	963	42
Personal	155	19	19	-	-	-	-	-	-	-	155	22	177	-	-

	25,789	210	99	14,083	504	4,631	2,947	15,767	10,169	166	51,891	7,527	59,418	68,650	6,142

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Germany (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	4,288	4,191	4	-	2,631	2,640	76	(67)
Other banks	2,849	2,696	13	(11)	4,765	4,694	307	(310)
Other FI	2,385	2,172	(16)	18	3,653	3,403	7	(2)
Corporate	10,526	9,644	(257)	261	20,433	18,311	148	(126)

	20,048	18,703	(256)	268	31,482	29,048	538	(505)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,968	(22)	6,263	(87)	940	(7)	-	-	9,171	(116)
Other FI	5,047	(70)	5,103	(55)	727	(15)	-	-	10,877	(140)

	7,015	(92)	11,366	(142)	1,667	(22)	-	-	20,048	(256)

31 December 2011

Banks	14,644	171	163	4	8	-	-	-	14,815	175
Other FI	16,315	357	18	-	334	6	-	-	16,667	363

	30,959	528	181	4	342	6	-	-	31,482	538

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Netherlands

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	7	-	-	1,052	57	1,248	993	1,307	36	-	1,350	29	1,379	1,662	-
Central bank	1,822	-	-	-	-	-	-	-	2	-	1,824	-	1,824	2	4,648
Other banks	496	-	-	575	136	252	86	741	6,667	309	8,213	3,471	11,684	16,558	3,074
Other FI	1,785	-	-	6,107	(508)	242	17	6,332	1,908	45	10,070	1,311	11,381	5,087	2,335
Corporate	3,720	508	156	66	2	29	28	67	476	-	4,263	6,650	10,913	648	-
Personal	26	-	-	-	-	-	-	-	-	-	26	12	38	-	-

	7,856	508	156	7,800	(313)	1,771	1,124	8,447	9,089	354	25,746	11,473	37,219	23,957	10,057

31 December 2011

Government	8	-	-	1,447	74	849	591	1,705	40	-	1,753	-	1,753	1,521	-
Central bank	7,654	-	-	-	-	6	-	6	7	-	7,667	-	7,667	10	15,103
Other banks	623	-	-	802	217	365	278	889	7,410	164	9,086	3,566	12,652	17,425	2,615
Other FI	1,557	-	-	6,804	(386)	290	108	6,986	1,806	108	10,457	3,388	13,845	5,082	5,792
Corporate	4,827	621	209	199	6	113	5	307	747	3	5,884	6,596	12,480	1,820	416
Personal	20	3	2	-	-	-	-	-	-	-	20	11	31	-	-

	14,689	624	211	9,252	(89)	1,623	982	9,893	10,010	275	34,867	13,561	48,428	25,858	23,926

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Netherlands (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	1,352	1,227	(12)	11	1,206	1,189	31	(31)
Other banks	659	695	(1)	2	965	995	41	(42)
Other FI	3,080	2,799	20	(23)	5,772	5,541	142	(131)
Corporate	7,943	6,852	(93)	87	15,416	14,238	257	(166)

	13,034	11,573	(86)	77	23,359	21,963	471	(370)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	763	(17)	3,112	(32)	539	(3)	-	-	4,414	(52)
Other FI	4,990	(33)	2,046	7	917	(13)	667	5	8,620	(34)

	5,753	(50)	5,158	(25)	1,456	(16)	667	5	13,034	(86)

31 December 2011

Banks	7,605	107	88	1	6	-	-	-	7,699	108
Other FI	14,529	231	308	37	676	81	147	14	15,660	363

	22,134	338	396	38	682	81	147	14	23,359	471

Risk and balance sheet management (continued)

Country risk: Country risk exposure: France

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	494	-	-	537	(41)	5,186	2,064	3,659	257	-	4,410	3	4,413	270	-
Central bank	9	-	-	-	-	-	-	-	-	-	9	-	9	-	-
Other banks	2,498	-	-	730	5	184	27	887	5,608	58	9,051	591	9,642	41,782	11,581
Other FI	124	-	-	757	(4)	252	51	958	833	392	2,307	1,106	3,413	1,721	2,743
Corporate	2,426	116	71	218	16	116	15	319	724	-	3,469	7,685	11,154	1,147	-
Personal	71	-	-	-	-	-	-	-	-	-	71	75	146	-	-

	5,622	116	71	2,242	(24)	5,738	2,157	5,823	7,422	450	19,317	9,460	28,777	44,920	14,324

31 December 2011

Government	481	-	-	2,648	(14)	8,705	5,669	5,684	357	-	6,522	911	7,433	372	-
Central bank	3	-	-	20	-	-	-	20	-	-	23	-	23	-	-
Other banks	1,273	-	-	889	(17)	157	75	971	7,009	262	9,515	474	9,989	42,922	17,689
Other FI	282	-	-	642	(40)	325	126	841	592	83	1,798	928	2,726	1,763	4,541
Corporate	3,761	128	74	240	9	72	34	278	743	-	4,782	7,829	12,611	1,148	-
Personal	79	-	-	-	-	-	-	-	-	-	79	75	154	-	-

	5,879	128	74	4,439	(62)	9,259	5,904	7,794	8,701	345	22,719	10,217	32,936	46,205	22,230

Risk and balance sheet management (continued)

Country risk: Country risk exposure: France (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	4,989	4,095	76	(66)	3,467	2,901	228	(195)
Other banks	3,443	3,337	23	(5)	4,232	3,995	282	(236)
Other FI	1,789	1,374	(8)	9	2,590	2,053	136	(117)
Corporate	11,435	10,618	(106)	112	23,224	21,589	609	(578)

	21,656	19,424	(15)	50	33,513	30,538	1,255	(1,126)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,779	14	7,102	(15)	921	6	-	-	9,802	5
Other FI	5,995	(12)	4,798	(5)	1,061	(3)	-	-	11,854	(20)

	7,774	2	11,900	(20)	1,982	3	-	-	21,656	(15)

31 December 2011

Banks	13,353	453	162	13	79	8	-	-	13,594	474
Other FI	19,641	758	24	1	254	22	-	-	19,919	781

	32,994	1,211	186	14	333	30	-	-	33,513	1,255

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Belgium

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	828	(44)	1,269	711	1,386	103	-	1,489	-	1,489	404	-
Other banks	186	-	-	2	-	2	2	2	2,618	50	2,856	7	2,863	4,035	1,256
Other FI	249	-	-	-	-	-	-	-	239	-	488	30	518	252	-
Corporate	414	50	15	14	-	6	-	20	180	-	614	1,263	1,877	270	-
Personal	22	3	20	-	-	-	-	-	-	-	22	8	30	-	-

	871	53	35	844	(44)	1,277	713	1,408	3,140	50	5,469	1,308	6,777	4,961	1,256

31 December 2011

Government	-	-	-	742	(116)	608	722	628	89	-	717	-	717	492	-
Central bank	8	-	-	-	-	-	-	-	3	-	11	-	11	3	-
Other banks	287	-	-	4	-	-	-	4	2,399	51	2,741	8	2,749	7,868	1,694
Other FI	354	-	-	-	-	1	4	(3)	191	-	542	64	606	260	-
Corporate	588	31	21	3	-	20	-	23	277	-	888	1,279	2,167	375	255
Personal	20	-	-	-	-	-	-	-	-	-	20	8	28	-	-

	1,257	31	21	749	(116)	629	726	652	2,959	51	4,919	1,359	6,278	8,998	1,949

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Belgium (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	1,890	1,674	(31)	29	1,612	1,505	120	(110)
Other banks	212	222	1	(1)	312	302	14	(13)
Corporate	301	276	(1)	1	563	570	12	(12)

	2,403	2,172	(31)	29	2,487	2,377	146	(135)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	244	(2)	1,156	(17)	281	(3)	-	-	1,681	(22)
Other FI	178	-	505	(9)	39	-	-	-	722	(9)

	422	(2)	1,661	(26)	320	(3)	-	-	2,403	(31)

31 December 2011

Banks	1,602	97	2	-	12	1	-	-	1,616	98
Other FI	866	48	1	-	4	-	-	-	871	48

	2,468	145	3	-	16	1	-	-	2,487	146

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Luxembourg

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	13	-	-	-	-	-	-	-	-	-	13	-	13	-	-
Other banks	99	-	-	8	-	8	6	10	485	77	671	-	671	650	2,215
Other FI	717	-	-	51	(1)	198	4	245	821	68	1,851	719	2,570	2,343	2,951
Corporate	1,817	940	287	-	-	19	23	(4)	156	-	1,969	1,469	3,438	164	-
Personal	4	-	-	-	-	-	-	-	-	-	4	2	6	-	-

	2,650	940	287	59	(1)	225	33	251	1,462	145	4,508	2,190	6,698	3,157	5,166

31 December 2011

Other banks	101	-	-	10	-	7	-	17	530	16	664	-	664	664	447
Other FI	925	-	-	54	(7)	82	80	56	2,174	789	3,944	711	4,655	3,676	3,529
Corporate	2,228	897	301	5	-	58	6	57	180	-	2,465	1,294	3,759	195	-
Personal	2	-	-	-	-	-	-	-	-	-	2	2	4	-	-

	3,256	897	301	69	(7)	147	86	130	2,884	805	7,075	2,007	9,082	4,535	3,976

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Luxembourg (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Other FI	1,169	1,009	32	(29)	2,080	1,976	118	(108)
Corporate	1,388	1,238	(9)	10	2,478	2,138	146	(116)

	2,557	2,247	23	(19)	4,558	4,114	264	(224)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	96	4	611	23	63	(1)	-	-	770	26
Other FI	1,111	(12)	361	12	315	(3)	-	-	1,787	(3)

	1,207	(8)	972	35	378	(4)	-	-	2,557	23

31 December 2011

Banks	1,535	93	16	-	-	-	-	-	1,551	93
Other FI	2,927	164	10	-	70	7	-	-	3,007	171

	4,462	257	26	-	70	7	-	-	4,558	264

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Other eurozone(1)

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	126	-	-	323	(26)	971	411	883	734	-	1,743	-	1,743	954	-
Central bank	-	-	-	-	-	-	-	-	33	-	33	-	33	34	-
Other banks	19	-	-	54	-	130	27	157	927	8	1,111	117	1,228	4,805	1,432
Other FI	90	-	-	102	(4)	8	-	110	2	3	205	24	229	184	893
Corporate	856	33	13	97	(1)	2	7	92	41	-	989	1,118	2,107	52	-
Personal	14	-	-	-	-	-	-	-	-	-	14	10	24	-	-

	1,105	33	13	576	(31)	1,111	445	1,242	1,737	11	4,095	1,269	5,364	6,029	2,325

31 December 2011

Government	121	-	-	327	(47)	445	331	441	779	-	1,341	25	1,366	930	627
Central bank	-	-	-	-	-	-	-	-	23	-	23	-	23	23	-
Other banks	28	-	-	63	(1)	13	70	6	1,011	-	1,045	94	1,139	9,268	350
Other FI	77	-	-	100	(9)	25	2	123	36	-	236	130	366	131	277
Corporate	1,125	12	15	134	(4)	11	7	138	45	-	1,308	1,038	2,346	55	-
Personal	12	-	-	-	-	-	-	-	-	-	12	10	22	-	-

	1,363	12	15	624	(61)	494	410	708	1,894	-	3,965	1,297	5,262	10,407	1,254

For the note to this table refer to the following page.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Other eurozone(1) (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,850	2,793	(82)	80	2,281	2,350	54	(47)
Other banks	63	68	-	-	90	87	2	(1)
Other FI	-	-	-	-	-	-	-	-
Corporate	2,222	2,082	(41)	41	4,054	3,944	70	(59)

	5,135	4,943	(123)	121	6,425	6,381	126	(107)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	461	(4)	1,893	(55)	159	(2)	-	-	2,513	(61)
Other FI	944	(25)	1,522	(32)	156	(5)	-	-	2,622	(62)

	1,405	(29)	3,415	(87)	315	(7)	-	-	5,135	(123)

31 December 2011

Banks	2,877	58	50	1	-	-	-	-	2,927	59
Other FI	3,464	67	4	-	30	-	-	-	3,498	67

	6,341	125	54	1	30	-	-	-	6,425	126

Note:
(1)	Comprises Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Eurozone non-periphery

Key points
•
The Group holds a major and diversified portfolio in eurozone non-periphery countries with significant exposures to financial institutions and corporates, notably in Germany, the Netherlands and France, and a sizeable liquidity portfolio with the German central bank.

•
Exposure decreased in most product categories and to most client groups during 2012, particularly in lending to corporates, contingent liabilities and commitments, as a result of currency movements and de-risking of the portfolio.

•	Government and central bank

The Group holds significant short-term surplus liquidity with central banks for liquidity, credit risk and capital considerations as well as due to limited alternative investment opportunities. This exposure also fluctuates as part of the Group’s asset and liability management. In Q3 2012 the Group transferred part of its euro payment activity from the RBS N.V. account with the Dutch central bank to the RBS plc account with the German central bank, as part of strategic plans to migrate most of the RBS N.V. balance sheet, activities and exposures to RBS plc.

Germany - Net long HFT positions in German bonds in Markets increased during 2012, driven by market opportunities. Concurrently, German AFS bond positions in Group Treasury were reduced in the first half of the year, in line with internal liquidity management strategies.

France - The Group reduced its long and short HFT positions in Markets throughout 2012 while reducing its net long HFT position in the first half of the year and increasing it again in the second half of the year, in anticipation of changes in credit spreads. AFS bond positions in Group Treasury were gradually reduced as part of general risk management and in line with internal liquidity management strategies.

Belgium - Net HFT government debt exposure increased by £0.7 billion on balance over 2012, as part of regular fluctuations in the Markets business. AFS debt securities exposures increased by £0.1 billion and the negative AFS reserve declined by the same amount as a result of recovery in bond prices.

•	Financial institutions

France - Lending exposure to banks increased as a result of a transfer of bank account services for Group Treasury secured funding transactions from in-house to an external bank, for £1.7 billion. Derivatives exposure to banks decreased by £1.4 billion, spread over a number of banks.

•	Corporate

Germany - Lending to corporate clients fell by £2.9 billion, largely as a result of reductions in Non-Core exposure to the transport, commercial real estate, electricity and media sectors.

The Netherlands - Lending to corporate clients decreased by £1.1 billion due to reductions in the commercial real estate and telecommunications sectors, with half of this reduction in the Non-Core portfolio.

France - Lending to corporate clients decreased by £1.3 billion due to reductions in the telecommunications, commercial real estate and construction sectors, half of this reduction is in the Non-Core portfolio.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Eurozone non-periphery: Key points (continued)
•	Non-Core (included above)

Germany - Non-Core lending exposure was £2.8 billion at 31 December 2012, down £2.6 billion since 31 December 2011. Most of the lending was in the commercial real estate (64%) and natural resources (12%) sectors.

The Netherlands - Non-Core lending exposure was £2.0 billion at 31 December 2012, down £0.5 billion since 31 December 2011. Most of the lending was in the commercial real estate (56%) and securitisations (21%) sectors.

France - Non-Core lending exposure was £1.6 billion at 31 December 2012, a decline of £0.7 billion since 31 December 2011. The lending portfolio mainly comprised public sector (30%), commercial real estate (23%) and construction (13%) exposures.

Risk factors

Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Risk and Balance Sheet Management section (pages 135 to 284). This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors will be included in the 2012 Form 20-F.

●
The Group’s businesses, earnings and financial condition have been and will continue to be negatively affected by global economic conditions, the instability in the global financial markets and increased competition and political risks including proposed referenda on Scottish independence and UK membership of the EU. Together with a perceived increased risk of default on the sovereign debt of certain European countries and unprecedented stresses on the financial system within the Eurozone, these factors have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

●
The actual or perceived failure or worsening credit of the Group’s counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

●
The Group’s ability to meet its obligations’ including its funding commitments depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise could adversely affect the Group’s financial condition. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government’s credit ratings.

●
The Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government’s implementation of the final recommendations of the Independent Commission on Banking’s final report on competition and possible structural reforms in the UK banking industry the US Federal Reserve’s proposal for applying US capital, liquidity and enhanced prudential standards to certain of the Group’s US operations.

●
The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European or UK authorities), or if the Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

●
As a result of the UK Government’s majority shareholding in the Group it can, and in the future may decide to, exercise a significant degree of influence over the Group including on dividend policy, modifying or cancelling contracts or limiting the Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

●
The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group’s businesses.

Risk factors (continued)

●
The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. In addition, the Group is, and may be, subject to litigation and regulatory investigations that may impact its business, results of operations and financial condition.

●
The Group’s ability to implement its Strategic Plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the Group’s Strategic Plan and implementation of the State Aid restructuring plan agreed with the European Commission and HM Treasury, the Group is undertaking an extensive restructuring which may adversely affect the Group’s business, results of operations and financial condition and give rise to increased operational risk.

●	The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

●	Operational and reputational risks are inherent in the Group’s businesses.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

●	The Group’s insurance businesses are subject to inherent risks involving claims on insured events.

●
Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

●
The Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

Additional information

Share information
	31 December 2012	30 September 2012	31 December 2011

Ordinary share price*	324.5p	257.0p	201.8p

Number of ordinary shares in issue*	6,071m	6,070m	5,923m

* data for 31 December 2011 have been adjusted for the sub-division and one-for-ten share consolidation of ordinary shares, which took effect in June 2012.

Capitalisation of the Group
The following table shows the Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2012.

As at 31 December 2012
£m

Share capital - allotted, called up and fully paid
Ordinary shares of £1	6,071
B shares of £0.01	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1.00	-

6,582
Retained income and other reserves	61,548

Owners’ equity	68,130

Group indebtedness
Subordinated liabilities	26,773
Debt securities in issue	94,592

Total indebtedness	121,365

Total capitalisation and indebtedness	189,495

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Since 31 December 2012 buybacks of debt securities net of issuances totalled £2,902 million.

Other than as disclosed above, the information contained in the tables above has not changed materially since 31 December 2012.

Additional information (continued)

Ratio of earnings to fixed charges
	Year ended 31 December
	2012(3)	2011(3)	2010	2009(3)	2008(3)

Ratio of earnings to combined fixed charges and preference share dividends (1,2)
- including interest on deposits	0.29	0.87	0.97	0.73	0.02
- excluding interest on deposits			0.67
Ratio of earnings to fixed charges only (1,2)
- including interest on deposits	0.30	0.87	0.98	0.78	0.02
- excluding interest on deposits			0.78

Notes:
(1)
For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(2)
The earnings for the year ended 31 December 2012 and for the years ended 31 December 2011, 2010, 2009 and 2008, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the year ended 31 December 2012 was £5,453 million and for the years ended 31 December 2011, 2010, 2009 and 2008 were £1,190 million, £278 million, £3,951 million and £27,051 million, respectively. The coverage deficiency for fixed charges only for the year ended 31 December 2012 was £5,165 million and for the years ended 31 December 2011, 2010, 2009 and 2008 were £1,190 million, £154 million, £3,016 million and £26,455 million, respectively.

(3)	Negative ratios have been excluded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Rajan Kapoor
Rajan Kapoor
Group Chief Accountant
11 March 2013

Appendix 1

Analysis of balance sheet
pre and post disposal groups

Appendix 1  Analysis of balance sheet pre and post disposal groups

In accordance with IFRS 5 assets and liabilities of disposal groups are presented as a single line on the face of the balance sheet. As allowed by IFRS, disposal groups are included within risk measures.

	31 December 2012			30 September 2012			31 December 2011
	Balance sheet	Disposal groups (1)	Gross of disposal groups	Balance sheet	Disposal groups (2)	Gross of disposal groups	Balance sheet	Disposal groups (3)	Gross of disposal groups
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	79,290	18	79,308	80,122	49	80,171	79,269	127	79,396
Net loans and advances to banks	29,168	2,112	31,280	38,347	83	38,430	43,870	87	43,957
Reverse repurchase agreements and stock borrowing	34,783	-	34,783	34,026	-	34,026	39,440	-	39,440
Loans and advances to banks	63,951	2,112	66,063	72,373	83	72,456	83,310	87	83,397
Net loans and advances to customers	430,088	1,863	431,951	423,155	19,409	442,564	454,112	19,405	473,517
Reverse repurchase agreements and stock borrowing	70,047	-	70,047	63,909	-	63,909	61,494	-	61,494
Loans and advances to customers	500,135	1,863	501,998	487,064	19,409	506,473	515,606	19,405	535,011
Debt securities	157,438	7,186	164,624	177,722	31	177,753	209,080	-	209,080
Equity shares	15,232	5	15,237	15,527	5	15,532	15,183	5	15,188
Settlement balances	5,741	-	5,741	15,055	-	15,055	7,771	14	7,785
Derivatives	441,903	15	441,918	468,171	366	468,537	529,618	439	530,057
Intangible assets	13,545	750	14,295	14,798	-	14,798	14,858	15	14,873
Property, plant and equipment	9,784	223	10,007	11,220	116	11,336	11,868	4,749	16,617
Deferred tax	3,443	-	3,443	3,480	-	3,480	3,878	-	3,878
Other financial assets	-	924	924	891	-	891	1,309	-	1,309
Prepayments, accrued income and other assets	7,820	742	8,562	9,804	444	10,248	9,667	456	10,123
Assets of disposal groups	14,013	(13,838)	175	20,667	(20,503)	164	25,450	(25,297)	153

Total assets	1,312,295	-	1,312,295	1,376,894	-	1,376,894	1,506,867	-	1,506,867

For the notes to this page refer to page 3.

1

Appendix 1 Analysis of balance sheet pre and post disposal groups (continued)

	31 December 2012			30 September 2012			31 December 2011
	Balance sheet	Disposal groups (1)	Gross of disposal groups	Balance sheet	Disposal groups (2)	Gross of disposal groups	Balance sheet	Disposal groups (3)	Gross of disposal groups
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Bank deposits	57,073	1	57,074	58,127	1	58,128	69,113	1	69,114
Repurchase agreements and stock lending	44,332	-	44,332	49,222	-	49,222	39,691	-	39,691
Deposits by banks	101,405	1	101,406	107,349	1	107,350	108,804	1	108,805
Customer deposits	433,239	753	433,992	412,712	22,168	434,880	414,143	22,610	436,753
Repurchase agreements and stock lending	88,040	-	88,040	93,343	-	93,343	88,812	-	88,812
Customer accounts	521,279	753	522,032	506,055	22,168	528,223	502,955	22,610	525,565
Debt securities in issue	94,592	-	94,592	104,157	-	104,157	162,621	-	162,621
Settlement balances	5,878	-	5,878	14,427	-	14,427	7,477	8	7,485
Short positions	27,591	-	27,591	32,562	-	32,562	41,039	-	41,039
Derivatives	434,333	7	434,340	462,300	42	462,342	523,983	126	524,109
Accruals, deferred income and other liabilities	14,801	2,679	17,480	18,458	449	18,907	23,125	1,233	24,358
Retirement benefit liabilities	3,884	-	3,884	1,779	-	1,779	2,239	-	2,239
Deferred tax	1,141	-	1,141	1,686	-	1,686	1,945	-	1,945
Insurance liabilities	-	6,193	6,193	6,249	-	6,249	6,312	-	6,312
Subordinated liabilities	26,773	529	27,302	25,309	-	25,309	26,319	-	26,319
Liabilities of disposal groups	10,170	(10,162)	8	22,670	(22,660)	10	23,995	(23,978)	17

Total liabilities	1,241,847	-	1,241,847	1,303,001	-	1,303,001	1,430,814	-	1,430,814

For the notes to this page refer to page 3.

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Appendix 1 Analysis of balance sheet pre and post disposal groups (continued)

	31 December 2012			30 September 2012			31 December 2011
	Balance sheet	Disposal groups (1)	Gross of disposal groups	Balance sheet	Disposal groups (2)	Gross of disposal groups	Balance sheet	Disposal groups (3)	Gross of disposal groups
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Selected financial data
Gross loans and advances to customers	451,224	1,875	453,099	443,356	20,188	463,544	473,872	20,196	494,068
Customer loan impairment provisions	(21,136)	(12)	(21,148)	(20,201)	(779)	(20,980)	(19,760)	(791)	(20,551)
Net loans and advances to customers	430,088	1,863	431,951	423,155	19,409	422,564	454,112	19,405	473,517

Gross loans and advances to banks	29,282	2,112	31,394	38,464	83	38,547	43,993	87	44,080
Bank loan impairment provisions	(114)	-	(114)	(117)	-	(117)	(123)	-	(123)
Net loans and advances to banks	29,168	2,112	31,280	38,347	83	38,430	43,870	87	43,957

Total loan impairment provisions	(21,250)	(12)	(21,262)	(20,318)	(779)	(21,097)	(19,883)	(791)	(20,674)

Customer REIL	40,993	13	41,006	39,913	1,402	41,315	40,708	1,549	42,257
Bank REIL	134	-	134	187	-	187	137	-	137
Total REIL	41,127	13	41,140	40,100	1,402	41,502	40,845	1,549	42,394

Gross unrealised gains on debt securities	3,946	230	4,176	4,517	-	4,517	4,978	-	4,978
Gross unrealised losses on debt securities	(1,832)	(15)	(1,847)	(2,052)	-	(2,052)	(3,408)	-	(3,408)

Notes:
(1)	Primarily Direct Line Group.
(2)	Primarily UK branch-based businesses.
(3)	Primarily UK branch-based businesses, RBS Aviation Capital, sold in 2012, and remainder of RBS Sempra Commodities JV.

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